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As filed with the Securities and Exchange Commission on September 26, 2001

Registration No. 333-65562

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

VALUECLICK, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7319	77-0495335
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361
(818) 575-4500
(Address, Including Zip Code and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

James R. Zarley, Chairman and Chief Executive Officer
ValueClick, Inc.
4360 Park Terrace Drive, Suite 100
Westlake Village, California 91361
(818) 575-4500
(Name, Address, Including Zip Code and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Kenneth R. Bender, Esq.	Aaron J. Alter, Esq.
Brobeck, Phleger & Harrison LLP	Wilson Sonsini Goodrich & Rosati
550 South Hope Street	Professional Corporation
Los Angeles, CA 90071	650 Page Mill Road
(213) 489-4060	Palo Alto, California 94304
(650) 493-9300

Approximate date of commencement of proposed sale to the public:
As soon as practicable following consummation of the merger described in this registration statement.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

JOINT PROXY STATEMENT-PROSPECTUS

To the stockholders of each of ValueClick, Inc. and Mediaplex, Inc.

    The boards of directors of ValueClick, Inc. and Mediaplex, Inc. have agreed to a merger pursuant to which Mediaplex will merge with ValueClick.

    If the merger is completed, holders of Mediaplex common stock will receive 0.4113 of a share of ValueClick common stock for each share of Mediaplex common stock they own. As a result, Mediaplex stockholders will hold approximately 30% of the ValueClick common stock outstanding immediately after the merger. ValueClick has registered approximately 21.3 million shares in connection with this transaction.

    Mediaplex common stock trades on the Nasdaq National Market under the symbol "MPLX." On September 24, 2001, the closing price of Mediaplex common stock was $0.73 per share. ValueClick common stock trades on the Nasdaq National Market under the symbol "VCLK." On September 24, 2001, the closing price of ValueClick common stock was $2.13 per share.

    The boards of directors of both ValueClick and Mediaplex have approved the merger and recommend that their respective stockholders vote FOR the merger proposal. We strongly urge you to read and consider carefully this document in its entirety.

    For a discussion of significant risks that should be considered before voting at the special meetings, see "Risk Factors" beginning on page __.

    Completion of the merger requires the approval of both the Mediaplex stockholders and the ValueClick stockholders. Officers, directors and stockholders of Mediaplex and ValueClick who hold approximately    % of ValueClick's common stock and    % of Mediaplex's common stock as of the record date for the special meetings have agreed to vote for the merger proposal. Both ValueClick and Mediaplex have scheduled a special meeting of their stockholders to vote on proposals for the merger. The dates, times and places of the special meetings are as follows:

ValueClick Stockholder Meeting	Mediaplex Stockholder Meeting
, 2001	, 2001
10:00 a.m., local time	10:00 a.m., local time
4360 Park Terrace Drive, Suite 100	177 Steuart Street, Suite 600
Westlake Village, California 91361	San Francisco, California 94105

    Your vote is very important. Whether or not you expect to attend the special meeting, please complete, date, sign and return the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting. Returning the proxy does not deprive you of your right to attend the meeting and vote your shares in person.

James R. Zarley	Gregory R. Raifman
Chairman of the Board and Chief Executive Officer of ValueClick	Chairman of the Board of Mediaplex

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

    This joint proxy statement/prospectus is dated            , 2001 and is first being mailed to stockholders of each of ValueClick and Mediaplex on or about            , 2001.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF
VALUECLICK, INC.
            , 2001
at 10:00 a.m. local time

    NOTICE IS HEREBY GIVEN that a special meeting of stockholders of ValueClick, Inc., a Delaware corporation, will be held at 4360 Park Terrace Drive, Suite 100, Westlake Village, California, on            , 2001, beginning at 10:00 a.m. local time for the purpose of considering and voting on the following matters:

  1.
  The approval of the Agreement and Plan of Merger, dated as of July 1, 2001, by and among ValueClick, Inc., Mars Acquisition Corp. and Mediaplex, Inc.

  2.
  To permit ValueClick's board of directors or its chairman, in their discretion, to adjourn or postpone the special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the meeting to approve the merger agreement.

    The business to be conducted at the meeting is more fully described in the rest of this document. As of the date of this notice, ValueClick's board of directors knows of no other business to be conducted at the special meeting.

    ValueClick's board of directors has fixed the close of business on            , 2001 as the record date for the determination of ValueClick stockholders entitled to notice of, and to vote at, the special meeting and at any continuation or adjournment of the meeting.

By Order of the Board of Directors

James R. Zarley Chairman and Chief Executive Officer
Westlake Village, California , 2001

    All ValueClick stockholders are cordially invited to attend the special meeting. Whether or not you expect to attend the special meeting, please complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the special meeting. A postage prepaid envelope is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the special meeting.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF
MEDIAPLEX, INC.
            , 2001
at 10:00 a.m. local time

    NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Mediaplex, Inc., a Delaware corporation, will be held at 177 Steuart Street, Suite 600, San Francisco, California, on            , 2001, beginning at 10:00 a.m. local time for the purpose of considering and voting on the following matters:

  1.
  The adoption of the Agreement and Plan of Merger, dated as of July 1, 2001, by and among ValueClick, Inc., Mars Acquisition Corp. and Mediaplex, Inc.

  2.
  To permit Mediaplex's board of directors or its chairman, in their discretion, to adjourn or postpone the special meeting if necessary for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the meeting to approve the merger agreement.

    The business to be conducted at the meeting is more fully described in the rest of this document. As of the date of this notice, Mediaplex's board of directors knows of no other business to be conducted at the special meeting.

    Mediaplex's board of directors has fixed the close of business on            , 2001 as the record date for the determination of Mediaplex stockholders entitled to notice of, and to vote at, the special meeting and at any continuation or adjournment of the meeting.

By Order of the Board of Directors

Tom A. Vadnais President and Chief Executive Officer
San Francisco, California , 2001

    All Mediaplex stockholders are cordially invited to attend the special meeting. Whether or not you expect to attend the special meeting, please complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the special meeting. A postage prepaid envelope is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the special meeting..

i

Year ended December 31, 1999 compared to year ended December 31, 1998	88
Liquidity and Capital Resources	90
Quantitative and Qualitative Disclosures about Market Risk	91
New Accounting Pronouncements	91
Mediaplex Unaudited Quarterly Results of Operations	92
VALUECLICK'S BUSINESS	93
Business	93
The ValueClick Solution	93
Network Of Web Sites	94
Products And Services	95
International Operations	97
Technology Platform	98
Sales, Marketing And Customer Service	98
Web Publishers	98
Advertisers	98
Competition	98
Intellectual Property Rights	99
The DoubleClick Investment	100
Employees	100
Properties	100
Legal Proceedings	100
Market Information	101
Dividend Policy	101
MEDIAPLEX'S BUSINESS	102
Business	102
The Products and Services	102
The Technology	104
Intellectual Property Rights	105
Competitive Environment	105
Privacy	105
Customers	106
Research & Development	106
Employees	106
Properties	106
Legal Proceedings	107
Market Information	107
Dividend Policy	108
Formation of Mediaplex	108
VALUECLICK'S MANAGEMENT	109
Board of Directors	111
Board Committees	111
Director Compensation	112
Compensation Committee Interlocks and Insider Participation	112
Executive Compensation	112
Stock Option Grants and Exercises	113
Aggregate Option Values at December 31, 2000	114
Employment Agreements	114
Options Granted Under Employment Agreements	115
Certain Relationships and Related Transactions	116
VALUECLICK'S PRINCIPAL STOCKHOLDERS	117
MEDIAPLEX'S MANAGEMENT	119
Classified Board	121
Board Meetings and Committees	121
Director Compensation	121
Employment Agreements	122
Executive Compensation	122
Option Grants During Last Fiscal Year	123
Aggregate Option Exercises During Last Fiscal Year and Fiscal Year End Option Values	124
MEDIAPLEX'S PRINCIPAL STOCKHOLDERS	126
MEDIAPLEX RELATED PARTY TRANSACTIONS	128
Certain Relationships and Related Transactions During the Last Fiscal Year	128
Certain Business Relationships	128
Transactions with Management and Others	128
DESCRIPTION OF VALUECLICK CAPITAL STOCK	129
Authorized Capital Stock	129
ValueClick Common Stock	129
ValueClick Preferred Stock	129
Registration Rights	129
Anti-Takeover Effects of Provisions of Delaware Law and ValueClick's Restated Certificate of Incorporation and Restated Bylaws	130
Transfer Agent and Registrar	130
Listing	130
COMPARISON OF RIGHTS OF VALUECLICK STOCKHOLDERS AND MEDIAPLEX STOCKHOLDERS	131
LEGAL MATTERS	133
EXPERTS	133
STOCKHOLDER PROPOSALS	133
WHERE YOU CAN FIND MORE INFORMATION	134
STATEMENTS REGARDING FORWARD- LOOKING INFORMATION	134
TRADEMARKS	135
INDEX TO FINANCIAL STATEMENTS	F-1
ANNEX A—Agreement and Plan of Merger
ANNEX B—Opinion of Wit SoundView Corporation
ANNEX C—Opinion of US Bancorp Piper Jaffray

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will I receive in the merger?
A:	•	If the merger is completed, Mediaplex stockholders will receive 0.4113 of a share of ValueClick common stock for each share of Mediaplex common stock that they own. Mediaplex stockholders will receive a cash payment for any fractional share.
For example, a Mediaplex stockholder owning 100 shares of Mediaplex common stock will receive 41 shares of ValueClick common stock and a cash payment equal to the value of 0.13 of a share of ValueClick common stock.
	•	If the merger is completed, ValueClick stockholders will continue to hold their existing ValueClick common stock. ValueClick stockholders immediately prior to the merger will hold approximately 70% of ValueClick's common stock when the merger is completed.
Q:	What do I need to do now?
A:	After carefully reading and considering the information contained in this document, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage paid envelope as soon as possible so that your shares may be represented at your special meeting.
If your shares are held in "street name" by your broker, you should follow the directions provided by your broker. Your broker will vote your shares only if you provide instructions on how you would like to vote your shares.
Q:	What if I don't vote?
A:	•	If you are a ValueClick stockholder and fail to respond, it will have no effect on the vote.
	•	If you are a Mediaplex stockholder and fail to respond, it will have the same effect as a vote against the merger.
	•	If you are a stockholder of either ValueClick or Mediaplex and respond but do not indicate how you want to vote, your proxy will be counted as a vote for the merger proposal.
	•	If you are a ValueClick stockholder and respond and abstain from voting, your proxy will have no effect on the vote.
	•	If you are a Mediaplex stockholder and respond and abstain from voting, your proxy will have the same effect as a vote against the adoption of the merger agreement.
Q:	Can I change my vote after I have delivered my proxy?
A:	Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:
	•	First, you can revoke your proxy.
	•	Second, you can submit a new proxy.
If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the secretary of ValueClick or Mediaplex, as appropriate, before the special meeting. You can submit your notice of revocation by U.S. mail or by facsimile. However, if you are submitting a new proxy, the new proxy must be submitted by U.S. mail or other delivery service. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote.
	•	Third, if you are a holder of record, you can attend your special meeting and vote in person. Your attendance at your special meeting alone will not revoke your proxy. Only your vote at your special meeting will revoke your proxy.

Q:	Should I send in my Mediaplex stock certificates now?
A:	No. After the merger is completed, Mediaplex stockholders will receive written instructions from the exchange agent on how to exchange Mediaplex stock certificates for shares of ValueClick. Please do not send in your Mediaplex stock certificates with your proxy.
Q:	When do you expect the merger to be completed?
A:	ValueClick and Mediaplex are working to complete the merger as quickly as possible. ValueClick and Mediaplex anticipate completing the merger shortly after the ValueClick stockholders have approved and the Mediaplex stockholders have adopted the merger agreement. ValueClick and Mediaplex hope to complete the merger before November 30, 2001.
Q:	Who can help answer my questions?
A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this document or the enclosed proxy card, you should contact:
• if you are a ValueClick stockholder: Investor Relations ValueClick, Inc. 4360 Park Terrace Drive, Suite 100 Westlake Village, California 91361 Telephone: (818) 575-4500 Facsimile: (818) 575-4508
• if you are a Mediaplex stockholder: Investor Relations Mediaplex, Inc. 177 Steuart Street, Suite 600 San Francisco, CA 94105 Telephone: (415) 808-1900 Facsimile (415) 808-1901

SUMMARY OF THIS JOINT PROXY STATEMENT/PROSPECTUS

    This summary highlights selected information in this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the merger. This summary and the balance of this document contain forward-looking statements about events that are not certain to occur, and you should not place undue reliance on those statements. Please carefully read "Statements Regarding Forward-Looking Information" at page ___ of this document.

The Companies

ValueClick, Inc.

4360 Park Terrace Drive, Suite 100
Westlake Village, California 91361
Telephone: (818) 575-4500
Facsimile: (818) 575-4508
http://www.valueclick.com

    ValueClick is a leading provider of performance-based Internet advertising solutions.

    Specifically, ValueClick provides online advertisers and publishers of Web sites advertising models known as cost-per-click, cost-per-action and cost-per-lead, in which an advertiser only pays ValueClick, and ValueClick in turn only pays a publisher of a Web site, when an Internet user clicks on an advertiser's banner advertisement, performs a specific action, such as a software download, an online registration or other transactions or when an e-mail lead is generated. You should not consider the information on ValueClick's Web site to be part of this document.

Mediaplex, Inc.

177 Steuart Street, Suite 600
San Francisco, CA 94105
Telephone: (415) 808-1900
Facsimile: (415) 808-1901
http://www.mediaplex.com

    Mediaplex provides technology-based marketing products and services that enable advertisers to optimize their online marketing efforts. These marketing products and services allow companies to combine their online direct marketing and branding activities with critical enterprise business data in order to effectively use the Internet to manage and transact business.

    Mediaplex's proprietary mobile Java objects technology platform, MOJO, enables advertisers to deliver, in real time, customized advertising messages to a targeted consumer. Mediaplex's MOJO platform interfaces with companies' existing enterprise data and software applications to access critical business information that is used to customize the advertising message. Mediaplex's MOJO technology is the only industry platform providing an integrated ad serving and e-mail solution.

    In July 2000, Mediaplex expanded its technology platform from online adserving and e-mail to include technology systems for traditional advertising by buying AdWare Systems, Inc.

    Mediaplex's services are offered as a comprehensive solution, or individually as part of a complementary service with other advertising and technology providers. You should not consider the information on Mediaplex's Web site to be part of this document.

Recommendation of the Boards of Directors (see pages __ and __)

    To ValueClick Stockholders:  ValueClick's board of directors believes that the merger is advisable and in the best interests of ValueClick's stockholders and has voted to approve the merger agreement and recommends that ValueClick's stockholders vote FOR the approval of the merger agreement.

    To Mediaplex Stockholders:  Mediaplex's board of directors believes that the merger is advisable and in the best interests of Mediaplex's stockholders, and has unanimously voted to approve the merger agreement and unanimously recommends that Mediaplex's stockholders vote FOR the adoption of the merger agreement.

Opinions of Financial Advisors (see pages __ and __)

    Opinion of ValueClick's Financial Advisor.  In deciding to approve the merger, ValueClick's board of directors considered the opinion of its financial advisor, Wit SoundView Corporation, that, as of the date of its opinion, and subject to and based on the considerations referred to in its opinion, the 0.4113 ratio to exchange shares of ValueClick common stock for shares of Mediaplex common stock is fair, from a financial point of view, to ValueClick. The fairness opinion is not a recommendation to any stockholder to approve the merger. The full text of this opinion is attached as Annex B to this document. ValueClick urges its stockholders to carefully read Wit SoundView's opinion in its entirety.

    Opinion of Mediaplex's Financial Advisor.  U.S. Bancorp Piper Jaffray Inc. has given a written opinion, dated June 29, 2001, to the Mediaplex board of directors as to the fairness, from a financial point of view, to the holders of common stock of Mediaplex of the 0.4113 exchange ratio set forth in the merger agreement. The full text of this opinion is attached to this document as Annex C. You should read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by U.S. Bancorp Piper Jaffray in providing its opinion. The opinion of U.S. Bancorp Piper Jaffray is directed to the Mediaplex board of directors and does not constitute a recommendation to any Mediaplex stockholder as to any matter relating to the merger.

The Special Meetings (see page __)

    ValueClick.  The special meeting of ValueClick stockholders will be held at 4360 Park Terrace Drive, Suite 100, Westlake Village, California on            , 2001, beginning at 10:00 a.m., local time.

    Mediaplex.  The special meeting of Mediaplex stockholders will be held at 177 Steuart Street, Suite 600, San Francisco, California on            , 2001, beginning at 10:00 a.m., local time.

Record Dates; Votes Required (see page __)

    ValueClick.  If you owned shares of ValueClick on            , 2001, the record date for the ValueClick special meeting, you are entitled to receive this document and to vote in connection with the merger. On that date, there were      shares of ValueClick common stock outstanding, approximately             of which, or  percent, were owned by ValueClick's directors and executive officers. You can cast one vote for each share of ValueClick common stock you own. The affirmative vote of a majority of the shares of ValueClick common stock voting at the special meeting is required to approve the merger proposal and grant discretionary authority to ValueClick's board of directors or its chairman to adjourn or postpone the special meeting to solicit additional votes to approve the merger agreement.

    Mediaplex.  If you owned shares of Mediaplex on            , 2001, the record date for the Mediaplex special meeting, you are entitled to receive this document and to vote in connection with the merger. On that date, there were      shares of Mediaplex common stock outstanding, approximately             of which, or  percent, were owned by Mediaplex directors and executive officers. You can cast one vote for each share of Mediaplex common stock you own. The affirmative vote of a majority of the outstanding shares of Mediaplex is required to adopt the merger agreement and grant discretionary authority to Mediaplex's board of directors or its chairman to adjourn or postpone the special meeting to solicit additional votes to adopt the merger agreement.

Voting Agreements

    ValueClick.  ValueClick entered into voting agreements with five directors and stockholders of Mediaplex, which require those persons to vote all of their shares of Mediaplex common stock in favor of the adoption of the merger agreement. As of the record date, these stockholders owned shares representing approximately   % of the voting power of Mediaplex capital stock entitled to vote at the Mediaplex special meeting.

    Mediaplex.  Mediaplex entered into a voting agreement with ten directors, officers and stockholders of ValueClick which require those persons to vote all their shares of ValueClick common stock in favor of the approval of the merger agreement. As of the record date, these stockholders owned shares representing approximately  % of the voting power of ValueClick capital stock entitled to vote at the ValueClick special meeting.

Appraisal Rights (see page __)

    Under Delaware law, Mediaplex stockholders are not entitled to appraisal rights in connection with the merger.

Conflicts of Interests of Directors and Executive Officers in the Merger (see page __)

    Some of the directors and executive officers of ValueClick and Mediaplex will receive benefits if the merger is completed which results in those persons having interests in the merger that are different from, or are in addition to, the interests of their company's stockholders. Each board of directors took into account these interests prior to making its decision. Specifically, as a result of or in connection with the merger:

  •
  Gregory R. Raifman will become Vice-Chairman of the Board of ValueClick, and will enter into a consulting agreement with ValueClick pursuant to which he will receive $250,000 over the one-year period following the merger;

  •
  Three Mediaplex directors, Ira Carlin, Gregory R. Raifman and Tom A. Vadnais, will become directors of ValueClick;

  •
  Three ValueClick directors will resign from the ValueClick board of directors;

  •
  Tom Vadnais will become the Chief Executive Officer of the Mediaplex business reporting to Mr. Zarley;

  •
  Stock options issued to Messrs. Carlin, DeSorrento, Guarascio and Dr. Sealey, each to purchase 50,000 shares of Mediaplex common stock at an exercise price of $0.75 per share, will become fully vested;

  •
  Mediaplex directors and executive officers will have the right to continued indemnification and insurance coverage by ValueClick for acts and omissions occurring prior to the merger;

  •
  Mediaplex officers Tom Vadnais and Scott Barlow are parties to agreements with Mediaplex pursuant to which they will receive severance payments of approximately $400,000 and $50,000, respectively, if ValueClick terminates their employment involuntarily following the merger. In addition, Mr. Vadnais' employment agreement provides that his options to purchase Mediaplex common stock will become immediately exercisable upon completion of the merger with ValueClick.

Treatment of Stock Options and Restricted Stock (see page __)

    When the merger is completed, each outstanding Mediaplex stock option will be assumed by ValueClick and will be converted into an option to purchase that number of shares of ValueClick common stock equal to the product of 0.4113 multiplied by the number of shares of Mediaplex common stock underlying the option.

Tax Consequences (see page __)

    The merger has been structured with the intent that it qualify as a tax-deferred "reorganization" for federal income tax purposes. Qualification of the merger as a reorganization will result in the following federal income tax consequences to the Mediaplex stockholders:

  •
  A Mediaplex stockholder's exchange of shares of Mediaplex common stock for shares of ValueClick common stock will not result in recognition of any taxable income by the Mediaplex stockholder. However, any cash received for any fractional share will result in the recognition of gain or loss as if a

    Mediaplex stockholder sold its fractional share.

  •
  A Mediaplex stockholder's tax basis in the shares of ValueClick common stock received in the merger will equal the Mediaplex stockholder's current tax basis in the Mediaplex common stock, reduced by the basis allocable to any fractional share interest for which it receives cash.

    Brobeck, Phleger & Harrison LLP, counsel to ValueClick, has rendered an opinion to ValueClick and Wilson Sonsini Goodrich & Rosati, a Professional Corporation, counsel to Mediaplex, has rendered an opinion to Mediaplex, that the merger will constitute a "reorganization" for federal income tax purposes and the federal income tax consequences to the Mediaplex stockholders of the exchange of their shares of Mediaplex common stock for shares of ValueClick common stock in the merger will be as described above. The discussion above constitutes the opinion of both Brobeck, Phleger & Harrison LLP and Wilson Sonsini Goodrich & Rosati, a Professional Corporation. The merger will not be completed unless ValueClick and Mediaplex receive opinions of their respective counsel confirming their opinions as to the qualification of the merger as a reorganization.

Overview of the Merger Agreement (see page __)

    Conditions to the Completion of the Merger.  Each of ValueClick's and Mediaplex's obligation to complete the merger is subject to the satisfaction or waiver of a number of conditions, including, among others:

  •
  the adoption of the merger agreement by both the ValueClick stockholders and Mediaplex stockholders;

  •
  no law, order or injunction preventing the completion of the merger may be in effect;

  •
  expiration or termination of the applicable waiting period under the U.S. antitrust laws;

  •
  the registration statement of which this document is a part must have become effective;

  •
  the shares of ValueClick common stock to be issued in connection with the merger must have been approved for listing on the Nasdaq National Market;

  •
  ValueClick and Mediaplex must have complied with their respective obligations in the merger agreement;

  •
  ValueClick's and Mediaplex's respective representations and warranties in the merger agreement must be true and correct when made and, except for representations and warranties that speak only as of a specified date, at the effective time of the merger except where the failure to be true and correct does not constitute a material adverse effect on the applicable company;

  •
  ValueClick and Mediaplex must each receive an opinion of its respective tax counsel to the effect that the merger will qualify as a "reorganization" for federal income tax purposes; and

  •
  No material adverse effect will have occurred with respect to either ValueClick or Mediaplex.

  Termination of the Merger Agreement (see page __)

    ValueClick and Mediaplex can jointly agree to terminate the merger agreement at any time. Either party may also terminate the merger agreement if:

  •
  the merger is not completed on or before November 30, 2001, so long as the failure to complete the merger is not the result of the failure by that company to fulfill any of its obligations under the merger agreement;

  •
  government actions do not permit the completion of the merger; or

  •
  either company's stockholders do not vote to adopt the merger agreement at a duly held meeting of that company's stockholders.

    ValueClick may terminate the merger agreement if Mediaplex's board of directors fails to recommend adoption of the merger agreement or effects a change in its recommendation of the merger agreement, or if Mediaplex breaches its representations and warranties or covenants in the merger agreement in a manner that would cause the conditions to ValueClick's obligations to complete the merger to not be satisfied.

    Mediaplex may terminate the merger agreement if Mediaplex's board of directors decides to accept a superior proposal from a third party so long as Mediaplex has given ValueClick three business days notice and Mediaplex has paid ValueClick a termination fee, or if ValueClick breaches its representations and warranties or covenants in the merger agreement in a manner that would cause the conditions to Mediaplex's obligations to complete the merger to not be satisfied.

  Termination Fees and Expenses (see page   )

    The merger agreement provides that Mediaplex will be required to pay a termination fee of $1,996,893 to ValueClick and to reimburse ValueClick for up to $499,223 of its out-of-pocket fees and expenses incurred in connection with the merger if:

  •
  ValueClick terminates the merger agreement as a result of Mediaplex's board of directors changing its recommendation in favor of the merger agreement; or

  •
  Mediaplex enters into an agreement which accepts a superior proposal from a third party.

    The merger agreement provides that if either ValueClick or Mediaplex fails to obtain the approval of its respective stockholders, it will be required to reimburse the other party for up to $499,223 of its out-of-pocket fees and expenses incurred in connection with the merger. With respect to Mediaplex only, the merger agreement provides that Mediaplex will also be required to pay ValueClick the termination fee of $1,996,893 if Mediaplex enters into an acquisition agreement with a third party within nine months of termination of the merger agreement due to failure to obtain Mediaplex stockholder approval if the acquisition proposal existed prior to the Mediaplex stockholders' meeting.

  "No Solicitation" Provision (see page   )

    The merger agreement contains detailed provisions prohibiting Mediaplex from seeking a competing takeover proposal, as described on page   .

Regulatory Matters (see page   )

    Under U.S. antitrust laws, the merger may not be completed until ValueClick and Mediaplex have notified the Antitrust Division of the Department of Justice and the Federal Trade Commission of the merger and have filed the necessary report forms, and until a required waiting period has ended. ValueClick and Mediaplex received notice of early termination of the waiting period on August 20, 2001.

Accounting Treatment

    ValueClick will account for the merger under the purchase method of accounting for business combinations.

Completion and Effectiveness of the Merger

    The merger will be completed when all of the conditions to completion of the merger are satisfied or waived in accordance with the merger agreement. The merger will become effective when a certificate of merger is filed with the State of Delaware, which will occur as soon as possible after the stockholders of ValueClick and Mediaplex have approved the proposals at their special respective meetings. ValueClick and Mediaplex hope to complete the merger by November 30, 2001.

Market Price Information

    Shares of each of ValueClick and Mediaplex common stock are traded on the Nasdaq National Market. The following table sets forth the closing sales prices of the common stock of

ValueClick and Mediaplex on the last trading day before the public announcement of the execution and delivery of the merger agreement, a recent date prior to the printing of this document and on a pro forma equivalent share basis. The market price of shares of ValueClick common stock and Mediaplex common stock fluctuates. As a result, you should obtain current market quotations before you vote at the special meetings.

	ValueClick	Mediaplex
Exchange Ratio	—	0.4113
Closing price on June 29, 2001	$3.20	$0.91
Pro forma equivalent	—	$1.32
Closing price on , 2001
Pro forma equivalent

Recent Developments

    On April 4, 2001, Mediaplex received a notice from The Nasdaq Stock Market that its common stock had failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive trading days as required for continued listing on the Nasdaq National Market. On July 10, 2001, Mediaplex received a Nasdaq Staff Determination indicating that Mediaplex is not in compliance with the minimum price requirement for continued listing on The Nasdaq Stock Market and that its securities are subject to delisting from the Nasdaq Stock Market. On August 30, 2001, Mediaplex attended an oral hearing before the Nasdaq Listings Qualifications Panel to review the Nasdaq Staff Determination. At the hearing, Mediaplex requested that the Nasdaq Listings Qualifications Panel grant Mediaplex an exception from the minimum bid price requirement pending the completion of the merger. Until the Nasdaq Listing Qualifications Panel reaches its decision, Mediaplex's stock will remain listed on the Nasdaq National Market. If Mediaplex's common stock is delisted from the Nasdaq National Market, its liquidity and trading price could be negatively effected.

SELECTED HISTORICAL SUMMARY FINANCIAL DATA

    The following tables present selected historical financial data of ValueClick, selected historical financial data of Mediaplex and selected unaudited pro forma financial data of ValueClick, which reflect the merger.

ValueClick Selected Historical Financial Data

    The following selected historical financial data of ValueClick is only a summary and you should read it in conjunction with ValueClick's consolidated financial statements and the notes to those financial statements and "ValueClick's Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.

	Period From May 1, 1998 (Inception) Through December 31, 1998
		Year Ended December 31,		Six-month Period Ended June 30,
		1999	2000	2000	2001
				(unaudited)
Consolidated Statement of Operations Data:
(In thousands, except per share data)
Revenues	$2,059	$25,971	$64,332	$31,715	$22,376
Cost of revenues	1,107	12,465	31,930	16,356	10,876

Gross profit	952	13,506	32,402	15,359	11,500
Operating expenses:
Sales and marketing (1)	523	2,989	11,436	4,766	5,754
General and administrative (1)	410	4,706	12,896	5,177	6,678
Product development (1)	155	1,100	4,846	1,874	1,894
Stock-based compensation	61	3,506	5,058	2,694	1,615
Amortization of intangible assets	33	401	1,069	448	901
Merger-related costs	—	—	353	—	980

Total operating expenses	1,182	12,702	35,658	14,959	17,822

Income (loss) from operations	(230)	804	(3,256)	400	(6,322)
Equity in loss of ValueClick Japan	(9)	(64)	—	—	—
Interest income, net	7	45	4,120	1,260	2,564
Gain (loss) on sale of marketable securities	—	—	(9,006)	(9,006)	701
Impairment write-down of marketable securities	—	—	(60,233)	—	—
Gain from ValueClick Japan stock issuance	—	—	13,656	13,656	—
Gain on the sale of ValueClick Japan stock	—	—	2,344	—	—

Income (loss) before income taxes and minority interests	(232)	785	(52,375)	6,310	(3,057)
Provision for (benefit from) income taxes	—	1,853	2,539	3,823	(20)

Net income (loss) before minority interest	(232)	(1,068)	(54,914)	2,487	(3,037)
Minority share of income in ValueClick Japan	—	(6)	(419)	(154)	(39)

Net income (loss)	$(232)	$(1,074)	$(55,333)	$2,333	$(3,076)
Net income (loss) per common share:
Basic and diluted	$(0.02)	$(0.06)	$(1.72)	$0.08	$(0.08)

Shares used to calculate net income (loss) per common share:
Basic	12,640	17,683	32,151	28,352	36,448

Diluted	12,640	17,683	32,151	30,041	36,448

(1)
Excludes stock-based compensation for the following periods (In thousands):

	Period from May 1, 1998 (inception) through December 31, 1998
		Year Ended		Six-month Period Ended June 30
		1999	2000	2000	2001
				(unaudited)
Sales and marketing	$—	$1,122	$1,610	$862	$509
General and administrative	61	1,893	2,718	1,455	831
Product development	—	491	730	377	275

	$61	$3,506	$5,058	$2,694	$1,615

	December 31,
				June 30, 2001
	1998	1999	2000
				(Unaudited)
Consolidated Balance Sheet Data:
(In thousands)
Cash, cash equivalents and marketable securities	$262	$3,681	$127,450	$120,858
Working capital	454	6,828	129,036	125,473
Total assets	1,323	18,737	154,050	143,658
Total stockholders' equity	755	11,593	127,493	123,723

Mediaplex Selected Historical Financial Data

    The following selected historical financial data of Mediaplex is only a summary and you should read it in conjunction with Mediaplex's consolidated financial statements and the notes to those financial statements and "Mediaplex's Management Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.

	September 10, 1996 (inception) to December 31, 1996					Six Months Ended June 30,
		Year Ended December 31,
		1997	1998	1999	2000	2000	2001
						(Unaudited)
Consolidated Statement of Operations Data: (In thousands, except per share data)
Statement of Operations Data:
Revenues	$—	$426	$3,588	$26,405	$63,636	$34,830	$14,308
Cost of revenues	—	445	2,770	20,418	43,799	25,222	7,089

Gross Profit (loss)	—	(19)	818	5,987	19,837	9,608	7,219
Operating expenses:
Sales and marketing	23	481	1,398	12,007	22,786	12,588	5,904
Research and development	49	347	556	5,733	10,307	4,689	4,678
General and administrative	183	267	636	10,221	22,181	15,334	6,176
Restructuring expense	—	—	—	—	1,929	—	2,373
Amortization of goodwill and intangibles	—	—	—	753	4,700	501	4,461

Total operating expenses	255	1,095	2,590	28,714	61,903	33,112	23,592

Loss from operations	(255)	(1,115)	(1,772)	(22,727)	(42,066)	(23,504)	(16,373)
Interest income (expense), net	—	(2)	(247)	912	4,587	2,436	1,436

Net loss	(255)	(1,117)	(2,019)	(21,815)	(37,479)	$(21,068)	$(14,937)
Beneficial conversion feature of Series C convertible preferred stock	—	—	—	14,360	—	—	—

Net loss attributable to common stockholders	$(255)	$(1,117)	$(2,019)	$(36,175)	$(37,479)	$(21,068)	$(14,937)

Net loss per share attributable to common stockholders—basic and diluted	$(0.07)	$(0.13)	$(0.25)	$(2.34)	$(1.11)	$(0.65)	$(0.42)

Weighted average shares used to compute net loss per share—basic and diluted	3,796	8,457	8,186	15,427	33,756	32,427	35,855

	December 31,					June 30,
	1996	1997	1998	1999	2000	2001
						(Unaudited)
Consolidated Balance Sheet Data: (In thousands)
Cash and cash equivalents	$27	$142	$375	$78,052	$34,894	$10,269
Short-term investments	—	—	—	9,913	22,244	10,050
Working capital (deficit)	(46)	(586)	(1,863)	84,085	57,838	20,427
Total assets	52	262	1,444	103,442	107,843	86,917
Long-term debt less current portion	—	65	232	280	458	451
Accumulated deficit	(255)	(1,373)	(3,392)	(39,566)	(77,045)	(91,988)
Total stockholders' equity (deficit)	(22)	(558)	(1,962)	90,713	90,472	77,408

Summary Unaudited Pro Forma Combined Condensed Consolidated Financial Data

    The following selected unaudited pro forma combined condensed consolidated financial data is only a summary and you should read it in connection with our unaudited pro forma combined condensed consolidated financial statements and notes to those statements included elsewhere in this document.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations Data: (In thousands, except per share data)	For the Year ended December 31, 2000	For the Six-month period ended June 30, 2001
Revenues	$135,018	$36,684
Cost of revenues	80,982	17,965

Gross profit	54,036	18,719
Operating expenses:
Sales and marketing (2)	33,288	11,510
General and administrative (2)	22,275	8,701
Research and product development (2)	14,720	6,683
Stock-based compensation	16,632	2,812
Amortization of intangibles	1,759	901
Merger-related costs	353	980
Restructuring charge	1,929	2,373

Total operating expenses	90,956	33,960

Loss from operations	(36,920)	(15,241)
Interest income, net	8,714	4,000
Gain (loss) on sale of marketable securities	(9,006)	701
Impairment write-down of marketable securities	(60,233)	—
Gain on subsidiary stock issuance	13,656	—
Gain on sale of subsidiary stock	2,344	—

Loss before income taxes and minority interests	(81,445)	(10,540)
Provision (benefit from) for income taxes	2,921	(20)

Loss before minority interest	(84,366)	(10,520)
Minority share of income in subsidiary	(419)	(39)

Net loss	$(84,785)	$(10,559)

Net loss per common share:
Basic and diluted	$(1.80)	$(0.21)

Pro forma shares used to calculate net loss per common share:
Basic	47,025	51,322

Diluted	47,025	51,322

(2)
Total pro forma stock-based compensation excluded from the individual statements of operations line items was as follows (In thousands):

	For the year ended December 31, 2000	For the six-month period ended June 30, 2001
		(unaudited)
Sales and marketing	$2,583	$657
General and administrative	12,886	1,991
Research and product development	1,163	164

	$16,632	$2,812

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet Data: (In thousands)	June 30, 2001
Cash and cash equivalents	$131,127
Marketable securities	10,050
Long-term investments	29,211
Working capital	143,825
Total assets	204,172
Long-term debt, less current portion	456
Accumulated deficit	(59,492)
Total stockholders' equity	172,653

UNAUDITED COMPARATIVE PER SHARE DATA

    Presented below is per share data regarding the income and book value of ValueClick and Mediaplex on both a historical and a per share equivalent unaudited pro forma basis. The unaudited pro forma consolidated per share information is derived from the unaudited pro forma combined condensed consolidated financial statements included elsewhere in this document. You should read the information below in conjunction with the financial statements and accompanying notes of each of ValueClick and Mediaplex and with the unaudited pro forma combined condensed consolidated financial statements included elsewhere in this document. The Mediaplex equivalent pro forma per share data is calculated by multiplying the pro forma ValueClick per share amounts by the exchange ratio of 0.4113 for each share of Mediaplex.

	Year Ended December 31, 2000	Six Months Ended June 30, 2001
ValueClick Historical Per Common Share:
Net loss per common share—basic and diluted	$(1.72)	$(0.08)
Book value per share	3.50	3.39
Cash dividends	—	—
Mediaplex Historical Per Common Share:
Net loss per common share—basic and diluted	$(1.11)	$(0.42)
Book value per share	2.52	2.09
Cash dividends	—	—
Pro Forma Consolidated Per Common Share:
Net loss per ValueClick share—basic and diluted	$(1.80)	$(0.21)
Net loss per equivalent Mediaplex share—basic and diluted	(0.74)	(0.09)
Book value per ValueClick share	—	3.36
Book value per equivalent Mediaplex share	—	1.38
Cash dividends	—	—

RISK FACTORS

    Before you vote to adopt or to approve the merger agreement, you should carefully consider the risks described below in addition to the other information referred to in this document, including the section entitled "Information Regarding Forward-Looking Statements." The risks and uncertainties described below are not the only ones facing ValueClick or Mediaplex. Additional risks and uncertainties not presently known to either ValueClick or Mediaplex or that we believe are now immaterial may also impair our business. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our common stock could decline and you may lose all or part of your investment.

Risks Associated With the Merger

Decreases in the trading price of ValueClick will reduce the value of what Mediaplex stockholders receive in the merger.

    Upon completion of the merger, shares of Mediaplex capital stock will be converted into shares of ValueClick capital stock. The ratio at which the shares will be converted is fixed, and there will be no adjustment for changes in the market price of either Mediaplex common stock or ValueClick common stock. Any change in the price of ValueClick common stock will affect the value that Mediaplex stockholders receive in the merger. Mediaplex's common stock and ValueClick's common stock have historically experienced significant volatility, and the value of the shares of ValueClick's common stock received in the merger may fluctuate. Stock price changes may result from a variety of factors that are beyond the control of Mediaplex and ValueClick. Neither party is permitted to terminate the merger agreement or resolicit the vote of its stockholders solely because of changes in the market price of either party's common stock.

    The prices of Mediaplex common stock and ValueClick common stock at the closing of the merger may vary from their respective prices on the date of this document and on the date of the special meetings. Because the date the merger is completed may be later than the date of the special meetings, the prices of Mediaplex's common stock and ValueClick's common stock on the date of the special meetings may not be indicative of their respective prices on the date the merger is completed.

ValueClick and Mediaplex may not realize the intended benefits of the merger if ValueClick is unable to integrate Mediaplex's operations, products and personnel in a timely and efficient manner.

    Achieving the benefits of the merger will depend in part on the integration of ValueClick's and Mediaplex's operations, products and personnel in a timely and efficient manner. For ValueClick to provide enhanced and more valuable products to its customers after the merger, ValueClick will need to integrate Mediaplex's development operations and product lines. This integration may be difficult and unpredictable because Mediaplex's products are highly complex, have been developed independently and were designed without regard to integration. Successful integration of Mediaplex product development operations and product lines also requires coordination of different development and engineering teams, as well as sales and marketing efforts and personnel. This, too, may be difficult and unpredictable because of possible cultural conflicts between the companies, the different geographical locations of the companies, and different opinions on product and technology decisions. If ValueClick cannot successfully integrate Mediaplex's operations, products and personnel, ValueClick and Mediaplex may not realize the expected benefits of the merger which could adversely affect the combined company's business.

The merger will result in significant costs to ValueClick and Mediaplex, whether or not the merger is completed.

    The merger will result in significant costs to ValueClick and Mediaplex. Transaction costs are estimated at approximately $2.1 million. These costs are expected to consist primarily of fees for investment bankers, attorneys, accountants, filing fees and financial printers. All of these costs will be incurred whether or not the merger is completed. In addition, if the merger agreement is terminated under specified circumstances, Mediaplex may be obligated to pay ValueClick a $1,996,893 termination fee and Mediaplex and ValueClick may be obligated under some circumstances to reimburse the other company's costs up to a maximum of $499,223.

Directors of ValueClick and Mediaplex have potential conflicts of interest in recommending that you vote in favor of approval of the merger agreement.

    Some of the directors of ValueClick and some of the directors of Mediaplex who recommend that you vote in favor of the merger agreement have employment or severance agreements or benefits arrangements that provide them with interests in the merger that differ from yours. Following completion of the merger, Gregory R. Raifman, Chairman of the board of Mediaplex, will serve as Vice-Chairman of the board of ValueClick, and Tom Vadnais, President and Chief Executive Officer of Mediaplex, will serve as the Chief Executive Officer of the Mediaplex business reporting to James R. Zarley, Chairman and Chief Executive Officer of ValueClick. In addition, Messrs. Raifman and Vadnais and one other Mediaplex director to be designated will become directors of ValueClick after completion of the merger. The receipt of compensation or other benefits in the merger, including the vesting of stock options, or the continuation of indemnification arrangements for current directors of Mediaplex following completion of the merger, may influence these directors in making their recommendation that you vote in favor of the merger agreement.

Failure to complete the merger could cause ValueClick's or Mediaplex's stock price to decline.

    If the merger is not completed for any reason, ValueClick's or Mediaplex's stock price may decline because costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed. In addition, if the merger is not completed, ValueClick's or Mediaplex's stock price may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

If the merger is not completed, Mediaplex may be unable to find another company willing to enter into a business combination with Mediaplex on acceptable terms.

    If the merger is not completed and if Mediaplex's board of directors determines to seek another business combination, Mediaplex may be unable to find a partner willing to pay an equivalent or more attractive price than that which ValueClick will pay in the merger, which could further depress Mediaplex's stock price. In addition, if Mediaplex needs to raise additional capital, Mediaplex cannot be certain that additional financing will be available to it on favorable terms, or at all.

If the conditions to the merger are not met, the merger will not occur.

    Specified conditions must be satisfied or waived to complete the merger. These conditions are described in detail in the merger agreement. ValueClick and Mediaplex cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and ValueClick and Mediaplex each may lose some or all of the intended benefits of the merger. For example, if either party suffers a material adverse change in its condition prior to closing, the other party may not be required to close.

ValueClick and Mediaplex may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

    Each of the conditions to ValueClick's and Mediaplex's obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable laws, by agreement of ValueClick and Mediaplex. The boards of directors of ValueClick and Mediaplex will evaluate the materiality of any such waiver to determine whether amendment of this document and resolicitation of proxies is warranted. However, ValueClick and Mediaplex generally do not expect any such waiver to be sufficiently material to warrant resolicitation of stockholders. In the event that the board of directors of ValueClick or Mediaplex determines any such waiver is not sufficiently material to warrant resolicitation of stockholders, the applicable company will have the discretion to complete the merger without seeking further stockholder approval.

Sales of ValueClick's and Mediaplex's products could decline if customer relationships are disrupted by the merger.

    The merger may have the effect of disrupting customer relationships. ValueClick's and Mediaplex's customers may not continue their current buying patterns during the pendency of, and following, the merger. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of ValueClick's and Mediaplex's products and the combined company's future product strategy. ValueClick's or Mediaplex's customers may instead purchase products of competitors. In addition, by increasing the breadth of ValueClick's and Mediaplex's business, the merger may make it more difficult for the combined company to enter into relationships with customers and strategic partners, some of whom may view the combined company as a more direct competitor than either ValueClick or Mediaplex as independent companies. Any significant delay or reduction in orders for ValueClick's or Mediaplex's products could cause sales of the combined company's products to decline.

Mediaplex may lose its listing on the Nasdaq National Market which could significantly impair Mediaplex Stockholders' ability to sell Mediaplex stock readily, or at all.

    On April 4, 2001, Mediaplex received a notice from The Nasdaq Stock Market that its common stock had failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive trading days as required for continued listing on the Nasdaq National Market. From July 2, 2001 through July 10, 2001, Mediaplex common stock closed between $1.00 and $1.06 a share. On July 10, 2001, Mediaplex received a Nasdaq Staff Determination indicating that Mediaplex is not in compliance with the minimum price requirement for continued listing on The Nasdaq Stock Market and that its securities are subject to delisting from the Nasdaq Stock Market. Since July 10, 2001, Mediaplex stock has traded below $1.00 per share. On August 30, 2001, Mediaplex attended an oral hearing before the Nasdaq Listings Qualifications Panel to review the Nasdaq Staff Determination. At the hearing, Mediaplex requested that the Nasdaq Listings Qualifications Panel grant Mediaplex an exception from the minimum bid price requirement pending the completion of the merger. Until the Nasdaq Listing Qualifications Panel reaches its decision, Mediaplex's stock will remain listed on the Nasdaq National Market.

    If Mediaplex's securities are delisted from the Nasdaq National Market, the liquidity of its securities may be impacted adversely, not only in the number of shares which could be bought or sold, but also through delays in the timing of transactions and reductions in potential security analyst and media coverage. This may reduce the demand for Mediaplex's common stock and the trading price of its securities. A delisting would greatly impair Mediaplex's ability to raise additional working capital.

If Mediaplex loses its listing on the Nasdaq National Market, Mediaplex stock may become subject to regulation as a "penny stock" which may restrict the ability of holders of the stock to sell it in the secondary market.

    If Mediaplex's securities are delisted from the Nasdaq National Market, its common stock may be eligible to trade on the OTB Bulletin Board. In that event, Mediaplex's common stock may become subject to regulation as a "penny stock." The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price or exercise price of less than $5.00 per share, subject to certain exceptions, including listing on the Nasdaq National Market or the Nasdaq SmallCap Market. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer is also subject to additional sales practice requirements. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell Mediaplex's securities and may affect the ability of holders to sell these securities in the secondary market and the price at which such holder can sell any such Mediaplex securities.

    If Mediaplex were to reapply to list its securities on Nasdaq following any delisting, it might reapply for listing on the Nasdaq SmallCap Market rather than the Nasdaq National Market. Compared to securities listed on the Nasdaq National Market, securities listed on the Nasdaq SmallCap Market are less likely to receive analyst coverage and are less likely to be invested in by institutional investors.

Risks Relating to the Operations of ValueClick and Mediaplex Following the Merger

Integrating ValueClick's and Mediaplex's operations may divert management's attention away from its day-to-day operations.

    Integration of ValueClick's and Mediaplex's operations, products and personnel may place a significant burden on management and its internal resources. The diversion of management attention and any difficulties encountered in the transition and integration process could harm the combined company's business.

If the combined company fails to manage its growth effectively, its expenses could increase and its management's time and attention could be diverted.

    As the combined company continues to increase the scope of its operations, it will need an effective planning and management process to implement its business plan successfully in the rapidly evolving Internet advertising market. The combined company's business, results of operations and financial condition will be substantially harmed if the combined company is unable to manage its expanding operations effectively. The combined company plans to continue to expand its sales and marketing, customer support and research and development organizations. Past growth has placed, and any future growth will continue to place, a significant strain on its management systems and resources. ValueClick has recently implemented a new financial reporting system, and the combined company will likely need to continue to improve its financial and managerial controls and its reporting systems and procedures. In addition, the combined company will need to expand, train and manage its work force. The combined company's failure to manage the combined company growth effectively could increase its expenses and divert management's time and attention.

Unexpected significant costs to integrate ValueClick and Mediaplex into a single business may negatively impact the financial condition of the combined company and the market price of ValueClick's stock.

    ValueClick and Mediaplex will incur costs from integrating Mediaplex's operations, products and personnel. These costs may be significant and may include expenses and other liabilities for:

  •
  employee redeployment, relocation or severance;
  •
  conversion of information systems;
  •
  combining teams and processes in various functional areas;
  •
  reorganization or closures of facilities; and
  •
  relocation or disposition of excess equipment.

    The integration costs that ValueClick and Mediaplex incur may negatively impact the financial condition of the combined company and the market price of ValueClick's stock.

Mediaplex and ValueClick have limited operating histories, a history of losses, an accumulated deficit and may continue to experience losses.

    For the six months ended June 30, 2001, Mediaplex incurred net losses of approximately $14.9 million and had an accumulated deficit of approximately $92.0 million. For the six months ended June 30, 2001, ValueClick incurred net losses of approximately $3.1 million and had an accumulated deficit of approximately $59.5 million. Mediaplex expects to continue to incur losses before amortization charges for the foreseeable future. These losses will be substantial, and ValueClick and Mediaplex may never become profitable.

    Because ValueClick and Mediaplex have limited operating histories, it may be difficult to evaluate business and prospects of the combined company. You should consider the combined company's prospects in light of the risks, expenses and difficulties frequently encountered by early-stage companies in the rapidly-changing Internet market. These risks include the combined company's ability to:

  •
  maintain and increase its inventory of advertising space on Web sites;
  •
  maintain and increase the number of advertisers that use its products and services and offer banner advertisements that generate significant response rates;
  •
  continue to expand the number of products and services it offers and the capacity of its systems;
  •
  continue to increase the acceptance of the CPC pricing model; and
  •
  adapt to changes in Web advertisers' promotional needs and policies, and the technologies used to generate Web advertisements.

    If the combined company is unsuccessful in addressing these risks and uncertainties, its business, results of operations and financial condition could be materially and adversely affected.

If banner advertising on the Internet loses its appeal to direct marketing companies, the combined company's revenues could decline.

    ValueClick currently derives over 70% of its revenues by delivering banner advertisements that generate click-throughs to its advertisers' Web sites. This business model may not continue to be effective in the future for a number of reasons, including the following: click rates have always been low and may decline as the number of banner advertisements on the Web increases; Internet users can install "filter" software programs which allow them to prevent banner advertisements from appearing on their screens; banner advertisements are, by their nature, limited in content relative to other media; direct marketing companies may be reluctant or slow to adopt banner advertising that replaces, limits or competes with their existing direct marketing efforts; and direct marketing companies may prefer other forms of Internet advertising, including permission-based e-mail. If the number of direct marketing companies who purchase banner clicks from ValueClick does not continue to grow, the combined company may experience difficulty in attracting publishers, and its revenues could decline.

If ValueClick's business model is not accepted by Internet advertisers or Web publishers, the combined company's revenues could decline.

    ValueClick conducts primarily all of its business on a cost-per-click or CPC, cost-per-action, or CPA, or cost-per-lead, or CPL, pricing model. These business models are relatively new and much less common than the cost-per-thousand impressions (or CPM) pricing model, which many other Internet advertising companies use. ValueClick's ability to generate significant revenue from advertisers will depend, in part, on its ability to demonstrate the effectiveness of its pricing models to advertisers, many of which may be more accustomed to the CPM pricing model, and to Web publishers; and on its ability to attract and retain advertisers and Web publishers by differentiating ValueClick's technology and services from those of its competitors. One component of ValueClick's strategy is to enhance advertisers' ability to measure their return on investment and track the performance and effectiveness of their advertising campaigns. However, ValueClick has limited experience in implementing its strategy. To date, few advertisers have taken advantage of the most sophisticated tool ValueClick offers for tracking Internet users' activities after they have reached advertisers' Web sites. The combined company will not be able to assure you that ValueClick's strategy will succeed.

    Intense competition among Web sites and Internet advertising services has led to the proliferation of a number of alternative pricing models for Internet advertising. These alternatives, and the likelihood that additional pricing alternatives will be introduced, make it difficult for ValueClick to project the levels of advertising revenue or the margins that the combined company, or the Internet advertising industry in general, will realize in the future. Moreover, an increase in the amount of advertising on the Web may result in a decline in click rates. Since ValueClick predominantly relies on a performance-based pricing model to generate revenue, any decline in click rates may make the combined company's pricing models less viable or less attractive solutions for Web publishers and advertisers.

The combined company's revenues could decline if ValueClick fails to effectively manage its existing advertising space and its growth could be impeded if it fails to acquire new advertising space.

    The combined company's success depends in part on ValueClick's ability to effectively manage its existing advertising space. The Web sites that list their unsold advertising space with ValueClick are not bound by long-term contracts that ensure them a consistent supply of advertising space, which ValueClick refers to as inventory. In addition, Web sites can change the amount of inventory they make available to the combined company at any time. If a Web site publisher decides not to make advertising space from its Web sites available to the combined company, it may not be able to replace this advertising space with advertising space from other Web sites that have comparable traffic patterns and user demographics quickly enough to fulfill the combined company's advertisers' requests. This would result in lost revenues. The combined company expects that its customers' requirements will become more sophisticated as the Web matures as an advertising medium. If ValueClick fails to manage its existing advertising space effectively to meet its customers' changing requirements, the combined company's revenues could decline. The combined company's growth depends on its ability to expand ValueClick's advertising inventory. To attract new customers, the combined company must maintain a consistent supply of attractive advertising space. The combined company intends to expand ValueClick's advertising inventory by selectively adding to its network new Web sites that offer attractive demographics, innovative and quality content and growing Web user traffic. The combined company's ability to attract new Web sites to the combined company network and to retain Web sites currently in its network will depend on various factors, some of which are beyond the combined company's control. These factors include the combined company's ability to introduce new and innovative product lines and services, ValueClick's ability to efficiently manage its existing advertising inventory, the combined company's pricing policies and the cost-efficiency to Web publishers of outsourcing their advertising sales. In addition, the number of competing Internet advertising networks that purchase advertising inventory from small- to medium-sized Web sites continues to increase. The combined company will not be able to assure you that the size of its inventory will increase or even remain constant in the future.

The combined company may face intellectual property disputes that are costly or could hinder or prevent its ability to deliver its products and services.

    The combined company may be subject to disputes and legal actions alleging intellectual property infringement, unfair competition or similar claims against it. One of the combined company's principal competitors, DoubleClick, was awarded a patent on certain aspects of ad-delivery technology, including the ability to target the delivery of ads over a network such as the Internet and the ability to compile statistics on individual Web users and the use of those statistics to target ads. DoubleClick has previously brought lawsuits against other companies in the combined company's industry on the basis of this patent. ValueClick has, however, entered into an agreement with DoubleClick whereby DoubleClick has agreed to not sue or threaten to sue ValueClick or any of its customers, affiliates or licensees, in connection with its patent, so long as DoubleClick or any of its subsidiaries hold at least five percent of ValueClick's capital stock on a fully diluted basis. The combined company will not be able to assure you that DoubleClick will continue to own at least five percent of capital stock after the merger is concluded or that DoubleClick will abide by its agreement not to sue ValueClick.

    Other companies may apply for or be awarded patents or have other intellectual property rights covering aspects of the combined company's technology or business. In 2000, 24/7 Media was awarded a patent relating to its technology for delivering content and advertising information over the Internet. The combined company's failure to prevail in any litigation with any party asserting intellectual property infringement could result in substantial monetary damages, including: damages for past infringement, which could be tripled if a court determines that the infringement was willful; an injunction requiring the combined company to stop offering its services in their current form; the need to redesign ValueClick's or Mediaplex's systems; or the need to pay significant license fees in order to use technology belonging to third parties.

If the technology that ValueClick or Mediaplex currently uses to target the delivery of banners and to prevent fraud on its networks is restricted or becomes subject to regulation, the combined company's expenses could increase and the combined company could lose customers or advertising inventory.

    Web sites typically place small files of information, commonly known as cookies, on an Internet user's hard drive, generally without the user's knowledge or consent. Cookie information is passed to the Web site through an Internet user's browser software. ValueClick and Mediaplex currently use cookies to track an Internet user's movement through the advertiser's Web site and to monitor and prevent potentially fraudulent activity on its network. ValueClick does not share, collect or sell any other information concerning Internet users. Most currently available Internet browsers allow Internet users to modify their browser settings to prevent cookies from being stored on their hard drive, and some users currently do so. Internet users can also delete cookies from their hard drives at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies, and legislation has been introduced in some jurisdictions to regulate the use of cookie technology. The effectiveness of ValueClick's and Mediaplex's technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies is limited, the combined company would have to switch to other technologies to gather demographic and behavioral information. While such technologies currently exist, they are substantially less effective than cookies. The combined company would also have to develop or acquire other technology to prevent fraud. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid losing customers or advertising inventory, and might not be commercially feasible. ValueClick's or Mediaplex's use of cookie technology or any other technologies designed to collect Internet usage information may subject it to litigation or investigations in the future. Any litigation or government action against either ValueClick or Mediaplex could be costly and time-consuming, could require the combined company to change its business practices and could divert management's attention.

The combined company could lose customers or advertising inventory if it fails to measure clicks on banner advertisements in a manner that is acceptable to its advertisers and Web publishers.

    ValueClick earns advertising revenues and makes payments to Web publishers based on the number of clicks on advertisements delivered on its network. Advertisers' and Web publishers' willingness to use ValueClick's services and join its network will depend on the extent to which they perceive ValueClick's measurements of clicks to be accurate and reliable. Advertisers and Web publishers often maintain their own technologies and methodologies for counting clicks, and from time to time ValueClick has had to resolve differences between its measurements and theirs. Any significant dispute over the proper measurement of clicks or other user responses to advertisements could cause the combined company to lose customers or advertising inventory.

If the combined company fails to compete effectively against other Internet advertising companies, it could lose customers or advertising inventory and its revenues could decline.

    The Internet advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing client demands. The introduction of new services embodying new technologies and the emergence of new industry standards and practices could render the combined company's existing services obsolete and unmarketable or require unanticipated investments in research and development. The combined company's failure to adapt successfully to these changes could harm its business, results of operations and financial condition.

    The market for Internet advertising and related services is intensely competitive. The combined company expects this competition to continue to increase because there are no significant barriers to entry. Increased competition may result in price reductions for advertising space, reduced margins and loss of our market share. The combined company's principal competitors are other companies that provide advertisers with performance-based Internet advertising solutions, such as CPC, CPL or CPA. ValueClick directly competes with a number of competitors in the CPC market segment, such as Advertising.com and Datacomm. ValueClick also competes in the performance-based marketing segment with CPL and CPA performance-based companies such as DirectLeads and CommissionJunction. ValueClick also competes with other Internet advertising networks that focus on the traditional CPM model, including DoubleClick, Engage and 24/7 Media. Unlike ValueClick or Mediaplex, these companies primarily deal with publishers of large Web sites and advertisers seeking increased brand recognition. These companies have longer operating histories, greater name recognition and have greater financial and marketing resources than ValueClick. DoubleClick is a principal stockholder of ValueClick.

    Competition for advertising placements among current and future suppliers of Internet navigational and informational services, high-traffic Web sites and ISPs, as well as competition with other media for advertising placements, could result in significant price competition and reductions in advertising revenues. In addition, as the combined company expands the scope of its Web services, it may compete with a greater number of Web publishers and other media companies across an increasing range of different Web services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other areas. If existing or future competitors develop or offer services that provide significant performance, price, creative or other advantages over those offered by the combined company, its business, result of operations and financial condition would be negatively affected. The combined company will also compete with traditional advertising media, such as direct mail, television, radio, cable and print, for a share of advertisers' total advertising budgets. Many current and potential competitors enjoy competitive advantages over ValueClick and Mediaplex, such as longer operating histories, greater name recognition, larger customer bases, greater access to advertising space on high-traffic Web sites, and significantly greater financial, technical and marketing resources. As a result, the combined company may not be able to compete successfully. If the combined company fails to compete successfully, it could lose customers or advertising inventory and its revenues could decline.

The combined company's revenue growth could be negatively impacted if Internet usage and the development of Internet infrastructure do not continue to grow.

    The combined company's business and financial results will depend on continued growth in the use of the Internet. Internet usage may be inhibited for a number of reasons, such as: inadequate network infrastructure; security concerns; inconsistent quality of service; and unavailability of cost-effective, high-speed service. If Internet usage grows, its infrastructure may not be able to support the demands placed on it and its performance and reliability may decline. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure, and as a result of sabotage, such as the recent electronic attacks designed to interrupt service on many Web sites. The Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity. If use of the Internet does not continue to grow, or if the Internet infrastructure does not effectively support its growth, the combined company's revenues could be materially and adversely affected.

The combined company's long-term success may be materially adversely affected if the market for e-commerce does not grow or grows slower than expected.

    Because many of the combined company's customers' advertisements encourage online purchasing, the combined company's long-term success may depend in part on the growth and market acceptance of e-commerce. The growth and acceptance of e-commerce has developed more slowly than expected and the combined company's business will be adversely affected if the market for e-commerce does not grow or grows slower than now expected. A number of factors outside of the combined company's control could hinder the future growth of e-commerce, including the following:

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  the network infrastructure necessary for substantial growth in Internet usage may not develop adequately or its performance and reliability may decline;
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  insufficient availability of telecommunication services or changes in telecommunication services could result in inconsistent quality of service or slower response times on the Internet;
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  negative publicity and consumer concern surrounding the security of e-commerce could impede its acceptance and growth; and
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  financial instability of e-commerce customers.

    In particular, any well-publicized compromise of security involving Web-based transactions could deter people from purchasing items on the Internet, clicking on advertisements, or using the Internet generally, any of which could cause the combined company to lose customers and advertising inventory and could materially, adversely affect the combined company's revenues.

The combined company will depend on key personnel, the loss of whom could harm its business.

    The successful integration of Mediaplex with ValueClick after the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, unique technical skills or management expertise. The combined company may be unable to retain Mediaplex management, technical, sales and customer support personnel that are critical to the success of the integrated companies, resulting in disruption of operations, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs and otherwise diminishing anticipated benefits of the merger.

    The combined company's future success is substantially dependent on the continued service of its key senior management, technical and sales personnel and in particular the combined company's Chairman and Chief Executive Officer, James R. Zarley, the combined company's Chief Operating Officer, Sam Paisley and Mediaplex's President and Chief Executive Officer, Tom A. Vadnais.

ValueClick's employment agreements with its key personnel are short-term and on an at-will basis. The combined company will not have key-person insurance on any of its employees. The loss of the services of any member of its management team, or of any other key employees, could divert management's time and attention, increase the combined company's expenses and adversely affect its ability to conduct its business efficiently. The combined company's future success also depends on the combined company's continuing ability to attract, retain and motivate highly skilled employees. Competition for employees in the combined company's industry is intense. The combined company may be unable to retain the combined company's key employees or attract, assimilate or retain other highly qualified employees in the future. ValueClick and Mediaplex have experienced difficulty from time to time in attracting the personnel necessary to support the growth of their business, and may experience similar difficulties in the future.

DoubleClick will remain ValueClick's largest stockholder, and DoubleClick may have interests that are different from, or in addition to, yours.

    DoubleClick, which is one of ValueClick's competitors, currently owns approximately 22% of ValueClick's outstanding common stock and if the merger is completed approximately 15% of ValueClick's outstanding stock. DoubleClick also has the right to maintain its percentage ownership if ValueClick issues new securities, other than in a public offering, in connection with an acquisition of, or merger with, another company or under other specified exceptions until February 28, 2003. DoubleClick may have interests that are different from, or in addition to, your interests. Because ValueClick has generally agreed to use DoubleClick rather than other providers of services similar to those that DoubleClick makes available, and because ValueClick may have additional commercial relationships with DoubleClick in the future, conflicts of interest could arise with respect to the nature, quality and pricing of services that DoubleClick provides to ValueClick. DoubleClick currently has the right to designate two members of ValueClick's board of directors. In addition, the holders of approximately 41% of ValueClick's currently outstanding common stock have agreed to vote their shares in favor of a specified number of DoubleClick's nominees to ValueClick's board of directors, depending on DoubleClick's percentage ownership of ValueClick's common stock. If the merger is completed, DoubleClick will be entitled to designate one member of ValueClick's board of directors. Because DoubleClick provides Internet advertising services that compete with those of the combined company, conflicts of interest could arise for DoubleClick's representatives on ValueClick's board of directors. ValueClick has not implemented specific policies with respect to these potential conflicts of interest, which could be resolved in a manner adverse to the combined company.

DoubleClick has rights that may affect a future sale or takeover of the combined company or discourage third-party offers for the combined company.

    As long as DoubleClick continues to own 10% or more of the combined company's common stock on a fully diluted basis, the combined company must obtain DoubleClick's consent before it takes specified actions such as implementing any anti-takeover provision. DoubleClick has agreed to standstill provisions under which it would not acquire more than 45% ownership of ValueClick on a fully diluted basis for a period of three years from February 2000, but after that time it may acquire additional shares of ValueClick's common stock. These standstill provisions would terminate upon the announcement or commencement of a tender or exchange offer to acquire shares of ValueClick's common stock which would result in the offeror owning 50% or more of ValueClick's common stock. As long as DoubleClick owns 10% or more of ValueClick's common stock on a fully diluted basis, DoubleClick will have the right to receive prior notice of, and will have the opportunity to respond to, a proposed sale of the combined company or an unsolicited offer to buy the combined company. These rights may discourage third-party offers for the combined company.

Delaware law contains anti-takeover provisions that could deter takeover attempts that could be beneficial to the combined company's stockholders.

    Provisions of Delaware law could make it more difficult for a third party to acquire the combined company, even if doing so would be beneficial to its stockholders. Section 203 of the Delaware General Corporation Law may make the acquisition of ValueClick and the removal of incumbent officers and directors more difficult by prohibiting stockholders holding 15% or more of ValueClick's outstanding voting stock from acquiring ValueClick without the board of director's consent for at least three years from the date they first hold 15% or more of the voting stock. DoubleClick is not subject to this provision of Delaware law with respect to its investment in ValueClick.

System failures could significantly disrupt the combined company's operations, which could cause it to lose customers or advertising inventory.

    The combined company's success depends on the continuing and uninterrupted performance of our systems. Sustained or repeated system failures that interrupt the combined company's ability to provide services to customers, including failures affecting the combined company's ability to deliver advertisements quickly and accurately and to process users' responses to advertisements, would reduce significantly the attractiveness of its solutions to advertisers and Web publishers. The combined company's business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays its operations. The combined company's computer systems will be vulnerable to damage from a variety of sources, including telecommunications failures, power outages, malicious human acts and natural disasters. The combined company will lease server space in Los Angeles, California; Boca Raton, Florida; Louisville, Kentucky; McLean, Virginia and Tokyo, Japan. Therefore, any of the above factors affecting the Los Angeles, Santa Clara, Northern California Bay Area, Louisville, McLean, Boca Raton or Tokyo areas would substantially harm the combined company's business. Moreover, despite network security measures, the combined company's servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems in part because the combined company cannot control the maintenance and operation of its third-party data centers. Despite the precautions taken, unanticipated problems affecting the combined company's systems could cause interruptions in the delivery of its solutions in the future. ValueClick's data storage centers incorporate redundant systems, consisting of additional servers, but its primary system does not switch over to its backup system automatically. The combined company's insurance policies may not adequately compensate it for any losses that may occur due to any failures in its systems.

The combined company may experience capacity constraints that could reduce its revenues.

    The combined company's future success depends in part on the efficient performance of its software and technology, as well as the efficient performance of the systems of third parties. As the numbers of Web pages and Internet users increase, the combined company's services and infrastructure may not be able to grow to meet the demand. A sudden and unexpected increase in the volume of advertising delivered through its servers or in click rates could strain the capacity of the software or hardware that the combined company has deployed. Any capacity constraints the combined company experiences could lead to slower response times or system failures and adversely affect the availability of advertisements, the number of advertising views delivered and the level of user responses received, which would harm the combined company's revenues. To the extent that the combined company does not effectively address capacity constraints or system failures, its business, results of operations and financial condition could be harmed substantially. The combined company will also depend on the Internet service providers, or ISPs, that provide consumers with access to the Web sites on which its customers' advertisements appear. Internet users have occasionally experienced difficulties connecting to the Web due to failures of their ISPs' systems. Any disruption in Internet access provided by ISPs or failures by ISPs to handle the higher volumes of traffic expected in the future could materially and adversely affect the combined company's revenues.

It may be difficult to predict the combined company's financial performance because its quarterly operating results may fluctuate.

    The combined company's revenues and operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond the combined company's control. You should not rely on period-to-period comparisons of ValueClick's or Mediaplex's results of operations as an indication of the combined company's future performance. The combined company's results of operations may fall below the expectations of market analysts and investors in some future periods. If this happens, the market price of ValueClick's common stock may fall. The factors that may affect the combined company's quarterly operating results include:

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  fluctuations in demand for its advertising solutions;
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  fluctuations in click rates;
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  fluctuations in the amount of available advertising space, or views, on Web sites in the combined company's network;
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  the timing and amount of sales and marketing expenses incurred to attract new advertisers;
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  fluctuations in sales of different types of advertising, for example, the amount of advertising sold at higher rates rather than lower rates;
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  seasonal patterns in Internet advertisers' spending;
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  changes in the combined company's pricing policies, the pricing policies of the combined company's competitors or the pricing policies for advertising on the Internet generally;
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  timing differences at the end of each quarter between the combined company's payments to Web publishers for a given set of clicks and its collection of advertising revenue for those clicks; and
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  costs related to acquisitions of technology or businesses.

    Expenditures by advertisers also tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Any decline in the economic prospects of advertisers or the economy generally may alter current or prospective advertisers' spending priorities, or may increase the time it takes the combined company to close sales with advertisers, and could materially and adversely affect its business, results of operations and financial condition.

The combined company may be unable to reduce spending if its revenues are lower than expected because its short-term expenses are fixed and future revenues and operating results are difficult to forecast.

    The combined company's current and future expense estimates are based, in large part, on its estimates of future revenues and on its investment plans. In particular, the combined company plans to increase its operating expenses significantly in order to expand its sales and marketing operations; enhance its technology and software solutions; acquire additional advertising inventory; enhance its advertising management platform; and continue its international expansion. Most of the combined company's expenses are fixed in the short term. The combined company may be unable to reduce spending if its revenues are lower than expected. Any significant shortfall in revenues in relation to the combined company's expectations could materially and adversely affect its cash flows.

If the combined company does not successfully develop its international strategy, its revenues and cash flows and the growth of its business could be harmed.

    ValueClick initiated operations, through joint ventures and wholly-owned subsidiaries or divisions, in Japan in 1998, in the United Kingdom in 1999, and France, Germany, Brazil and Canada in 2000. Subsequently, ValueClick discontinued operations in Brazil and Canada in 2001. ValueClick's foreign operations subject it to foreign currency exchange risks. ValueClick currently does not utilize hedging instruments to mitigate foreign exchange risks.

    The combined company's international expansion will subject it to additional foreign currency exchange risks and will require management attention and resources. The combined company expects to pursue expansion through a number of international alliances and to rely extensively on these business partners initially to conduct operations, establish local networks, register Web sites as affiliates and coordinate sales and marketing efforts. The combined company's success in these markets will depend on the success of its business partners and their willingness to dedicate sufficient resources to the relationships. The combined company cannot assure you that it will be successful in its efforts overseas. International operations are subject to other inherent risks, including:

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  the impact of recessions in economies outside the United States;
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  changes in and differences between regulatory requirements, domestic and foreign;
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  export restrictions, including export controls relating to encryption technologies;
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  reduced protection for intellectual property rights in some countries;
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  potentially adverse tax consequences;
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  difficulties and costs of staffing and managing foreign operations;
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  political and economic instability;
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  tariffs and other trade barriers; and
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  seasonal reductions in business activity.

    The combined company's failure to address these risks adequately could materially and adversely affect its business, results of operations and financial condition.

The combined company may be liable for content displayed on the Web sites of its publishers which could increase its expenses.

    The combined company may be liable to third parties for content in the advertising it delivers if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, result in costly litigation or divert management's attention.

Mediaplex's revenues depend upon a few key clients, and if it loses a major client, the combined company's revenues may be significantly reduced.

    Mediaplex's revenues have been derived from a limited number of advertisers and advertising agencies that use its services. The combined company's quarterly and annual results of operations would be harmed by the loss of any of these clients. In 2000, no individual client accounted for more than 10% of Mediaplex's revenues. In the first three months of 2001, McCann Erickson Worldwide and Sun Microsystems accounted for 22% and 18% of Mediaplex's revenues, respectively. At March 31, 2001, one ad agency through which Mediaplex performs services for advertisers, accounted for 25% of Mediaplex's outstanding accounts receivable. Mediaplex expects that some of these entities may continue to account for a significant percentage of its revenues for the foreseeable future. Current advertisers may not continue to purchase advertising services from the combined company or the combined company may not be able to successfully attract additional advertisers. In addition, the non-payment or late payment of amounts due to Mediaplex from a significant advertiser or ad agency could harm its financial condition.

If the combined company fails to establish, maintain and expand Mediaplex's business and marketing alliances and partnerships, the combined company's ability to grow could be limited, the combined company may not achieve desired revenues and its stock price may decline.

    In order to grow Mediaplex's business, the combined company must generate, retain and strengthen successful business and marketing alliances with advertising agencies.

    Mediaplex depends, and expects to continue to depend, on its business and marketing alliances, which are companies with which Mediaplex has written or oral agreements to work together to provide services to Mediaplex's clients, to refer business from their clients and customers to Mediaplex. If companies with which the combined company has business and marketing alliances do not refer their clients and customers to Mediaplex to perform their online campaign and message management, the combined company's revenues and results of operations would be severely harmed.

    AdWare has two primary business partnerships that have an impact on the combined company's ability to deliver needed functionality to the combined company's customers. The first is with Strata, the company whose radio pre-buy product is integrated with AdWare SPOT. Radio pre-buy is an integral part of broadcast media buying functionality. A loss of that partnership would necessitate the development of an entirely new product that would require resources and time. The second is with IBM; loss of this partnership might damage the combined company's reputation and negatively impact the combined company's ability to drive revenues in the digital asset management arena.

The combined company will be dependent upon Mediaplex technologies, including both its MOJO and AdWare technologies, for the combined company future revenues, and if Mediaplex's technologies do not generate revenues, the combined company's business may fail.

    The combined company's future revenues are likely to be dependent on the acceptance by clients of the use of Mediaplex's technologies, which Mediaplex believes to be the cornerstone of its business. If Mediaplex technologies do not perform as anticipated or otherwise do not attract clients to use its services, the combined company's operations will suffer. In addition, Mediaplex has incurred and will continue to incur significant expense developing its technologies. If the combined company's revenues generated from the use of its technologies do not cover these development costs, the combined company's financial condition would suffer.

If Mediaplex's technologies suffer from design defects, the combined company may need to expend significant resources to address resulting product liability claims.

    The combined company's business will be harmed if Mediaplex's technologies suffer from design or performance defects and, as a result, the combined company could become subject to significant product liability claims. Technology as complex as Mediaplex's may contain design and/or performance defects which are not detectable even after extensive internal testing. Such defects may become apparent only after widespread commercial use. Mediaplex's contracts with its clients currently do not contain provisions to limit the combined company's exposure to liabilities resulting from product liability claims. Although Mediaplex has not experienced any product liability claims to date, the combined company cannot assure you that it will not do so in the future. A product liability claim brought against the combined company which is not adequately covered by its insurance could materially harm.

Mediaplex's sales and implementation cycle is lengthy, which could divert the combined company's financial and other resources, and is subject to delays, which could result in delayed revenues.

    If the sales and implementation cycle of Mediaplex's services is delayed, the combined company's revenues will likewise be delayed. Mediaplex's sales and implementation cycle is lengthy, causing Mediaplex to recognize revenues long after its initial contact with a client. During Mediaplex's sales effort, Mediaplex spends significant time educating prospective clients on the use and benefit of its message management services. As a result, the sales cycle for Mediaplex's products and services is long, ranging from a few weeks to several months for its larger clients. The sales cycle for Mediaplex's message management services and media management applications is likely to be longer than the sales cycle for competitors because Mediaplex believe that clients may require more extensive approval processes related to integrating internal business information with their advertising campaigns. In addition, in order for a client to implement Mediaplex's services, the client must commit a significant amount of resources over an extended period of time. Furthermore, even after a client purchases Mediaplex's services, the implementation cycle is subject to delays. These delays may be caused by factors within the combined company's control, such as possible technology defects, as well as those outside its control, such as clients' budgetary constraints, internal acceptance reviews, functionality enhancements, lack of appropriate customer staff to implement Mediaplex's media management applications and the complexity of clients' advertising needs. Also, failure to deliver service or application features consistent with delivery commitments could result in a delay or cancellation of the agreement.

The expected benefits of Mediaplex's acquisition of AdWare may not be realized and the combined company may have difficulties in integrating the personnel, operations and technology of AdWare.

    In July 2000, Mediaplex acquired AdWare Systems, Inc., a media management applications service provider. Mediaplex anticipates that as a result of this acquisition, it will be able to offer agencies, advertisers and other partners a more complete online-to-offline media-management solution. In April 2001, Mediaplex began the integration of its MOJO AdServer and AdWare FINANCIALS 6 products. The integration allows for the relevant financial online media campaign information that is stored in MOJO to be passed on to AdWare's FINANCIALS 6 database, without manual intervention. Mediaplex plans to further integrate additional product lines.

    However, it is uncertain whether Mediaplex can successfully integrate AdWare's products in a timely manner, or that any of the anticipated benefits of its acquisition of AdWare will be realized. The integration of Mediaplex and AdWare is a complex, time consuming and expensive process and may disrupt both businesses if not completed in a timely and efficient manner. Mediaplex has no experience in integrating operations on the scale presented by the acquisition. The integration process is complicated by the need to integrate different operations, technology, multiple executive offices and different corporate cultures. The failure to integrate Mediaplex and AdWare successfully could materially harm Mediaplex's business and operations.

    Should Mediaplex choose to substantially increase its presence in the digital asset management arena, it needs to acquire complete ownership of the AdVISUAL intellectual property that is now partially owned by Mediaplex's development partner, ImageSoft. Currently, AdWare shares ownership of the AdVISUAL code with ImageSoft. AdWare and ImageSoft hold joint copyrights in AdVisual, AdVisual Capture, and AdVisual 2.0. Should ImageSoft choose not to focus on and invest in AdVISUAL in the future, the current customer base will be negatively impacted and Mediaplex's reputation may be damaged. Gaining full control of AdVISUAL would require purchasing ImageSoft's share of the intellectual property.

The combined company may not be able to protect its technology from unauthorized use, which could diminish the value of its services, weaken its competitive position and reduce its revenues.

    Mediaplex's success depends in large part on its proprietary technology, including its MOJO platform. In addition, Mediaplex believes that its Mediaplex, AdWare and MOJO trademarks are key to identifying and differentiating its services from those of its competitors. Mediaplex may be required to spend significant resources to monitor and police its intellectual property rights. If Mediaplex fails to successfully enforce its intellectual property rights, the value of its services could be diminished and its competitive position may suffer.

    Mediaplex relies on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. Third-party software providers could copy or otherwise obtain and use Mediaplex's technology without authorization or develop similar technology independently which may infringe upon its proprietary rights. Mediaplex may not be able to detect infringement and may lose competitive position in the market before its does so. In addition, competitors may design around Mediaplex's technology or develop competing technologies. Intellectual property protection may also be unavailable or limited in some foreign countries.

    Mediaplex generally enters into confidentiality or license agreements with its employees, consultants, vendor clients and corporate partners, and generally controls access to and distribution of its technologies, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to disclose, obtain or use Mediaplex's services or technologies. Its precautions may not prevent misappropriation of its services or technologies, particularly in foreign countries where laws or law enforcement practices may not protect Mediaplex's proprietary rights as fully as in the United States.

If the combined company fails to keep pace with rapidly changing technologies, it could lose customers or advertising inventory.

    The Internet advertising market is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer demands. The introduction of new products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete and unmarketable or require unanticipated investments in research and development. The combined company's success will depend on its ability to adapt to rapidly changing technologies, to enhance existing solutions and to develop and introduce a variety of new solutions to address its customers' changing demands. For example, advertisers are increasingly requiring Internet advertising networks to have the ability to deliver advertisements utilizing new formats that surpass stationary images and incorporate rich media, such as video and audio, interactivity, and more precise consumer targeting techniques. ValueClick's system does not support some types of advertising formats, such as certain video and audio formats, and many of the Web sites in its network have not implemented systems to allow rich media advertisements. In addition, an increase in the bandwidth of Internet access resulting in faster data delivery may provide new products and services that will take advantage of this expansion in delivery capability. If the combined company fails to adapt successfully to developments such as these, it could lose customers or advertising inventory. ValueClick purchases most of the software used in its business from third parties. ValueClick intends to continue to acquire technology necessary for it to conduct its business from third parties. ValueClick cannot assure you that, in the future, these technologies will be available on commercially reasonable terms, or at all. The combined company may also experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions. Any new solution or enhancement that the combined company develops will need to meet the requirements of its current and prospective customers and may not achieve significant market acceptance. If the combined company fails to keep pace with technological developments and the introduction of new industry and technology standards on a cost-effective basis, its expenses could increase, and ValueClick could lose customers or advertising inventory.

Changes in government regulation and industry standards could decrease demand for the combined company's services and increase its costs of doing business.

    Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. These regulations could affect the costs of communicating on the Web and adversely affect the demand for the combined company's advertising solutions or otherwise harm its business, results of operations and financial condition. The United States Congress has enacted Internet legislation regarding children's privacy, copyrights and taxation. Other laws and regulations may be adopted, and may address issues such as user privacy, pricing, intellectual property ownership and infringement, copyright, trademark, trade secret, export of encryption technology, acceptable content, taxation and quality of products and services. This legislation could hinder growth in the use of the Web generally and decrease the acceptance of the Web as a communications, commercial and advertising medium.

    Legislation has been proposed recently to prohibit the sending of unsolicited commercial e-mail. ValueClick has a consent-based email delivery business that it believes should not, as a matter of policy, be affected by this kind of legislation. However, it is possible that legislation will be passed that requires the combined company to change its current practices, or subject the combined company to increased possibility of legal liability for its practices.

    Due to the global nature of the Web, it is possible that, although the combined company's transmissions originate in California, Florida and Japan, the governments of other states or foreign countries might attempt to regulate its transmissions or levy sales or other taxes relating to its activities. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine how existing laws, including those governing intellectual property, privacy, libel and taxation, apply to the Internet and Internet advertising. The combined company's business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to the Internet, or the application of existing laws to the Internet or Internet-based advertising.

The combined company could be held liable for its or its clients' failure to comply with federal, state and foreign laws governing consumer privacy.

    Recent growing public concern regarding privacy and the collection, distribution and use of information about Internet users has led to increased federal, state and foreign scrutiny and legislative and regulatory activity concerning data collection and use practices. Any failure of the combined company to comply with applicable foreign, federal and state laws and regulatory requirements of regulatory authorities may result in, among other things, indemnification liability to the combined company's clients and the advertising agencies it works with, administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. Recently, class action lawsuits have been filed alleging violations of privacy laws by Internet service providers. In October 1998, the European Union adopted a directive addressing data privacy that may result in limitations on the combined company's ability to collect and use information regarding Internet users. These restrictions may limit the combined company's ability to target advertising in most European countries. The combined company's failure to comply with these or other federal, state or foreign laws could result in liability and materially harm the combined company's business.

    In addition to government activity, privacy advocacy groups and the high-technology and direct marketing industries are considering various new, additional or different self-regulatory standards. This focus, and any legislation, regulations or standards promulgated, may impact the combined company adversely. Governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including consumer privacy laws, affecting the combined company and its clients. Since many of the proposed laws or regulations are just being developed, and a consensus on privacy and data usage has not been reached, ValueClick and Mediaplex cannot yet determine the impact these regulations may have on its business. However, if the gathering of profiling information were to be curtailed, Internet advertising would be less effective, which would reduce demand for Internet advertising and harm the combined company's business.

    The combined company's customers are also subject to various federal and state regulations concerning the collection and use of information regarding individuals. These laws include the Children's Online Privacy Protection Act, the Federal Drivers Privacy Protection Act of 1994, the privacy provisions of the Gramm-Leach-Bliley Act, as well as other laws that govern the collection and use of consumer credit information. ValueClick and Mediaplex cannot assure you that their clients are currently in compliance, or will remain in compliance, with these laws and their own privacy policies. The combined company may be held liable if its clients use its technology in a manner that is not in compliance with these laws or their own stated privacy standards.

THE SPECIAL MEETINGS

Joint Proxy Statement/Prospectus

    This document is being furnished to you in connection with the solicitation of proxies by each of ValueClick's and Mediaplex's board of directors in connection with the proposed merger.

Date, Time and Place of the Special Meetings

    The special meetings are scheduled to be held as follows:

For ValueClick stockholders:	For Mediaplex stockholders:
, 2001	, 2001
10:00 a.m., local time	10:00 a.m., local time
4360 Park Terrace Drive, Suite 100	177 Steuart Street, Suite 600
Westlake Village, California	San Francisco, California

Purpose of the Special Meetings

    The special meetings are being held so that stockholders of each of ValueClick and Mediaplex may consider and vote upon proposals related to the merger agreement. Adoption of the merger agreement proposals will constitute approval of the merger.

Stockholder Record Date for the Special Meetings

    ValueClick.  ValueClick's board of directors has fixed the close of business on            , 2001 as the record date for determining which ValueClick stockholders are entitled to notice of and to vote at the special meeting. On the record date, there were      shares of ValueClick common stock outstanding, held by approximately            holders of record.

    Mediaplex.  Mediaplex's board of directors has fixed the close of business on            , 2001 as the record date for determining which Mediaplex stockholders are entitled to notice of and to vote at the Mediaplex special meeting. On the record date, there were      shares of Mediaplex common stock outstanding, held by approximately            holders of record.

Vote Required for Adoption of the Merger Agreement

    ValueClick.  A majority of the outstanding shares of ValueClick common stock must be represented, either in person or by proxy, to constitute a quorum at the ValueClick special meeting. The affirmative vote of the holders of a majority of the shares of ValueClick's common stock voting on the proposal is required to approve the merger agreement. At the ValueClick special meeting, each share of ValueClick common stock is entitled to one vote on all matters properly submitted to the ValueClick stockholders.

    Mediaplex has entered into voting agreements with several directors, officers and major stockholders of ValueClick that require these ValueClick stockholders to vote their shares of ValueClick common stock in favor of the approval of the merger agreement. As of the record date, these stockholders owned shares representing approximately      % of the voting power of ValueClick capital stock entitled to vote at the ValueClick special meeting.

    The directors and executive officers of ValueClick owned approximately  % of the outstanding shares of ValueClick common stock as of the record date, and each of them, with the exception of two directors who did not vote, has indicated their intention to vote in favor of approval of the merger agreement or has entered into a voting agreement with Mediaplex as described above.

    Mediaplex.  A majority of the votes entitled to be cast at the Mediaplex special meeting must be represented, either in person or by proxy, to constitute a quorum at the Mediaplex special meeting. The affirmative vote of the holders of a majority of the shares of Mediaplex's common stock outstanding as of the record date is required to adopt the merger agreement. At the Mediaplex special meeting, each share of Mediaplex common stock is entitled to one vote on all matters properly submitted to the Mediaplex stockholders.

    ValueClick has entered into voting agreements with several directors, officers and major stockholders of Mediaplex, that require these Mediaplex stockholders to vote their shares of Mediaplex common stock in favor of the adoption of the merger agreement. As of the record date, these stockholders owned shares representing approximately  % of the voting power of Mediaplex capital stock entitled to vote at the Mediaplex special meeting.

    The directors and executive officers of Mediaplex owned approximately  % of the outstanding shares of Mediaplex common stock as of the record date, and each of them has indicated their intention to vote in favor of adoption of the merger agreement or has entered into a voting agreement with ValueClick as described above.

Vote Required for Authorization to Adjourn or Postpone the Special Meetings

    ValueClick. A majority of the outstanding shares of ValueClick common stock must be represented, either in person or by proxy, to constitute a quorum at the ValueClick special meeting. The affirmative vote of the holders of a majority of the shares of ValueClick common stock voting on the proposal is required to grant ValueClick's board of directors or its chairman, in their discretion, the authority to adjourn or postpone the special meeting if necessary to further solicit proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement.

    The ValueClick board of directors, with Mr. Salzman absent and Mr. Epstein abstaining, recommends that the stockholders of ValueClick vote "FOR" authorization of the ValueClick board of directors or its chairman, in their discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies.

    Mediaplex. A majority of the votes entitled to be cast at the Mediaplex special meeting must be represented, either in person or by proxy, to constitute a quorum at the Mediaplex special meting. The affirmative vote of the holders of a majority of the shares of Mediaplex common stock represented, either in person or by proxy, at the meeting is required to grant Mediaplex's board of directors or its chairman, in their discretion, the authority to adjourn or postpone the special meeting if necessary to further solicit proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement.

    The Mediaplex board of directors unanimously recommends that the stockholders of Mediaplex vote "FOR" authorization of the Mediaplex board of directors or its chairman, in their discretion, to adjourn or postpone the special meeting if necessary to solicit further proxies.

Proxies

    All shares of ValueClick common stock represented by properly executed proxy cards received before or at the ValueClick special meeting and all shares of Mediaplex common stock represented by properly executed proxy cards received before or at the Mediaplex special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR the proposals. You are urged to mark the box on the proxy card to indicate how to vote your shares.

    If a properly executed proxy card is returned and the stockholder has abstained from voting on one or more of the proposals, the ValueClick common stock or Mediaplex common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted on the abstained proposals.

    If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If an executed proxy card is returned by a broker or bank holding shares which indicates that the broker or bank does not have discretionary authority to vote on the proposals, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted on the proposals. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

    Abstentions and broker non-votes will have no effect on any of the proposals at the ValueClick special meeting. Abstentions, failures to vote and broker non-votes for a particular proposal will have the same effect as a vote against that particular proposal at the Mediaplex special meeting.

    You may revoke your proxy at any time before it is voted by:

  •
  notifying in writing,

  •
  if you are a ValueClick stockholder, the Secretary of ValueClick, Inc. at 4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361, or

  •
  if you are a Mediaplex stockholder, the Secretary of Mediaplex, Inc. at 177 Steuart Street, Suite 600, San Francisco, CA 94105;

  •
  granting a subsequently dated proxy; or

  •
  if you are a holder of record, appearing in person and voting at the special meeting.

    Your attendance at the special meeting will not in and of itself revoke your proxy.

Appraisal Rights

    Under Delaware law, you are not entitled to appraisal rights in connection with the merger.

Solicitation of Proxies

    ValueClick will pay the expenses incurred in connection with the printing and mailing of this document. ValueClick and Mediaplex will also request banks, brokers and other intermediaries holding shares of ValueClick or Mediaplex common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and will, upon request, reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of ValueClick and Mediaplex. No additional compensation will be paid to directors, officers or employees for those solicitation efforts.

    You should not send in any stock certificates with your proxy card. If you are a Mediaplex stockholder, a transmittal letter with instructions for the surrender of your Mediaplex stock certificates will be mailed to you as soon as practicable after completion of the merger.

THE MERGER

    This section describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire document, including the annexes, carefully for a more complete understanding of the merger and the terms of the merger agreement.

General Description of the Merger

    At the effective time, Mars Acquisition Corp., a wholly-owned subsidiary of ValueClick, will be merged with and into Mediaplex. Mediaplex will be the surviving corporation and will continue as a wholly-owned subsidiary of ValueClick. As a result of the merger, each share of Mediaplex common stock outstanding at the effective time will be converted automatically into 0.4113 of a share of ValueClick common stock, with cash paid for any fractional share.

    Based on the number of shares of Mediaplex common stock and ValueClick common stock outstanding as of the record date and the exchange ratio, approximately      shares of ValueClick common stock will be issuable pursuant to the merger agreement, representing approximately  % of the total ValueClick common stock expected to be outstanding after the merger. Based on shares of Mediaplex common stock underlying its outstanding stock options as of the record date and the exchange ratio, options to purchase approximately 3,564,450 additional shares of ValueClick common stock will be assumed by ValueClick in the merger. This assumes that none of Mediaplex's stock options are exercised between the record date and the effective time.

Background of the Merger

    Beginning in the fourth quarter of 2000 and continuing through June 2001, Mediaplex's executives held numerous internal discussions to outline strategies that would enable Mediaplex to increase stockholder value in light of the then current economic conditions. One of these strategies was to increase efforts to identify possible strategic combinations. During this period, Mediaplex's executives had discussions regarding potential business transactions with numerous parties that had either contacted Mediaplex executives or had been identified and contacted by Mediaplex. The discussions with a few of these parties progressed to the point at which negotiations regarding a possible merger, and the terms of such a merger were discussed. Mediaplex's board of directors met on eight occasions during this period to review and discuss the status of discussions with ValueClick and the other parties identified by Mediaplex management.

    In connection with ValueClick's long-term strategic plans involving growth through strategic alliances, investments, acquisitions or business combinations, ValueClick's management has been searching for strategic acquisition candidates since early 2001. As part of this process, ValueClick identified Mediaplex as a company with strategic assets that fit into ValueClick's growth strategy. While ValueClick's management considered other potential acquisition candidates before it agreed to acquire Mediaplex, discussions with these other candidates led ValueClick's management to conclude that a business combination with these other candidates would not be in the best interest of ValueClick and its stockholders at that time for a variety of reasons, including the financial condition and operating performance of the other candidates, and potential challenges in integrating the other candidates with ValueClick. By contrast, ValueClick's management determined to pursue the Mediaplex transaction because of the potential synergies between the two companies, the economic terms of the acquisition and the overlap of existing customer bases of the two companies.

    On May 4, 2001, ValueClick's chief executive officer, James Zarley, and chief operating officer, Samuel Paisley, held a telephone conference with Mediaplex's chairman, Greg Raifman, to discuss each company's corporate development program and overall business strategy.

    On or about May 10, 2001, Messrs. Zarley and Raifman had a telephone conversation in which they further discussed the respective companies' businesses and strategy. From May 10, 2001 through May 21, 2001, Messrs. Zarley and Raifman had periodic telephone conversations generally discussing the possibility of a strategic transaction between ValueClick and Mediaplex.

    On May 22, 2001, ValueClick executed a non-disclosure agreement with Mediaplex.

    On May 22, 2001, Messrs. Zarley and Paisley, and ValueClick's chief financial officer, Kurt Johnson, met with Mr. Raifman and Mediaplex's chief executive officer, Tom Vadnais, at ValueClick's Westlake Village office. The Mediaplex representatives, who were joined by members of their management team on a telephone conference line, gave an online presentation of their ad serving and email technology platforms and reviewed new customer acquisitions and existing major customer relationships. The Mediaplex representatives also described recent actions to transfer its media business to Exile on Seventh and overall plans to achieve profitability. The ValueClick representatives presented ValueClick's operating and financial performance for the year 2000 and the first quarter of 2001.

    On May 23, 2001, Messrs. Zarley and Paisley visited Mediaplex's co-location center in San Jose and its technology development center in Cupertino and interviewed key managers responsible for network operations and technology development. At Mediaplex's corporate office in San Francisco, Messrs. Zarley and Paisley discussed the financial outlook for 2001 and strategic fit of the two companies with Messrs. Raifman and Vadnais and the chief financial officer of Mediaplex. They also discussed with Mr. Raifman the general and economic terms of a potential acquisition of Mediaplex by ValueClick. At that time, Messrs. Zarley and Paisley proposed a valuation, based primarily on a comparison of the then current market capitalization of each company, in which Mediaplex stockholders would receive ValueClick common stock representing between 26% and 28% of ValueClick post-merger.

    On May 24, 2001, Messrs. Zarley and Raifman had a telephone conversation in which they discussed the valuation proposed by ValueClick in the May 23rd meeting, and began to pursue due diligence on the companies. From May 24, 2001 through May 29, 2001, Mr. Raifman had frequent discussions with Messrs. Zarley and Paisley regarding the terms of a merger proposal during which time ValueClick, based on further comparisons of each company's financial condition, results of operations and market capitalization over various periods, revised its original valuation to propose that Mediaplex stockholders would receive approximately 30% of ValueClick post-merger. The final valuation reflected these factors as well as the results of ValueClick's due diligence, the analysis prepared by Wit SoundView, discussions among ValueClick's board of directors and consideration of market information in ValueClick's industry sector.

    On May 29, 2001, Mr. Zarley submitted a non-binding term sheet containing the original economic terms to Mediaplex and discussed the document with Mr. Raifman. This non-binding proposal contemplated: the merger of a wholly owned subsidiary of ValueClick into Mediaplex in a tax-free reorganization, with Mediaplex stockholders receiving freely tradeable shares of ValueClick common stock representing approximately 30% of ValueClick post-merger with the exact exchange ratio to be specified in the merger agreement; for ValueClick's board of directors following the merger to consist of three designees of Mediaplex and six designees of ValueClick; for Mr. Zarley to be Chairman and for Mr. Raifman to be Vice-Chairman of ValueClick's board following the merger; for Mr. Zarley to continue as Chief Executive Officer, Mr. Paisley to continue as Chief Operating Officer of ValueClick and Mr. Vadnais to be the Chief Executive Officer of the Mediaplex business reporting to Mr. Zarley. The proposal also provided for a 4% termination fee if the merger agreement was terminated under specified circumstances and for specified limitations on Mediaplex's ability to negotiate unsolicited offers. Over the next three days, the companies' respective legal advisors and senior executives discussed the term sheet, and both companies agreed to begin negotiating a merger agreement and to commence detailed due diligence.

    On May 29, 2001, there was a special telephonic meeting of the Mediaplex board of directors that included a discussion of a potential strategic transaction with ValueClick and the terms contained in ValueClick's non-binding term sheet. At this meeting, the Mediaplex board authorized Mediaplex's management to continue discussions with representatives of ValueClick regarding a potential strategic transaction.

    On June 4, 2001, ValueClick and Mediaplex, together with their respective legal, financial and accounting advisors, began negotiating the revised economic terms of the merger agreement, including the specific circumstances under which the termination fee would be payable and the exact restrictions on Mediaplex's ability to negotiate unsolicited offers, and other related agreements. From June 5, 2001 until the execution of the merger agreement on July 1, 2001, ValueClick and Mediaplex and their respective financial, legal and accounting advisors, each conducted business, financial and legal due diligence reviews.

    On June 8, 2001, Mediaplex retained US Bancorp Piper Jaffray to render an opinion to Mediaplex regarding the fairness of the proposed merger from a financial point of view to Mediaplex stockholders.

    On June 11, 2001, ValueClick retained WitSoundView Corporation to render an opinion to ValueClick regarding the fairness of the proposed merger from a financial point of view to ValueClick.

    On June 25, 2001, there was a special telephonic meeting of the Mediaplex board of directors to review the terms of the merger with ValueClick. Representatives of Mediaplex senior management, US Bancorp Piper Jaffray, Mediaplex's financial advisor, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, Mediaplex's outside legal counsel, also attended. Representatives of Wilson Sonsini Goodrich & Rosati made a presentation to the members of Mediaplex's board of directors regarding their legal duties and responsibilities in connection with considering the merger, and discussed the principal terms of the merger agreement and related agreements. Mediaplex's chief executive officer, Mr. Vadnais, led Mediaplex's board in a discussion of ValueClick's and Mediaplex's business and the risks and opportunities facing the companies. Mediaplex's chairman, Mr. Raifman, led the board in a discussion of previous presentations by management regarding potential strategic transactions. At this time, management reported on the progress of discussions with other parties that had expressed interest in a transaction with Mediaplex and noted that no other firm offers had been made and that other parties that had expressed an interest in a strategic transaction with Mediaplex either did not have a stock price that management believed to be attractive to Mediaplex stockholders or had expressed an interest in buying only certain assets of Mediaplex rather than the entire company. After discussing with Mediaplex's management the level of interest from other potential acquirors in pursuing further discussions, the Mediaplex board of directors concluded that no other transactions were viable at that time. Mediaplex's board of directors then reviewed and discussed the status of the negotiations with ValueClick, the proposed exchange ratio, termination fees, the opportunity to entertain alternative proposals and termination rights. Representatives of US Bancorp Piper Jaffray presented an overview and analysis of the financial terms of the proposed transaction and discussed, among other things, ValueClick's and Mediaplex's financial performance. After discussion, the board authorized management to continue discussions with representatives of ValueClick with respect to calculating the exact exchange ratio to be specified in the merger agreement.

    On June 27, 2001, ValueClick's board of directors met to review and approve the terms of the merger with Mediaplex. Mr. Salzman did not attend this meeting. Representatives of ValueClick's senior management, Wit Soundview Corporation, ValueClick's financial advisor, and Brobeck, Phleger & Harrison LLP, ValueClick's legal counsel, also attended. Representatives of Brobeck made a presentation to the members of ValueClick's board of directors regarding the legal framework surrounding the deliberations of the merger, and discussed the principal terms of the merger agreement and related agreements. Mr. Zarley led ValueClick's board in a discussion of ValueClick's and Mediaplex's businesses and the risks and opportunities facing the companies. ValueClick's board of directors reviewed and discussed the status of the negotiations, including the terms of the merger agreement, the final exchange ratio, termination fees, Mediaplex's opportunity to entertain alternative proposals and termination rights. Representatives of Wit Soundview Corporation presented an overview and analysis of the financial terms of the proposed transaction and discussed, among other things, ValueClick's and Mediaplex's financial performance. Wit Soundview Corporation also delivered its oral opinion to ValueClick's board of directors that, as of such date, and subject to and based on the considerations referred to in its opinion, the consideration to be received by the holders of Mediaplex's common stock pursuant to the merger agreement was fair to ValueClick from a financial point of view. After discussion, ValueClick's board of directors approved, by a vote of seven to zero, with one abstention, the merger agreement and related agreements and authorized its officers to execute, on ValueClick's behalf, the merger agreement and related agreements.

    On June 28, 2001, there was a special telephonic meeting of the Mediaplex board of directors to review and approve the terms of the merger with ValueClick. Representatives of Mediaplex senior management, US Bancorp Piper Jaffray, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, also attended. At this meeting, US Bancorp Piper Jaffray delivered its oral opinion to Mediaplex's board of directors that, as of such date and subject to and based on the matters referred to in its written opinion, the 0.4113 exchange ratio set forth in the merger agreement was fair to Mediaplex's stockholders from a financial point of view. After discussion, Mediaplex's board of directors unanimously approved the merger agreement and related agreements and authorized its officers to execute, on Mediaplex's behalf, the merger agreement and related agreements.

    On July 1, 2001, Mediaplex and ValueClick entered into the merger agreement. In connection with the merger agreement, several of ValueClick's executive officers and directors and stockholders entered into voting agreements with Mediaplex, and several executive officers and directors and stockholders of Mediaplex entered into voting agreements with ValueClick. On July 2, 2001, Mediaplex and ValueClick issued a joint press release announcing the signing of the merger agreement.

ValueClick's Reasons for the Merger

    ValueClick's board of directors believed that the following potential benefits of the merger will contribute to ValueClick's success:

  •
  ValueClick would acquire Mediaplex's MOJO ad serving and AdWare product lines and other critical technologies;
  •
  ValueClick would have the ability to offer complementary product lines and improved product offerings;
  •
  ValueClick would benefit from Mediaplex's technical, engineering, management and sales expertise, which are in high demand and short supply;
  •
  ValueClick would have the ability to integrate technological resources to develop new products with increased functionality and bring them to market faster than either of the companies would do on its own;
  •
  ValueClick would have the ability to commit greater resources to both current and emerging product development efforts and fund the future growth of its business; and
  •
  ValueClick would gain access to Mediaplex's customers and gain entry into a new strategic market segment.

    ValueClick's board of directors reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

  •
  information concerning ValueClick's and Mediaplex's respective businesses, prospects, business plans, financial performance and condition, results of operations, technology positions, management and competitive positions;

  •
  the due diligence investigation conducted by ValueClick's management and legal and accounting advisors;
  •
  ValueClick management's view of the positive results of combining the operations and businesses of ValueClick and Mediaplex;
  •
  the terms of the merger agreement and related agreements, including price and structure, which were considered by both the ValueClick board of directors and management of ValueClick to provide a fair and equitable basis for the merger;
  •
  a detailed presentation by representatives of Wit Soundview regarding the financial aspects of the proposed merger, including the ratio of exchanging shares of ValueClick common stock;
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  the opinion of Wit Soundview that the merger is fair, from a financial point of view, to ValueClick;
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  the current financial market conditions and historical stock market prices, volatility and trading information;
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  the impact of the merger on ValueClick's customers and employees; and
  •
  the expectation that the merger will be accounted for as a purchase.

    The ValueClick board of directors also considered a number of potentially negative factors, including, but not limited to:

  •
  the risk that the potential benefits sought in the merger might not be fully realized;
  •
  the risk that, despite the efforts of ValueClick and Mediaplex, key technical, sales and management personnel might not remain employees of the combined company following the merger;
  •
  the effect of the public announcement of the merger on Mediaplex's business, including a disruption of Mediaplex's customer relationships if the customers defer purchasing decisions as they evaluate the likelihood of successful integration of ValueClick's and Mediaplex's products and the combined company's future strategy;
  •
  the risks associated with obtaining the necessary approvals required to complete the merger, including inability to obtain adequate stockholder approval or conditions imposed by the Antitrust Division of the Department of Justice or Federal Trade Commission that could harm the combined company's business;
  •
  the potential negative effect on ValueClick's stock price associated with public announcement of the proposed merger;
  •
  the potential negative effect on ValueClick's stock price if revenue and earnings expectations of the combined company are not met; and
  •
  the other risks and uncertainties discussed above under "Risk Factors."

    The foregoing discussion is not intended to be exhaustive but is believed to include all material factors considered by the ValueClick board of directors. The ValueClick board of directors did not quantify or otherwise assign relative weight to the specific factors considered. In addition, the ValueClick board of directors did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the ValueClick board of directors may have given different weight to different factors. After taking into account all of the factors set forth above, the members of the ValueClick board of directors voting concluded that the merger agreement and the merger were advisable and in the best interests of, ValueClick and its stockholders and that ValueClick should proceed with the merger.

Recommendation of ValueClick's Board Of Directors

    After careful consideration, the ValueClick board of directors, with one director absent and one director not voting, on June 27, 2001, determined that the terms of the merger agreement and the merger are advisable, and in the best interest of, ValueClick and its stockholders and approved the merger agreement and the merger. The ValueClick board of directors, with Mr. Salzman absent and Mr. Epstein abstaining, recommends that the stockholders of ValueClick vote "FOR" the approval of the merger agreement. Mr. Epstein abstained from voting because his counsel advised him that his position as the Executive Vice President of DoubleClick, Inc., a provider of Internet advertising solutions for advertisers and Web publishers, could present a possible conflict of interest with respect to the transaction.

    In considering the recommendation of the ValueClick board of directors with respect to the merger agreement, the ValueClick stockholders should be aware that some directors and executive officers of ValueClick will receive benefits if the merger is completed which results in those persons having interests in the merger that are different from, or are in addition to, the interests of ValueClick stockholders. Please see "Conflicts of Interests of ValueClick Directors and Executive Officers in the Merger."

Opinion of Wit SoundView Corporation

    Under an engagement letter, dated June 10, 2001, ValueClick retained Wit SoundView Corporation to render an opinion to the board of directors of ValueClick as to the fairness, from a financial point of view, to ValueClick of the exchange ratio in the merger. ValueClick selected Wit SoundView to render its opinion based on Wit SoundView's qualifications, experience and reputation and its knowledge of Internet industries. Wit SoundView is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuation for corporate and other purposes. In addition, ValueClick maintains relationships with a number of investment banking firms with expertise in its industry sector including the three firms that acted as underwriters to ValueClick's initial public offering and have analysts who cover ValueClick. Wit SoundView is one of these three firms, and ValueClick selected Wit SoundView to perform the fairness opinion based on their current knowledge of ValueClick's affairs, their expertise in ValueClick's industry and the reasonableness of their engagement terms. At a meeting of the board of directors of ValueClick on June 27, 2001, Wit SoundView delivered its opinion as investment bankers that, as of June 27, 2001, and based upon and subject to the various assumptions, limitations and considerations set forth in the opinion, the exchange ratio in the merger was fair, from a financial point of view, to ValueClick.

    The full text of Wit SoundView's opinion is attached as Annex B to this document and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations of the review undertaken by Wit SoundView in rendering its opinion. You are urged to, and should, read the opinion carefully and in its entirety. Wit SoundView's opinion is directed to the board of directors of ValueClick and addresses only the fairness, from a financial point of view, of the exchange ratio in the merger to ValueClick as of the date of the opinion. Wit SoundView did not express any opinion as to the price at which ValueClick's stock will trade prior to or subsequent to the closing of the merger. Wit SoundView's opinion does not constitute a recommendation of the merger over any other alternative transactions which may be available to ValueClick, does not address the underlying business decision of the board of directors of ValueClick to proceed with or effect the merger, or constitute a recommendation to the stockholders of ValueClick as to how to vote or as to any other action ValueClick stockholders should take regarding the merger.

    This summary is qualified in its entirety by reference to the full text of the opinion. In conducting its analysis and arriving at its opinion, Wit SoundView, among other things:

  •
  reviewed the June 17, 2001 draft of the merger agreement and the accompanying exhibits and the specific terms of the merger, and assumed that the executed merger agreement and accompanying exhibits would not vary in any regard that is material to Wit SoundView's analysis. Subsequent to delivery of its opinion, Wit SoundView reviewed the final form of the merger agreement and the accompanying exhibits which did not vary from the June 17, 2001 draft in any manner that was material to its analysis;
  •
  reviewed ValueClick's financial and operating information for each of the fiscal year periods ended December 31, 1998, 1999 and 2000 and the three month period ended March 31, 2001, as stated in filings with the Securities and Exchange Commission;
  •
  reviewed ValueClick's internal financial and operating information for each of the one month periods ended April 30, 2001 and May 31, 2001, as provided by ValueClick's management;
  •
  reviewed Mediaplex's financial and operating information for each of the fiscal year periods ended December 31, 1998, 1999 and 2000 and the three month period ended March 31, 2001, as stated in filings with the Securities and Exchange Commission;
  •
  reviewed Mediaplex's internal financial and operating information for each of the one month periods ended April 30, 2001 and May 31, 2001, as provided by Mediaplex's management;
  •
  reviewed financial and operating information relating to the businesses, operations and prospects of ValueClick, including forecasts and projections, provided to Wit SoundView by the management of ValueClick;
  •
  reviewed financial and operating information relating to the businesses, operations and prospects of Mediaplex, including forecasts and projections, provided to Wit SoundView by the management of Mediaplex;
  •
  reviewed publicly available financial information relating to other companies Wit SoundView deemed to be reasonably similar to ValueClick and Mediaplex, respectively, and the trading markets for some of those companies' securities;
  •
  reviewed the financial terms of the merger and compared them with the financial terms, to the extent publicly available, of recent merger and acquisition transactions that Wit SoundView deemed relevant;
  •
  conducted discussions with members of senior management of ValueClick and Mediaplex concerning their respective business and operations, assets, present condition and future prospects; and
  •
  performed other analyses, examinations and procedures, reviewed other agreements and documents, and considered other factors as Wit SoundView deemed, in its sole judgment, to be necessary, appropriate or relevant to render its opinion.

    Wit SoundView also took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. Wit SoundView's opinion was necessarily based upon economic, market, financial and other conditions as they existed and could be evaluated as of the date of Wit SoundView's opinion. Wit SoundView assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date of its opinion.

    In arriving at its opinion, Wit SoundView did not make, obtain or assume any responsibility for any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of either ValueClick or Mediaplex. Wit SoundView assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise made available to it in arriving at its opinion and did not attempt independently to verify, or undertake any obligation to verify, the information it reviewed. Wit SoundView further relied upon the assurances of the management of ValueClick that they were not aware of any facts that would make that information inaccurate or misleading. ValueClick's board did not review the forecasts, projections and other material information about ValueClick provided to Wit SoundView. Based upon the assurances of ValueClick's management that they were not aware of any facts that would make the information provided to Wit SoundView inaccurate or misleading, the ValueClick board believed that Wit SoundView's reliance on that information was reasonable under the circumstances. In addition, Wit SoundView assumed that the forecasts and projections provided to them by ValueClick and Mediaplex represented the best currently available estimates and judgments of ValueClick's and Mediaplex's respective management as to the future financial conditions and results of operations of ValueClick and Mediaplex, and assumed that the forecasts and projections were reasonably prepared based on the best currently available estimates and judgments. Wit SoundView assumed no responsibility for and expressed no view as to the forecasts and projections or the assumptions on which they were based.

    In order to understand fully the financial analyses described below, the included tables must be read together with the text of the summary of each analysis. The tables alone do not constitute a complete description of the analyses.

    Stock Price Trading Range and Historical Exchange Ratio Analyses.  Wit SoundView analyzed the trading prices of the Mediaplex common stock during the six month and twelve month periods ended June 27, 2001. This analysis indicated that during the six month period ended June 27, 2001, the closing prices for the Mediaplex common stock ranged from a low of $0.53 per share to a high of $2.00 per share; and that during the twelve month period ended June 27, 2001, the closing prices for the Mediaplex common stock ranged from a low of $0.53 per share to a high of $21.88 per share.

    Wit SoundView also analyzed the historical exchange ratios of the Mediaplex common stock to the ValueClick common stock, based on the closing prices of such common stocks during the six month and twelve month periods ended June 27, 2001.

    This analysis indicated that during the six month period ended June 27, 2001, the exchange ratios ranged from a low of 0.142x to a high of 0.395x. Based on the closing price of the ValueClick common stock on June 27, 2001, these exchange ratios would imply a range of value of the Mediaplex common stock of $0.43 per share to $1.20 per share.

    This analysis also indicated that during the twelve month period ended June 27, 2001, the exchange ratios ranged from a low of 0.142x to a high of 2.383x. Based on the closing price of the ValueClick common stock on June 27, 2001, these exchange ratios would imply a range of value of the Mediaplex common stock of $0.43 per share to $7.27 per share. Wit SoundView noted that while the exchange ratio in the merger was higher than the prior six month historical trading range, the exchange ratio was in the lower quarter of the trading range for the prior twelve-month period.

    Comparable Companies Trading Analysis.  Wit SoundView reviewed publicly available financial information for companies which Wit SoundView deemed to be generally comparable to Mediaplex for purposes of this analysis. These companies were selected because they are engaged in Internet media and marketing businesses comparable to those of Mediaplex. The comparable companies used in this analysis were:

  •
  Avenue A, Inc.
  •
  ClickAction, Inc.
  •
  Digital Impact, Inc.
  •
  MessageMedia, Inc.
  •
  Modem Media, Inc.
  •
  Netcentives Inc.

    In its analysis, Wit SoundView determined the fully-diluted common equity market capitalization plus debt, preferred stock and minority interests, if any, minus cash, cash equivalents and equity investments in affiliates, if any, or Enterprise Value, of each of the comparable companies as a multiple of:

  •
  estimated calendar year 2001 revenues, as projected by Wit SoundView and/or research analysts; and
  •
  estimated calendar year 2001 gross profit, as projected by Wit SoundView and/or research analysts.

    The following table sets forth the results of this analysis:

	Enterprise Value as a Multiple of 2001:
Company	Revenue		Gross Profit
Avenue A, Inc.	NM	(2)	NM	(2)
ClickAction, Inc.	0.38	x	0.54	x
Digital Impact, Inc.	0.23	x	0.41	x
MessageMedia, Inc.(1)	0.49	x	1.01	x
Modem Media, Inc.	0.51	x	1.16	x
Netcentives Inc.	0.10	x	NM	(3)

(1)
MessageMedia was acquired by DoubleClick on June 1, 2001. Fully-diluted common equity market capitalization of Message Media for purposes of calculating its enterprise value is based on the May 31, 2001 closing stock price of MessageMedia.
(2)
Not meaningful because the company has a fully-diluted common equity market capitalization of less than its net cash.
(3)
Not meaningful because the projected estimates for the company shows a negative gross profit for 2001.

    To determine implied values for the Mediaplex common stock, Wit SoundView applied the multiples reflected in the table above to Mediaplex's estimated calendar year 2001 revenues and gross profit, as appropriate, excluding Mediaplex's media business, added Mediaplex's cash and cash equivalents, less debt, minority interest, estimated transaction costs in connection with the merger and cash burn to break-even on an operating income basis, or Net Cash, and divided by Mediaplex's fully-diluted shares outstanding, based on the treasury stock method. Wit SoundView also compared these implied values per share of Mediaplex common stock to the implied price per share represented by the exchange ratio, based on the closing price of the ValueClick common stock on June 27, 2001.

    The following tables set forth the results of this analyses:

2001 Revenue (In millions, except per share amounts and percentages)
	Low		Medium		High
Comparable companies multiples	0.00	x(1)	0.38	x	0.51	x
Mediaplex estimate	$20.8		$20.8		$20.8

Implied enterprise value	0.0		8.0		10.7

Net cash	42.5		42.5		42.5

Fully-diluted market cap.	$42.5		$50.5		$53.2

Diluted shares outstanding	39.7		39.7		39.7

Implied per share value	$1.07		$1.27		$1.34

Offer price premium (discount) to implied per share value	17.2%		(1.3)%		(6.3)%

(1)
Low multiple of 0.00x represents a fully-diluted common equity market capitalization equal to net cash. This multiple was selected given that some comparable companies have fully-diluted common equity market capitalizations less than their net cash values.

2001 Gross Profits (In millions, except per share amounts and percentages)
	Low		Medium		High
Comparable companies multiples	0.00	x(1)	0.77	x	1.16	x
Mediaplex estimate	$12.0		$12.0		$12.0

Implied enterprise value	0.0		9.3		14.0

Net cash	42.5		42.5		42.5

Fully-diluted market cap.	$42.5		$51.8		$56.5

Diluted shares outstanding	39.7		39.7		39.7

Implied per share value	$1.07		$1.30		$1.42

Offer price premium (discount) to implied per share value	17.2%		(3.8)%		(11.8)%

(1)
Low multiple of 0.00x represents a fully-diluted common equity market capitalization equal to net cash. This multiple was selected given that some comparable companies have fully-diluted common equity market capitalizations less than their net cash values.

    Premium Paid Analysis.  Based on publicly available information, Wit SoundView analyzed the premiums implied by the offer price in selected merger and acquisition transactions announced since February 29, 2000 over the closing prices of the common stock of the acquired company during selected periods prior to announcement of the applicable transaction. Those transactions were selected for analysis because they involved acquired companies engaged in Internet media and marketing businesses comparable to those of Mediaplex. The selected transactions were (acquiror/acquired company):

  •
  United New Ventures / MyPoints.com, Inc.

  •
  DoubleClick Inc. / MessageMedia, Inc.

  •
  SEAT Pagine Gialle SpA / NetCreations, Inc.

  •
  DoubleClick Inc. / @ plan, inc.

  •
  My Points.com, Inc. / Cybergold, Inc.

  •
  24/7 Media, Inc. / Exactis.com, Inc.

    The following table sets forth the results of this analysis, as well as the premiums implied by the exchange ratio in the merger for Mediaplex common stock as of and for the periods indicated based on the closing price of ValueClick common stock on June 27, 2001:

	Implied Offer Price Premium (Discount) to Historical Price Prior to Announcement of Transaction
	One Day Prior	Prior 10 Day Avg.	Prior 1 Month Avg.	Prior 2 Month Avg.	Prior 3 Month Avg.	Prior 6 Month Avg.

Median	49.4%	41.9%	47.9%	37.9%	22.8%	(25.0)%
High	62.5%	90.8%	134.1%	182.4%	199.2%	140.6%
Low	27.6%	(15.0)%	(38.5)%	(49.1)%	(53.8)%	(62.1)%
Exchange Ratio for Mediaplex	29.3%	32.3%	36.8%	33.0%	45.8%	31.4%

    Wit SoundView then applied these premiums and discounts to comparable historical trading prices for the Mediaplex common stock to determine implied values per share of Mediaplex common stock. The following table sets forth the results of this analysis:

	Implied Value Per Share of Mediaplex Common Stock Based On Premium (Discount) In Selected Transactions
	One Day Prior	Prior 10 Day Avg.	Prior 1 Month Avg.	Prior 2 Month Avg.	Prior 3 Month Avg.	Prior 6 Month Avg.

Median	$1.45	$1.38	$1.43	$1.34	$1.19	$0.73
High	$1.58	$1.85	$2.27	$2.74	$2.90	$2.33
Low	$1.24	$0.82	$0.60	$0.49	$0.45	$0.37

    Wit SoundView noted that the implied offer price for the Mediaplex common stock based on the exchange ratio in the merger and the closing price of the ValueClick common stock on June 27, 2001 was $1.254 per share, which represents premiums of less than the median premiums for each period other than the prior three and six month averages, and was within the range of premiums for those periods. Wit SoundView noted this fact and accounted for it in its analysis concluding that the exchange ratio was fair, from a financial point of view, to ValueClick.

    Precedent Transactions Analysis.  Based on publicly available information, Wit SoundView reviewed financial terms of selected merger and acquisition transactions involving acquired companies engaged in Internet media and marketing businesses comparable to those of Mediaplex announced since June 14, 1999. Due to dramatic declines in industry-wide projections and valuation metrics over the twelve months prior to the date of its opinion, however, Wit SoundView believed that the more recent transactions (announced since June 1, 2001) were the most relevant. The selected recent transactions were (acquiror/acquired company):

  •
  United New Ventures / MyPoints.com, Inc.

  •
  DoubleClick Inc. / MessageMedia, Inc.

    In its analysis, Wit SoundView determined the enterprise value implied by the offer price in each transaction as a multiple of estimated calendar year 2001 revenues of the acquired company, as projected by Wit SoundView and/or other research analysts. Offer price is defined as fully-diluted shares acquired multiplied by either the acquiror closing stock price one day prior to announcement, if a stock transaction, or cash offered per share, if a cash transaction, plus notes payable, capital lease obligations and out-of-the-money convertible debt, less cash and short-term investments.

    The following table sets forth the results of this analysis, as well as the implied multiple for Mediaplex based on the exchange ratio in the merger:

Implied Enterprise Value as a Multiple of 2001 Revenue
Low	0.25x
High	0.79x
Exchange Ratio for Mediaplex	0.34x

    To determine implied values for the Mediaplex common stock, Wit SoundView applied the multiples reflected in the table above to Mediaplex's estimated calendar year 2001 revenues, excluding Mediaplex's media business, added Mediaplex's net cash, and divided by Mediaplex's fully-diluted shares outstanding. The following table sets forth the results of this analysis, as well as the results based on the multiple implied by the exchange ratio in the merger:

(In millions, except per share amounts)
	Low		High		Exchange Ratio for Mediaplex
Comparable transactions multiples	0.25	x	0.79	x	0.34	x
Mediaplex's 2001 revenue estimate	$20.8		$20.8		$20.8

Implied enterprise value	5.1		16.4		7.2

Net cash	42.5		42.5		42.5

Implied fully-diluted market cap.	$47.6		$58.9		$49.65

Diluted shares outstanding	39.7		39.7		39.7

Implied value per share	$1.20		$1.49		$1.25

    Contribution Analysis.  Wit SoundView calculated the respective percentage contributions of ValueClick and Mediaplex to the combined company's

  •
  estimated fiscal year 2001 revenue and gross profit;

  •
  estimated fiscal year 2002 revenue and gross profit;

  •
  net cash (defined as cash and cash equivalents less debt and minority interest) as of May 31, 2001; and

  •
  net cash as of May 31, 2001, as adjusted for transaction expenses in connection with the merger and cash burn to break-even on an operating income basis.

    No synergies or purchase accounting adjustments resulting from the merger were included in determining amounts for the combined company. Wit SoundView compared those percentages to the respective percentage ownership of the combined company by ValueClick and Mediaplex stockholders on a pro forma fully diluted basis.

    The following table summarizes this analysis:

	Contribution
	Mediaplex	ValueClick
FY 2001 Revenues	30.6%	69.4%
FY 2001 Gross profit	33.1%	66.9%
FY 2002 Revenues	31.8%	68.2%
FY 2002 Gross profit	39.5%	60.5%
Net cash	31.3%	68.7%
Net cash, as adjusted	28.1%	71.9%
Pro Forma Fully-Diluted Market Capitalization	30.0%	70.0%

    Relative Valuation Analysis.  Wit SoundView performed a relative valuation analysis of Mediaplex and ValueClick based upon the "Comparable Companies Trading Analysis" described above, with respect to Mediaplex, and a similar analysis with respect to ValueClick, based on review of publicly available information for companies which Wit SoundView deemed to be generally comparable to ValueClick for purposes of this analysis. Those companies were selected because they are engaged in Internet advertising and distribution businesses comparable to those of ValueClick. The ValueClick comparable companies used in this analysis:

  •
  Engage, Inc.

  •
  L90, Inc.

  •
  24/7 Media, Inc.

    This analysis implied a range of value of ValueClick of $2.85 to $4.06 per share. Wit SoundView then calculated implied exchange ratios and premium (discount) to the offer price in the merger based on the exchange ratio in the merger and closing stock prices for ValueClick and Mediaplex on June 27, 2001 based on this range for ValueClick and the range of value of Mediaplex of $1.07 to $1.42 per share implied by the "Comparable Companies Trading Analysis" described above.

    The following tables set forth the results of this analysis:

	Implied Exchange Ratio ValueClick
Mediaplex	Low - $2.85		High - $4.06
Low - $1.07	0.38	x	0.26	x
High - $1.42	0.50	x	0.35	x
	Premium (Discount) to Exchange Ratio ValueClick
Mediaplex	Low - $2.85	High - $4.06
Low - $1.07	(8.6)%	(35.9)%
High - $1.42	21.4%	(14.8)%

    Pro Forma Merger Analysis.  Wit SoundView analyzed the pro forma effects of the merger on ValueClick's estimated fiscal year 2001 and 2002 results of operations, based on projections provided by the managements of ValueClick and Mediaplex, including the purchase accounting effects of merger and estimated operating synergies based on estimates provided by ValueClick management. This analysis indicated that the merger would be dilutive to ValueClick's fully-diluted earnings before interest, taxes, depreciation and amortization, plus interest income, less taxes, divided by fully-diluted shares outstanding, or Cash Earnings Per Share, for fiscal 2001 by $0.04 per share, but accretive to ValueClick's fully-diluted Cash Earnings Per Share for fiscal 2002 by $0.09 per share.

    In arriving at its opinion, Wit SoundView considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it.

    Wit SoundView did not perform a discounted cash flow analysis in evaluating the exchange ratio because projections for each of ValueClick and Mediaplex beyond 2002 were not available, research analysts have generally not prepared projections beyond 2002 for ValueClick, Mediaplex or comparable companies, research estimates for Mediaplex have not been revised to reflect the transfer of its media business and the uncertainty of industry-wide online advertising forecasts makes financial projections beyond the current year less meaningful.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Wit SoundView believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Wit SoundView may have deemed various assumptions more or less probable than other assumptions so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Wit SoundView's view of the actual value of ValueClick or Mediaplex or any of their respective securities. In performing its analyses, Wit SoundView made many assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the managements of ValueClick and Mediaplex. Any estimates contained in Wit SoundView's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the estimates.

    The analyses performed were prepared solely as part of Wit SoundView's analysis of the fairness from a financial point of view to ValueClick of the exchange ratio in the merger and were conducted in connection with the delivery of Wit SoundView's opinion. The analyses do not purport to be appraisals or reflect the prices at which securities of ValueClick or Mediaplex might actually be sold.

    The exchange ratio in the merger was determined through negotiations between ValueClick and Mediaplex and was approved by the board of directors of ValueClick. Wit SoundView's opinion and presentation to the board of directors of ValueClick were among many factors taken into consideration by the board of directors of ValueClick in approving the merger agreement.

    Wit SoundView, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. On March 30, 2000, Wit SoundView's predecessor entered into an underwriting agreement with other underwriters and ValueClick in connection with the initial public offering of ValueClick securities. Pursuant to the underwriting agreement, Wit SoundView received a $1.33 per share underwriting discount with respect to the 688,000 shares they agreed to purchase. Wit SoundView also, from time to time, may in the future perform certain financial advisory services for ValueClick or Mediaplex for which it may receive a fee. In the ordinary course of business, Wit SoundView may actively trade the securities of ValueClick or Mediaplex for its own account and for the accounts of its customers and, accordingly, may at any time hold a short or long position in such securities.

    Under its engagement letter, Wit SoundView received a fee of $250,000 upon delivery of its opinion. In addition, ValueClick has agreed to reimburse Wit SoundView for out-of-pocket expenses incurred by Wit SoundView in connection with its engagement and to indemnify Wit SoundView and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Wit SoundView or any of its affiliates against liabilities and expenses, including liabilities under the federal securities laws, related to or arising out of Wit SoundView's engagement.

Mediaplex's Reasons for the Merger

    On June 28, 2001, the Mediaplex board of directors voted unanimously to approve the merger agreement and the merger. The board also:

  •
  determined that the merger agreement and the merger were advisable, and in the best interests of, Mediaplex and its stockholders;

  •
  directed that the merger proposal be submitted for consideration by the Mediaplex stockholders; and

  •
  recommended that Mediaplex stockholders vote FOR the adoption of the merger agreement.

    In the course of reaching its decision to approve the merger agreement and the merger, Mediaplex's board of directors consulted with Mediaplex's management, as well as its outside legal counsel and its legal, financial and accounting advisors, and considered the following material factors:

  •
  Mediaplex would gain access to ValueClick's Dynamo product line, various networks and customer base;

  •
  the combined company would have the ability to offer complementary product lines and improved product offerings, meeting clients' combined advertiser-and publisher-side technology needs;

  •
  the combined company would be able to leverage Mediaplex's currently-domestic technology across ValueClick's international office network;

  •
  the combined company would have the ability to combine technological resources to develop new products with increased functionality and bring them to market faster than either of the companies would on its own;

  •
  the judgment, advice and analyses of Mediaplex management with respect to the potential strategic, financial and operational benefits of the merger, including Mediaplex management's favorable recommendation of the merger, based in part on the business, technical, financial, accounting and legal investigations performed with respect to ValueClick;

  •
  the terms of the merger agreement and related agreements, including price and structure, which were considered by both the Mediaplex board of directors and the management of Mediaplex to provide a fair and equitable basis for the merger;

  •
  the detailed presentation by representatives of US Bancorp Piper Jaffray regarding the financial aspects of the proposed merger, including the ratio of exchanging shares of Mediaplex stock;

  •
  in the opinion of US Bancorp Piper Jaffray that as of June 29, 2001, and subject to and based on the matters referred to in its written opinion, the 0.4113 exchange ratio set forth in the merger agreement was fair to Mediaplex's stockholders from a financial point of view;

  •
  the transaction with ValueClick provided greater value to Mediaplex stockholders than other alternatives;

  •
  The recent decrease in ValueClick's stock price relative to ValueClick's cash per share value and the implicit lack of valuation credit from the public markets for ValueClick's profitable operations; and

  •
  The likelihood of the public markets ultimately valuing ValueClick's stock using more traditional methodologies and the expectation that the resulting exchange ratio value would be greater than the current book value of Mediaplex.

    The Mediaplex board of directors also considered a number of negative factors, including:

  •
  the risk of diverting management resources from other strategic opportunities and operational matters for an extended period of time;

  •
  the negative impact of confusion by customers and suppliers, which may occur after the announcement of the proposed merger;

  •
  the substantial accounting charges that will be incurred if the merger occurs, including costs of integrating the businesses and transaction expenses arising from the merger;

  •
  the general difficulties of integrating products, technologies and companies;

  •
  the difficulty of managing operations in more locations;

  •
  the possibility of cultural conflicts between the two companies; and

  •
  the possibility that the merger might not be completed, and the fact that under some circumstances Mediaplex would be required to pay a termination fee to ValueClick.

    The foregoing discussion of information and factors considered by the Mediaplex board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Mediaplex board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Mediaplex board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, the Mediaplex board of directors did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the Mediaplex board of directors may have given different weight to different factors. The Mediaplex board of directors considered the experience and expertise of US Bancorp Piper Jaffray, its financial advisor for quantitative analysis of the financial terms of the merger. After taking into account all of the factors set forth above, the Mediaplex board of directors unanimously agreed that the merger agreement and the merger were fair to, and in the best interests of, Mediaplex and its stockholders and that Mediaplex should proceed with the merger.

Recommendation of Mediaplex's Board of Directors

    After careful consideration, the Mediaplex board of directors, on June 28, 2001, unanimously determined that the terms of the merger agreement and the merger are fair to, and in the best interest of, Mediaplex and its stockholders and approved the merger agreement and the merger. In reaching its decision, the Mediaplex board of directors consulted with its management team and advisors and independently considered the proposed merger agreement and the transactions contemplated by the merger agreement. The Mediaplex board of directors unanimously recommends that the stockholders of Mediaplex vote "FOR" the adoption of the merger agreement.

    In considering the recommendation of the Mediaplex board of directors with respect to the merger agreement, the Mediaplex stockholder should be aware that some of Mediaplex's directors and executive officers will receive benefits if the merger is completed which results in those persons having interests in the merger that are different from, or are in addition to, the interests of Mediaplex stockholders. Please see "Conflicts of Interests of Mediaplex Directors and Executive Officers in the Merger" beginning on page __ of this document.

Opinion of US Bancorp Piper Jaffray

    Mediaplex retained US Bancorp Piper Jaffray to render to the Mediaplex board of directors an opinion as to the fairness, from a financial point of view, to the holders of Mediaplex common stock of the exchange ratio set forth in the merger agreement.

    US Bancorp Piper Jaffray delivered to the Mediaplex board of directors on June 28, 2001 its oral opinion, subsequently confirmed in writing, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, that the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the holders of Mediaplex common stock. A copy of the US Bancorp Piper Jaffray written opinion is attached to this document as Annex C and is incorporated into this document by reference. The Mediaplex stockholders should read the opinion carefully in its entirety in conjunction with this document and should carefully consider the assumptions made, matters considered and the limits of the review undertaken, by US Bancorp Piper Jaffray.

    While US Bancorp Piper Jaffray rendered its opinion and provided analyses to the Mediaplex board of directors, US Bancorp Piper Jaffray was not requested to and did not make any recommendation to the board of directors as to the specific form or amount of the consideration to be received by Mediaplex stockholders in the proposed merger. The consideration was determined through negotiations between Mediaplex and ValueClick. US Bancorp Piper Jaffray's written opinion, which was directed to the board of directors, addresses only the fairness, from a financial point of view, to the holders of common stock of Mediaplex of the proposed exchange ratio. The opinion does not address Mediaplex's underlying business decision to participate in the merger, and does not constitute a recommendation to any Mediaplex stockholder as to how a stockholder should vote with respect to the merger.

    In arriving at its opinion, US Bancorp Piper Jaffray reviewed, among other things:

  •
  a draft of the merger agreement dated June 21, 2001;

  •
  publicly available financial, operating and business information related to ValueClick and Mediaplex;

  •
  publicly available market and securities data of ValueClick and Mediaplex and selected public companies deemed comparable to ValueClick and Mediaplex;

  •
  Wall Street equity research reports relating to ValueClick and Mediaplex;

  •
  to the extent publicly available, financial information related to selected merger and acquisition transactions deemed comparable to the proposed merger; and

  •
  internal financial information and projections of ValueClick and Mediaplex prepared for financial planning purposes and furnished by ValueClick and Mediaplex management.

    In addition, US Bancorp Piper Jaffray visited the offices of Mediaplex and engaged in discussions with members of senior management of both ValueClick and Mediaplex concerning the financial condition, current operating results and business outlook of ValueClick, Mediaplex and the combined company following the merger.

    In delivering its opinion to the Mediaplex board of directors, US Bancorp Piper Jaffray presented various analyses and other information material to its opinion. The following is a summary of this presentation:

Implied Consideration

    Giving effect to the proposed exchange ratio and the trading price of ValueClick common stock at the close of trading on June 25, 2001 of $3.05, US Bancorp Piper Jaffray calculated an implied aggregate consideration for the common stock and common stock equivalents of Mediaplex of approximately $49.9 million.

Stock Trading Analyses

    US Bancorp Piper Jaffray reviewed the stock trading history of Mediaplex and ValueClick. US Bancorp Piper Jaffray presented the recent common stock trading information contained in the following table:

	Mediaplex	ValueClick
Closing price on June 25, 2001	$0.91	$3.05
7 calendar day closing average	0.93	3.02
30 calendar day closing average	0.90	3.01
60 calendar day closing average	0.86	3.07
90 calendar day closing average	0.84	3.40
180 calendar day closing average	1.23	4.06
52 week high trade	22.25	15.19
52 week low trade	0.50	2.58

    US Bancorp Piper Jaffray also presented graphs illustrating daily stock price and volume performance of Mediaplex and ValueClick over the prior year.

Exchange Ratio Analysis

    US Bancorp Piper Jaffray analyzed the exchange ratio against the "implied" exchange ratio based on historical stock prices for Mediaplex and ValueClick. US Bancorp Piper Jaffray examined the exchange ratios implied by the stock prices of Mediaplex and ValueClick on June 25, 2001 and one week, one month, three months, six months and one year prior to such date.

Ratios
Merger exchange ratio	0.4113x
June 25, 2001	0.2984x
1 Week	0.3049x
1 Month	0.2958x
3 Month	0.2771x
6 Month	0.2520x
1 Year	0.5269x

Comparable Company Analysis

    US Bancorp Piper Jaffray compared financial information and valuation ratios relating to Mediaplex to corresponding data and ratios from nine publicly traded companies that are engaged primarily in Internet media and marketing services and are deemed comparable to Mediaplex:

•	Avenue A, Inc.
•	Digital Impact, Inc.
•	Engage, Inc.
•	L90, Inc.
•	24/7 Media, Inc.
•	Click Action Inc.
•	DoubleClick Inc.
•	Organic, Inc.
•	ValueClick, Inc.

    The comparable company analysis was based on information obtained from SEC filings, public company disclosures, press releases, industry and popular press reports, databases, Wall Street research reports and other sources and, with respect to ValueClick and Mediaplex, financial planning data provided by ValueClick and Mediaplex management.

    In its analysis, US Bancorp Piper Jaffray calculated and considered several factors, including the ratio of equity value to

  •
  revenues for the latest 12 months and projected revenue for calendar years 2001 and 2002; and

  •
  gross profit for the latest 12 months and projected gross profit for calendar years 2001 and 2002.

			Comparable Companies(3)
	Mediaplex(1)(2)		Low		Mean		Median		High
Equity value to latest twelve months revenue	4.1	x	0.1	x	1.1	x	0.8	x	3.6	x
Equity value to calendar year 2001 revenue	2.4	x	0.1	x	1.2	x	0.7	x	4.3	x
Equity value to calendar year 2002 revenue	1.7	x	0.1	x	1.3	x	0.6	x	3.9	x
Equity value to latest twelve months gross profit	8.5	x	0.3	x	2.5	x	1.9	x	6.5	x
Equity value to calendar year 2001 gross profit	4.1	x	0.4	x	2.4	x	1.8	x	7.6	x
Equity value to calendar year 2002 gross profit	2.4	x	0.5	x	3.7	x	3.6	x	6.9	x

(1)
Data for Mediaplex was provided by management and excludes Mediaplex's media business, which was sold to Exile on Seventh LLC in May, 2001.

(2)
Equity values are calculated using fully-diluted shares from the treasury stock method as of the close of trading on June 25, 2001.

(3)
Comparable companies projected revenue and gross profit data are based on Wall Street estimates.

Merger and Acquisition Analysis

    US Bancorp Piper Jaffray reviewed 10 merger and acquisition transactions that it deemed comparable to the merger. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

  •
  transactions in which the target company operated in the Internet and software industry as defined by the Securities Data Corporation;

  •
  transactions in which 100% of the target company was acquired;

  •
  transactions announced between October 1, 2000 and June 28, 2001; and

  •
  transactions not involving share repurchases or hostile takeovers.

    US Bancorp Piper Jaffray compared the resulting multiples of selected valuation data to multiples for Mediaplex derived from the implied value payable in the merger.

			Comparable Transactions
	Mediaplex(1)		Low		Mean		Median		High
Equity value to latest 12 months revenue	4.1	x	1.2	x	2.9	x	2.9	x	5.3	x
Equity value to latest 12 months gross profit	8.5	x	1.4	x	5.5	x	4.7	x	14.9	x

(1)
Data for Mediaplex was provided by management and excludes Mediaplex's media business, which was sold to Exile on Seventh LLC in May, 2001.

Premiums Paid Analysis

    US Bancorp Piper Jaffray reviewed 104 completed merger and acquisition transactions that it deemed comparable to the merger to determine the implied premiums payable in the transaction over market trading prices of the target companies one day, one week and one month prior to announcement of the transaction. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

  •
  transactions in which the target company had selected primary standard industrial classification codes indicating that it was in a line of business similar to that of Mediaplex;

  •
  transactions in which the transaction size was between $10 million and $250 million;

  •
  transactions in which 100% of the target company was acquired;

  •
  transactions not involving share repurchases or hostile takeovers; and

  •
  transactions announced within the latest 12 months.

    The table below shows a comparison of those premiums to the premium that would be paid to holders of Mediaplex common stock based on the implied value payable in the merger. The premium calculations for Mediaplex stock are based upon an assumed announcement date of June 25, 2001:

		Implied Premium (Discount)
	Mediaplex	Low	Mean	Median	High
One day before announcement	37.9%	(26.9)%	34.5%	29.5%	190.7%
One week before announcement	30.7%	(20.6)%	45.4%	39.0%	322.8%
One month before announcement	37.9%	(47.8)%	52.3%	40.0%	298.6%

Mediaplex Discounted Cash Flow Analysis

    US Bancorp Piper Jaffray performed a discounted cash flow analysis for Mediaplex in which it calculated the present value of the projected future cash flows of Mediaplex using internal financial planning data prepared by Mediaplex management. US Bancorp Piper Jaffray estimated a range of theoretical values for Mediaplex based on the present value of its implied annual cash flows and a terminal value for Mediaplex in 2004 calculated based upon a multiple of revenue. US Bancorp Piper Jaffray applied a range of discount rates of 25% to 35% and a range of terminal value multiples of 1.0x to 2.0x of forecasted 2004 revenue:

Equity Value of Mediaplex (in thousands)
Low	$15,930
Mid	28,569
High	44,627

    US Bancorp Piper Jaffray noted that its calculation of the implied aggregate considerations for the common stock and common stock equivalents of Mediaplex in the merger of approximately $49.9 million exceeded the high end of this range of theoretical values implied by its discounted cash flow analysis. See "—Implied Consideration."

Pro Forma Analysis

    US Bancorp Piper Jaffray analyzed pro forma effects resulting from the impact of the transaction on the projected revenue per share and projected cash earnings per share of the combined company at and for the fourth quarter of 2001, the calendar year 2001, the four quarters in 2002 and calendar year 2002 using management estimates for Mediaplex and ValueClick. US Bancorp Piper Jaffray performed this analysis with and without taking into account cost of goods sold synergies of approximately $30,000 in calendar year 2001 and $1.9 million in calendar year 2002 and operating expense synergies of approximately $525,000 in calendar year 2001 and $5.6 million in calendar year 2002 that management estimates the combined company may realize following consummation of transaction. US Bancorp Piper Jaffray determined that the transaction could be accretive for the 2001 and 2002 calendar years to the projected stand-alone revenue per share and cash earnings per share of ValueClick, both with and without taking into account cost of goods sold synergies and operating expense synergies.

Contribution Analysis

    US Bancorp Piper Jaffray analyzed the actual or expected contributions of each of Mediaplex and ValueClick to:

  •
  revenues and gross profit of the combined company for the latest 12 months and for calendar years 2001 and 2002;

  •
  cash net income for calendar year 2002; and

  •
  the net cash and cash equivalents balance as of April 30, 2001.

In performing this analysis, US Bancorp Piper Jaffray used forward looking information provided by management of Mediaplex and ValueClick and did not take into account potential synergies. The analysis indicated that Mediaplex would contribute the following to the combined entity:

	Percentage Contribution
	Mediaplex	ValueClick
Revenues:
Latest 12 months	18.1%	81.9%
Calendar year 2001	30.6	69.4
Calendar year 2002	31.8	68.2

Mean revenue contribution	26.8	73.2
Gross Profit:
Latest 12 months	17.0	83.0
Calendar year 2001	33.2	66.8
Calendar year 2002	39.5	60.5

Mean gross profit contribution	29.9	70.1
Calendar year 2002 cash net income	39.9	60.1
Net cash & cash equivalents (1)	29.7	70.3
Pro forma equity ownership (2)	30.0%	70.0%

(1)
Cash and cash equivalents, less outstanding debt.

(2)
Calculated using fully-diluted shares from the treasury stock method, as of the close of trading on June 25, 2001.

    In reaching its conclusion as to the fairness of the exchange ratio and in its presentation to the board of directors, US Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. US Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

    The analyses of US Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Mediaplex, ValueClick or the merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Mediaplex and ValueClick were compared and other factors that could affect the public trading or transactional value of the companies.

    For purposes of its opinion, US Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by Mediaplex and ValueClick or otherwise made available to it and did not assume responsibility for the independent verification of that information. Information prepared for financial planning purposes was not prepared with the expectation of public disclosure. US Bancorp Piper Jaffray relied upon the assurances of the management of Mediaplex and ValueClick that the information provided to it by Mediaplex and ValueClick was prepared on a reasonable basis, the financial planning data and other business outlook information reflect the best currently available estimates of management, and management was not aware of any information or facts that would make the information provided to US Bancorp Piper Jaffray incomplete or misleading. US Bancorp Piper Jaffray also assumed that there have been no material changes in Mediaplex's and ValueClick's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to US Bancorp Piper Jaffray.

    For purposes of its opinion, US Bancorp Piper Jaffray assumed that the final form of the merger agreement would be substantially similar to the last draft it reviewed, without modification or waiver of material terms or conditions by Mediaplex and ValueClick. Subsequent to the delivery of its opinion, US Bankcorp Piper Jaffray reviewed the final form of the merger agreement and the accompanying exhibits which did not vary from the June 21, 2001 draft reviewed by US Bankcorp Piper Jaffray in any manner that was material to its analyses. US Bancorp Piper Jaffray also assumed that, in the course of obtaining the necessary regulatory approvals for the merger, no restrictions, including any divestiture requirements, will be imposed that would have a material adverse effect on the contemplated benefits of the merger. In addition, US Bancorp Piper Jaffray assumed that the merger will constitute a reorganization for federal income tax purposes.

    In arriving at its opinion, US Bancorp Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of Mediaplex and ValueClick, and was not furnished with any appraisals or valuations. US Bancorp Piper Jaffray expressed no opinion as to the liquidation value of any entity. US Bancorp Piper Jaffray expressed no opinion as to the price at which shares of Mediaplex and ValueClick common stock have traded or at which the shares of Mediaplex, ValueClick or the combined company may trade at any future time. US Bancorp Piper Jaffray was not authorized to solicit, and did not solicit, other persons regarding a business combination with Mediaplex. The opinion is based on information available to US Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. US Bancorp Piper Jaffray has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

    US Bancorp Piper Jaffray was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with or effect the transaction. The opinion does not address the relative merits of the transaction, on the one hand, or any alternative business strategies or alternative transactions that may be available, on the other hand.

    US Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. The Mediaplex board of directors selected US Bancorp Piper Jaffray because of its expertise, reputation and familiarity with the advertising technology industry in general and with Mediaplex in particular. US Bancorp Piper Jaffray writes research on and maintains a market in Mediaplex's common stock. US Bancorp Piper Jaffray acted as a co-manager for the initial public offering of Mediaplex's common stock in November 1999. Pursuant to the underwriting agreement for Mediaplex's initial public offering, US Bankcorp Piper Jaffray and the other underwriters of the offering received a 7% underwriting discount on each share of stock that they purchased in the offering. In the ordinary course of its business, US Bancorp Piper Jaffray and its affiliates may actively trade securities of

Mediaplex for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

    Under the terms of the engagement letter dated June 8, 2001, Mediaplex agreed to pay US Bancorp Piper Jaffray a fee of $250,000 for rendering its opinion to the Mediaplex board of directors. This fee is not contingent upon completion of the merger. Whether or not the transaction is consummated, Mediaplex has also agreed to pay the reasonable out-of-pocket expenses of US Bancorp Piper Jaffray and to indemnify US Bancorp Piper Jaffray against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of US Bancorp Piper Jaffray by the board of directors.

Conflicts of Interests of ValueClick Directors and Executive Officers in the Merger

    In considering the recommendation of the ValueClick board of directors to vote for the proposal to approve the merger agreement, stockholders of ValueClick should be aware that some members of the ValueClick board of directors and some members of ValueClick's management team have agreements or arrangements that provide them with benefits if the merger is completed which results in those persons having interests in the merger that differ from those of ValueClick stockholders. The ValueClick board of directors was aware of these agreements and arrangements during its deliberations of the merits of the merger and in determining to recommend to the ValueClick stockholders that they vote for the proposal to approve the merger agreement.

    Continued Service.  All of ValueClick's executive officers will continue to be executive officers of ValueClick after the merger. Three ValueClick directors will resign from the ValueClick board of directors.

    Incentive Compensation.  ValueClick's executive officers may be awarded incentive compensation based on the combined Company's growth and operating results.

Conflicts of Interests of Mediaplex Directors and Executive Officers in the Merger

    In considering the recommendation of the Mediaplex board of directors to vote for the proposal to approve the merger agreement, stockholders of Mediaplex should be aware that some members of the Mediaplex board of directors and some members of Mediaplex's management team have agreements or arrangements that provide them with benefits if the merger is completed which results in those persons having interests in the merger that differ from those of Mediaplex stockholders. The Mediaplex board of directors was aware of these agreements and arrangements during its deliberations of the merits of the merger and in determining to recommend to the Mediaplex stockholders that they vote for the proposal to adopt the merger agreement.

    Severance Agreements for Officers.  Each of Tom Vadnais and Scott Barlow are parties to agreements with Mediaplex pursuant to which each will be entitled to severance payments if he is involuntarily terminated following the merger. Pursuant to these agreements, Messrs. Vadnais and Barlow would receive approximately $400,000 and $50,000, respectively, if ValueClick terminates their employment involuntarily following the merger. In addition, all options to purchase Mediaplex common stock held by Mr. Vadnais would become immediately exercisable upon completion of the merger.

    Consulting Agreement.  Upon completion of the merger, ValueClick will enter into a consulting agreement with Gregory Raifman, the current chairman of the board of directors of Mediaplex whereby in exchange for consulting services, ValueClick will pay Mr. Raifman $250,000 over a one-year period.

    Accelerated Vesting of Outside Director Stock Options.  Upon completion of the merger, stock options held by Messrs. Carlin, DeSorrento, Guarascio and Dr. Sealey, each to purchase 50,000 shares of Mediaplex common stock at an exercise price of $0.75 per share, will become fully vested.

    Appointment to ValueClick Board of Directors.  Upon the completion of the merger, three Mediaplex directors, Gregory R. Raifman, Tom A. Vadnais and Ira Carlin, will become directors of ValueClick. In addition, Mr. Raifman will become Vice-Chairman of ValueClick's board of directors.

    Employment after the Merger.  Upon the completion of the merger, Tom A. Vadnais will become the Chief Executive Officer of the Mediaplex business reporting to Mr. Zarley. Mr. Vadnais will also be a member of Mediaplex's board of directors following the merger.

    Indemnification and Insurance.  The merger agreement provides that, upon completion of the merger, ValueClick will indemnify and hold harmless, and pay all applicable expenses to, all past and present directors and officers of Mediaplex and its subsidiaries in all of their capacities, for acts or omissions occurring at or prior to the completion of the merger:

  •
  to the same extent they were indemnified pursuant to Mediaplex's certificate of incorporation, bylaws and indemnification agreements with any directors and officers of Mediaplex and its subsidiaries; and

  •
  to the fullest extent permitted by law, in each case for acts or omissions.

    The merger agreement also provides that, upon completion of the merger, for a period of six years after the completion of the merger, ValueClick will maintain in effect the existing policy of directors' and officers' liability insurance maintained by Mediaplex, or substitute for the current policy a policy or policies with comparable coverage; but ValueClick will not be required to pay aggregate premiums for insurance in excess of 125% of the aggregate premiums paid by ValueClick for coverage of its directors and officers in the twelve-month period prior to the completion of the merger.

ValueClick Purchase of Mediaplex Common Stock

    Since the signing of the merger agreement, ValueClick, in several transactions, has purchased 1,521,000, or 4.2%, of the outstanding shares of Mediaplex common stock. Of the 1,521,000 shares, ValueClick purchased, on August 16, 2001, 500,000 shares directly from Gregory Raifman, Chairman of Mediaplex, at $0.90 per share, the closing market price for Mediaplex shares that day.

Completion and Effectiveness of the Merger

    The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including the adoption of the merger agreement by the stockholders of each of ValueClick and Mediaplex. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware.

    ValueClick and Mediaplex are working toward completing the merger as quickly as possible. ValueClick and Mediaplex intend to complete the merger immediately after the stockholders of ValueClick and Mediaplex adopt the merger agreement at their respective special meetings. ValueClick and Mediaplex hope to complete the merger by November 30, 2001.

Material United States Federal Income Tax Consequences of the Merger

    The following discussion describes the material U.S. federal income tax consequences of the merger generally applicable to the holders of Mediaplex common stock who exchange Mediaplex common stock for ValueClick common stock in the merger. This discussion addresses only those stockholders who hold Mediaplex common stock as a capital asset and will hold ValueClick common stock received in the merger as a capital asset.

    This discussion does not address all U.S. federal income tax considerations that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who hold their Mediaplex common stock as other than a capital asset, to stockholders that are subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign stockholders, to stockholders who hold Mediaplex common stock as part of a straddle, hedge, or conversion transaction, to stockholders who acquired Mediaplex common stock pursuant to the exercise of employee stock options or otherwise as compensation, or to stockholders whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code of 1986, as amended, or the Code.

    The following discussion is based upon the current provisions of the Code, applicable Treasury Regulations, judicial decisions and current administrative rulings, all of which are subject to change, possibly on a retroactive basis. Tax consequences under state, local, foreign and other laws are not addressed in this discussion. Each stockholder is advised to consult his or her tax advisor as to the particular facts and circumstances which may be unique to that stockholder and also as to any estate, gift, state, local or foreign tax considerations arising out of this merger.

    Based upon the assumptions and representations referred to in this discussion, Brobeck, Phleger & Harrison LLP, counsel to ValueClick, has rendered an opinion to ValueClick and Wilson Sonsini Goodrich & Rosati, a Professional Corporation, has rendered an opinion to Mediaplex, that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and the federal income tax consequences to the Mediaplex stockholders of the exchange of their shares of Mediaplex common stock for shares of ValueClick common stock in the merger will be as described below. In addition, it is a condition to the merger that ValueClick and Mediaplex each receive an opinion from their respective counsel confirming their opinions that the merger will constitute a reorganization. In the event that either ValueClick or Mediaplex waives this condition to the merger or there is a material change in the anticipated tax consequences of the merger prior to the closing, the parties will recirculate this document and resolicit the vote of the Mediaplex stockholders.

    The tax opinions are conditioned upon the following:

  •
  the truth and accuracy of the statements, covenants, representations and warranties contained in the merger agreement and related certificates received from Valueclick and Mediaplex;

  •
  that all covenants contained in the merger agreement will be performed without waiver or breach of any material provision; and

  •
  that the merger will be duly effected under applicable state law.

    Qualification of the merger as a reorganization will result in the following federal income tax consequences to the Mediaplex stockholders:

    Exchange of Mediaplex Common Stock for ValueClick Common Stock.  A holder of Mediaplex common stock whose shares of Mediaplex common stock are exchanged in the merger for ValueClick common stock will not recognize taxable gain or loss upon the exchange, except with respect to cash received in payment for a fractional share. The aggregate tax basis of ValueClick common stock received by the holder will be equal to the aggregate tax basis of Mediaplex common stock that is exchanged, excluding any portion of the holder's basis allocated to any fractional shares, and the holding period of ValueClick common stock received will include the holding period of Mediaplex common stock that is exchanged.

    Cash For Fractional Shares.  A holder of Mediaplex common stock who receives cash in lieu of a fractional shares of ValueClick common stock will be treated as having received the fractional shares pursuant to the merger and then as having exchanged the fractional shares for cash in a redemption by ValueClick. The amount of any gain or loss upon this deemed redemption will be equal to the difference between the ratable portion of the tax basis of Mediaplex common stock exchanged in the merger that is allocated to the fractional share and the cash received for the fractional share. Any gain or loss will constitute long-term capital gain or loss if Mediaplex common stock has been held by the holder for more than one year at the time of the consummation of the merger.

    Reporting Requirements.  Each holder of Mediaplex common stock that receives ValueClick common stock in the merger will be required to retain records and file with the stockholder's federal income tax return a statement setting forth certain facts relating to the merger.

    This discussion constitutes the opinion of Brobeck, Phleger & Harrison LLP and Wilson Sonsini Goodrich & Rosati, a Professional Corporation. No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters addressed in this discussion. The tax opinions of counsel referred to herein will not bind the Internal Revenue Service, and the Internal Revenue Service may sustain a position contrary to the tax opinions. A successful Internal Revenue Service challenge to the reorganization status of the merger would result in Mediaplex stockholders recognizing taxable gain or loss with respect to each share of Mediaplex common stock surrendered equal to the difference between the stockholder's basis in the Mediaplex share and the fair market value, as of the effective time of the merger, of the ValueClick common stock and any cash received in exchange therefor. In that case, a stockholder's aggregate basis in the ValueClick common stock so received would be equal to the fair market value and the stockholder's holding period for such stock would begin the day after the merger.

Accounting Treatment of the Merger

    ValueClick intends to account for the merger under the purchase method of accounting for business combinations.

Regulatory Matters

    Antitrust Considerations.  The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents specified transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and specified waiting periods are terminated or expire. ValueClick and Mediaplex received notice of early termination of the waiting period on August 20, 2001.

    The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds, either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons could take action under the antitrust laws. Additionally, at any time before or after the completion of the merger, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, ValueClick and Mediaplex will prevail.

Restrictions on Sales of Shares by Affiliates of Mediaplex

    The shares of ValueClick common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of ValueClick common stock issued to any person who is deemed to be an "affiliate" of Mediaplex at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of Mediaplex and may include executive officers, directors and major stockholders of Mediaplex. Affiliates may not sell their shares of ValueClick common stock acquired in connection with the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  •
  any other applicable exemption under the Securities Act.

    ValueClick's registration statement on Form S-4, of which this document forms a part, does not cover the resale of shares of ValueClick common stock to be received by Mediaplex's affiliates in connection with the merger.

Appraisal Rights

    Under Delaware law, no Mediaplex stockholder is entitled to appraisal rights in connection with the merger.

Delisting and Deregistration of Mediaplex Common Stock after the Merger

    If the merger is completed, Mediaplex common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

THE MERGER AGREEMENT

    The following summary highlights selected information from the merger agreement, the complete text of which is incorporated by reference and attached to this document as Annex A. This summary may not contain all the information that is important to you. ValueClick and Mediaplex urge you to read carefully the merger agreement in its entirety.

Effective Time

    Once all the conditions to the merger contained in the merger agreement have been satisfied or waived, ValueClick and Mediaplex will complete the merger. The merger will become effective when the certificate of merger is filed with the Delaware Secretary of State.

Conversion and Exchange of Mediaplex Stock

    At the effective time, each share of Mediaplex common stock will be converted automatically into 0.4113 of a share of ValueClick common stock. This multiple is referred to in this document as the exchange ratio.

    No fractional shares of ValueClick common stock will be issued in the merger. Instead, fractional shares will be paid in cash, without interest, based on the closing price for ValueClick common stock reported by Nasdaq on the day on which the merger becomes effective.

Exchange of Certificates

    Soon after the effective time Mellon Investor Services, L.L.C, the exchange agent, will mail to each record holder of Mediaplex common stock a transmittal letter that record holders will use to exchange Mediaplex common stock certificates for ValueClick common stock certificates and cash for any fractional share. Transmittal letters will also be available following completion of the merger at the offices of the exchange agent at 85 Challenger Road, Ridgefield Park, NJ 07660. Additionally, after the effective time, holders of Mediaplex common stock certificates can exchange their stock certificates for certificates evidencing ValueClick common stock at the offices of the exchange agent. Do not surrender your certificate before the effective time. After the effective time, transfers of Mediaplex common stock will not be registered on Mediaplex stock transfer books.

    No dividends or other distributions on the ValueClick common stock that are declared or made after the merger and have a record date after the merger will be paid to Mediaplex stockholders until they surrender their certificates.

Mediaplex Stock Options

    At the effective time, each outstanding Mediaplex stock option will be assumed by ValueClick and become an option to purchase a number of shares of ValueClick common stock equal to the number of shares of Mediaplex common stock subject to that Mediaplex stock option immediately before the effective time, multiplied by the exchange ratio, rounded down to the nearest whole share. The exercise price of the ValueClick stock option will be equal to the exercise price of Mediaplex stock option divided by 0.4113, rounded up to the nearest cent. All other terms and conditions of the Mediaplex stock options will not change and the Mediaplex stock options will operate in accordance with their terms.

    Based on the Mediaplex stock options outstanding at the record date and assuming no Mediaplex stock options are exercised prior to the effective time, ValueClick will be required to reserve 3,564,450 shares of ValueClick common stock for issuance upon exercise of Mediaplex stock options assumed by ValueClick in the merger.

Representations and Warranties

    The merger agreement contains representations and warranties of Mediaplex relating to, among other things:

•	corporate organizational matters;
•	subsidiaries;
•	capital structure;
•	authorization, validity of agreement, necessary action;
•	board approval and applicable state takeover laws;
•	the stockholder vote required to adopt the merger agreement;
•	consents and approvals;
•	reports and financial statements;
•	no undisclosed liabilities;
•	environmental laws;
•	absence of specified changes or events;
•	litigation;
•	employee benefits;
•	tax matters;
•	intellectual property;
•	employment matters;
•	compliance with applicable laws;
•	specified contracts;
•	information supplied in connection with proxy statement/prospectus;
•	opinions of financial advisors;
•	absence of questionable payments;
•	insider interests; and
•	brokers and finders.

    The merger agreement contains representations and warranties of ValueClick relating to, among other things:

•	corporate organizational matters;
•	capital structure;
•	authorization, validity of agreement, necessary action;
•	the stockholder vote required to approve the merger agreement;
•	consents and approvals;
•	SEC filings and financial statements;
•	litigation;
•	no undisclosed liabilities;
•	share ownership;
•	absence of specified changes or events;
•	information supplied in connection with proxy statement/prospectus; and
•	brokers and finders.

Covenants

    The covenants in the merger agreement are complicated and not easily summarized. You are urged to read carefully the provisions of the merger agreement titled "Covenants."

  Interim Conduct of Mediaplex Pending the Merger

    Mediaplex agreed that, during the period before completion of the merger, except as expressly contemplated or permitted by the merger agreement, or to the extent that ValueClick consents in writing, Mediaplex and its subsidiaries will each carry on its respective business in the usual, regular and ordinary course, and substantially in the same manner as previously conducted, and will use its commercially reasonable efforts to preserve intact its present line of business and its relationships with third parties. In addition to these agreements regarding the conduct of business generally, Mediaplex has agreed that, subject to specified exceptions, neither it nor its subsidiaries will:

  •
  amend its certificate of incorporation or bylaws;

  •
  issue, sell, transfer, pledge, dispose of or encumber any shares of capital stock, any voting debt or other securities convertible into such securities, other than the granting of options to employees consistent with past practices or shares pursuant to previous agreements;

  •
  declare or pay dividends;

  •
  split, combine or reclassify any shares of its stock or redeem, purchase or otherwise acquire any shares of its stock;

  •
  incur or modify any indebtedness or other liability, other than in the ordinary course of business consistent with past practice;

  •
  modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice;

  •
  incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; modify the terms of any indebtedness or other liability, other than modifications of short term debt in the ordinary course of business consistent with past practice;

  •
  assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice;

  •
  make any loans, advances or capital contributions to, or investments in, any other person (other than to or in wholly owned Mediaplex subsidiaries); or enter into any material commitment or transaction (including any capital expenditure or purchase, sale or lease of assets or real estate);

  •
  transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary course of business consistent with past practice;

  •
  make or offer to make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants, other than normal recurring increases in wages to employees who are not officers or directors or affiliates in the ordinary course of business consistent with past practice, or to persons providing management services, or enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan;

  •
  make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to a company benefit plan or otherwise;

  •
  pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate;

  •
  pay, offer to pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of Mediaplex or any Mediaplex subsidiary of any amount relating to unused vacation days (except payments and accruals made in the ordinary course of business consistent with past practice);

  •
  adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

  •
  permit any insurance policy naming Mediaplex as a beneficiary or a loss payable payee to be cancelled or terminated without notice to and the prior consent of ValueClick, except policies providing coverage for losses not in excess of $50,000;

  •
  enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with past practice;

  •
  revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practice or as required by a change in GAAP occurring after the date of the merger agreement;

  •
  settle or compromise any pending or threatened suit, action or claim that relates to the merger or the settlement or compromise of which would involve more than $50,000 and does not obligate Mediaplex to take or refrain from taking any action other than the payment of such sum or that would otherwise be material to Mediaplex and Mediaplex subsidiaries;

  •
  pay, purchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the financial statements;

  •
  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Mediaplex or any Mediaplex subsidiary (other than the merger);

  •
  change any of the accounting methods used by it unless required by a change in GAAP occurring after the date of the merger agreement;

  •
  make any material election relating to taxes, change any material election relating to taxes already made, adopt any material accounting method relating to taxes, change any material accounting method relating to taxes unless required by a change in GAAP or change in the Internal Revenue Code of 1986 or the regulations under the Internal Revenue Code of 1986 occurring after the date of the merger agreement, enter into any closing agreement relating to taxes, settle any claim or assessment relating to taxes or consent to any claim or assessment relating to taxes or any waiver of the statute of limitations for any such claim or assessment;

  •
  take, or agree to commit to take, any action that would make any of the conditions of the merger not to be satisfied, or make any representation or warranty of Mediaplex contained in the merger agreement inaccurate in any respect, or materially impair the ability of Mediaplex or ValueClick to consummate or delay the merger;

  •
  enter into any agreement, contract, commitment, understanding or arrangement with any officer or director of Mediaplex or any Mediaplex subsidiary with respect to any property, real or personal, tangible or intangible or modify, amend or terminate any such existing agreement, contract, commitment, understanding or arrangement; and

  •
  enter into any agreement, contract, commitment, understanding or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

  No Solicitation of Competing Transactions

    The merger agreement contains detailed provisions prohibiting Mediaplex from seeking a competing transaction. Under these "no solicitation" provisions, Mediaplex has agreed that it and its subsidiaries will authorize or permit any of its representatives to, directly or indirectly:

  •
  solicit, initiate, knowingly encourage, induce the making, submission or announcement of any "acquisition proposal;"

  •
  participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action that would reasonably be expected to facilitate any inquiry or proposal that constitutes or would reasonably be expected to lead to, any acquisition proposal with respect to Mediaplex;

  •
  engage in discussions or negotiations with any person with respect to any acquisition proposal;

  •
  approve, endorse or recommend any acquisition proposal; or

  •
  enter into any letter of intent or similar agreement contemplating or relating to any acquisition proposal.

    An "acquisition proposal" is any offer or proposal, other than by ValueClick, which contemplates any of the following:

  •
  any acquisition or purchase from Mediaplex by any person or group of persons of more than a fifteen percent interest in the total outstanding voting securities of Mediaplex or any of Mediaplex's subsidiaries;

  •
  any tender offer or exchange offer that would result in any person or group of persons beneficially owning fifteen percent or more of the total outstanding voting securities of Mediaplex or any of Mediaplex's subsidiaries;

  •
  any merger, consolidation, business combination or similar transaction involving Mediaplex whereby the Mediaplex stockholders immediately preceding such transaction would hold less than 85 percent of the equity interests in the surviving entity of such transaction;

  •
  any sale, lease, exchange, transfer, license, acquisition or disposition of more than fifteen percent of Mediaplex's assets; or

  •
  Mediaplex's liquidation or dissolution.

    Mediaplex's board of directors is not prohibited, however, from taking and disclosing to Mediaplex's stockholders a position with respect to a tender or exchange offer pursuant to Rule 14e-2 under the Exchange Act. In addition, these restrictions will not prohibit Mediaplex from furnishing information to, entering into a confidentiality agreement with, or entering into or conducting discussions or negotiations with, a third party in response to a "superior proposal" if:

  •
  neither Mediaplex nor any of Mediaplex's representatives have violated any of the restrictions referred to above;

  •
  Mediaplex's board of directors concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the board of directors to comply with its fiduciary obligations to Mediaplex stockholders;

  •
  at least three business days prior to furnishing any information to, or entering into discussions or negotiations with, the person making the proposal, Mediaplex gives ValueClick written notice of the identity of such person making the proposal and of its intention to furnish information to, or enter into discussions or negotiations with the person making the proposal;

  •
  Mediaplex receives from the person making the proposal an executed confidentiality agreement at least as restrictive as the confidentiality agreement between ValueClick and Mediaplex; and

  •
  prior to furnishing any information to the third party, Mediaplex provides the same information to ValueClick.

    A "superior proposal" is any bona fide, unsolicited written acquisition proposal for the outstanding shares of Mediaplex common stock on terms that the Mediaplex board of directors determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the acquisition proposal, are more favorable to the Mediaplex stockholders than the terms of the merger agreement; so long as any required financing to consummate such transaction by the third party will be obtained by such third party on a timely basis.

    Mediaplex has agreed that:

  •
  it will promptly keep ValueClick informed of the status and terms of any proposals, offers, discussions or negotiations covered by the "no solicitation" provisions of the merger agreement;

  •
  it will immediately cease any activities, discussions or negotiations existing as of July 1, 2001, the date of the merger agreement, with any parties conducted before that date with respect to any acquisition proposal;

  •
  it will provide ValueClick with at least 48 hours prior notice of any meeting of the Mediaplex board of directors at which the Mediaplex board of directors is reasonably expected to consider a superior proposal; and

  •
  it will provide ValueClick with at least three business days prior written notice of a meeting of the Mediaplex board of directors at which the Mediaplex board of directors is reasonably expected to recommend a superior proposal to the Mediaplex stockholders.

Conditions to the Merger

    Mutual Obligations.  ValueClick's and Mediaplex's obligations to complete the merger depend on the satisfaction or waiver by both companies of each of the following conditions:

  •
  the registration statement of which this document is a part will have become effective in accordance with the provisions of the U.S. securities laws and will not be subject to any stop order or any pending or threatened stop order proceedings;

  •
  the ValueClick and Mediaplex stockholders will have adopted the merger agreement;

  •
  the waiting period requirement of the U.S. antitrust laws will have expired;

  •
  the shares of ValueClick common stock to be issued in the merger will have been approved for listing (subject to notice of issuance) on the Nasdaq National Market; and

  •
  no temporary restraining order, preliminary or permanent injunction or other order preventing the merger will have been issued by any court or other governmental body and remain in effect.

    ValueClick's Obligations.  The obligation of ValueClick to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  Mediaplex's representations and warranties contained in the merger agreement will be accurate in all respects as of the closing date, as if made on the closing date, other than representations and warranties that speak only as of a specified date, except that any inaccuracies in Mediaplex's representations and warranties will be disregarded if the inaccuracies do not constitute, individually or in the aggregate, a material adverse effect on Mediaplex and Mediaplex's subsidiaries;

  •
  Mediaplex must have performed, in all material respects, its obligations contained in the merger agreement;

  •
  ValueClick has received:

  •
  a tax opinion that the merger will constitute a reorganization for federal income tax purposes; and

    •
    a certificate executed by an executive officer of Mediaplex confirming that closing conditions have been satisfied; and

  •
  no material adverse effect on Mediaplex and Mediaplex's subsidiaries will have occurred.

    Mediaplex's Obligations.  Mediaplex's obligation to complete the merger are subject to the satisfaction of the following conditions:

  •
  the representations and warranties made by ValueClick in the merger agreement will be accurate in all respects as of the closing date as if made on the closing date, other than representations and warranties that speak only as of a specified date, except that any inaccuracies in ValueClick's representations and warranties will be disregarded if the inaccuracies do not constitute, individually or in the aggregate, a material adverse effect on ValueClick and ValueClick's subsidiaries;

  •
  ValueClick will have performed, in all material respects, all of its obligations contained in the merger agreement;

  •
  Mediaplex has received:

  •
  a tax opinion that the merger will constitute a reorganization for federal income tax purposes; and

  •
  a certificate executed by an executive officer ValueClick confirming that closing conditions have been satisfied; and

  •
  no material adverse effect on ValueClick and ValueClick's subsidiaries will have occurred.

    For purposes of the merger agreement, a material adverse effect means a material adverse effect on or development with:

  •
  the business, condition (financial or otherwise), assets or results of operations of the applicable company and its subsidiaries, taken as a whole; or

  •
  the ability of that company to timely consummate the transactions contemplated by the merger agreement.

    A material adverse effect will not result from, among other things, changes in the economy generally, changes in the online advertising business generally, trading prices of ValueClick's and Mediaplex's stock price, or the announcement of the execution or compliance with the terms of the merger agreement.

    Each of the conditions to ValueClick's and Mediaplex's obligation to complete the merger and other transactions contemplated by the merger agreement may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of ValueClick and Mediaplex.

Termination

    The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the stockholder approvals have been obtained:

  •
  by mutual written consent of ValueClick and Mediaplex;

  •
  by either ValueClick or Mediaplex if:

  •
  the merger is not completed on or before November 30, 2001, except that this right to terminate the merger agreement will not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of, or has resulted in, the failure of the merger to be completed on such date;

    •
    any governmental entity issues an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and the order, decree, ruling or other action becomes final and nonappealable; or

    •
    the approval of either party's stockholders to adopt the merger agreement is not obtained.

  •
  by ValueClick if:

  •
  Mediaplex's board of directors fails to recommend that Mediaplex's stockholders vote in favor of the adoption of the merger agreement or effects a change in its recommendation of adoption of the merger agreement, whether or not permitted by the terms of the merger agreement; or

  •
  Mediaplex breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement in such a way as to render those conditions incapable of being satisfied within thirty days after giving written notice of such breach by ValueClick to Mediaplex.

  •
  by Mediaplex if:

  •
  Mediaplex notifies ValueClick that it intends to accept a superior proposal, complies with the requirements of the "no solicitation" provisions of the merger agreement, and pays ValueClick a termination fee; or

  •
  ValueClick breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement in such a way as to render those conditions incapable of being satisfied within thirty days after giving written notice of such breach by Mediaplex to ValueClick.

    Effect of Termination.  If the merger agreement is terminated by either party, the merger agreement will become void and ValueClick and Mediaplex will have no liability under the merger agreement, assuming no fraud or willful material breach of the merger agreement has occurred. Provisions for no solicitation, termination, termination fees and expenses and the general contract provisions will survive termination of the merger agreement.

    Termination Fee and/or Payment of Expenses Upon Termination.  The merger agreement requires each party to make a payment to the other party depending on the circumstances surrounding the termination. Specifically, if the agreement is terminated because:

  •
  Mediaplex's board of directors failed to recommend that Mediaplex's stockholders vote in favor of the adoption of the merger agreement or effected a change in its recommendation of the adoption of the merger agreement, or Mediaplex accepts a superior proposal, then Mediaplex must pay to ValueClick a termination fee of $1,996,893 plus expenses up to $499,223 incurred by ValueClick and its subsidiaries with respect to the merger.

  •
  Mediaplex failed to obtain the required vote at a stockholders meeting to approve the merger, then within one business day of termination, Mediaplex will pay to ValueClick expenses incurred in connection with the merger agreement by ValueClick and its subsidiaries up to $499,223. However, if prior to the termination any person communicated to Mediaplex an alternate proposal for a business combination and within nine months of the termination Mediaplex accepted such alternate proposal, then Mediaplex will also pay ValueClick the termination fee of $1,996,893.

  •
  ValueClick failed to obtain the required vote of its stockholders to approve the merger, then ValueClick will pay to Mediaplex expenses up to $499,223 incurred by Mediaplex with respect to the merger.

Expenses

    With the exception of the provisions above regarding termination fees and expenses, whether or not the merger is completed, all expenses and fees incurred in connection with the merger agreement and the merger will be paid by the party incurring the expenses or fees.

Amendment, Extension and Waiver

    The merger agreement may be amended, modified and supplemented by the parties, by action taken or authorized by their respective boards of directors, at any time before or after the approval of the merger by the stockholders of ValueClick and Mediaplex has been obtained. All amendments to the merger agreement must be in writing signed by each party. After the agreement has been approved by the stockholders of the respective companies, no amendment which under applicable law requires further approval of the stockholders may be made without such further approval.

RELATED AGREEMENTS

Voting Agreements

    The following summary of the voting agreements is qualified in its entirety by reference to the complete text of the voting agreements, forms of which are exhibits to the registration statement we filed with the SEC. We urge you to carefully read the full text of the voting agreements.

    In connection with the execution and delivery of the merger agreement, ValueClick entered into a voting agreement with each of Gregory Raifman, Jon Edwards, Pequot Offshore Private Equity Fund, Inc., Pequot Private Equity Fund, L.P. and McCann-Erickson Worldwide under which those Mediaplex stockholders agreed to vote all the shares of Mediaplex common stock with respect to which they have voting power in favor of the adoption of the merger agreement. As of the record date for the Mediaplex special meeting, these stockholders owned shares of Mediaplex common stock representing approximately      % of the total voting power of the outstanding shares of Mediaplex capital stock.

    In addition, Mediaplex entered into a voting agreement with H. Investment Company, Gurbaksh Chahal, Taj Chahal, Steven J. Umberger, The London Family Trust, Buzby-Vasan 1997 Trust, James R. Zarley, Michael Bueno, Brian Coryat and Robert D. Leppo under which those ValueClick stockholders agreed to vote their shares of ValueClick common stock in favor of the approval of the merger agreement. As of the record date for the ValueClick special meeting, these stockholders owned shares of ValueClick common stock representing approximately      % of the total voting power of the outstanding shares of ValueClick capital stock.

    These voting agreements terminate on the earliest of the (a) closing date of the merger, (b) the termination of the merger agreement or (c) November 30, 2001.

Board Composition Agreement

    In connection with the merger agreement and pursuant to a board composition agreement, ValueClick has agreed to appoint Gregory Raifman, Tom Vadnais and Ira Carlin to the board of directors of ValueClick upon the completion of the merger.

VALUECLICK MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

    The following discussion contains forward-looking statements based on ValueClick's current expectations, estimates and projections about ValueClick's operations, industry, financial condition and liquidity. Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will" or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, ValueClick's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. The section entitled "Risk Factors" set forth in this document discusses some of the important risk factors that may affect ValueClick's business, results of operations and financial condition. ValueClick undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Overview

    ValueClick focuses on a performance-based Internet advertising solutions, known as cost-per-click, or CPC, cost-per-action, or CPA, and cost-per-lead, or CPL, in which an advertiser only pays ValueClick, and ValueClick in turn only pays a publisher of a Web site when an Internet user clicks on an advertiser's banner advertisement or performs an action, as specifically defined in each campaign. ValueClick provides our advertising customers, primarily direct marketing companies, an Internet advertising alternative to the cost-per-thousand-impressions, or CPM, model, in which advertisers pay whenever their banner ads are displayed. ValueClick's solution provides publishers of over 30,000 small- to medium-sized Web sites the opportunity to generate advertising revenues. ValueClick also provides publishers of large Web sites the ability to capture incremental revenues from their unsold advertising inventory.

    ValueClick's Internet advertising business began in July 1997, as a line of business within Web-Ignite Corporation. In May 1998, the Internet advertising business of Web-Ignite was transferred to ValueClick, LLC, a newly-formed California limited liability company controlled by Web-Ignite's sole stockholder. On December 31, 1998, ValueClick, LLC reorganized as ValueClick, Inc., a Delaware corporation.

    ValueClick generates revenues by delivering banner and text-link advertisements to Web sites in the ValueClick network. Pricing of ValueClick's advertising is on a CPC, CPA and CPL basis and varies depending on whether advertising is delivered across ValueClick's entire network or across targeted categories within ValueClick's network. During 2000, approximately 70% of ValueClick's revenues were derived from banner advertising delivered across ValueClick's entire network. ValueClick sells its services through its sales and marketing staff located in Westlake Village, San Francisco and Fremont, California; New York, New York; West Palm Beach, Florida; Tokyo and Osaka, Japan; London, England; Paris, France; and, Munich, Germany. The advertisements ValueClick delivers are sold under short-term agreements that are subject to cancellation. ValueClick recognizes revenues in the month that clicks or actions from clicks on delivered advertisements occur or when a customer lead is delivered, provided that no significant obligations on ValueClick's part remain and collection of the related receivable is probable. To date, ValueClick's agreements have not required a guaranteed minimum number of clicks or actions. ValueClick pays each Web site in the ValueClick network a price-per-click or price-per-action, which is based upon the respective volume delivered by the Web site in a given month. These payments made to Web publishers are included in the cost of revenues. ValueClick's agreements with Web publishers are also subject to cancellation.

    ValueClick operates in one industry segment, the performance based Internet advertising industry, and as such has no other separate reportable industry segments.

    In December 2000 and January 2001, ValueClick completed its mergers with ClickAgents.com, Inc. and Z Media, Inc., respectively. The mergers were accounted for using the pooling-of-interests method and accordingly, the financial information for all periods have been restated to combine our results with the results of ClickAgents and Z Media.

    ValueClick's operations are domiciled in the United States with operations in Japan through its majority owned subsidiary, ValueClick Japan and with operations in Europe through its wholly-owned subsidiary, ValueClick Europe, ValueClick France and ValueClick Germany. Other international subsidiaries included ValueClick Canada and ValueClick Brazil. ValueClick's geographic information is as follows:

	Six-month Period Ended June 30, 2001
	Revenues	Income (loss) from Operations	Long-lived Assets as of June 30, 2001
United States	$13,486,000	$(6,123,000)	$9,061,000
Japan	5,962,000	81,000	1,171,000
Europe	2,861,000	(7,000)	131,000
Other	67,000	(273,000)	25,000

Total	$22,376,000	$(6,322,000)	$10,388,000

	Six-month Period Ended June 30, 2000
	Revenues	Income (loss) from Operations	Long-lived Assets as of June 30, 2000
United States	$26,793,000	$110,000	$10,290,000
Japan	4,562,000	475,000	304,000
Europe	360,000	(179,000)	68,000
Other	—	(6,000)	—

Total	$31,715,000	$400,000	$10,662,000

	Year Ended December 31, 2000
	Revenues	Income (loss) from Operations	Long-lived Assets at December 31, 2000
United States	$50,194,000	$(3,005,000)	$9,989,000
Japan	11,679,000	1,523,000	471,000
Europe	2,443,000	(1,140,000)	154,000
Other	16,000	(634,000)	48,000

Total	$64,332,000	$(3,256,000)	$10,662,000

	Year Ended December 31, 1999
	Revenues	Income (loss) from Operations	Long-Lived Assets at December 31, 1999
United States	$23,878,000	$961,000	$4,921,000
Japan	2,093,000	15,000	200,000
Europe	—	(172,000)	17,000

Total	$25,971,000	$804,000	$5,138,000

    All ValueClick's operations in 1998 were based in the United States.

Results of Operations—Three-Month Period Ended June 30, 2001 Compared to June 30, 2000

    Revenues.  ValueClick's revenues are derived primarily from the sale of clicks on advertisements delivered through the ValueClick and ClickAgents networks, actions delivered through Bach Systems' onResponse.com network and leads generated through the Z Media network. ValueClick charges each advertiser an amount based on the number of times users click on the advertiser's banner ad, the number of times users perform actions, as defined by each specific contract, on the advertiser's website or the number of leads generated based on the interest in the advertiser's website. Net revenues for the three-month period ended June 30, 2001 were $9.7 million compared to $16.5 million for the same period in 2000, a decrease of $6.8 million or 41.5%. The revenue decline for the 2001 period was attributable primarily to the continued softness in the overall media market, due in part to the continued decline in advertising from electronic commerce and other Internet customers and the general economic slowdown, partially offset by the increased revenue from ValueClick's Japanese and European operations and the inclusion of Bach Systems' onResponse.com business in 2001.

    The ValueClick worldwide network delivered approximately 44.6 million click-throughs, 1.2 million actions and 7.7 million leads during the second quarter of 2001, compared to approximately 36 million click-throughs and 5.5 million leads during the corresponding period in 2000. ValueClick also delivered more than 23 billion ad impressions during the second quarter of 2001. The increase in overall sales volume was offset by the decrease in the average price per click and price per lead for the three-month period ended June 30, 2001 compared to the same period in 2000.

    Cost of Revenues.  Cost of revenues consists primarily of amounts that ValueClick paid to Web site publishers on the ValueClick consolidated networks. ValueClick pays these publishers on either a CPC, CPA or CPL. Cost of revenues also includes depreciation costs of the advertising delivery system and Internet access costs. Cost of revenues was $4.8 million for the three-month period ended June 30, 2001 compared to $8.7 million for the same period in 2000, a decrease of $3.9 million or 45.4%. The decrease in cost of revenues was directly attributable to the decreased delivery of advertisements. Gross profit margin increased to 50.8% in the second quarter of 2001 from 47.2% in 2000. The increase in gross margin was primarily due to a decrease in the average cost per click for the three-month period ended June 30, 2001 compared to the same period in 2000.

    Sales and Marketing.  Sales and marketing expenses consist primarily of compensation (including commissions), travel, advertising, trade show costs and costs of marketing materials. Sales and marketing expenses remained consistent at $2.8 million for each of the three-month periods ended June 30, 2001 and 2000.

    General and Administrative.  General and administrative expenses consist primarily of facilities costs, executive and supporting personnel compensation and professional service fees. General and administrative expenses remained consistent at $3.0 million for each of the three-month periods ended June 30, 2001 and 2000.

    Product Development.  Product development costs include expenses for the development of new technologies designed to enhance the performance of ValueClick's service, including the compensation and related expenses for ValueClick's software engineering department, as well as costs for contracted services and supplies. To date, all product development costs have been expensed as incurred. Product development expenses for the three-month period ended June 30, 2001 were $853,000 compared to $1.1 million for the same period in 2000, a decrease of $194,000 or 18.5%. The slight decrease was due primarily to the decrease in the number of technology support personnel from the same period in 2000. Though expenses in this area have reduced slightly, ValueClick believes that continued investment in product development is critical to attaining its strategic objectives.

    Stock-Based Compensation.  Deferred stock compensation reflects the difference between the deemed fair value of ValueClick's common stock for financial accounting purposes and the exercise price of options on the date the options were granted. Stock-based compensation for the three-month period ended June 30, 2001 amounted to $655,000, which relates to the amortization of existing deferred compensation recorded in prior periods for stock options and restricted shares. The decrease in stock- based compensation from $1.4 million for the three-month period ended June 30, 2000 relates to ValueClick's amortization method that proportionally charges to expense the deferred stock compensation as options vest.

    Amortization of Intangibles and Acquired Software.  Amortization of intangibles and acquired software represents principally the amortization of acquired software purchased from a founding stockholder in May 1998, goodwill created as a result of the acquisitions of Bach Systems in November 2000, the majority interest in ValueClick Japan in August 1999 and software acquired from StraightUP!, Inc. in September 2000. The increase in the current period represents the amortization of Bach Systems goodwill not included in 2000.

    Merger-Related Costs.  Merger-related costs represent direct transaction costs incurred related to the pooling-of-interests with Z Media consummated on January 31, 2001.

    Interest Income, Net.  Interest income, net, principally consists of interest earned on ValueClick's cash and cash equivalents and is net of interest paid on debt obligations. Interest income was $1.2 million for each of the three-month periods ended June 30, 2001 and 2000. The consistency in interest income reflects slightly higher cash and cash equivalents balances over the three-month period, ended June 30, 2001, offset by decreasing interests rates from 2000.

    Provision for Income Taxes.  For the three-month period ended June 30, 2001, ValueClick's benefit from Federal, state and foreign income taxes amounted to $120,000, compared to a provision of $2.8 million for the same period in 2000. Income taxes for interim periods are computed using the effective tax rate estimated to be applicable for the full fiscal year, which is subject to ValueClick's ongoing review and evaluation. The provision for income taxes reflects certain non-deductible expenses, including the stock-based compensation charges and goodwill amortization.

    Minority Share of Income of ValueClick Japan.  Minority share of loss of ValueClick Japan was $106,000 for the three-month period ended June 30, 2001, compared to a minority share of income of $22,000 for the same period in 2000. ValueClick accounts for its interest in ValueClick Japan on a consolidated basis for financial reporting purposes, resulting in a minority interest in the net income achieved by ValueClick Japan.

Results of Operations—Six-Month Period Ended June 30, 2001 Compared to June 30, 2000

    Revenues.  Net revenues for the six-month period ended June 30, 2001 were $22.4 million compared to $31.7 million for the same period in 2000, a decrease of $9.3 million or 29.4%. The revenue decline for six-month period ended June 30, 2001 was attributable primarily to the continued

softness in the overall media market, due in part to the continued decline in advertising from electronic commerce and other Internet customers and the general economic slowdown, partially offset by the increased revenue from ValueClick's Japanese and European operations and the inclusion of Bach Systems' onResponse.com business in 2001.

    The ValueClick worldwide network delivered approximately 93.6 million click-throughs, 3.9 million actions and 16.8 million leads during the six-month period ended June 30, 2001, compared to approximately 70.0 million click-throughs and 11.0 million leads during the corresponding period in 2000. ValueClick also delivered more than 43.6 billion ad impressions during the six-month period ended June 30, 2001. The increase in overall sales volume was offset by the decrease in the average price per click and price per lead for the six-month period ended June 30, 2001 compared to the same period in 2000.

    Cost of Revenues.  Cost of revenues was $10.9 million for the six-month period ended June 30, 2001 compared to $16.4 million for the same period in 2000, a decrease of $5.5 million or 33.5%. The decrease in cost of revenues was directly attributable to the decreased delivery of advertisements. Gross profit margin increased to 51.4% in the six-month period ended June 30, 2001 from 48.4% in 2000. The increase in gross margin was primarily due to a decrease in the average cost per click for the six-month period ended June 30, 2001 compared to the same period in 2000.

    Sales and Marketing.  Sales and marketing expenses for the six-month period ended June 30, 2001 were $5.8 million compared to $4.8 million for the same period in 2000, an increase of $1.0 million or 20.7%. The increase in sales and marketing expenses was due primarily to the addition of sales and marketing personnel and to increased advertising, public relations and other sales and marketing activities in the first three months of 2001 compared to 2000.

    General and Administrative.  General and administrative expenses for the six-month period ended June 30, 2001 were $6.7 million compared to $5.2 million for the same period in 2000, an increase of $1.5 million or 29.0%. The increase in general and administrative expenses was due primarily to the addition of executive and administrative employees in the first three months of 2001 compared to 2000.

    ValueClick also incurred related expenses associated with hiring additional personnel, expanding its corporate offices to accommodate its increased personnel and other professional service expenses incurred as a public company that were not incurred fully in the 2000 period.

    Product Development.  Product development expenses remained consistent at $1.9 million for each of the six-month periods ended June 30, 2001 and 2000.

    Stock-Based Compensation.  Stock-based compensation for the six-month period ended June 30, 2001 amounted to $1.6 million, which relates to the amortization of existing deferred compensation recorded in prior periods for stock options and restricted shares. The decrease in stock-based compensation from $2.7 million for the six-month period ended June 30, 2000 relates to ValueClick's amortization method that proportionally charges to expense the deferred stock compensation as options vest.

    Amortization of Intangibles and Acquired Software.  Amortization of intangibles and acquired software represents principally the amortization of acquired software purchased from a founding stockholder in May 1998, goodwill created as a result of the acquisitions of Bach Systems in November 2000, the majority interest in ValueClick Japan in August 1999 and software acquired from StraightUP!, Inc. in September 2000. The increase in the current period represents the amortization of Bach Systems goodwill not included in 2000.

    Merger-Related Costs.  Merger-related costs represent direct transaction costs incurred related to the pooling-of-interests with Z Media consummated on January 31, 2001.

    Interest Income, Net.  Interest income was $2.6 million for the six-month period ended June 30, 2001 compared to $1.3 million for the same period in 2000. The increase is attributable to the increased balances of cash and cash equivalents throughout the six-month period ended June 30, 2001 primarily resulting from the proceeds ValueClick received from its initial public stock offering effective in late March 2000.

    Provision for Income Taxes.  For the six-month period ended June 30, 2001, ValueClick's benefit from Federal, state and foreign income taxes amounted to $20,000, compared to a provision of $3.8 million for the same period in 2000. Income taxes for interim periods are computed using the effective tax rate estimated to be applicable for the full fiscal year, which is subject to ValueClick's ongoing review and evaluation. The provision for income taxes reflects certain non-deductible expenses, including the stock-based compensation charges and goodwill amortization.

    Minority Share of Income of ValueClick Japan.  Minority share of income of ValueClick Japan was $39,000 for the six-month period ended June 30, 2001, compared to $154,000 for the same period in 2000. ValueClick accounts for its interest in ValueClick Japan on a consolidated basis for financial reporting purposes, resulting in a minority interest in the net income achieved by ValueClick Japan.

Fiscal Years Ended December 31, 2000 and 1999

    Revenues.  ValueClick's revenues are derived primarily from the sale of clicks on advertisements delivered through the ValueClick and ClickAgents networks, actions delivered through Bach Systems' onResponse.com network and leads generated through the Z Media network. ValueClick charges each advertiser an amount based on the number of times users click on the advertiser's advertisement, the number of times users perform actions, as defined by each specific contract, on the advertiser's website or the number of leads generated based on the interest in the advertiser's website. Net revenues for the year ended December 31, 2000 were $64.3 million compared to $26.0 million for 1999, an increase of $38.3 million or 147.7%. Revenue growth for 2000 was attributable primarily to growth in the worldwide ValueClick consolidated networks and ValueClick's ability to serve a larger advertiser customer base. Additionally, the increase in revenue in 2000 over 1999 resulted from the inclusion of the operating results of Bach Systems for the two-month period ended December 31, 2000. The ValueClick worldwide network delivered 138.6 million click-throughs during the year ended December 31, 2000, compared to 47.6 million click-throughs during the year ended 1999. ValueClick also delivered more than 42.3 billion ad impressions during 2000.

    Cost of Revenues.  Cost of revenues consists primarily of amounts that ValueClick pays to Web site publishers on the ValueClick consolidated networks. ValueClick pays these publishers on either a CPC, CPA or CPL basis. Cost of revenues also includes depreciation costs of the advertising delivery system and Internet access costs. Cost of revenues was $31.9 million for the year ended December 31, 2000 compared to $12.5 million for 1999, an increase of $19.4 million or 156.2%. The increase in cost of revenues was directly attributable to the increased delivery of clicks and actions on advertisements. Gross profit margins decrease slightly to 50.4% for 2000 from 52.0% in 1999.

    Sales and Marketing.  Sales and marketing expenses consist primarily of compensation (including commissions), travel, advertising, trade show costs and costs of marketing materials. Sales and marketing expenses for the year ended December 31, 2000 were $11.4 million compared to $3.0 million in 1999, an increase of $8.4 million or 282.6%. The increase in sales and marketing expenses was due primarily to the addition of sales and marketing personnel domestically and worldwide and to increased advertising, public relations and other sales and marketing activities.

    General and Administrative.  General and administrative expenses consist primarily of facilities costs, executive and administrative compensation and professional service fees. General and administrative expenses for the year ended December 31, 2000 were $12.9 million compared to

$4.7 million for 1999, an increase of $8.2 million or 174.0%. The increase in general and administrative expenses was due primarily to expenses associated with hiring additional executive and administrative personnel, expanding ValueClick's offices to accommodate ValueClick's increased personnel, facilities costs associated with the opening of new sales and international offices, and professional service expenses that were not incurred in 1999.

    Product Development.  Product development costs include expenses for the development of new technologies designed to enhance the performance of ValueClick's service, including the salaries and related expenses for ValueClick's software engineering department, as well as costs for contracted services and supplies. To date, all product development costs have been expensed as incurred. Product development expenses for the year ended December 31, 2000 were $4.8 million compared to $1.1 million for 1999, an increase of $3.7 million or 340.5%. The increase was due primarily to the hiring of additional engineers and support personnel needed to attain ValueClick's strategic objectives.

    Stock-Based Compensation.  Deferred stock compensation included in the accompanying consolidated balance sheets reflects the difference between the deemed fair value of ValueClick's common stock for financial accounting purposes and the exercise price of options on the date of the options were granted. Stock-based compensation expense for the year ended December 31, 2000 amounted to $5.1 million, which relates primarily to the amortization of existing deferred compensation recorded in prior periods for stock options and restricted shares. The increase in stock-based compensation from $3.5 million for the year ended December 31, 1999 represents a full year of amortization in 2000 as well as additional deferred compensation recorded in 2000 related to stock options granted to ClickAgents' employees.

    Amortization of Intangible Assets and Acquired Software.  Amortization of intangibles and acquired software represents principally the amortization of acquired software purchased from a founding stockholder in May 1998, goodwill created as a result of the acquisitions of Bach Systems in November 2000 and a majority interest in ValueClick Japan in August 1999 and software acquired from StraightUP!, Inc. in September 2000.

    Merger-Related Costs.  The merger-related costs incurred in 2000 represent non-recurring direct incremental costs associated with the merger with ClickAgents accounted for under the pooling-of-interests method.

    Interest Income, Net.  Interest income, net principally consists of interest earned on our cash and cash equivalents and is net of interest paid on debt obligations. Interest income was $4.1 million for the year ended December 31, 2000 compared to $45,000 for 1999. The increase is attributable to the increased balances of cash and cash equivalents primarily resulting from the proceeds ValueClick received from its initial public stock offering, the DoubleClick investment transaction, the sale of a portion of ValueClick's stock holdings in DoubleClick and the initial public stock offerings of ValueClick's majority owned subsidiary, ValueClick Japan.

    Loss on Sale of Marketable Securities/Impairment Write-Down of Marketable Securities. On February 28, 2000, ValueClick consummated an investment by DoubleClick under which DoubleClick acquired 7,878,562 shares of ValueClick's common stock in exchange for $10.0 million in cash and 732,860 shares of DoubleClick common stock. The shares of DoubleClick common stock were valued at approximately $85.8 million for accounting purposes based on an average price of $117.07 per share.

    ValueClick accounted for its holdings of DoubleClick common stock as an available for sale investment, whereby the investment was carried at market value with unrealized holding gains and losses from increases and decreases in market value being recorded as a separate component of stockholders' equity until realized or when losses were determined to be other than temporary.

    During May 2000, ValueClick sold 165,000 shares of its DoubleClick common stock for cash proceeds of $10.3 million. The sale of these shares resulted in a realized non-cash loss of $9.0 million. In December 2000, ValueClick made a judgmental determination that the decline in market value of ValueClick's DoubleClick stock was other than temporary. Factors considered in arriving at this determination in December 2000 included: the market value of the DoubleClick common stock was significantly below the carrying value for a continuous period of six months or more; the prospects for a recovery in the market value of the DoubleClick common stock was not likely in the near term given the market conditions that developed in the Internet advertising market and the market performance of DoubleClick in the fourth quarter of 2000; and DoubleClick significantly adjusting downward its fourth quarter 2000 results and future financial projections in December 2000 as a result of market conditions. Accordingly, for the year ended December 31, 2000, ValueClick recorded a non-cash charge to operations of $60.2 million representing the unrealized holding losses previously accounted for as a separate component of stockholders' equity.

    Gain on the ValueClick Japan Stock Issuance.  On May 31, 2000, ValueClick Japan, ValueClick's majority-owned subsidiary, completed its initial public offering on Japan's "Mothers Market" in which it sold 1,000 shares of its Common Stock at $27,822 per share. The proceeds to ValueClick Japan from the offering, after deducting direct incremental costs and underwriting discounts and commissions, were $25.4 million. The gain of $13.7 million recorded in ValueClick's consolidated statements of operations for the year ended December 31, 2000 represents the change in net equity for ValueClick's share of the proceeds received by ValueClick Japan for their stock issuance. No additional ValueClick Japan stock issuances are anticipated in the near future.

    Gain on the Sale of ValueClick Japan Stock.  During 2000, ValueClick sold 177 shares of its ValueClick Japan holdings for aggregate proceeds of $2.6 million and a resulting realized gain of $2.3 million. ValueClick maintained a majority interest in ValueClick Japan with 52.6% ownership subsequent to the sale of these shares.

    Provision for Income Taxes.  For the year ended December 31, 2000, ValueClick's provision for federal, state and foreign income taxes amounted to $2.5 million, compared to $1.9 million for 1999. The provision for income taxes for both periods reflects certain non-deductible expenses, including the stock-based compensation charges and goodwill amortization. Additionally, income tax benefits from the impairment write-down of marketable securities and the net realized capital losses are not reflected as the realization of theses benefits is not deemed more likely than not.

    Minority Share of Income of ValueClick Japan.  Minority share of income of ValueClick Japan was $419,000 for the year ended December 31, 2000. ValueClick accounts for its interest in ValueClick Japan on a consolidated basis for financial reporting purposes, resulting in a minority interest in the net income achieved by ValueClick Japan.

Fiscal Years Ended December 31, 1999 and 1998

    Revenues.  ValueClick's revenues were $26.0 million for the year ended December 31, 1999 as compared to $2.1 million for the period from May 1, 1998, ValueClick's inception, through December 31, 1998. The increase in revenues over these periods was due to the growth of the ValueClick consolidated network and ValueClick's ability to serve a larger advertiser customer base.

    Cost of Revenues.  For the year ended December 31, 1999 ValueClick's cost of revenues was $12.5 million compared to $1.1 million for the period from May 1, 1998, ValueClick's inception, through December 31, 1998. The increase in cost of revenues over these periods was directly attributable to the increased delivery of banner advertisements and clicks on banner advertisements.

    Sales and Marketing.  For the year ended December 31, 1999 ValueClick's sales and marketing expenses were $3.0 million compared to $523,000 for the period from May 1, 1998, ValueClick's inception, through December 31, 1998. The $2.5 million increase in sales and marketing expense was primarily due to the addition of sales and marketing personnel, and to increased advertising, public relations and other sales and marketing activities.

    General and Administrative.  For the year ended December 31, 1999 ValueClick had general and administrative expenses of $4.7 million compared to $410,000 for the period from May 1, 1998, ValueClick's inception, through December 31, 1998. The $4.3 million increase in 1999 was primarily attributable to the addition of executive and administrative employees. In addition, ValueClick increased its allowance for doubtful accounts by $754,000 as a result of the significant growth in ValueClick's revenue and accounts receivable and ValueClick's limited historical collection experience. ValueClick also has incurred related expenses associated with hiring additional personnel, expanding ValueClick's corporate offices to accommodate our increased personnel and other professional service expenses that were not incurred in 1998.

    Product Development.  For the year ended December 31, 1999, ValueClick had product development expenses of $1.1 million compared to $155,000 on a combined historical basis for the period from May 1, 1998, ValueClick's inception, through December 31, 1998. The increase was primarily attributable to the hiring of additional engineers and support personnel.

    Stock-Based Compensation.  In connection with the grant of stock options to employees and the imposition of restrictions on common shares held by certain founding employees, during the year ended December 31, 1999, ValueClick recorded a deferred compensation balance of approximately $8.6 million. This deferred compensation represented the difference between the deemed fair value of ValueClick's common stock for financial accounting purposes and the exercise price of these options at the date of grant or the purchase price of these restricted shares at the date of issuance, resulting in an expense charge of $2.9 million for the year ended December 31, 1999 related to amortization of this deferred compensation. Deferred compensation is presented as a reduction of stockholders' equity and amortized over the vesting period of applicable options or restricted shares which is generally four years. Stock-based compensation for the year ended December 31, 1999 also included a charge of approximately $563,000 related to the issuance of stock and stock options to non-employees for services provided.

    Amortization of Intangible Assets and Acquired Software.  Amortization of intangibles and acquired software represents principally the amortization of acquired software purchased from a founding stockholder in May 1998 and amortization of goodwill created as a result of the acquisition of a majority interest in ValueClick Japan in August 1999.

    Equity in Losses of ValueClick Japan.  Equity in loss of ValueClick Japan increased from $9,000 for the period from May 1, 1998, ValueClick's inception, through December 31, 1998 to $64,000 for the year ended December 31, 1999. The loss is primarily a result of the increase in operating expenses required to grow the ValueClick Japan business, which began full operation in November 1998.

    Interest and Other Income (Expense), Net.  Interest and other income principally consists of interest earned on our cash and cash equivalents and is net of interest paid on debt obligations. Interest expense was $7,000 for the period from May 1, 1998 (inception) through December 31, 1998 and $45,000 for the year ended December 31, 1999.

    Income Taxes.  For the period from May 1, 1998, ValueClick's inception, through December 31, 1998, ValueClick was a limited liability company, or LLC, and as such, was subject to the provisions of Subchapter K of the Internal Revenue Code. Under those provisions, ValueClick did not pay federal income taxes on any taxable income. Instead, the members of the LLC were liable for individual federal income taxes on ValueClick's taxable income. Upon conversion to a C-corporation on December 31, 1998, ValueClick commenced using the asset and liability method of accounting for income taxes. ValueClick's conversion from an LLC to a C-corporation did not have a material impact on ValueClick's financial position or results of operations. Following the conversion, ValueClick has been operating as a C-corporation and is subject to federal and state income taxes. For the year ended December 31, 1999, ValueClick's provision for federal and state income taxes amounted to $1.9 million.

Liquidity and Capital Resources

Three-month Period Ended March 31, 2001

    ValueClick has historically financed its operations through working capital generated from operations and equity financings. Net cash used in operating activities was $3.6 million for the six-month period ended June 30, 2001, representing primarily the timing of payments for taxes and other current obligations.

    The net cash provided by investing activities for the six-month period ended June 30, 2001 of $5.6 million was a result of $6.9 million proceeds from the sale of marketable securities partially offset by cash used to purchase property and equipment of $1.3 million.

    Net cash used in financing activities for the six-month period ended June 30, 2001 of $63,000 resulted from the payment of virtually all outstanding debt.

Year Ended December 31, 2000

    Since ValueClick's inception, ValueClick has financed its operations through working capital generated from operations and equity financings. Net cash provided by operating activities was $7.0 million for the fiscal year ended December 31, 2000.

    The net cash provided by investing activities for the fiscal year ended December 31, 2000 of $8.0 million was the result of $10.3 million in proceeds received from the sale of 165,000 shares of ValueClick's DoubleClick holdings, $2.6 million in proceeds received from the sale of 177 shares of ValueClick's ValueClick Japan holdings offset by $5.0 million of cash used to purchase property and equipment, core technologies, and business acquisitions.

    Net cash provided by financing activities was $104.1 million for the fiscal year ended December 31, 2000, which resulted principally from the following transactions:

Doubleclick Transaction

    ValueClick received $10.0 million in cash and 732,860 shares of DoubleClick common stock on February 28, 2000, upon the closing of the investment by DoubleClick in ValueClick.

Initial Public Stock Offering

    On March 30, 2000 ValueClick completed its initial public offering in which it sold 4,000,000 shares of its Common Stock at $19.00 per share. The initial public offering closed on April 5, 2000. ValueClick's proceeds from the offering, after deducting direct incremental costs and underwriting discounts and commissions, were $68.6 million.

Valueclick Japan's Stock Issuance

    On May 31, 2000 ValueClick Japan, ValueClick's majority-owned subsidiary, completed its initial public offering on Japan's "Mothers Market" in which it sold 1,000 shares of its Common Stock at $27,822 per share. The proceeds to ValueClick Japan from the offering, after deducting direct incremental costs and underwriting discounts and commissions, were $25.4 million.

Credit Facility.

    On October 21, 1999, ValueClick executed a loan and security agreement with Silicon Valley Bank for a $2.5 million revolving credit line to be used for general working capital. Interest on the outstanding balances accrues at an annual rate of one percentage point above the bank's prime rate. As of June 30, 2001, the bank's prime rate was 6.75%. The credit facility, as amended, contains no restrictive covenants. In exchange for the credit facility, ValueClick granted the bank a first priority security interest in ValueClick's goods and equipment, accounts receivables and intellectual property. At June 30, 2001, ValueClick had no outstanding borrowings against this credit line.

    In May 2000, ValueClick entered into a loan and security agreement with Bank of America for a $200,000 revolving line of credit. Interest on outstanding balances accrue at an annual rate of one percentage point above the Bank's Prime Rate (6.75% at June 30, 2001). The outstanding balance as of December 31, 2000 of $101,000 was paid on January 31, 2001 and ValueClick currently has no outstanding borrowings against this credit line.

    ValueClick has no material commitments for capital expenditures anticipated; however, ValueClick will incur capital expenditures consistent with its anticipated growth in operations.

    ValueClick believes that its existing cash and cash equivalents and its available bank credit are sufficient to meet its anticipated cash needs for working capital and capital expenditures for the next twelve months.

Recently Issued Accounting Standards

    In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards (SFAS) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS No. 137 and 138, establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133, as amended, requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains and losses be reported either in the statement of operations or as a component of comprehensive loss, depending on the type of hedging relationship that exists. ValueClick adopted the guidance in SFAS 133 for its fiscal year beginning January 1, 2001. To date, ValueClick has not held derivative instruments or engaged in hedging activities. Accordingly, adoption of SFAS No. 133, as amended, did not have a significant impact on ValueClick's consolidated financial position, results of operations or cash flows.

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Serving of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, which revised standards for accounting for securitizations and other transfers of financial assets and collateral. SFAS No. 140 carries over most the provisions of SFAS No. 125 without reconsideration. To date, ValueClick has not engaged in any transactions that would fall under SFAS No. 140 and do not believe that adoption of SFAS No. 140 will have a significant impact on its consolidated financial position, results of operations or cash flows.

    In July 2001, the FASB issued Statement No. 141 (SFAS 141), "Business Combinations" and Statement No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 141 establishes new standards for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for combinations initiated after June 30, 2001. In addition, SFAS 141 broadens the criteria for recording intangible assets separate from goodwill. Previously recorded goodwill and intangibles will have to be evaluated against the new criteria and may result in certain intangible assets being reclassified as goodwill or, alternatively, previously recognized intangible assets that were recorded as goodwill may be separately recorded apart from goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of SFAS 142, goodwill will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill, including goodwill recorded in past business combinations, will cease. The adoption date for ValueClick will be January 1, 2002 and ValueClick is still assessing what the impact of SFAS 141 and SFAS 142 will be on its results of operations and financial position.

Quantitative and Qualitative Disclosures About Market Risk

    ValueClick does not hold any derivative instruments and does not engage in hedging activities. The interest rate of ValueClick's line of credit with Silicon Valley Bank and Bank of America varies depending on each bank's prime rate. Currently, ValueClick does not have any outstanding borrowings under either of these credit facilities.

    ValueClick's investment in ValueClick Japan subjects ValueClick to foreign currency exchange risks as ValueClick Japan denominates its transactions in the Japanese Yen. ValueClick's exposure is limited to the extent of the amount of ValueClick Japan's net assets which totaled $25.6 million at December 31, 2000. ValueClick also transacts business in various foreign countries and is subject to exposure from adverse movements in other foreign currency exchange rates. This exposure is primarily related to revenue and operating expenses for ValueClick Europe, which denominates its transactions in U.K. pounds. Through June 30, 2001 the effect of foreign exchange rate fluctuations for any reporting period has not been material. Historically, ValueClick has not hedged its exposure to exchange rate fluctuations. Accordingly, ValueClick may experience economic loss and a negative impact on earnings or equity as a result of foreign currency exchange rate fluctuations.

    ValueClick's international business is subject to risks typical of an international business, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, ValueClick's future results could be materially and adversely affected by changes in these or other factors.

    As part of the consideration for DoubleClick's investment in ValueClick, ValueClick received 732,860 shares of DoubleClick common stock valued at approximately $85.8 million based on an average value of $117.07 per share for the public announcement date of January 13, 2000 and the five trading days before and after that date. In April 2000, all of the DoubleClick shares that ValueClick owns were registered for sale by DoubleClick in a registration statement that went effective September 11, 2000. During 2000, ValueClick sold 165,000 shares of the DoubleClick common stock for cash proceeds of $10.3 million. The sale of these shares resulted in a realized non-cash loss of $9.0 million. In December 2000, ValueClick made a determination that the decline in market value of the remaining DoubleClick stock was other than temporary. Accordingly, for the year ended December 31, 2000 ValueClick recorded a non-cash charge to operations of $60.2 million representing the unrealized holding losses previously accounted for a separate component of stockholders' equity.

    During April 2001, ValueClick sold its remaining 567,860 shares of its DoubleClick common stock for cash proceeds of $6.9 million. The sale of these shares resulted in a realized gain of $701,000.

ValueClick Unaudited Quarterly Results of Operations
(In thousands, except per share data)

	Three-Months Ended
	Mar. 31, 1999	Jun. 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001
Revenues	$2,166	$3,739	$7,178	$12,888	$15,214	$16,501	$15,687	$16,930	$12,716	$9,660
Cost of revenues	1,116	1,511	3,412	6,426	7,649	8,707	7,369	8,205	6,123	4,753

Gross profit	1,050	2,228	3,766	6,462	7,565	7,794	8,318	8,725	6,593	4,907
Operating expenses:
Sales and marketing(1)	258	395	831	1,505	1,986	2,780	2,915	3,755	2,965	2,789
General and administrative(1)	347	650	1,295	2,414	2,147	3,030	3,930	3,789	3,710	2,968
Product development(1)	108	213	266	513	827	1,047	1,416	1,556	1,041	853
Stock-based compensation	33	441	1,003	2,029	1,297	1,397	1,223	1,141	960	655
Amortization of intangible assets	13	13	160	215	223	225	225	396	462	440
Merger-related costs	—	—	—	—	—	—	—	353	713	267

Total operating expenses	759	1,712	3,555	6,676	6,480	8,479	9,709	10,990	9,851	7,972

Income (loss) from operations	291	516	211	(214)	1,085	(685)	(1,391)	(2,265)	(3,258)	(3,065)
Equity in losses of ValueClick Japan	(42)	(10)	(12)	—	—	—	—	—	—	—
Interest income, net	5	14	19	7	61	1,199	1,401	1,459	1,390	1,174
Gain (loss) on sale of marketable securities	—	—	—	—	—	(9,006)	—	—	—	701
Impairment write-down of marketable securities	—	—	—	—	—	—	—	(60,233)	—	—
Gain from ValueClick Japan stock issuance	—	—	—	—	—	13,656	—	—	—	—
Gain on the sale of ValueClick Japan stock	—	—	—	—	—	—	1,076	1,268	—	—

Income (loss) before income taxes and minority interests	254	520	218	(207)	1,146	5,164	1,086	(59,771)	(1,868)	(1,190)
Provision for (benefit from) income taxes	127	409	583	734	1,044	2,779	1,007	(2,291)	100	(120)

Income (loss) before minority interest	127	111	(365)	(941)	102	2,385	79	(57,480)	(1,968)	(1,070)
Minority share of (income) loss in ValueClick Japan	—	—	28	(34)	(132)	(22)	(129)	(136)	(144)	106

Net income (loss)	$127	$111	$(337)	$(975)	$(30)	$2,363	$(50)	$(57,616)	$(2,112)	$964

Basic and diluted net income (loss) per share	$0.01	$0.01	$(0.02)	$(0.05)	$(0.00)	$0.07	$0.00	$(1.60)	$(0.06)	$(0.03)

(1)
Excludes stock-based compensation from the individual statements of operations line items as follows:

	Three-Months Ended
	Mar. 31, 1999	Jun. 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001
Sales and marketing	11	141	321	649	415	447	387	361	303	206
General and administrative	17	238	542	1,096	700	754	667	597	498	333
Product development	5	62	140	284	182	196	169	183	159	116

MEDIAPLEX MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of Mediaplex should be read in conjunction with the condensed consolidated financial statements and the notes to those statements included elsewhere in this document as well as its audited consolidated financial statements and notes thereto. This discussion contains forward-looking statements that involve risks and uncertainties. Mediaplex's actual results may differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including, but not limited to, those set forth under "Risk Factors" beginning on page __ and elsewhere in this joint document.

Overview

    Mediaplex provides technology solutions for both online and traditional, or offline, marketers. Mediaplex utilizes its proprietary technology, MOJO®, to enhance its service offerings. Mediaplex also plans to leverage the capabilities of its MOJO® technology to offer adserving and e-mail functions, which enable advertisers to integrate their internal business information into an online advertising campaign and to tailor their advertising messages or offers in real-time. Along with its subsidiary, AdWare Systems, Inc., Mediaplex offers a suite of capabilities ranging from agency accounting to digital asset management.

    Mediaplex generates revenue from adserving and e-mail, application management services and professional services. Adserving revenue and application management services revenue consist of monthly recurring fees for processing transactions on Internet sites and hosting the related services. Such revenue is recognized as the services are performed. Mediaplex's application management services provide customers rights to access applications, hardware and network for the application access, customer service, and rights to enhancements and updates. Mediaplex's customers do not have the right to take possession of the software at any time during the hosting agreement. Contracts for application management services that exceed designated minimum monthly or quarterly volume usage are recognized as revenue in the month or quarter in which minimum volume is exceeded.

    Mediaplex also realizes revenue by providing a global media management planning, production and financial system for advertising agencies and advertisers through its AdWare Systems product line. Based upon the system modules selected by the client, a monthly recurring fee is charged for usage of the module. This fee varies by client. Mediaplex's applications are provided via hosting services and are accessed by our clients via network connections. These services are provided under multi-year contracts. Revenue is recognized based upon actual monthly usage.

    Mediaplex also provides professional services for a fee, which is principally based on the extent of services provided. Revenues from professional services are recognized in the period they are rendered, provided that no significant obligations on its part remain at the end of the period and the collection of the resulting receivable is probable. To the extent that significant obligations remain, Mediaplex defers recognition of the corresponding portion of the revenues until these obligations are met.

    In May 2001, Mediaplex began transitioning its media clients and media related service capabilities to Exile on Seventh, a San Francisco-based digital advertising agency. This action completed Mediaplex's transition to a technology solutions company. As a result, the company no longer sells campaign management services or buys online advertising inventory other than for limited campaigns until the transition period is completed.

    Prior to May 2001, the cost of revenues consists primarily of the cost of procuring advertising space on third-party Internet sites. Following the Exile on Seventh transaction, the cost of revenues consists primarily of the costs and expenses associated with maintaining the systems for Mediaplex's application management services, and the communications and other costs related to maintaining Mediaplex's servers at third-party locations.

    Until December 31, 1999, Mediaplex expensed all of its research and development costs in the period in which it incurred these costs. For the year ended December 31, 2000, Mediaplex has incurred substantial costs associated with enhancing its products. As such, Mediaplex capitalized $472,000 in software development costs which are being amortized over a three-year period. For the six months ended June 30, 2001, Mediaplex capitalized $1.4 million in software development costs.

    In March 1999, Mediaplex acquired Netranscend Software, Inc., a Java-based business automation solutions software company, for a note payable of $430,000, due in four annual installments beginning in March 2000, and 1,979,000 shares of Mediaplex's common stock, with an estimated fair value of $1.29 per share. This acquisition was accounted for under the purchase method of accounting. Mediaplex recorded $3.0 million of goodwill and other identifiable intangible assets in connection with this acquisition, which are being amortized over a three-year period. As of June 30, 2001, $210,000 remain outstanding on the note payable related to this purchase.

    In July 2000, Mediaplex acquired AdWare Systems, Inc., a global media management applications service provider, for 1,320,331 shares of common stock with an estimated fair value of $23.9 million and $4.0 million in cash, from McCann-Erickson Worldwide, a subsidiary of The Interpublic Group of Companies, Inc. The acquisition has been accounted for by the purchase method of accounting. Mediaplex recorded $23.3 million of goodwill and other identifiable intangible assets in connection with this acquisition, which are being amortized over a three-year period.

    Mediaplex has a limited operating history upon which you may evaluate its business and prospects. Mediaplex incurred net losses of $2.0 million in 1998, $21.8 million in 1999, $37.5 million in 2000, and $14.9 million for the six month period ended June 30, 2001. At June 30, 2001, Mediaplex's accumulated deficit was $92.0 million, which includes a non-cash charge of $14.4 million related to the beneficial conversion feature incurred for the issuance of its Series C preferred stock. Mediaplex anticipates that it will incur additional operating losses for the foreseeable future.

Six Month Period Ended June 30, 2001 Compared to June 30, 2000.

    Revenues.  Revenues decreased to $14.3 million for the six months ended June 30, 2001 from $34.8 million for the six months ended June 30, 2000. This decrease was primarily due to the decrease in revenue from Mediaplex's media services business and its subsequent exit from the media services business in May 2001. This decrease was also due to the decline in market demand for media services as advertising agencies began performing more of these services themselves. Media revenue decreased by $27.0 million for the six months ended June 30, 2001 compared to the six months ended June 30, 2000. Offsetting the decrease in media revenue, Mediaplex's technology services revenue increased to $8.1 million for the six months ended June 30, 2001 from six months ended June 30, 2000. Adserving impressions totaled 8.3 billion during the three months ended June 30, 2001, up 24% from the first quarter of 2001. The total number of AdWare users increased to 8,900 from 8,000 during the first quarter of 2001. Although Mediaplex expects to continue to experience residual media services revenue during the next couple of quarters as it completes the transition out of the media services business, Mediaplex expects its total revenue to decrease compared to the prior year. However, Mediaplex expects its technology services revenue to increase and replace the lost revenue over time.

    In the first six months of 2001, McCann Erickson Worldwide and Sun Microsystems accounted for 26% and 17% of revenues, respectively. In the first six months of 2000, Luckysurf accounted for approximately 11% of total revenue. As of June 30, 2001, three advertising agencies, through which Mediaplex performs services for advertisers, accounted for 56% of accounts receivable. As of June 30, 2000, two advertising agencies accounted for 29% of receivables.

    Cost of Revenues.  Cost of revenues decreased to $7.1 million, or 49.5% of revenues, for the six months ended June 30, 2001 from $25.2 million, or 72.4% of revenues, for the six months ended June 30, 2000. This decrease in cost of revenues in 2001 was related to Mediaplex's exiting of the media services business, as its costs associated with obtaining advertising space on web sites in connection with the media services business have historically been higher as a percentage of revenues than the costs of revenues associated with its technology business. As a result, Mediaplex's overall cost of revenues decreased primarily as a result of the decrease in its media revenue.

    Gross Profit.  Gross profit decreased to $7.2 million, or 50.5% of revenue, for the six months ended June 30, 2001 from $9.6 million, or 27.6% of revenue, for the six month period ended June 30, 2000. Although gross profit measured in absolute dollars decreased from 2000 to 2001, gross profit as a percentage of revenues increased over the same period. This is reflective of the effect that technology services and professional services have on revenue. Revenues earned from the application management services have lower direct cost than revenues earned from Mediaplex's media services, which incur the high costs of purchasing media space on Internet sites. The gross profit also benefited from one-time and non-recurring credits in the cost of media services and delivery costs totalling approximately $542,000. Mediaplex expects gross profit as a percentage of revenues to continue to increase as the transition out of the media services business is completed.

    Sales and Marketing.  Sales and marketing expenses consist primarily of compensation expenses, including salaries, commissions and related payroll expenses, recruiting costs, and marketing expenses, including those expenses associated with customer service and support. Sales and marketing expenses decreased to $5.9 million, or 41.3% of revenues, for the six months ended June 30, 2001 from $12.6 million, or 36.1% of revenues, for the six months ended June 30, 2000. This decrease in sales and marketing expenses was primarily due to the cost savings realized under the restructuring plans that Mediaplex implemented in December 2000 and May 2001. Mediaplex eliminated all media related positions after the transition of its media services business to Exile on Seventh. These positions had previously been recorded as sales and marketing expenses. The number of sales and marketing personnel was 54 as of June 30, 2001, compared to 109 as of June 30, 2000. Although Mediaplex continues its efforts to reduce company-wide expenses, it expects that sales and marketing expenses will increase in absolute dollars to the extent that its revenues increase.

    Research and Development.  Research and development expenses consist primarily of compensation and related expenses for Mediaplex's internal development staff, network operations staff and fees for outside contractor services. Research and development expenses were $4.7 million, or 32.7% of revenues, for the six months ended June 30, 2001, and $4.7 million, or 13.5% or revenues, for the six months ended June 30, 2000. Mediaplex continues its efforts to reduce overall costs in response to lower revenues, while continuing to expand its product offerings. The number of development engineers increased to 94 as of June 30, 2001, from 39 as of June 30, 2000. Mediaplex expects to continue to spend significant amounts on research and development as it continues to develop and enhance its technology. Accordingly, Mediaplex expects that research and development expenses will increase in absolute dollars.

    General and Administrative.  General and administrative expenses consist primarily of compensation and related expenses and fees for contractor services. General and administrative expenses decreased to $6.2 million, or 43.2% of revenues, for the six months ended June 30, 2001, from $15.3 million, or 44.0% of revenues for the six months ended June 30, 2000. Included in the general and administrative expense for the six months ended June 30, 2001, was non-cash stock-based compensation of $1.4 million related to the extension of the exercise period for three former employees. Mediaplex had 34 general and administrative personnel as of June 30, 2001, compared to 40 persons as of June 30, 2000 as Mediaplex eliminated support positions for the media services business.

Although Mediaplex expects to continue to reduce excess expenses, it expects that general and administrative expenses will increase as its technology business grows.

    Stock-based Compensation Expense.  For accounting purposes, Mediaplex recognized stock-based compensation in connection with the issuance of shares of its common stock and the granting of options or warrants to purchase its common stock to employees and consultants with purchase or exercise prices that are less than the deemed fair market value at the grant date. Stock-based compensation related to the issuance of fully vested shares of common stock has been expensed in the period in which the common stock was issued. Stock-based compensation related to the issuance of options and warrants to purchase common stock is being amortized over the vesting period of the stock options. During the six month periods ended June 30, 2001 and 2000, stock-based compensation expense is recorded in the functional expense categories in the statement of operations. Total deferred stock compensation remaining as of June 30, 2001 was $202,000.

    Restructuring Charges.  In May 2001, Mediaplex signed an agreement with Exile On Seventh. The agreement includes the transition of Mediaplex's media clients and media related service capabilities to Exile On Seventh. In association with this transition, management announced a restructuring program intended to eliminate the excess workforce and equipment related to the former media business. Mediaplex terminated 36 employees in the three months ended June 30, 2001 and an additional eight employees in July 2001. In connection with this restructuring, Mediaplex recorded a restructuring charge of approximately $2.1 million, or 33.0% of revenues, of which approximately $1.3 million relates to employee termination costs and $840,000 to the write-down of excess computer equipment and software and the closing of additional facilities. Mediaplex anticipates that it will complete its restructuring by the end of the third quarter in 2001. There was no restructuring expense recorded during the six months ended June 30, 2000.

    Amortization of Goodwill and Intangible Assets.  Amortization expense was $4.5 million, or 31.2% of revenues, for the six months ended June 30, 2001, compared to $501,000, or 1.4% of revenues, for the six months ended June 30, 2000. Amortization expense increased due to the amortization of goodwill and intangible assets recorded in connection with Mediaplex's acquisition of AdWare Systems, Inc. in July 2000.

    Interest Income, Net.  Interest income, net decrease to $1.4 million, or 10.0% of revenues, for the six months ended June 30, 2001, from $2.4 million, or 7.0% of revenues, for the six months ended June 30, 2001. The decrease in interest income, net, was due to the decrease in cash and cash equivalents resulting from Mediaplex's operating loss. In addition, Mediaplex realized less interest on its cash and cash equivalents due to the decrease in interest rates during the first six months of 2001.

    Net Loss.  Net loss was $14.9 million for the six months ended June 30, 2001, and $21.1 million for the six months ended June 30, 2000. The decrease in net loss of $6.2 million from the six months ended June 30, 2001, compared to the six months ended June 30, 2000, was primarily due to Mediaplex's exit from the media business and a decrease in general operating expenses realized by Mediaplex's restructuring efforts.

Year ended December 31, 2000 compared to year ended December 31, 1999

    Revenues.  Revenues increased to $63.6 million for the year ended December 31, 2000 from $26.4 million for the year ended December 31, 1999. The period-to-period increase was primarily due to the growth of Mediaplex's selling advertising campaign management services to a broad set of advertisers, primarily focused on advertising agencies and their respective clientele. Additionally, in July 2000, Mediaplex acquired AdWare Systems, Inc., which contributed revenues for media management application services. Mediaplex's revenue also included advertising serving fees for clients utilizing Mediaplex's MOJO technology to run their online campaigns. In 1999, substantially all of

Mediaplex's revenues consisted of advertising fees received for providing advertising campaign management services.

    Cost of Revenues.  Cost of revenues increased to $43.8 million, or 68.8% of revenues, for the year ended December 31, 2000 from $20.4 million, or 77.3% of revenues, for the year ended December 31, 1999. The increase in cost of revenues in 2000 was primarily due to the increase in Mediaplex's revenues. The cost of revenues comprised primarily media placement costs, including the communications and other costs related to maintaining Mediaplex's ad servers at third-party sites. With Mediaplex's acquisition of AdWare, its cost of revenues also includes operational expenses related to the maintenance of Mediaplex's enterprise solutions systems.

    Gross Profit.  Gross profits increased to $19.8 million, or 31.2% of revenues, for the year ended December 31, 2000, from $6.0 million, or 22.7% of revenues, for the year ended December 31, 1999. Since the revenue generated by AdWare does not have the media placement costs, Mediaplex realized a higher gross margin for the year ended December 31, 2000 compared to the year ended December 31, 1999. Mediaplex also experienced a shift in types of services offered during 2000, from almost completely campaign management services at the end of 1999 to a mix that included technology services, which have lower direct associated costs.

    Sales and Marketing.  Sales and marketing expenses consist primarily of compensation expenses, including salaries, commissions and related payroll expenses, recruiting costs, and marketing expenses, including those expenses associated with customer service and support. Sales and marketing expenses increased to $22.8 million, or 35.8% of revenues, for the year ended December 31, 2000, from $12.0 million, or 45.5% of revenues, for the year ended December 31, 1999. The dollar increase in sales and marketing expenses during 2000 was primarily due to the significant growth of Mediaplex's sales, marketing, account management, media procurement and management organization in 2000 as Mediaplex focused on selling advertising campaign management services. The increase in Mediaplex's revenues also contributed to an increase in the commissions Mediaplex paid to its sales staff. The number of sales and marketing personnel increased from 71 as of December 31, 1999 to 95 as of December 31, 2000. Mediaplex expects that sales and marketing expenses will continue to increase.

    Research and Development.  Research and development expenses consist primarily of compensation and related expenses for Mediaplex's internal development staff, network operations staff and fees for outside contractor services. Research and development expenses increased to $10.3 million, or 16.2% of revenues, for the year ended December 31, 2000, from $5.7 million, or 21.7% of revenues, for the year ended December 31, 1999. This dollar increase in research and development expenses was due primarily to an increase in the number of development engineers in Mediaplex's research and development organization. The number of development engineers increased from 43 as of December 31, 1999 to 98 as of December 31, 2000. Mediaplex expects to continue to spend significant amounts on research and development as it continues to develop and enhance its technology. Accordingly, Mediaplex expects that research and development expenses will continue to increase.

    General and Administrative.  General and administrative expenses consist primarily of compensation and related expenses and fees for contractor services. General and administrative expenses increased to $22.2 million, or 34.9% of revenues, for the year ended December 31, 2000, from $10.2 million, or 38.7% of revenues, for the year ended December 31, 1999. Included in the general and administrative expense for the year ended December 31, 2000, were stock-based compensation of $10.2 million. The dollar increase in general and administrative expenses, excluding the stock-based compensation, was due primarily to the hiring of additional general and administrative personnel. Mediaplex had 26 general and administrative personnel as of December 31, 1999 and 43 persons as of December 31, 2000. Mediaplex expects that general and administrative expenses will continue to increase.

    For accounting purposes, Mediaplex recognizes stock-based compensation in connection with the issuance of shares of its common stock and the granting of options or warrants to purchase Mediaplex's common stock to employees and consultants with purchase or exercise prices that are less than the deemed fair market value at the grant date. Stock-based compensation related to the issuance of shares of common stock has been expensed in the period in which the common stock was issued. Stock-based compensation related to the issuance of options and warrants to purchase common stock is being amortized over the vesting period of the stock options. Total deferred stock compensation as of December 31, 2000 was $792,000.

    Restructuring Expense.  In December 2000, Mediaplex's management took action to reduce employee headcount in order to better align its sales, development and administrative organization and to position it for profitable growth in the future consistent with its long term objectives. This involved the involuntary terminations of approximately 70 employees. As a consequence, Mediaplex recorded a $1.9 million expense, or 3.0% of revenues, during the fourth quarter of 2000 related to payments for severance and pending lease cancellations being executed under the restructuring plan. Mediaplex anticipates future operating and cash flow savings of $3.5 million in Sales and Marketing, $700,000 in Research and Development, and $1.8 million in General and Administrative costs in fiscal year 2001.

    Amortization of Goodwill and Intangible Assets.  Amortization expense increased to $4.7 million, or 7.4% of revenue, for the year ended December 31, 2000, from $753,000, or 2.9% of revenues, for the year ended December 31, 1999. This increase is mainly due to the amortization of goodwill and intangible assets recorded in connection with Mediaplex's acquisition of AdWare Systems, Inc. in July 2000. The amortization of goodwill and intangible assets recorded in 1999 related solely to Mediaplex's acquisition of Netranscend Software, Inc. in March 1999.

    Interest Income (Expense), Net.  Interest income, net, increased to $4.6 million, or 7.2% of revenues, for the year ended December 31, 2000, from $912,000, or 3.5% of revenues, for the year ended December 31, 1999, representing primarily interest earned on the cash, cash equivalents, and short-term investments Mediaplex generated in 1999 from its initial public offering.

    Net Loss.  Net loss was $37.5 million for the year ended December 31, 2000, and $21.8 million for the year ended December 31, 1999. The increase in net loss of $15.7 million from 1999 to 2000 was primarily due to the increase in operating expenses of $33.2 million.

Year ended December 31, 1999 compared to year ended December 31, 1998

    Revenues.  Revenues increased to $26.4 million for the year ended December 31, 1999 from $3.6 million for the year ended December 31, 1998. The period-to-period increase was primarily due to the growth of Mediaplex's selling advertising campaign management services to a broad set of advertisers, including advertising agencies, which Mediaplex began in April 1998. In 1999, substantially all of Mediaplex's revenues consisted of advertising fees received for providing advertising campaign management services. In 1998, Mediaplex's revenues were primarily derived from the sale of advertising on Mediaplex's Internet content sites.

    Cost of Revenues.  Cost of revenues increased to $20.4 million, or 77.3% of revenues, for the year ended December 31, 1999 from $2.8 million, or 77.2% of revenues, for the year ended December 31, 1998. The increase in cost of revenues in 1999 was primarily due to the increase in Mediaplex's revenues. The cost of revenues for the year ended December 31, 1999 comprised primarily media placement costs, including the communications and other costs related to maintaining Mediaplex's ad servers at third-party sites, while the cost of revenues for the year ended December 31, 1998 consisted primarily of the cost of maintaining Mediaplex's Internet content sites.

    Gross Profit.  Gross profits increased to $6.0 million, or 22.7% of revenues, for the year ended December 31, 1999 from $818,000, or 22.8% of revenues, for the year ended December 31, 1998. The slight increase on Mediaplex's gross profit as a percentage of revenue is reflective of the economies of scale associated with providing more campaign management services in 1999.

    Sales and Marketing.  Sales and marketing expenses increased to $12.0 million, or 45.5% of revenues, for the year ended December 31, 1999 from $1.4 million, or 39.0% of revenues, for the year ended December 31, 1998. The increase in sales and marketing expenses in both dollars and as a percentage of revenue during 1999 was primarily due to the significant growth of Mediaplex's sales and marketing organization in 1999 as Mediaplex focused on selling advertising campaign management services. The number of sales and marketing personnel increased from 13 as of December 31, 1998 to 71 as of December 31, 1999.

    Research and Development.  Research and development expenses increased to $5.7 million, or 21.7% of revenues, for the year ended December 31, 1999 from $556,000, or 15.5% of revenues, for the year ended December 31, 1998. This dollar increase in research and development expenses in both dollars and as a percentage of revenue was due primarily to an increase in the number of development engineers in Mediaplex's research and development organization. The number of development engineers increased from 2 as of December 31, 1998 to 43 as of December 31, 1999.

    General and Administrative.  General and administrative expenses increased to $10.2 million, or 38.7% of revenues, for the year ended December 31, 1999 from $636,000, or 17.7% of revenues, for the year ended December 31, 1998. The dollar increase in general and administrative expenses was due primarily to the hiring of additional general and administrative personnel. Mediaplex had 4 general and administrative personnel as of December 31, 1998 and 26 persons as of December 31, 1999.

    Amortization of Goodwill and Intangible Assets.  Amortization expense was $753,000, or 2.9% of revenues, for the year ended December 31, 1999, due to the amortization of goodwill and intangible assets recorded in connection with our acquisition of Netranscend Software, Inc. in March 1999. Mediaplex recorded no goodwill amortization expense in 1998.

    Interest Income (Expense), Net.  Interest income, net, was $912,000 for the year ended December 31, 1999, representing primarily interest earned on the cash and cash equivalents Mediaplex generated in 1999 from private placements of convertible preferred stock and the initial public offering. The net interest expense of $247,000 for the year ended December 31, 1998 was primarily due to the beneficial conversion feature of a note payable to stockholders.

    Net Loss.  Net loss was $21.8 million for the year ended December 31, 1999, and $2.0 million for the year ended December 31, 1998. The increase in net loss of $19.8 million from 1998 to 1999 was primarily due to the increase in operating expenses of $26.1 million, which includes a $10.8 million increase in non-cash stock-based compensation expense, in 1999 from 1998.

    Beneficial Conversion Feature of the Series C Convertible Preferred Stock.  In August 1999, Mediaplex issued 4,000,000 shares of Series C convertible preferred stock at a purchase price of $3.59 per share. These shares were convertible into shares of common stock on a one-for-one basis. Because the conversion price was less than the low end of the price range for the anticipated initial public offering, the Series C preferred stock was deemed to have an embedded beneficial conversion feature. This feature allows the holders to acquire common stock at a purchase price below its deemed fair value. The amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds. Consequently, the issuance and sale of the Series C preferred stock resulted in a beneficial conversion feature of $14.4 million, which has been reflected as a preferred dividend in Mediaplex's 1999 statement of operations.

Liquidity and Capital Resources

    From Mediaplex's inception in September 1996 through August 1999, Mediaplex financed its operations primarily through the private placement of preferred stock, which generated net proceeds of $24.2 million. In November 1999, Mediaplex completed an initial public offering of its common stock, which generated net proceeds of $75.4 million. As of June 30, 2001, Mediaplex had $11.4 million in cash, cash equivalents, and restricted cash, $10.1 million in short-term investments and $29.2 million in long-term investments. Due to the recent drop in interest rates, Mediaplex recently invested in securities with longer maturities and fixed rates.

    Net cash used in operating activities for the six months ended June 30, 2001 and the years ended December 31, 2000, 1999, and 1998 was $5.6 million, $21.1 million, $9.1 million and $240,000, respectively. Net cash used in operating activities in each of these periods was primarily the result of net losses before non-cash charges of depreciation and amortization and stock-based compensation. The net cash used was also influenced by a net increases in accounts receivable and a significant payoff of outstanding payables, both of which were partially offset by increases in accrued liabilities. Additionally, in December 2000, Mediaplex incurred approximately $1.9 million in restructuring expense.

    Net cash used in investing activities for the six months ended June 30, 2001 and the years ended December 31, 2000, 1999, and 1998 was $19.1 million, $23.7 million, $12.7 million and $79,000, respectively. Net cash used in investing activities 2000 was primarily due to the purchase of short-term investments. In connection with Mediaplex's acquisition of Adware, a payment to McCann-Erickson of $4 million was made in July 2000. For the six months ended June 30, 2001, the net cash used in investing activities was primarily due to the purchase of long-term and short-term investments offset by the sale of long-term and short-term investments and was also impacted by the capitalization of research and development cost incurred by Mediaplex's subsidiary, AdWare Systems, Inc., which Mediaplex acquired in July 2000. For all periods, Mediaplex invested significantly in computer equipment and software to host its various technology product offerings.

    Net cash provided by financing for the six months ended June 30, 2001 and years ended December 31, 2000, 1999, and 1998 was $135,000, $1.6 million, $99.5 million and $551,000, respectively. In 2000, the principal source of funds provided by financing was from the issuance of common stock through the exercise of stock options, warrants and the employee purchase plan. These funds were primarily offset by the purchase of treasury stock. In 1999, net cash provided by financing activities was primarily due to issuance of shares of Mediaplex's common stock and Mediaplex's preferred stock. In 1999 and 1998, the funds borrowed from stockholders under notes payable bore interest at 6% per annum. These notes payable were paid off in 1999, and Mediaplex currently has no other borrowings.

    Mediaplex has no material commitments for capital expenditures anticipated; however, Mediaplex will incur capital expenditures consistent with its anticipated growth in operations, infrastructure and personnel. Mediaplex believes that its current level of cash and cash equivalents will be sufficient to meet its anticipated liquidity needs for working capital and capital expenditures until at least September 30, 2002. Mediaplex's forecast of the period of time through which its financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of the risk factors described beginning on page ___ of this document. If Mediaplex requires additional capital resources to grow its business internally or to acquire complementary technologies and businesses, it may seek to sell additional equity or debt securities or secure a bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to Mediaplex's stockholders. Mediaplex cannot assure you that any financing arrangements will be available in amounts or on terms acceptable to it.

    Mediaplex's stock is currently trading at prices less than $1 per share. The staff of the Nasdaq National Market has informed Mediaplex that its stock will be delisted by the Nasdaq, thus adversely affecting or limiting or restricting Mediaplex's ability to raise funds through stock issuances. Mediaplex is appealing the staff's decision, but there is no guarantee Mediaplex will be successful in its appeal.

Quantitative and Qualitative Disclosures About Market Risk

    The primary objective of Mediaplex's investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, Mediaplex maintains its portfolio of cash equivalents and investments in marketable securities in a variety of securities, including commercial papers and money market funds. Mediaplex did not hold derivative financial instruments as of June 30, 2001, and never held these instruments in the past.

    The following table presents the amounts of Mediaplex's financial instruments that are subject to interest rate risk by year of expected maturity and average interest rates:

	Fair Value
	December 31, 2000	June 30, 2001
	(Dollars in thousands)
Cash and cash equivalents	$34,894	$10,269
Average interest rate	6.60%	3.38%
Short-term investments in marketable securities	$22,244	$10,017
Average interest rate	6.63%	4.83%
Long-term investments in marketable securities	$—	$29,065
Average interest rate	—%	5.36%

    As of June 30, 2001, Mediaplex had limited transactions in Germany. Accordingly, Mediaplex is subject to exposure from adverse movements in foreign currency exchange rates. This exposure is primarily related to operating expenses in Germany. The effect of foreign exchange rate fluctuations for the six months ended June 30, 2001 was not material. Mediaplex does not use financial instruments to hedge operating activities denominated in the local currency. Mediaplex assesses the need to utilize financial instruments to hedge currency exposures on an ongoing basis. As of June 30, 2001 Mediaplex had $59,000 in cash and cash equivalents denominated in foreign functional currencies.

    The introduction of the Euro has not had a material impact on how Mediaplex conducts business and Mediaplex does not anticipate any changes in how it conducts business as a result of increased price transparency.

    Mediaplex's international business is subject to risks typical of an international business, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, Mediaplex's future results could be materially and adversely affected by changes in these or other factors.

New Accounting Pronouncements

    In July 2001, the FASB issued Statement No. 141 (FASB 141), "Business Combinations" and FASB Statement No. 142 (FASB 142), "Goodwill and Other Intangible Assets." FASB 141 establishes new standards for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for combinations initiated after June 30, 2001. In addition, FASB 141 broadens the criteria for recording intangible assets separate from goodwill. Previously recorded goodwill and intangibles will have to be evaluated against the new criteria and may result in certain intangible assets being reclassified as goodwill or alternatively, previously recognized intangible assets that were recorded as goodwill may be separately recorded apart from goodwill. FASB 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of FASB 142, goodwill will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill, including goodwill recorded in past business combinations, will cease. The adoption date for Mediaplex will be January 1, 2002 and Mediaplex is still assessing what the impact of FASB 141 and FASB 142 will be on its results of operations and financial position.

Mediaplex Unaudited Quarterly Results of Operations
(In thousands, except per share data)

	Three-Month Ended
	Mar. 31, 1999	Jun. 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001
Revenues	$1,634	$5,689	$6,618	$12,464	$16,227	$18,604	$13,483	$15,322	$7,974	$6,334
Cost of revenues	1,340	4,421	5,187	9,470	11,849	13,374	8,917	9,659	4,156	2,933

Gross profit	294	1,268	1,431	2,994	4,378	5,230	4,566	5,663	3,818	3,401
Operating expenses:
Sales and marketing	794	1,742	4,191	5,280	6,029	6,559	5,513	4,685	3,066	2,839
Research and development	664	976	1,814	2,279	2,118	2,568	2,500	3,121	2,462	2,215
General and administrative	1,802	857	2,477	5,085	12,618	2,719	2,696	4,148	2,601	3,575
Restructuring expense	—	—	—	—	—	—	—	1,929	285	2,088
Amortization of goodwill and intangibles	—	251	251	251	250	251	2,188	2,011	2,217	2,244

Total operating expenses	3,260	3,826	8,733	12,895	21,015	12,097	12,897	15,894	10,631	12,961

Loss from operations	(2,966)	(2,558)	(7,302)	(9,901)	(16,637)	(6,867)	(8,331)	(10,231)	(6,813)	(9,560)
Interest income (expense), net	1	12	173	726	1,251	1,185	1,121	1,030	701	735

Net Loss	(2,965)	(2,546)	(7,129)	(9,175)	(15,386)	(5,682)	(7,210)	(9,201)	(6,112)	(8,825)
Beneficial conversion feature of Series C convertible preferred stock	—	—	14,360	—	—	—	—	—	—	—

Net loss attributable to common stockholders	$(2,965)	$(2,546)	$(21,489)	$(9,175)	$(15,386)	$(5,682)	$(7,210)	$(9,201)	$(6,112)	$(8,825)

Net loss per share attributable to common stockholders—basic and diluted	$(0.32)	$(0.17)	$(1.44)	$(0.41)	$(0.48)	$(0.17)	$(0.21)	$(0.25)	$(0.17)	$(0.25)

Weighted average shares used to compute net loss per share—basic and diluted	9,280	14,976	14,903	22,536	31,771	33,064	34,578	35,561	35,701	36,008

VALUECLICK'S BUSINESS

Business

    ValueClick is a leading provider of performance-based Internet advertising solutions. For marketers seeking measurable results, ValueClick strives to provide the highest return on their advertising investment through a combination of performance-based pricing, advanced targeting capabilities, rigorous network quality control and an integrated product line. Specifically, ValueClick provides online advertisers and publishers of Web sites advertising models known as cost-per-click, or CPC, cost-per-action, or CPA, and cost-per-lead, or CPL, in which an advertiser only pays ValueClick, and ValueClick in turn only pays a publisher of a Web site, when an Internet user clicks on an advertiser's banner advertisement or performs a specific action, such as a software download, an online registration or other transactions.

    As one of the largest aggregators of advertising on small- to medium-sized Web sites, ValueClick believes that it provides advertisers a cost-effective solution for purchasing advertising space from thousands of Web publishers through a single source. ValueClick's advertising network, which currently consists of over 30,000 Web sites worldwide and reaches approximately 1 out of every 3 of U.S.-based Internet users each month, grew approximately 103% during 2000. In order to join ValueClick's network, member Web sites must satisfy ValueClick's strict quality standards for content and traffic. In 2000, ValueClick served in excess of 42 billion Web advertisements and delivered over 158 million visitors to advertisers' Web sites.

About ValueClick

    ValueClick began its Internet advertising business in July 1997, as a line of business within Web-Ignite Corporation. In May 1998, the Internet advertising business of Web-Ignite was transferred to ValueClick, LLC, a newly-formed California limited liability company controlled by Web-Ignite's sole stockholder. On December 31, 1998, ValueClick, LLC reorganized as ValueClick, Inc., a Delaware corporation. In 1998, ValueClick began to expand its operations internationally and currently has international operations in five foreign countries located in North America, South America, Western Europe and Japan. For additional information regarding ValueClick's international operations, see "ValueClick's Business—International Operations."

    In February 2000, ValueClick entered into a strategic investment transaction with DoubleClick, Inc., a leading worldwide provider of Internet advertising solutions for advertisers and Web publishers. As part of this transaction, ValueClick sold approximately 30% of its common stock to DoubleClick and agreed to sell additional common stock to DoubleClick in the future. For additional information regarding the DoubleClick transaction, see "ValueClick's Business—The DoubleClick Investment." Beginning in late 2000, ValueClick expanded its operations through several acquisitions of complementary businesses. In November 2000, ValueClick acquired Bach Systems, Inc. dba OnResponse.com to add CPA advertising services to its product line. In November 2000, ValueClick acquired ClickAgents.com, Inc. to expand its network of CPC-based publishers and advertisers. Most recently, ValueClick acquired Z Media, Inc. in January 2001 to add CPL advertising services to its product line. For further details of these acquisitions, see "ValueClick's Business—The ValueClick Solution."

The ValueClick Solution

    As the results of Internet advertising are scrutinized more and more, ValueClick believes advertisers are progressively seeking performance-based models, such as CPC, CPA and CPL. These models are intended to reduce the risk of advertising by only charging for a specific outcome, with the objective of maximizing the number of responses per advertising dollar. Responses can include an electronic reply by the Internet user, user registration and actual e-commerce transactions.

Performance-based solutions also encourage consumers to respond immediately to advertising and interact directly with the advertiser in real-time.

    ValueClick offers a suite of CPC, CPA and CPL advertising products to address the growing demand for cost-effective, performance-based advertising solutions. Through ValueClick's core CPC business it offer advertisers an alternative to the traditional cost-per-thousand-impressions model, known as CPM, in which advertisers are charged for every impression delivered, regardless of whether the user responds to the advertisement or not. Instead, ValueClick's performance-based CPC model only charges advertisers when an Internet user clicks on the advertisers' banner ad and is redirected to their Web site, thereby reducing the response risk for the advertiser. In December 2000, ValueClick added to its CPC business line by completing the acquisition of ClickAgents.com, Inc., which brought approximately 7,800 new publishers and 200 new advertisers to ValueClick's network.

    With the acquisition of Bach Systems, Inc., which does business as onResponse.com, completed in November of 2000, ValueClick added cost-per-action advertising services to our product line. Bach Systems develops customized cost-per-action and cost-per-lead campaigns on behalf of advertising and direct marketing clients. These campaigns are tailored to generate the desired end result for the advertiser, whether that be a registration, download or purchase, under a pricing structure where the advertiser only pays for specific results.

    In January 2001, ValueClick further augmented its performance-based services by completing the acquisition of Z Media, Inc., a leading co-registration company. Co-registration is the process of creating lists of registered subscribers who have opted-in to receive e-mail on topics of interest. These highly- targeted registered names are then offered to advertisers and direct marketers on a cost-per-lead basis.

    These additions to ValueClick's product line allows it to offer an integrated suite of performance-based products for its clients and address the growing need for solutions that maximize the return on advertising expenditures.

Network of Web Sites

    In order to fulfill ValueClick's clients' CPC, CPL and CPA advertising campaigns, ValueClick has become one of the largest aggregators of advertising on small- to medium-sized Web sites. ValueClick has developed highly automated systems and processes which make it easy for Web site publishers to join the ValueClick network. ValueClick has also developed an effective publisher referral program that facilitates growth and retention of Web publishers. By aggregating this underutilized inventory of advertising space, ValueClick has developed a low-cost solution for advertisers who want to access the visitors of these Web sites. ValueClick's network currently consists of over 30,000 Web sites worldwide. In 2000, ValueClick delivered over 42 billion banner advertisements and registered over 138 million clicks.

    ValueClick believes the effectiveness of its advertising solution is dependent on the quality of the Web sites in our network. ValueClick currently rejects a high percentage of the Web sites that apply to its network for failure to meet its quality standards. This includes inappropriate content, insufficient traffic, illegal activity and fraudulent clicking activity. ValueClick enforces its quality standards using manual auditing and automated processes that continually monitor and review Web site content. In addition, ValueClick eliminates Web sites that encourage users to click on banner advertisements for reasons other than an interest in our advertisers' message.

    ValueClick believes its solutions offer several benefits to both advertisers and Web publishers. The principal benefits of ValueClick's solutions to advertisers include:

  •
  CPC, CPA and CPL provide advertisers with performance-based models. Using CPC, CPA or CPL, Internet advertisers only pay if Web users click on their advertisements or perform a defined action, not each time an advertisement is displayed. For Internet advertisers trying to attract visitors who are actively looking to make a purchase or who want to learn more about a product, CPC, CPA and CPL can be more efficient and cost-effective choices than CPM for measuring and calculating return on advertising investment.

  •
  A leading aggregator of small- to medium-sized web sites. ValueClick is a leading aggregator of small-to medium-sized Web sites, with over 30,000 Web sites currently in its network. This extensive network provides advertisers the opportunity to place large media buys across a broad collection of sites as well as niche targeting opportunities using our database of fifteen categories that have otherwise been difficult for advertisers to reach.
  •
  Return on investment analysis. ValueClick's proprietary tracking management software, eTraxTM, provides real-time marketing data regarding banner effectiveness by anonymously tracking the consumer's activity after they click through to ValueClick's advertiser's Web site. This tool, which ValueClick acquired with the purchase of StraightUp! in September 2000, provides useful feedback to advertisers regarding banner ad success rates, allowing them to maximize the effectiveness and return on investment of their Internet marketing strategy.

    The principal benefits of ValueClick's solutions to Web publishers include:

  •
  Outsourced advertising services for publishers of small- to medium-sized web sites. ValueClick's solution provides small- to medium-sized Web sites the technology for managing and delivering Internet advertising. ValueClick's solution allows these sites to avoid the hardware, software and personnel costs associated with building and maintaining their own ad serving technology and sales force. In addition, small- to medium-sized Web sites on the ValueClick network benefit from ValueClick's experienced management team, its sales and marketing organization and access to advertisers.
  •
  Advertising revenue opportunities for publishers of small- to medium-sized web sites. Advertisers paying CPM rates often impose traffic requirements that exclude small- to medium-sized Web sites. By aggregating those sites, and providing the built-in performance tracking of CPC, CPA and CPL, ValueClick offers a revenue opportunity for publishers of small- to medium-sized Web sites that may not otherwise be available. This has allowed ValueClick to develop a network of small- to medium-sized Web sites which meet ValueClick's quality standards. In addition, publishers can earn referral commissions for introducing ValueClick to other publishers whose sites are accepted into ValueClick's network.
  •
  Incremental advertising revenue from unsold inventory for publishers of high-traffic web sites. ValueClick offers publishers of high-traffic Web sites a stream of incremental revenue by purchasing ad space from them that normally would remain unsold under the CPM model. Web publishers that attract CPM rates rarely sell their entire stock of ad inventory. By using the ValueClick solution, Web publishers have an opportunity to sell a significant portion of their unsold inventory to response- oriented advertisers under the ValueClick brand name. This protects the value of the Web site's brand name and therefore does not jeopardize the Web site's published CPM rate card structure.

Products And Services

    ValueClick develops its products and services to meet the changing needs of its advertisers and Web publishers and ValueClick anticipates these offerings will continue to evolve and expand. ValueClick offers the following products and services for advertisers:

  •
  Ad serving solutions. ValueClick's proprietary system for ad serving and reporting is provided to advertisers at no additional cost. Advertisers deliver Internet banner advertisements to ValueClick in a form ready to be delivered on ValueClick's servers. ValueClick's proprietary software can determine how many banners are in circulation, which banners are appropriately targeted for the consumer, and whether or not the Web publisher has excluded any particular banners from its site. ValueClick's server then delivers the banner to the Web publisher's site to be viewed by the user and adds one impression to both the advertiser's and publisher's counter. If a user clicks on the banner to visit the advertiser's Web site, ValueClick's server registers one click to both the advertiser's and the publisher's counter. If a user on our network clicks on the same advertisement more than once in a six-hour period, the click is only counted once. This feature more accurately counts the number of "unique" users clicking on the advertiser's banner and also provides more accurate marketing data. This entire process occurs within a matter of seconds.

  •
  Distribution of advertisements on a comprehensive or targeted basis. ValueClick sells advertising on its network under two major categories: Comprehensive Network or Targeted Categories. ValueClick's sales representatives work with advertisers to select the appropriate product based on advertisers' requirements. The following is a more detailed description of these two products:
  •
  Comprehensive network. Comprehensive Network offers advertising placements across ValueClick's entire network without specifically targeting individual Web sites. As the lowest-cost option offered by ValueClick, it provides the greatest overall reach for advertisers.
  •
  Targeted categories. Targeted Categories allows the advertiser to place ads in one or more of 15 targeted categories within ValueClick's network. The use of these categories enables an advertiser or direct marketer to target a particular audience. Currently ValueClick has the following 15 targeted categories grouped by type of content:

Automotive Business & Finance Careers Consumer Technology E-Commerce & Portals	E-Commerce & Shopping Entertainment Family & Lifestyles Games Health & Fitness	MIS & Information News & Culture Sports & Recreation Travel Youth & Students Technology
  •
  ROI measurement. ValueClick's eTraxTM and eTrax EnterpriseTM systems substantially enhance marketers' ability to understand the financial impact of their online and offline efforts, allowing them to track gross response, multiple conversion metrics, cost per action, and lifetime value of newly acquired customers. The eTraxTM products provide Internet marketers with effective tools for analyzing key campaign metrics such as visits, registrations, downloads and sales, while also allowing them to track longer-term activity such as retention, attrition and lifetime value. By capturing this data across all media channels and translating it into meaningful reports, the eTraxTM products allow advertisers to assess the impact of the entire marketing mix. Overall, eTraxTM reporting helps advertisers dynamically evaluate their ad budget and refine their current and future advertising campaigns. These products significantly add to ValueClick's portfolio of advanced technologies that provide performance-based accountability to advertisers.
  •
  Anti-fraud solutions. Since the launch of ValueClick's network ValueClick has made it a priority to detect and investigate any fraudulent clicking activity, which are clicks intentionally made to inflate the number of clicks and generate additional revenue for the host Web site, on ValueClick's advertisers' banner ads. ValueClick's system incorporates sophisticated algorithms that detect any Web site within our network that is receiving an abnormal click pattern during any period with the goal of protecting advertisers from fraudulent clicking activity and improving the accuracy of information conveyed to ValueClick's advertising clients. If fraudulent clicking activity is detected, the Web site publisher is terminated from the network and no payment is made for the fraudulent clicks.

    ValueClick offers the following products and services for Web publishers:

  •
  Real-time statistical reporting. ValueClick's proprietary Web-based tools for Web publishers provide them with current, cumulative, historical and referral statistical information. Information currently available includes the real-time tabulation of the current day's click activity, relevant ratios, payment information, and amounts due. Cumulative statistics show all-time impressions, clicks and click ratios. Historical statistics highlight impressions and clicks in both daily and weekly format and in either tabular or graphical format. Referral statistics detail the amount owed the referring Web publisher.

  •
  Streamlined ValueClick network application process. As part of ValueClick's strategy to simplify the advertising sales process for publishers of small- to medium-sized Web sites, ValueClick allows Web publishers to join ValueClick's network online. After completing the application, the publisher receives an immediate response indicating ValueClick's receipt of the application, and ValueClick's publisher service department then reviews the application. Web sites are selected based on traffic and quality standards and must contain an adequate number of pages. They are also evaluated for design and content quality. ValueClick rejects Web sites which contain restricted content such as profanity, hate speech, pornography or any illegal activity. Once approved to join the network, ValueClick provides the Web publisher with software to install on each Web page where an advertisement will be placed. This process provides the publisher with a simple, turnkey solution for entering ValueClick's advertising network.
  •
  Payment management. ValueClick's publisher payment policy reduces risks to Web publishers of advertiser bad debts and late payment carrying costs. ValueClick pays its network of publishers monthly regardless of whether an advertiser has paid ValueClick or not. In contrast, most other major Web advertising networks pay their publishers only upon collection from advertisers.
  •
  Web site categorization capability. ValueClick's categorization capability enables Web publishers to maximize the value of their advertising inventory by delivering more targeted banner advertisements for the advertiser. This capability allows a publisher to categorize not only its entire Web site, but also each page of its Web site.
  •
  Ability to veto competing advertiser campaign. ValueClick provides Web publishers with the tools to exclude any competing advertiser campaign on ValueClick's network from their site.
  •
  Referral commission program. ValueClick provides its Web publishers the opportunity to earn commissions on clicks generated from Web sites of publishers they introduce to ValueClick's network through a referral. The referral program is highly automated and a referring publisher can monitor the activity of all referred sites online through ValueClick's real-time reporting tools.

International Operations

    ValueClick currently has established operations in five foreign countries, covering North and South America, Western Europe and Japan. All operations are wholly-owned subsidiaries, with the exception of ValueClick Japan, in which ValueClick has a majority ownership position.

    ValueClick Japan commenced operations in November 1998. ValueClick currently owns a 52.6% interest in ValueClick Japan, which has 93 employees. In May 2000, ValueClick Japan completed its initial public offering on the Tokyo Stock Exchange for emerging growth companies. In August 1999, ValueClick commenced operations in the European market with ValueClick Europe, a wholly-owned subsidiary of ValueClick based in the United Kingdom. In 2000, ValueClick expanded in Europe by opening wholly owned subsidiaries in Paris, France and Munich, Germany. Also in 2000, ValueClick continued to expand its international presence outside Europe by opening wholly-owned subsidiaries in Toronto, Canada and Sao Paolo, Brazil which were subsequently discontinued in the second quarter of 2001. Total employees in ValueClick's wholly-owned international subsidiaries totaled 26 as of June 30, 2001.

    In addition, ValueClick continues to build Web publisher networks on a country-by-country basis from its U.S. office. This network will provide an operating base for establishing a local presence as each market develops and provide for easier transition to local operations when appropriate local partners are identified.

Technology Platform

    ValueClick's operating infrastructure, including its network of servers, has been designed to provide maximum performance, reliability and the ability to increase our capacity without increasing our costs.

    ValueClick's proprietary ad serving applications reside on servers configured with the FreeBSD operating system and ValueClick's primary database servers reside on servers configured with the Sun operating system. The applications are developed primarily in Perl, a widely used software development language, and are served on Apache servers. ValueClick maintains tolerance and performance objectives for banner delivery response time from our network. To ensure that these standards are met and to facilitate ValueClick's maintenance procedures, ValueClick keeps standby hardware for each component at its data center locations. ValueClick's internal maintenance group assures quick and complete resolution of hardware concerns.

    ValueClick currently serves advertisements from three third-party data center facilities located in Los Angeles, California, Boca Raton, Florida and Tokyo, Japan. ValueClick's U.S. locations also provide redundancy for each other. The entire network is monitored both electronically and by system administrators and escalation procedures are designed to resolve abnormalities quickly. All systems are backed up daily and the data is stored off-site. ValueClick has agreements with Digital Island and Verio to provide ValueClick with access to the Internet at ValueClick's data centers located in Los Angeles and Boca Raton, respectively.

Sales, Marketing And Customer Service

    ValueClick markets its products and services primarily through direct marketing, print advertising and online advertising throughout the year. ValueClick also markets them through the ValueClick properties' websites, trade show participation and other media events. In addition, ValueClick actively pursues public relations programs to promote its brand, products and services to potential network Web publishers and advertisers, as well as to industry analysts.

Web Publishers

    ValueClick's highly automated, online application process is supported by a team of 26 network development and customer service professionals across all ValueClick properties. Their responsibilities include screening and approving or declining prospective Web publishers; monitoring network quality; maintaining relationships; consulting with publishers on additional revenue opportunities; and the trafficking and optimization of client advertising campaigns.

Advertisers

    ValueClick sells its products and services to online advertisers primarily through its direct sales force, consisting of 101 sales persons across all ValueClick properties. ValueClick makes extensive use of telemarketing and e-marketing strategies. Each of ValueClick's account executives assists the advertisers he or she services, typically advertising, direct marketing and e-commerce companies, with all aspects of media planning and design of their advertising campaigns. These services include advertisement purchasing and placement, assessment of results and optimization of performance.

Competition

    ValueClick faces intense competition in the Internet advertising market. ValueClick expects that this competition will continue to intensify in the future as a result of industry consolidations and the continuing maturation of the industry. ValueClick competes with a diverse and large pool of advertising, media and Internet companies.

    ValueClick's ability to compete depends upon several factors, including the following:

  •
  ValueClick's ability to aggregate a large network of small- to medium-sized Web sites efficiently,
  •
  the timing and market acceptance of new solutions and enhancements to existing solutions developed by us,
  •
  ValueClick's customer service and support efforts,
  •
  ValueClick's sales and marketing efforts,
  •
  the ease of use, performance, price and reliability of solutions developed by ValueClick, and
  •
  ValueClick's ability to remain price competitive while maintaining its strong gross margins.

    Additional competitive factors include each competitor's reputation, knowledge of the advertising market, financial controls, geographical coverage, relationships with clients, technological capability and quality and breadth of services. ValueClick expects that it will face additional competition from new entrants into the market in the future.

    ValueClick's principal competitors are other companies that provide advertisers with performance-based Internet advertising solutions, such as CPC, CPL and CPA. ValueClick directly competes with a number of competitors in the CPC market segment, such as Advertising.com. ValueClick also competes in the performance-based marketing segment with CPL and CPA performance-based companies such as CyberAgents and CommissionJunction. ValueClick also competes with other Internet advertising networks that focus on the traditional CPM model, including DoubleClick, Engage and 24/7 Media. Unlike ValueClick, these companies primarily deal with publishers of large Web sites and advertisers seeking increased brand recognition. These companies have longer operating histories and greater name recognition than we ValueClick. DoubleClick acquired a substantial percentage of ValueClick in February 2000—see "ValueClick's Business—The DoubleClick Investment."

    Competition for advertising placements among current and future suppliers of Internet navigational and informational services, high-traffic Web sites and ISPs, as well as competition with other media for advertising placements, could continue to result in significant price competition and reductions in advertising revenues. In addition, as ValueClick continues to expand the scope of its Web services, ValueClick may compete with a greater number of Web publishers and other media companies across an increasing range of different Web services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other areas. If existing or future competitors develop or offer services that provide significant performance, price, creative or other advantages over those offered by ValueClick, ValueClick's business, result of operations and financial condition could be negatively affected.

Intellectual Property Rights

    ValueClick currently relies on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements and contractual provisions with its employees and with third parties to establish and protect ValueClick's proprietary rights. ValueClick has registered the trademark "ValueClick" in the United States, the European Union and Japan.

    In February 2000, in connection with a strategic investment transaction with DoubleClick, DoubleClick agreed, as long as it owns or has the right to acquire at least 5% of ValueClick's capital stock, not to sue or threaten to sue ValueClick or any of our customers, affiliates or licensees (1) for infringement of any claim of DoubleClick's U.S. Patent No. 5,948,061 or (2) for infringement of any claim of any U.S. patent or patent application, or foreign patent or patent application, that is related to U.S. Patent No. 5,948,061 or that claims priority from this patent or otherwise makes claims similar to those made in this patent. DoubleClick's Patent No. 5,948,061 covers the process of using linked advertising space and compiling statistics on individual users in order to target advertisements over the Internet or computer networks. DoubleClick has agreed that if it no longer owns at least 5% of ValueClick's capital stock, it will in good faith negotiate with ValueClick for a license to use its technology under commercially reasonable terms. However, there can be no assurance that ValueClick will be able to secure such a license. See "ValueClick's Business—The DoubleClick Investment" below.

The DoubleClick Investment

    On February 28, 2000, ValueClick completed a strategic investment transaction with DoubleClick, a leading worldwide provider of Internet advertising solutions for advertisers and Web publishers. The terms of this agreement involved an investment by DoubleClick of approximately $95.8 million in ValueClick and possible additional investments by DoubleClick in the future. DoubleClick's common stock is quoted on the Nasdaq National Market under the symbol "DCLK." Under the terms of the investment, DoubleClick acquired approximately 30% of ValueClick's fully diluted outstanding common stock and a 15-month warrant to acquire additional shares of ValueClick's common stock at $21.76 per share for an amount of shares so that DoubleClick could own up to 45% of ValueClick's fully diluted capital stock. The warrant expired unexercised in May 2001.

    ValueClick and certain of its principal stockholders have also agreed to grant certain additional rights to DoubleClick, including an agreement to elect designees of DoubleClick to our Board of Directors, a right of first offer in connection with future sales of shares of ValueClick's capital stock and a right of first offer in the event of a sale of ValueClick.

    During May 2000, ValueClick sold 165,000 shares of its DoubleClick common stock for cash proceeds of $10.3 million. The sale of these shares resulted in a realized non-cash loss of $9.0 million.

    In December 2000, ValueClick made an assessment that the decline in market value of the remaining DoubleClick stock was other than temporary. Accordingly, for the year ended December 31, 2000 ValueClick recorded a non-cash charge to operations of $60.2 million representing the unrealized holding losses previously accounted for as a separate component of stockholders' equity.

    During April 2001, ValueClick sold its remaining 567,860 shares of its DoubleClick common stock for cash proceeds of $6.9 million. The sales of these shares resulted in a realized gain of $701,000.

Employees

    As of June 30, 2001, ValueClick had 110 employees in the U.S., 93 employees in Japan and 26 employees in its other international locations. None of these employees are covered by collective bargaining agreements. Management believes that ValueClick's relations with its employees are good.

Properties

    ValueClick's principal executive offices are located in Westlake Village, California, where ValueClick leases a property with approximately 23,000 square feet of space. ValueClick's lease expires on December 12, 2002. ValueClick's current monthly rent due under this lease is $44,850. ValueClick also leases approximately 7,000 square feet of office space in New York City, 2,750 square feet of office space in Carpinteria, California, 10,080 square feet of office space in Fremont, California, 1,120 square feet of office space in San Jose, California, 3,090 square feet of office space in West Palm Beach, Florida, 5,735 square feet of office space in Redwood City, California, 4,551 square feet of office space in Tokyo, Japan, 1,786 square feet of office space in London, England, 1,080 square feet of office space in Paris, France, 1,430 square feet of office space in Ontario, Canada, 1,362 square feet of office space in Sao Paulo, Brazil, and 1,791 square feet of office space in Munich, Germany. ValueClick believes that its existing space is adequate for its current operations, and that suitable replacement and additional space will be available in the future on commercially reasonable terms if needed.

Legal Proceedings

    On February 22, 2001, a complaint was filed in Los Angeles Superior Court (Case No. BC245538) against ValueClick, its subsidiary ClickAgents, and the two founders of ClickAgents, both of whom remain employees of ClickAgents. The plaintiff, Adam Powell, alleges that the founders of ClickAgents entered into a joint venture agreement and other related agreements with him in early 1999, and that the founders and ClickAgents breached those agreements in July 1999 when the plaintiff's relationship with ClickAgents was terminated. The plaintiff also asserted various other causes of action, including fraud, breach of fiduciary duty, and conversion, arising from the same set of allegations. The plaintiff claims he is entitled to a percentage of ClickAgents' profits and a percentage of the merger consideration from ValueClick, which the plaintiff estimated in his complaint to exceed $11 million, and to other equitable relief, including appointment of a receiver. On May 4, 2001, the plaintiff filed a First Amended Complaint, removing some of his causes of actions and adding Chase Mellon Shareholder Services, LLC, ValueClick's transfer agent and registrar, as a new defendant.

    On May 25, 2001, ValueClick and ClickAgents jointly filed a demurrer and motion to strike with the court. On June 15, 2001, the court granted in part ValueClick's and ClickAgents' demurrer and dismissed all claims against ValueClick and ClickAgents and ordered the plaintiff to file an amended complaint against the remaining individual defendants in the case. On July 18, 2001, the plaintiff filed a petition for a writ of mandate requesting that the Court of Appeals vacate the court's order to dismiss ValueClick and ClickAgents. The Court of Appeals summarily denied that petition on August 7, 2001. The plaintiff has since filed a notice that he intends to appeal the ruling. No briefing schedule has been set. Notwithstanding the possible appeal, on or about July 30, 2001, the Plaintiff filed a Second Amended complaint, removing all of his claims against ValueClick and ClickAgents.

    ValueClick continues to believe that the plaintiff's allegations are without merit and intends to vigorously defend itself. ValueClick has not recorded an accrual related to damages, if any, resulting from this case, as an unfavorable outcome is, in management's opinion, not probable.

Market Information

    ValueClick's common stock has traded on The Nasdaq National Market under the symbol "VCLK" since ValueClick's initial public offering on March 30, 2000. The following table sets forth, for the periods indicated, the high and low sales prices per share of the common stock as reported on the Nasdaq National Market:

Fiscal 2001	High	Low
Third Quarter (through August 21, 2001)	$3.03	$2.14
Second Quarter	$3.74	$2.58
First Quarter	$5.81	$3.03

Fiscal 2000	High	Low
Fourth Quarter	$6.50	$3.69
Third Quarter	$12.38	$6.44
Second Quarter	$18.00	$9.13
First Quarter	$24.00	$20.94

    On June 29, 2001, the last trading day prior to the execution and delivery of the merger agreement, the last reported sale price on ValueClick common stock was $3.20 per share. As of the record date, there were      holders of record of ValueClick common stock.

Dividend Policy

    ValueClick has not declared or paid any cash dividends on its capital stock since its inception and ValueClick intends to retain future earnings, if any, for use in the operation and expansion of ValueClick's business and does not anticipate paying cash dividends in the foreseeable future.

MEDIAPLEX'S BUSINESS

  Business

    Mediaplex, Inc., along with its wholly owned subsidiary, AdWare Systems, Inc., acquired in July, 2000, addresses the advertising technology needs of marketing and advertising agencies and large corporate marketing departments (direct clients). Mediaplex provides technology software tools that are used in both online and offline advertising campaigns. Mediaplex's core products, media planning systems, campaign management systems, and cost management systems are driven by Mediaplex's proprietary technology platforms.

    In September 1998, Mediaplex launched its MOJO third-party ad server product. The ad server product (MOJO Ad Server) is used to centrally manage online advertisement campaigns, including upload of campaign creative units onto the Mediaplex server, creation and configuration of specific ad placement rotations, and the distribution of creative units to websites that are taking part in Mediaplex's clients' campaign. Regardless of what site requests the creative unit, the MOJO ad server provides a consistent counting and reporting methodology across a client's campaign sites. As a result, advertisers and their agencies use the MOJO Ad Server to obtain campaign performance reports and gain an understanding of their spend effectiveness and return on investment, or ROI.

    In November 2000, Mediaplex released its MOJO e-mail product. The e-mail product (MOJO Mail) is used to centrally manage client's customer relationship management, or CRM, electronic mail campaigns, including message configuration, list management, and mail distribution. Regardless of the type of mail browser used by mail recipients, the MOJO Mail server provides a consistent counting and reporting methodology across a client's customer list. As a result, advertisers and their agencies use the MOJO Mail product to obtain campaign performance reports and gain an understanding of their customer response and mailing effectiveness.

    In July 2000, Mediaplex expanded its proprietary technology, MOJO, from online adserving and email to include technology systems for traditional advertising. AdWare's product lines are used to help plan, buy and pay for traditional advertising campaigns. The addition of AdWare's products into those of Mediaplex's technology is helping Mediaplex develop a complete technology solution for marketers. Mediaplex can now meet both the online and offline marketing needs for advertising agencies and direct clients.

    Until May 2001, Mediaplex had provided clients and partner agencies with online media planning, buying and account management services for their media campaigns. In May 2001, Mediaplex signed an agreement to transition its media clients and media related service capabilities to Exile on Seventh, LLP, a San Francisco-based digital advertising agency. This action completed Mediaplex's transition to a technology solutions company. As a result, the company no longer sells campaign management services or buys online advertising inventory, other than for limited campaigns to facilitate the transition of its media clients to Exile on Seventh. Therefore, except as associated with the transition campaigns, Mediaplex's revenue is now derived from software access and use charges paid by its software clients. These fees vary based on the client's use of the technology.

The Products and Services

  Media Planning Systems

    Mediaplex's media planning systems aid media planners at corporate marketing departments or advertising agencies. Media planners use these systems to record the available advertising opportunities and their corresponding cost. They can then use these systems to choose the configuration that best meets their campaign needs and generate a media plan which consists of the media placements they have selected. Different systems are available for each type of media buying—print, network, and spot advertisements.

    AdWare® PRINT provides the technology required to estimate the placement cost of the advertisement, track the contract information, purchase the advertisement placement, invoice the client and pay for print advertisements. This includes print advertisements in publications and outdoor billboards.

    AdWare® NETWORK provides the technology required to track and analyze the flight schedule of network radio and television commercials, invoice clients and pay for the commercial schedule. This includes national cable and broadcast syndication buys.

    AdWare® SPOT provides the technology required to track and analyze the radio and television commercial spot buys, invoice clients and pay for spot placement. This includes commercials on syndicated programming, local cable, local broadcast and one-time-only spots.

  Campaign Management Systems

    Mediaplex's campaign management systems aid corporate marketing departments or advertising agencies in the execution of an advertising campaign. These systems are used to track the production process, serve and track online and e-mail campaigns, and store creative units for later retrieval.

    AdWare® PRODUCTION 6 provides for the estimating of any advertising production costs, budgeting such costs and monitoring of the components of traditional advertisements. The modules in the product include WORKFLOW (tracking labor), ESTIMATING (proposed production cost), BUDGETING (actual production cost), ADCLOCK® (time management system), PURCHASING (purchase order reconciliation), JOB COSTING (budget vs. actual), BILLING (invoicing) and CLIENT PROFITABILITY (tracks profitability).

    MOJO® Adserver allows users to configure digital messaging campaigns, serve digital messages according to time and site placements, or commonly known in the industry as trafficking, and report results from such campaigns. The product's web-based interfaces, MOJO® Works (trafficking configuration) and MOJO® Reports (tracking results), provide a single point of access for digital messaging campaigns across all digital platforms, including online and wireless devices.

    MOJO® Mail is a Customer Relationship Management (CRM) technology product that allows users to configure, traffic and report results for permission-based email campaigns. The recipient has the option of receiving an email, or "opt- in," or not receiving the email, or "opt-out." Mediaplex's opt-in email product, MOJO® Mail has the potential to configure real-time emails with dynamic content that is updated upon viewing the email. The product's web-based interfaces, MOJO® Works (delivery configuration) and MOJO® Reports (tracking results), provide a single point of access for email messaging campaigns across all platforms, including online and wireless devices.

    AdVISUAL® is a content management system for the storage of traditional advertising, such as print, radio commercials and television commercials. This includes the storage of the complete advertisement along with the associated business documents such as graphics, talent, production companies, budgeting, and related production contracts.

Cost Management Systems

    Mediaplex's cost management systems aid the finance departments of corporate marketers or advertising agencies in managing their financial operations.

    AdWare® FINANCIAL 6 provides for the managing of accounts receivable, accounts payable, general ledger, budgeting and cost accounting functions. This product is integrated with AdWare® PRINT, AdWare® NETWORK, AdWare® SPOT and AdWare® PRODUCTION 6 providing an integrated technology system for traditional advertisers.

Services

    Mediaplex's services provide the support and resources that meet the varying needs of its clients. Services include trafficking (the upload of creative units onto the MOJO server and distribution of corresponding links to campaign sites), consulting services (including customized implementation, unique reporting needs, integration of business data), customer support, training, and a help desk.

The Technology

    Mediaplex's proprietary technology enables companies to integrate their internal business information, such as inventory and client data, into their digital messaging campaigns. The technology allows for the adserving and reporting of digital messaging campaigns across all digital platforms, online and wireless, into one integrated reporting system. Also, Mediaplex's technology utilizes client-defined targeting criteria to provide real-time content changes to all digital messages.

    Mediaplex's traditional advertising products all operate using the same back-end database. As a result, users of these products experience efficiencies due to streamlined operations—for example, a campaign's budget, production and schedule information need only be input once. This technology allows the user to see their advertising and marketing campaigns from inception to completion in one report.

    Mediaplex's MOJO technology is the only industry platform providing an integrated ad serving and e-mail solution. Mediaplex believes the benefits of such a solution—including integrated reporting, integrated ROI tags, and ability to leverage targeting features across multiple types of campaigns—differentiates Mediaplex's products from those of other internet advertising service companies. Mediaplex's technology solutions include:

  •
  Mediaplex's technology allows creative content to be changed in real-time, or virtually instantaneously, without human intervention;
  •
  Clients have the ability to define and use an unlimited number of business rules that provide for the adjustment of a campaign to accomplish a company's business goals and objectives;
  •
  Mediaplex's technology enables an advertiser to update digital messages and emails, with real-time business data from the client's customer database and inventory system;
  •
  Mediaplex's ability to establish a datafeed with its clients provides them with the information from Mediaplex's database and log files for further analysis and integration into their system;
  •
  Mediaplex's retargeting technology enables its clients to virtually instantaneously adjust their digital message based on a prospective customer's reaction to their promotion;
  •
  Mediaplex's reporting technology has the ability to generate return on investment data in near real-time, within two hours. Mediaplex also has the capacity to customize a campaign's reports based on a number of campaign variables;
  •
  Mediaplex's technology is web-enabled, providing users with a worldwide, continuous and secured access to their traditional advertising campaign information;
  •
  Offline campaign information need only be input into the system once. Mediaplex's technology integrates the information, including campaign budget, production, and schedule information, across all traditional advertising products. This makes reports such as financial analysis and client profitability easy to generate and accurate;
  •
  With Mediaplex's technology, marketers are able to view their offline campaigns from inception through to completion with a click-of-the-mouse; and,
  •
  Mediaplex's content management technology allows for the complete viewing of print, audio and video advertisements including budgeting, production, expense, and talent information.

Intellectual Property Rights

    Mediaplex relies on a combination of copyright and trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights. Mediaplex's success depends on the protection of the proprietary aspects of its technology as well as its ability to operate without infringing on the proprietary rights of others. Mediaplex also enters into proprietary information and confidentiality agreements with its employees, consultants and commercial partners and controls access to and distribution of its software documentation and other proprietary information.

    Mediaplex currently has five pending U.S. patent applications. Mediaplex does not know if its current patent applications or any future patent application will result in a patent being issued within the scope of the claims it seeks, if at all, or whether any patents it may receive will be challenged or invalidated. Although patents are only one component of the protection of intellectual property rights, if Mediaplex's patent applications are denied, it may result in increased competition and the development of products substantially similar to Mediaplex's. In addition, it is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect Mediaplex's proprietary rights as fully as in the United States, and its competitors may independently develop technology similar to those of Mediaplex. Mediaplex will continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of its technology that it believes constitute innovations providing significant competitive advantages.

Competitive Environment

    The competitive environment in 2001 is vigorous. Mediaplex expects the challenging competitive environment to continue as the economic climate resolves itself and competitors consolidate.

    Mediaplex's competitors for adserving products include Avenue A, L90, DoubleClick, Engage Technologies including AdForce and AdKnowledge, and 24/7 Media. Mediaplex's competitors for email products include Net Centives, DoubleClick, 24/7 Media, Message Media, Click Action, Radical Mail, and Digital Impact. Mediaplex's competitors in offline advertising technology include Donovan Data Systems and Encoda Systems, previously known as Columbine CJDS, which acquired DSI Datatrack Systems, Inc., and Professional Software Systems, or PSS.

Privacy

    Mediaplex does not maintain, share or sell any personally identifiable data or anonymous user profile information. Mediaplex uses non-personally identifiable information provided by the websites, pursuant to their privacy policies, about their viewers' general demographics and interests in order to target appropriate advertising to the sites.

    In addition, if Mediaplex's clients have databases of their customers, Mediaplex can use this data on behalf of those clients, again pursuant to their privacy policies. The premise is that both the site providing the ad space and the advertiser (1) have a relationship with the customer, or opt-in, (2) have an opportunity to share their privacy policy with their customers, and (3) provide an opportunity to opt-out. As a third-party adserver, Mediaplex does not always have a relationship with the user, and therefore it would be inappropriate to build user profile information when such a relationship does not exist.

    Mediaplex does not know or maintain the names, telephone numbers, home addresses or email addresses of Internet users to whom it delivers advertisements or email on behalf of its clients. Mediaplex collects data for reports on clients' campaign performance to enable analysis and optimization of digital messaging campaigns. For general reporting purposes on Mediaplex's overall adserving performance and capacity, Mediaplex may report the total number of message delivered, or impressions, on behalf of all clients for a specific time period, with no reference to individual clients or campaigns.

    Mediaplex's clients retain the sole and exclusive right to use any data, which they have obtained through explicit permission from an Internet user; for example, if a customer of Mediaplex's client provides an email address to receive information and updates. Mediaplex relies on its clients' consumer privacy policies, as well as the privacy practices of the publisher sites included in each campaign.

    In order to measure and report information to advertisers, such as the number of people who see their ads or emails and the number of times people see the advertisement, Mediaplex sets a "cookie", which is a small file that is stored in a web user's hard drive. Cookies cannot read information from the user's hard drive; rather they allow sites and advertisers to track advertising effectiveness and to ensure that viewers do not receive the same ads repeatedly. Cookies, by themselves, cannot be used to identify any user if the user does not provide any personally identifiable information. They can be used to allow personalization features such as stock portfolio tracking and targeted news stories.

    Mediaplex is compliant with the Platform for Privacy Protection Project, or P3P, compliance criteria. P3P is the most current privacy standard efforts in the industry, providing simple and automated privacy controls for users.

Customers

    Mediaplex sells it products to a variety of advertisers and advertising agencies. In 2000, no individual customer accounted for more than 10% of Mediaplex's revenues. In the first six months of 2001, McCann Erickson Worldwide accounted for 26% of Mediaplex's revenues and Sun Microsystems accounted for 17% of Mediaplex's revenues. Mediaplex expects that these entities may continue to account for a significant percentage of its revenues for the foreseeable future. The loss of McCann Erickson Worldwide or Sun Microsystems as a customer or any material decrease in the amount of Mediaplex's products purchased by either of these customers would have a material adverse impact on its revenues and results of operations.

Research and Development

    Mediaplex spends a significant percentage of its revenues on research and development to continue to develop and enhance its technology. Research and development expenses consist primarily of compensation and related expenses for its internal development staff, network operations staff and fees for outside contractor services. Research and development expenses were $4.7 million, or 32.7% of revenues, for the six months ended June 30, 2001, and $4.7 million, or 13.5% or revenues, for the six months ended June 30, 2000. Research and development expenses were $10.3 million, or 16.2% of revenues, for the year ended December 31, 2000, $5.7 million, or 21.7% or revenues, for the year ended December 31, 1999 and were $556,000, or 15.5% of revenues, for the year ended December 31, 1998.

Employees

    As of June 30, 2001, Mediaplex had 215 full-time employees. Of these employees, 97 were engaged in research and development, 73 were engaged in sales and marketing and 45 were engaged in finance and administration. None of Mediaplex's employees are represented by a labor union or a collective bargaining agreement. Mediaplex has not experienced any work stoppages and considers its relations with its employees to be good.

Properties

    Mediaplex currently leases approximately 21,100 square feet of office space for its headquarters in San Francisco, California. Mediaplex leases approximately 36,900 square feet of office space for its AdWare Systems enterprise solutions organization in Louisville, Kentucky. Mediaplex also leases approximately 13,200 square feet of a facility in San Jose, California that houses Mediaplex's research and development organization and approximately 7,700 square feet in New York City for a sales office. In addition, Mediaplex uses third-party co-location facilities that house its web servers in Santa Clara,

California and McLean, Virginia. Mediaplex is currently leasing sufficient office space for conducting its current operations.

Legal Proceedings

    In July and August 2001, three putative class action lawsuits were commenced on behalf of all persons who acquired Mediaplex securities between November 19, 1999 and December 6, 2000. The cases are entitled Levovitz vs. Mediaplex, Inc. et al., Atlas vs. Mediaplex, Inc. et al., and Mashayekh vs. Mediaplex, Inc. et al. In addition to the Company and each of its underwriters for its November 1999 initial public offering, Gregory Raifman, Sandra Abbott, Jon Edwards, Lawrence Lenihan, Peter Sealy, James Desorrento, and A. Brooke Seawell, all of whom are current or former officers and directors of Mediaplex, are named as individual defendants. The cases are pending before the United States District Court for the Southern District of New York.

    The complaint alleges that defendants violated the Securities Act of 1933 and the Securities Exchange Act of 1934 by issuing a prospectus that contained "materially false and misleading information and failed to disclose material information." It alleges that the prospectus was false and misleading because it failed to disclose the underwriter defendants' purported agreement with investors to provide them with unspecified amounts of Mediaplex shares in the initial public offering in exchange for undisclosed commissions; and the purported agreement between the underwriter defendants and certain of their customers whereby the underwriter defendants would allocate shares in Mediaplex's initial public offering to those customers in exchange for the customers' agreement to purchase Mediaplex shares in the after-market at pre-determined prices.

    Five additional putative class action lawsuits were recently commenced on behalf of all persons who acquired Mediaplex securities against the underwriter defendants only. These cases are also pending before the United States District Court for the Southern District of New York. Information on these cases is incomplete. Based on the information available, neither Mediaplex nor its directors or officers have been named as defendants in these cases. At a later date, Mediaplex and its officers and directors may be added as defendants.

    Other than the matters discussed above, Mediaplex is not a party to any material legal proceedings, nor is it aware of any pending or threatened litigation that would have a material adverse effect on its business, operating results or financial condition.

Market Information

    Mediaplex's common stock has traded on The Nasdaq National Market under the symbol "MPLX" since Mediaplex's initial public offering on November 19, 1999. The following table sets forth, for the periods indicated, the high and low sales prices per share of the common stock as reported on the Nasdaq National Market:

Fiscal 1999	High	Low
Fourth Quarter (from November 19, 1999)	$78.13	$20.75

Fiscal 2000	High	Low
First Quarter	$104.12	$38.62
Second Quarter	$57.50	$12.00
Third Quarter	$22.25	$6.12
Fourth Quarter	$15.00	$0.75

Fiscal 2001	High	Low
First Quarter	$2.19	$0.50
Second Quarter	$1.23	$0.50
Third Quarter (through August 21, 2001)	$1.15	$0.79

    On June 29, 2001, the last trading day prior to the execution and delivery of the merger agreement, the last reported sale price on Mediaplex's common stock was $0.91 per share. As of the record date, there were  holders of record of Mediaplex's common stock.

Dividend Policy

    Mediaplex has never declared or paid any cash dividends on its capital stock. Mediaplex currently intends to retain future earnings, if any, to finance the expansion of its business and does not expect to pay any cash dividends in the foreseeable future.

Formation of Mediaplex

    Mediaplex, Inc., was initially incorporated in California in September 1996 as Internet Extra Corporation. On April 1, 1998, Mediaplex formed a wholly-owned subsidiary, Mediaplex, Inc., a California corporation, to conduct its current business. In November 1999, Mediaplex, Inc. merged with Internet Extra Corporation, and the merged entity was reincorporated in Delaware under the name "Mediaplex, Inc."

VALUECLICK'S MANAGEMENT

    Set forth below is information concerning ValueClick's directors, executive officers and other key employees as of June 30, 2001.

Name	Age	Position(s)
James R. Zarley	56	Chairman of the Board, Chief Executive Officer and President
Samuel Paisley	51	Chief Operating Officer, Executive Vice President of Corporate Development
Kurt A. Johnson	38	Chief Financial Officer and Secretary
Peter Wolfert	37	Chief Technology Officer
Steven J. Umberger	40	President, ValueClick International
Earle A. Malm II	51	Vice Chairman
Brian Coryat	39	Founder and Director
David S. Buzby(1)(2)	41	Director
Robert D. Leppo(1)(2)	58	Director
Martin T. Hart(1)	65	Director
Jeffery E. Epstein*(1)	44	Director
Barry Salzman*(2)	38	Director

*
Messrs. Epstein and Salzman are the director designees of DoubleClick, Inc. In connection with ValueClick's strategic investment transaction with DoubleClick in February 2000, ValueClick and certain of its principal stockholders agreed to vote their shares in favor of a specified number of DoubleClick's nominees to ValueClick's board of directors. For further details of this arrangement, see "ValueClick's Business—The DoubleClick Investment."
(1)
Member of the Audit Committee.
(2)
Member of the Compensation and Incentive Plan Committee.

    James R. Zarley is the Chairman of the Board and Chief Executive Officer of ValueClick. He has served as Chairman, and has been an advisor to ValueClick, since May 1998. In February 1999, Mr. Zarley joined ValueClick in a full-time capacity and in May 1999 he became Chief Executive Officer. In January of 2001, Mr. Zarley assumed the added position of President of ValueClick, Inc. Prior to joining ValueClick, from April 1987 to December 1996, Mr. Zarley was Chief Executive Officer of Quantech Investments, an information services company. From December 1996 to May 1998, Mr. Zarley was the Chairman and Chief Executive Officer of Best Internet until its merger with Hiway Technologies, a Web hosting company, in May 1998. From May 1998 to January 1999, Mr. Zarley was the Chief Operating Officer of Hiway Technologies until its merger with Verio. Mr. Zarley has more than 30 years of technology business experience as a senior executive.

    Samuel Paisley is the Chief Operating Officer and Executive Vice President of Corporate Development of ValueClick. Mr. Paisley joined ValueClick in his initial role of Executive Vice President in April 2000 and assumed the added position of Chief Operating Officer in January 2001. Mr. Paisley previously served as Chief Financial Officer and Executive Vice President of Automata International from June 1998 to March 2000. Between August 1980 and June 1998 he held several positions at KPMG Peat Marwick LLP, finishing his employment as a partner in Information, Communications and Entertainment. Mr. Paisley brings nearly 30 years of financial experience to the ValueClick team. Mr. Paisley graduated with a B.A. from Washington & Jefferson College and an M.B.A. from the University of Pittsburgh.

    Kurt A. Johnson joined ValueClick as its Chief Financial Officer in May 1999 and has also served as its Secretary since September 1999. Mr. Johnson brings over 15 years of financial management experience to the ValueClick team. From February 1998 to May 1999, Mr. Johnson was an investment banker at Olympic Capital Partners, specializing in mergers and acquisitions and Internet company investments. Mr. Johnson also served as Vice President of Investments for Bozarth & Turner Securities from March 1995 through January 1998. He served as Chief Financial Officer of HSD Corporation, a privately held industrial automation company, from April 1994 to March 1995, and was a divisional controller for Ogden Corporation from February 1990 to April 1994. Mr. Johnson graduated with a B.A. from Eastern Washington University and an M.B.A. from Gonzaga University and is also a Certified Management Accountant.

    Peter Wolfert joined ValueClick as its Chief Technology Officer in June 2000. Previously, Mr. Wolfert was the Senior Vice President and Director of Information Technology for Mellon Capital Management, an investment management firm in San Francisco, from October 1998 until June 2000. Prior to that he served as Senior Vice President of Information Technology at AIM Funds in San Francisco from October 1995 to October 1998. From January 1992 until October 1995, Mr. Wolfert was Senior Vice President of Information Technology at Trust Company of the West (TCW) in Los Angeles. Mr. Wolfert has over nine years experience in driving Information Technology strategic direction and tactical initiatives in technology dependent organizations. Mr. Wolfert graduated with a B.S. from the University of California at Davis, and also earned an M.B.A. with emphasis in Management Information Systems from the University of California at Irvine.

    Steven J. Umberger has been a director since May 1998 and President of ValueClick International since March 2000. Mr. Umberger also served as the President of ValueClick Europe, Limited from August 1999 until February 2000. From April 1995 to June 1999, he was employed as the Chief Marketing Officer of Hiway Technologies, a Web hosting company and later a division of Verio. Prior to that, he served as Chief Executive Officer of IAAI, a computer reseller company from March 1991 to March 1995. From March 1993 to June 1997, Mr. Umberger was also the co-owner of Acme Barricades Company, a construction rental company. Mr. Umberger graduated with a B.A. from the Virginia Military Institute and an M.B.A. from the College of William and Mary.

    Earle A. Malm II has been Vice Chairman of the Board since January 2001 and a director since July of 1999. Previously, Mr. Malm was ValueClick's President and Chief Operating Officer from February 2000 until January 2001. Mr. Malm joined ValueClick in June 1999 as its Chief Marketing Officer and served in this capacity until February 2000. Prior to joining ValueClick, Mr. Malm was the Chief Operating Officer for AIM Funds, an investment management company in San Francisco, from June 1998 to March 1999. From March 1990 to May 1998, Mr. Malm served in various capacities at GT Global, an investment management company, including Senior Vice President of Institutional Marketing, Executive Vice President of Business Development and Chief Operating Officer. In addition, Mr. Malm has over 25 years of business experience in consumer, commercial, industrial and financial services businesses, where he has held senior management positions with GE and RCA. Mr. Malm graduated with a B.S. from Bowling Green State University.

    Brian Coryat is the founder of ValueClick and has served as a director since the company's inception. Mr. Coryat served as ValueClick's Vice Chairman from February 2000 to January 2001. He also served as ValueClick's President from its inception until February 2000 and acted as the Chief Operating Officer from May 1999 until February 2000. Mr. Coryat's prior experience includes the formation, development and direction of Web-Ignite Corporation, an Internet promotions company, from May 1996 through December 1998. From September 1994 through May 1996, Mr. Coryat served as Chief Executive Officer of AAA Internet Promotions, an Internet directory listing service.

    David S. Buzby has been a director since May 1999. Mr. Buzby is an investor and operator of entrepreneurial companies. Most recently, he was Chief Operating Officer and a founding investor of BarterTrust, an international business-to-business e-commerce barter exchange, from June 1999 to

September 2000. Previously, Mr. Buzby worked with Best Internet, a web hosting company, from August 1994 to January 1999. Mr. Buzby held various positions at Best Internet including Chief Financial Officer and Vice Chairman of the Board and was a founding investor. From 1991 through 1995, Mr. Buzby co-founded and was the CEO of Resource Holdings, a company that acquired and re-sold multiple recycling operations in Northern California. From 1988 through 1990, he worked with Springboard Partners, a leveraged buy-out partnership based in Denver, Colorado, acquiring and operating manufacturing and distribution businesses. From 1982 through 1986, Mr. Buzby held various positions in commercial banking with Chase Manhattan and Lloyds Bank International. Mr. Buzby has numerous private investments and serves on the Board of Directors of several private companies. Mr. Buzby graduated with a B.A. from Middlebury College and an M.B.A. from Harvard Business School.

    Robert D. Leppo has been a director of ValueClick since May 1998. Mr. Leppo's primary occupation since 1977 has been as a private investor. He serves on the Board of Directors of several private companies. Mr. Leppo graduated with a B.A. from Stanford University and an M.B.A. from Harvard Business School.

    Martin T. Hart has been a director since March 1999. Mr. Hart's primary occupation since 1969 has been as a private investor. Mr. Hart is also a director of PJ America, a foods service company, MassMutual Corporate Investors, an investment company, MassMutual Participation Investors, an investment company, Schuler Homes, a builder of homes, Optical Securities, a manufacturer of security systems, T-Netix, a communications company, Vail Banks, a multi-bank holding company, and Ardent Software, a software company, and he continues to serve on the Board of Directors of several private companies. Mr. Hart graduated with a B.A. from Regis University and is a Certified Public Accountant.

    Jeffery E. Epstein has been a director since February 2000. Mr. Epstein has served as the Executive Vice President of DoubleClick, Inc., a provider of Internet advertising solutions for advertisers and Web publishers, since April 1999. From March 1998 to April 1999, Mr. Epstein served as DoubleClick's Chief Financial Officer. From May 1997 to February 1998, Mr. Epstein served as Chief Financial Officer of Trans National Group Inc., a consumer services company. From January 1995 to March 1997, Mr. Epstein served as Senior Vice President of CUC International Inc., a membership based consumer services company. From February 1988 to December 1994, Mr. Epstein served as Chief Financial Officer of King World Productions, Inc., a television production company. Mr. Epstein received his B.A. from Yale University and his M.B.A. from Stanford University.

    Barry Salzman has been a director since February 2000. Mr. Salzman has served as the President of Global Media for DoubleClick, Inc., a provider of Internet advertising solutions for advertisers and Web publishers, since November 2000. Prior to that he served as the President of DoubleClick International since joining the company in February 1997. From August 1994 to January 1997, Mr. Salzman served as President of BMS Associates, Inc., a consulting firm. From June 1993 to July 1994, Mr. Salzman served as an associate for AEA Investors, Inc., a principal investment firm. From June 1989 to June 1993, Mr. Salzman served as an Engagement Manager for McKinsey & Company, a management consulting firm. Mr. Salzman received his B.S. from the University of Cape Town and his M.B.A. from Harvard University.

Board of Directors

    ValueClick's board of directors is currently composed of nine members. Each director serves until the next annual meeting or until his successor is duly elected and qualified.

Board Committees

    In March 1999, ValueClick's board of directors established an audit committee and a compensation committee and incentive plan committee. Mr. Leppo, Mr. Hart, Mr. Buzby and Mr. Epstein serve on the audit committee and Mr. Leppo, Mr. Buzby and Mr. Salzman comprise the compensation and incentive plan committee.

Director Compensation

    The directors of ValueClick do not currently receive salaries or fees for serving as directors or for serving on committees of ValueClick's board of directors.

Compensation Committee Interlocks and Insider Participation

    No interlocking relationship exists between ValueClick's executive officers, board of directors or compensation committee and any executive officer or member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Executive Compensation

    The following table sets forth all compensation awarded to, earned by or paid to ValueClick's Chief Executive Officer and other executive officers whose cash compensation exceeded $100,000 in 2000 for services rendered to ValueClick in all capacities in 1999 and 2000.

Executive Compensation Table

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Year	Salary			Bonus		Other Annual Compensation	Securities Underlying Options/SAR		All Other Compensation
James R. Zarley Chairman, Chief Executive Officer and President	2000 1999	$ $	252,083 123,750	(1) (2)	$	— 110,000	— —	— 1,400,000			— —
Brian Coryat Founder and former Vice Chairman	2000 1999	$ $	100,000 139,290	(3) (4)	$	— 110,000	— —	— —		$ $	3,000 3,000	(11) (11)
Earle A. Malm II Vice Chairman and former President and Chief Operating Officer	2000 1999	$ $	281,250 87,500	(5)	$	— 110,000	— —	500,000 413,600	(10)		— —
Kurt A. Johnson Chief Financial Officer and Secretary	2000 1999	$ $	130,000 78,833	(6)	$	— 110,000	— —	— 150,000		$ $	3,900 650	(11) (11)
Samuel J. Paisley Chief Operating Officer	2000 1999		$100,000 —	(7)		$25,000 —	— —	100,000 —			$1,875 —	(11)
Peter Wolfert Chief Information Officer	2000 1999		$103,077 —	(8)		— —	— —	150,000 —			$1,042 —	(11)
John H. Schwenk Former Chief Technology Officer	2000 1999	$ $	100,000 74,295	(9)		$12,500 —	— —	— 200,000		$ $	3,000 750	(11) (11)

(1)
Mr. Zarley's base salary decreased from $300,000 to $200,000 in August 2000.
(2)
Mr. Zarley commenced his employment in February 1999 at a base salary of $150,000.
(3)
Mr. Coryat ceased receiving his base salary of $150,000 effective September 2000.
(4)
Mr. Coryat's base salary increased from $120,000 to $150,000 in May 1999. Salary information reflects Mr. Coryat's employment as ValueClick's president for the year ended December 31, 1999.

(5)
Mr. Malm commenced his employment in June 1999 at a base salary of $150,000. Salary information reflects Mr. Malm's employment as ValueClick's chief marketing officer for the year ended December 31, 1999. Mr. Malm relinquished his duties as president and chief operating officer in December 2000 and became Vice Chairman.
(6)
Mr. Johnson commenced his employment in May 1999 at a base salary of $130,000.
(7)
Mr. Paisley commenced his employment in March 2000 at a base salary of $150,000.
(8)
Mr. Wolfert commenced his employment in June 2000 at a base salary of $200,000.
(9)
Mr. Schwenk commenced his employment in April 1999 at a base salary of $100,000.
(10)
The grant of 500,000 options was surrendered pursuant to Mr. Malm's December 2000 employment agreement.
(11)
Represents 401(k) matching contributions paid by ValueClick on the executive's behalf.

Stock Option Grants and Exercises

    The following table sets forth certain information regarding options to purchase common stock granted to named executive officers during 2000 including the potential realizable value over the ten-year term of the options, based on assumed annually compounded rates of stock value appreciation. These assumed rates of appreciation comply with the rules of the SEC and do not represent ValueClick's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of ValueClick common stock. No stock appreciation rights were granted to these individuals during the year.

    These options were granted under ValueClick's 1999 Stock Option Plan.

    The following table sets forth information regarding the option grants to ValueClick's named executive officers. All the options were granted at an exercise price which ValueClick's board of directors believed to be equal to the fair market value of ValueClick's common stock on the date of grant. The potential realizable values set forth in the table are computed by:

  •
  multiplying the number of shares of common stock subject to the option by the exercise price per share for each option;
  •
  assuming that the stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and
  •
  subtracting that result from the total option exercise price. The 5% and 10% values assume annual rates of stock price appreciation as mandated by the rules of the SEC and do not represent ValueClick's estimate or projection of future common stock prices.

	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees in 2000			Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
Name				Exercise Price Per Share	Expiration Date
						5%	10%
Earle A. Malm II	500,000	(1)	25.9%	$11.00	2/14/10	$3,458,920	$8,765,583
Samuel J. Paisley	100,000		5.2%	$11.00	3/27/10	$691,784	$1,753,117
Peter Wolfert	150,000		7.8%	$8.03	7/12/10	$757,504	$1,919,663
Brian Coryat	—		—	—	—	—	—
James R. Zarley	—		—	—	—	—	—
Kurt A. Johnson	—		—	—	—	—	—
John H. Schwenk	—		—	—	—	—	—

(1)
The grant of 500,000 options was surrendered pursuant to Mr. Malm's December 2000 employment agreement.

Aggregate Option Values at December 31, 2000

    The following table sets forth the number of shares of ValueClick common stock subject to exercisable and unexercisable stock options held as of December 31, 2000 by ValueClick's named executive officers. Also reported are values of "in-the-money" options, which represent the positive spread between the exercise prices of outstanding stock options and $4.94, the fair market value per share at December 31, 2000.

			Number of Securities Underlying Unexercised Options at December 31, 2000		Value of Unexercised In-the-Money Options at December 31, 2000
	Number of Shares Acquired on Exercise	Value Realized (Market Price at Exercise Less Exercise Price)
Name
			Exercisable	Unexercisable	Exercisable	Unexercisable
Earle A. Malm II	—	—	517,767	395,833	$1,628,550	—
Samuel J. Paisley	—	—	—	100,000	—	—
Peter Wolfert	—	—	—	150,000	—	—
Brian Coryat	—	—	—	—	—	—
James R. Zarley	455,555	$8,424,990	547,778	396,667	$2,381,915	$1,561,876
Kurt A. Johnson	—	—	131,250	18,750	$516,797	$73,828
John H. Schwenk	—	—	161,000	39,000	$754,688	$182,813

Employment Agreements

    ValueClick has entered into employment agreements with each of Messrs. Zarley, Malm, Schwenk, Johnson, Paisley and Wolfert. Under these agreements, each of them is entitled to a base salary as set forth in the table below. In connection with these agreements, we have granted each of them options to purchase shares of ValueClick common stock under ValueClick's 1999 Stock Option Plan as set forth in the table below. ValueClick entered into employment agreements with Mr. Malm in June 1999, February 2000 and December 2000. The June 1999 employment agreement was entered into in connection with Mr. Malm's employment as ValueClick's chief marketing officer. The February 2000 agreement was entered into in connection with Mr. Malm's appointment as ValueClick's president and chief operating officer. Under the December 2000 agreement, Mr. Malm resigned as president and chief operating officer of ValueClick and was appointed Vice Chairman. Under these agreements, Mr. Malm remains entitled to the 413,600 options granted under the June 1999 agreement, and surrendered the 500,000 options granted under the February 2000 agreement. In addition, under the December 2000 agreement, Mr. Malm will be entitled to be reimbursed for the value, if any, of his surrendered options which would have been vested at the time of the eventual termination of that agreement. Of the options granted under these agreements discussed above, 600,000 of the options granted to Mr. Zarley, all of the options granted to Mr. Malm under his June 1999 employment agreement, 100,000 of the options granted to Mr. Schwenk, and 75,000 of the options granted to Mr. Johnson became immediately exercisable upon the closing of ValueClick's initial public offering.

Options Granted Under Employment Agreements

Name	Base Salary			Number of Securities Underlying Options		Price Exercise		Expiration Date
James R. Zarley		$200,000		800,000 600,000	(1) (1)	$ $	0.25 1.00	May 13, 2009 May 19, 2009
Earle A. Malm II	$ $	150,000 300,000	(2) (4)	13,600 400,000 500,000	(3) (3) (5)	$ $ $	1.00 1.00 11.00	May 14, 2009 June 1, 2009 February 14, 2010
Kurt A. Johnson		$130,000		150,000	(6)		$1.00	May 24, 2009
John H. Schwenk		$100,000		200,000	(7)		$0.25	May 13, 2009
Samuel J. Paisley		$150,000	(8)	100,000	(9)		$11.00	March 27, 2010
Peter Wolfert		$200,000	(10)	150,000	(11)		$8.03	July 12, 2010

(1)
150,000 of Mr. Zarley's options became exercisable in June 1999. 450,000 of the options became exercisable upon the closing of ValueClick's initial public offering. An additional 155,555 of Mr. Zarley's options became exercisable in December 1999. The remaining 644,445 options become exercisable in equal monthly installments over 29 months beginning April 2000.
(2)
Reflects salary and options provided in Mr. Malm's June 1999 employment agreement. Except for the options granted under Mr. Malm's June 1999 employment agreement, all other provisions of the June 1999 and February 2000 employment agreements have been superseded by Mr. Malm's December 2000 employment agreement.
(3)
These options are currently exercisable.
(4)
Reflects compensation provided in Mr. Malm's February 2000 and December 2000 employment agreements.
(5)
The grant of 500,000 options was surrendered pursuant to Mr. Malm's December 2000 employment agreement.
(6)
25,000 of Mr. Johnson's options became exercisable in November 1999. 75,000 options became exercisable upon the closing of our initial public offering. The remaining 75,000 options vested over the 12 months ended March 2001.
(7)
100,000 options became exercisable upon the closing of ValueClick's initial public offering and the remaining 100,000 options vested over the 12 months ended March 2001.
(8)
Reflects compensation and options provided in Mr. Paisley's March 2000 employment agreement.
(9)
Mr. Paisley's options vest annually over a four year term commencing March 29, 2001.
(10)
Reflects compensation and options provided in Mr. Wolfert's July 2000 employment agreement.
(11)
Mr. Wolfert's options vest annually over a four year term commencing July 12, 2001.

    All of the current employment agreements described above may be terminated at any time by either party upon ten days' notice. These employment agreements continue until terminated by either ValueClick or the employee. Mr. Malm will be entitled to all salary, stock options and health and welfare benefits he would have been entitled to until December 31, 2001 if ValueClick terminates his employment for other than cause or if he is terminated for any reason following a change of control prior to such date. Under Mr. Johnson's employment agreement, if ValueClick terminates Mr. Johnson's employment in connection with, or following and by reason of, the transfer of ownership of 50% or more of ValueClick, he will be entitled to severance equal to one year's salary.

Certain Relationships and Related Transactions

    On February 28, 2000, ValueClick completed a strategic investment transaction with DoubleClick, Inc., a leading worldwide provider of Internet advertising solutions for advertisers and Web publishers. The terms of this agreement involved an investment by DoubleClick of approximately $95.8 million in ValueClick and possible additional investments by DoubleClick in the future. DoubleClick's common stock is quoted on the Nasdaq National Market under the symbol "DCLK." Under the terms of the investment, DoubleClick acquired approximately 30% of ValueClick's fully diluted outstanding common stock and a 15-month warrant to acquire additional shares of ValueClick common stock at $21.76 per share for an amount of shares so that DoubleClick could own up to 45% of ValueClick's fully diluted capital stock. This warrant expired unexercised in May 2001.

    ValueClick and several of its principal stockholders also agreed to grant additional rights to DoubleClick, including an agreement to elect designees of DoubleClick to ValueClick's board of directors, a right of first offer in connection with future sales of shares of ValueClick's capital stock and a right of first offer in the event of a sale of ValueClick. In addition, in connection with the strategic transaction with DoubleClick, ValueClick entered into a DART services agreement with DoubleClick relating to DoubleClick's dynamic ad matching, targeting and delivery technology. This DART agreement was terminated by ValueClick in accordance with its terms.

VALUECLICK'S PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to ValueClick with respect to beneficial ownership of its common stock as of June 30, 2001, by all persons who are beneficial owners of five percent or more of ValueClick common stock, each director of ValueClick, ValueClick's named executive officers as set forth in "ValueClick's Management—Summary Compensation" above and all directors and executive officers as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of June 30, 2001, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Similarly, shares of common stock granted as part of a restricted stock award which have been issued, or will be within 60 days of June 30, 2001 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity.

    Unless otherwise indicated in the footnotes below, and subject to community property laws where applicable, each of the named persons have sole voting and investment power with respect to the shares shown as beneficially owned. Unless otherwise indicated, the address of the beneficial owner below is c/o ValueClick, Inc., 4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficial Ownership	Post-Merger Percentage Beneficial Ownership
Directors and Executive Officers:
James R. Zarley(1)	1,570,543	4.2%	3.0%
Samuel J. Paisley(2)	25,000	*	*
Kurt A. Johnson(3)	150,000	*	*
Peter Wolfert	37,500	*	*
Stephen J. Umberger(4)	1,012,048	2.8	2.0%
Earl A. Malm II(5)	554,502	1.5	1.1%
John H. Schwenk**(6)	237,038	*	*
Brian Coryat(7)	4,680,164	12.8	9.1%
David S. Buzby(8)	461,564	1.3	*
Robert D. Leppo	999,732	2.7	1.9%
Martin T. Hart(9)	503,702	1.4	1.0%
Jeffrey E. Epstein(10)	7,878,562	21.6	15.3%
Barry Salzman(11)	7,878,562	21.6	15.3%
5% Stockholders:
DoubleClick, Inc.(12)	7,878,562	21.6	15.3%
Taj Chahal(13)	1,818,132	5.0	3.5%
Gurbaksh Chahal(14)	2,597,323	7.1	5.1%
All Directors and Officers as a Group (13 persons)(15)	18,085,355	47.5	34.2%

*
Less than 1%

**
Mr. Schwenk resigned as Chief Technology Officer of ValueClick in June 2000.

(1)
Includes 664,445 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days from June 30, 2001.

(2)
Represents 25,000 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days from June 30, 2001.

(3)
Represents 150,000 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days from June 30, 2001.

(4)
Includes (a) 162,210 shares of common stock held by Margaret Norine Davis, as Trustee of the Steven J. Umberger 1999 Grantor Annuity Trust and (b) 38,021 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days from June 30, 2001.

(5)
Includes 413,600 shares of common stock issuable upon exercise stock options which are presently exercisable or will become exercisable within 60 days from June 30, 2001.

(6)
Includes 200,000 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days from June 30, 2001.

(7)
Represents (a) 125,000 shares of common stock held by Brian Coryat, as Trustee of The Brian Coryat Trust No. 1 and (b) 4,216,164 shares of common stock held by Brian Coryat and Rosario Coryat, as Co-Trustees of the Coryat Family Living Trust, Dtd 4/21/99, for the benefit of Mr. Coryat's family.

(8)
Includes 146,342 shares of common stock held by the Buzby-Vasan 1997 Trust.

(9)
Represents 503,702 shares of common stock held by H Investment Company LLC. Mr. Hart is the managing partner of H Investment Company LLC.

(10)
Reflects 7,872,562 shares of common stock owned by DoubleClick, Inc. Mr. Epstein is the Executive Vice President of DoubleClick, Inc.

(11)
Reflects 7,878,562 shares of common stock owned by DoubleClick, Inc. Mr. Salzman is the President of Global Media of DoubleClick, Inc.

(12)
The address of DoubleClick, Inc. is 450 West 33rd Street, 16th Floor, New York, New York 10001.

(13)
The address of Taj Chahal is in care of ClickAgents, Inc., 46177 Warm Springs Boulevard, Fremont, California 94539.

(14)
The address of Gurbaksh Chahal is in care of ClickAgents, Inc., 46177 Warm Springs Boulevard, Fremont, California 94539.

(15)
Includes (a) 1,491,066 shares of common stock issuable upon the exercise of stock options which are presently exercisable or will become exercisable within 60 days of June 30, 2001 and (b) 7,878,562 shares of common stock owned by DoubleClick, Inc. Messrs. Epstein and Salzman are the Executive Vice President and President of Global Media of DoubleClick, Inc., respectively.

MEDIAPLEX'S MANAGEMENT

Executive Officers and Directors

    Set for below is information concerning Mediaplex's directors, executive officers' and other key employees as of June 30, 2001.

Name	Age	Position(s)
Tom A. Vadnais	53	President, Chief Executive Officer and Director
Gregory R. Raifman(3)	41	Chairman of the Board
Francis P. Patchel(1)	43	Chief Financial Officer
Mark Joseph	41	Chief Technology Officer
James DeSorrento(1)(2)	58	Director
Philip Guarascio	59	Director
Peter S. Sealey(2)(3)	60	Director
Ira Carlin(2)	53	Director

(1)
Mr. Patchel resigned as Chief Financial Officer in July 2001, and Mr. DeSorrento resigned from the board in August 2001.

(2)
Member of the Audit Committee

(3)
Member of the Compensation Committee

    Tom A. Vadnais joined as Mediaplex's President and Chief Executive Officer and became a member of Mediaplex's board of directors in April 2001. Prior to joining Mediaplex, Mr. Vadnais was the Executive Vice President of Professional Services for Compuware Corporation, a software and professional services provider for IT professionals, where he was retained to perform the integration of Data Processing Resources Corporation (DPRC) and managed mergers and acquisitions. Mr. Vadnais was the President and Chief Operating Officer of DPRC, prior to its acquisition by Compuware. From 1992 to 1999, Mr. Vadnais was the President and Chief Operating Officer of Tascor, Inc., a wholly owned subsidiary of Norrell Inc., where he was a member of Norrell's board of Directors. Until 1992, Mr. Vadnais worked at IBM for 23 years in various management roles, where he had experience in sales, marketing, and as Vice President of Operations. He holds a Bachelor of Arts in Business from the University of California, Los Angeles, and an MBA from Golden Gate University.

    Gregory R. Raifman has served as Mediaplex's chairman of the board of directors since September 1998, as Chief Executive Officer from September 1998 to April 2001 and as Chief Executive Officer and sole director of Internet Extra Corporation, Mediaplex's predecessor corporation, since April 1998. From August 1993 through April 1998, Mr. Raifman has also served as a general partner of Raifman & Edwards LLP, a law firm. From September 1994 through April 1998, Mr. Raifman also served as a managing member of PointBreak Ventures, LLC, a venture capital firm. Mr. Raifman received an A.B. in economics and history from the University of Michigan and a J.D. from Georgetown University Law Center.

    Francis P. Patchel served as Mediaplex's Chief Financial Officer from January 2001 until his resignation in July 2001. Prior to joining Mediaplex, Mr. Patchel was the CFO for Automatic Data Processing's (ADP) Claims Solutions Group (CSG) overseeing several acquisitions, joint ventures and a business reorganization that focused on changing technologies and product investments. Mr. Patchel joined ADP in 1987. While at ADP, Mr. Patchel was promoted to COO of ADP's CSG and successfully managed the operations of five business units for the division. Following ADP, Mr. Patchel was the COO of Creditek Corporation, from 1996 to 1997, in which capacity he was responsible for the reorganization and market expansion of its Western Division. Most recently, Mr. Patchel was President of RSI Group from 1997 to 1999, where he launched a series of innovative technology products into new markets resulting in increased company value. Under Mr. Patchel's leadership, RSI Group was acquired by London Bridge Software, a publicly traded company in The United Kingdom, where he assumed the responsibility of Senior Vice President from 2000 to January 2001 for two of its business units. Earlier in his career, Mr. Patchel spent two years as an auditor at Ernst and Young LLP. Mr. Patchel is a CPA and holds a business degree from the University of Virginia.

    Mark Joseph has served as Mediaplex's Chief Technology Officer since March, 2000, after being promoted from Vice President of Engineering. Mr. Joseph has 18 years of experience leading software development teams. His technical expertise includes the development of Internet applications, network protocols, real-time systems, secure, and fault-tolerant computer systems. In addition, he has published research papers on the detection of computer viruses and other malicious logic. Mr. Joseph is also responsible for the LDAP support in Eudora Pro 4.0. Prior to joining us, he worked at Adknowledge from September 1998 to March 1999 as a senior software architect; at Qualcomm from April 1997 to September 1998 as a software architect; at the Wollongong Group from April 1994 to April 1997 as a software architect; and for Octel from 1991 to 1994, as a senior software engineer. Mr. Joseph holds a Ph.D. in Computer Science from UCLA, a BS in Computer Science from SUNY Stony Brook, and has conducted post-doctoral research at Centre National de la Recherche Scientifique in Toulouse, France.

    James DeSorrento served as a member of Mediaplex's board of directors from August 1999 through August 2001. From June 1982 until its acquisition by Mediacom LLC in May 1999, Mr. DeSorrento served as chief executive officer and chairman of the board of Triax Telecommunications Company, LLC and its predecessor, Triax Communications Corporation, a cable television operating company. Mr. DeSorrento received a B.A. in English from St. Michael's College.

    Peter S. Sealey has served as a member of Mediaplex's board of directors since August 1999. Since September 1994, Dr. Sealey has served as an adjunct professor of marketing at the Haas School of Business at the University of California, Berkeley where he also has served as a co-director of the Center for Marketing and Technology. Prior to that, Dr. Sealey was employed by the Coca Cola Company for 24 years, where he held a series of senior management positions, including senior vice president, global marketing. Dr. Sealey serves as a member of the boards of directors of Autoweb.com Inc., a consumer automotive Internet site, L90, a producer of Internet advertising and direct marketing solutions for advertisers and web publishers, and Cybergold, Inc., an Internet-based direct marketing and advertising company, as well as several private companies. Dr. Sealey received a B.S.B.A. in business from the University of Florida, an M.I.A. in industrial administration from Yale University, and an M.A. in management and Ph.D. in management and information technology from the Peter F. Drucker Graduate Management Center at The Claremont Graduate University.

    Philip Guarascio has served as a member of Mediaplex's board of directors since September 2000. Mr. Guarascio was formerly Vice President of Advertising and Corporate Marketing for General Motors from October 1995 to May 2000. While at General Motors, Mr. Guarsacio introduced the GM Card, (now the world's seventh-largest affinity card), managed the General Motors corporate brand to a 20 percent increase in customer purchase consideration, and developed wide-ranging programs to make General Motors advertising across all divisions more scientific and accountable.

    Ira Carlin has also served as a member of Mediaplex's board of directors since September 2000. Mr. Carlin has served as Chairman of the global media company Universal McCann since October 1999. From July 1993 through October 1999, Mr. Carlin served as Executive Vice President, Worldwide Media Director of McCann-Erickson Worldwide. Mr. Carlin's current responsibilities include developing and overseeing media and business strategies for Universal McCann and its multinational accounts. Universal McCann's worldwide network, with annual media billings of more than $15 billion, spans 131 countries. Mr. Carlin is a pioneer in interactive advertising, having been involved in interactive advertising experiments as early as 1990.

Classified Board

    Mediaplex's certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of Mediaplex's board of directors will be elected each year. Currently, Mediaplex's board of directors is composed of five members, who are serving the terms indicated below:

  •
  Gregory R. Raifman and Tom A. Vadnais have been designated Class III directors whose terms expire at the 2002 annual meeting of stockholders.

  •
  Peter S. Sealey and Ira Carlin have been designated Class I directors whose terms expire at the 2003 annual meeting of stockholders.

  •
  Philip Guarascio has been designated a Class II director whose term expires at the 2004 annual meeting of stockholders.

    Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. Gregory R. Raifman, the Chairman of the board of directors of Mediaplex, is the husband of Susan Raifman, Mediaplex's Vice President, Product Management. There are otherwise no family relationships among any of Mediaplex's directors, officers or key employees.

Board Meetings and Committees

    Mediaplex's board of directors held a total of seven meetings during the fiscal year ended December 31, 2000. All incumbent directors who served as a director during the last fiscal year attended no less than 75% of the aggregate of all meetings of the board of directors and any committees of the board on which he served, if any, during the last fiscal year. Mediaplex's board of directors has an audit committee and a compensation committee, but does not have a nominating committee or a committee performing the functions of a nominating committee.

    Mediaplex established the audit committee in August 1999. The audit committee currently consists of Messrs. Sealey and Carlin. Five meetings were held during the fiscal year ending December 31, 2000. The audit committee reviews Mediaplex's internal accounting procedures and consults with and reviews the services provided by Mediaplex's independent accountants.

    Mediaplex established the compensation committee in August 1999. The compensation committee currently consists of Messrs. Raifman and Sealey. Three meetings were held during the fiscal year ending December 31, 2000. The compensation committee reviews and recommends to Mediaplex's board of directors the compensation and benefits of Mediaplex's employees.

Director Compensation

    Mediaplex's directors receive cash compensation from Mediaplex for their service as members of the board of directors and are reimbursed for all reasonable expenses incurred by them in attending board and committee meetings. Employee and non-employee directors are also eligible to receive options under Mediaplex's stock plan and employee directors are eligible to participate in Mediaplex's employee stock purchase plan. In March 2001, Messrs. Carlin, DeSorrento, Guarascio, and Dr. Sealey were each granted an option to acquire 50,000 shares of common stock at an exercise price of $0.75 per share. The options vest over a four-year period, but will accelerate to 100% vested upon completion of this merger.

    In June 2001, Messrs. Carlin, DeSorrento, Guarascio, and Dr. Sealey were each granted an option to acquire 10,000 shares of common stock at an exercise price of $0.99 per share for their services for the past year. These options vest over a four-year period, but will not accelerate upon completion of this merger.

Employment Agreements

    Mr. Vadnais began employment with Mediaplex in April 2001. Under the terms of the compensation offer of employment to Mr. Vadnais, his annual base salary is $400,000. In the event that Mediaplex elects to terminate Mr. Vadnais other than for cause or he is constructively terminated, Mediaplex will pay severance in an amount equal to twelve months of his annual base salary plus any amounts due and owing to him in effect immediately prior to the time of such termination. In the event there should occur a change of control, such as the completion of the merger with ValueClick, all options to purchase Mediaplex common stock held by Mr. Vadnais will become immediately exercisable. In addition, if, after such change of control, (1) Mediaplex terminates Mr. Vadnais for any reason other than for cause or (2) there occurs a constructive termination, Mediaplex will pay severance in an amount equal to twelve months of his annual base salary plus any amounts due and owing to him in effect immediately prior to the time of such termination. Constructive termination occurs if Mediaplex (i) reduces Mr. Vadnais' current base salary without his consent; (ii) reduces Mr. Vadnais' position and/or responsibilities as Chief Executive Officer; or (iii) relocates Mr. Vadnais' principal place of employment by more than 70 miles without his written consent.

    Under the terms of the agreement between Mediaplex and Scott Barlow, Mediaplex's General Counsel and Secretary, in the event that Mediaplex elects to terminate Mr. Barlow following a change of control, he will be entitled to four months of paid salary as cash severance.

Executive Compensation

    The following table sets forth certain compensation received for services rendered to Mediaplex during the fiscal years ended December 31, 2000, 1999 and 1998 by Mediaplex's Chief Executive Officer and Mediaplex's next four most highly paid executive officers. Except as disclosed below and in "Related Party Transactions," Mediaplex gave no bonuses, stock-based compensation or other compensation to Mediaplex's named executive officers in 2000, 1999 and 1998.

Summary Compensation Table

Long-term Compensation
Annual Compensation
Name and Principal Position						Securities Underlying Options/SAR
	Year	Salary($)		Bonus($)
Tom A. Vadnais President and Chief Executive Officer(1)	2000		$—		$—	—
Gregory R. Raifman Chairman of the Board(2)	2000 1999 1998	$ $ $	297,000 231,583 35,000		$37,500 500 —	— 1,625,000 —
Mark Joseph Chief Technology Officer(3)	2000 1999	$ $	162,875 100,000	$ $	16,095 10,250	150,600 240,000
Brian Powley Executive Vice President, Sales and Client Services(4)	2000		$196,747		$39,662	241,000
Jon L. Edwards President(5)	2000 1999 1998	$ $ $	430,702 231,583 35,000	$ $ $	37,500 500 —	— 1,625,000 —
Walter Haefeker Chief Operating Officer(6)	2000 1999 1998	$ $ $	191,712 198,333 41,100	$ $ $	33,750 34,250 —	— 1,250,000 —
Ruiqing "Barclay" Jiang Chief Technology Officer(7)	2000 1999	$ $	157,049 131,762	$ $	12,188 17,375	— 688,000
Timothy M. Favia Executive Vice President, Sales and Development(8)	2000 1999	$ $	250,000 151,682	$ $	50,000 50,500	— 500,000

(1)
Mr. Vadnais began employment with Mediaplex in April 2001.

(2)
Mr. Raifman began employment with Mediaplex in September 1998 and was President and Chief Executive Officer until April 2001.

(3)
Mr. Joseph began employment with Mediaplex in March 1999.

(4)
Mr. Powley began employment with Mediaplex in January 2000 and was EVP, Sales and Client Services until May 2001.

(5)
Mr. Edwards began employment with Mediaplex in April 1998 and was a President until June 2000 and a member of Mediaplex's board of directors until February 2001.

(6)
Mr. Haefeker began employment with Mediaplex in September 1998 and was Mediaplex's Chief Operating Officer until August 2000.

(7)
Mr. Jiang began employment with Mediaplex in March 1999 and was Chief Technology Officer until September 2000.

(8)
Mr. Favia began employment with Mediaplex in January 1999 and was Executive Vice President, Sales and Development until December 2000.

Option Grants During Last Fiscal Year

    The following table sets forth certain information with respect to stock options granted to each of Mediaplex's named executive officers in the fiscal year ended December 31, 2000, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent Mediaplex's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of Mediaplex's common stock.

Number of Shares of Common Stock Underlying Options Granted(1)
		% of Total Options Granted to Employees In Last Fiscal Year(2)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation(3)
Name			Exercise Price Per Share		Expiration Date
						5%		10%
Tom A. Vadnais(4)	—	—%		$—	—		$—		$—
Gregory R. Raifman	—	—		—	—		—		—
Mark Joseph	8,000 66,000 1,600 75,000	— — — 3.42%	$ $ $ $	78.50 20.50 20.50 2.69	3-3-10 6-7-10 6-7-10 10-18-10	$ $ $ $	394,946 850,894 20,628 126,785	$ $ $ $	1,000,870 2,156,334 52,275 321,298
Brian Powley	55,000 100,000 11,000 75,000	— — — 5.48%	$ $ $ $	78.50 20.50 20.50 2.69	3-3-10 6-7-10 6-7-10 10-18-10	$ $ $ $	2,715,253 1,289,234 141,816 126,785	$ $ $ $	6,880,983 3,267,172 359,389 321,298
Jon L. Edwards	—	—%		$—	—		$—		$—
Walter Haefeker	—	—%		$—	—		$—		$—
Ruiqing "Barclay" Jiang	—	—%		$—	—		$—		$—
Timothy M. Favia	—	—%		$—	—		$—		$—

(1)
All options were granted under Mediaplex's Amended and Restated 1999 Stock Plan and have exercise prices equal to the fair market value on the grant date.

(2)
Based on options to purchase an aggregate of 4.4 million shares granted in fiscal 2000 to employees, directors, and consultants.

(3)
Pursuant to the rules of the Securities and Exchange Commission, the dollar amounts set forth in these columns are the result of calculations based on the set rates of 5% and 10%, and therefore are not intended to forecast possible future appreciation, if any, of the price of the Common Stock.

(4)
Mr. Vadnais was granted an option to purchase one million (1,000,000) shares of common stock of Mediaplex (the "Options"). The Options will vest over four years from date of grant of April 4, 2001, and at an exercise price of $0.563 per share at the date of grant on April 4, 2001. An additional option to purchase up to 225,000 shares of common stock of Mediaplex will be granted to Mr. Vadnais by the board (the "Additional Options"). The Additional Options will vest over four years from the date of grant and at an exercise price equal to the fair market value of the stock on the date of grant subject to satisfactorily meeting certain milestones to be mutually agreed upon within sixty days of employment with Mediaplex by Mr. Vadnais and the board, or the compensation committee of the board on behalf of the board.

Aggregate Option Exercises During Last Fiscal Year and Fiscal Year End Option Values

    The following table sets forth information with respect to Mediaplex's named executive officers concerning exercisable and unexercisable options held as of December 31, 2000.

    The "Value of Unexercised In-the-Money Options at December 31, 2000" is based on a value of $0.81 per share, the closing price of Mediaplex's common stock on The Nasdaq Stock Market's National Market as of December 29, 2000 (the last trading day for fiscal 2000), less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. All options were granted under Mediaplex's Amended and Restated 1999 Stock Plan.

			Number of Securities Underlying Unexercised Options at December 31, 2000(#)
					Value of Unexercised In-the-Money Options at December 31, 2000($)
	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tom A. Vadnais	—	$—	—	—	$—	$—
Gregory R. Raifman	—	$—	1,625,000	—	$508,625	$—
Mark Joseph	63,000	$2,456,626	43,500	284,100	$13,146	$42,255
Brian Powley	—	$—	13,125	272,875	$—	$—
Jon L. Edwards	—	$—	1,625,000	—	$508,625	$—
Walter Haefeker	698,613	$1,387,185	—	—	$—	$—
Ruiqing "Barclay" Jiang	344,001	$5,344,967	—	—	$—	$—
Timothy M. Favia	27,000	$257,400	973,000	—	$304,549	$—

MEDIAPLEX'S PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of Mediaplex's common stock as of September 20, 2001 by: (1) Mediaplex's Chief Executive Officer; (2) each of the four other most highly compensated executive officers of Mediaplex during the year ended December 31, 2000 who were serving as such at year end; (3) two additional individuals who would have qualified for category but for the fact they were not serving as executive officers of Mediaplex at year end 2000; (4) each director of Mediaplex; (5) each person known to Mediaplex to be the beneficial owner of five percent or more of Mediaplex's common stock; and (6) all current directors and executive officers of Mediaplex as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of September 20, 2001, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity.

    Unless otherwise indicated in the footnotes below, and subject to community property laws where applicable, each of the named persons have sole voting and investment power with respect to the shares shown as beneficially owned. Unless otherwise indicated, the address of the beneficial owner below is c/o Mediaplex, Inc., 177 Steuart Street, Suite 600, San Francisco, CA 94105. Applicable percentage ownership in the following table is based on 36,565,009 shares of Mediaplex common stock outstanding as of September 20, 2001.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Directors and Executive Officers:
Tom A. Vadnais(1)	1,000,000	2.7%
Gregory R. Raifman(2)	6,282,812	16.5
Mark Joseph(3)	148,713	*
Jon L. Edwards(4)	5,068,313	13.3
Walter Haefeker	—	—
Ruiqing "Barclay" Jiang	1,168,700	3.2
Brian Powley(5)	56,417	*
Tim Favia(6)	782,500	2.1
Peter S. Sealey(7)	61,874	*
Ira Carlin(8)	796,205	2.2
Philip Guarascio(9)	21,874	*
5% Stockholders:
Zeron Capital Ltd.(10)	2,610,000	7.1
All current Directors and Officers as a Group 6 persons(11)	8,311,478	21%

*
Less than 1%

(1)
Includes 1,000,000 shares of common stock issuable upon exercise of stock options, which become immediately exercisable upon the completion of the merger with ValueClick.

(2)
Includes (a) 19,360 shares of common stock held of record by R&E Holdings, LLC and (b) 1,625,000 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 20, 2001. Mr. Raifman is one of the beneficial owners of R&E Holdings, LLC. Mr. Raifman disclaims beneficial interest of the shares held by R&E Holdings, LLC, except to the extent of his pecuniary interest in that entity.

(3)
Includes 147,392 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days from September 20, 2001.

(4)
Includes (a) 19,360 shares of common stock held of record by R&E Holdings, LLC and (b) 1,625,000 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 20, 2001. Mr. Edwards is one of the beneficial owners of R&E Holdings, LLC. Mr. Edwards disclaims beneficial interest of the shares held by R&E Holdings, LLC, except to the extent of his pecuniary interest in that entity.

(5)
Includes 56,417 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days from September 20, 2001.

(6)
Includes (a) 500,000 shares of common stock issuable upon the exercise of a warrant which is presently exercisable or will become exercisable within 60 days of September 20, 2001 and (b) 282,500 shares of common stock issuable upon the exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 20, 2001.

(7)
Includes 61,874 shares of common stock issuable upon the exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 20, 2001.

(8)
Includes (a) 21,874 shares of common stock issuable upon the exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 20, 2001 and (b) 774,331 shares of common stock beneficially owned by McCann-Erickson Worldwide. Mr. Carlin is Chairman of the global media company Universal McCann, as well as Executive Vice President, Worldwide Media Director of McCann-Erickson Worldwide. Mr. Carlin disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in those entities.

(9)
Includes 21,874 shares of common stock issuable upon the exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 20, 2001.

(10)
The address of Zeron Capital Ltd. is 44 Church Street, Hamilton HM 12, Bermuda. Includes (a) 1,500,000 shares of common stock held of record by Odyssey Venture Partners and (b) 1,000,000 shares of common stock held of record by Argossy Limited. Odyssey Venture Partners and Argossy Limited are venture funds affiliated with Zeron Capital Ltd.

(11)
Includes an aggregate of 2,878,014 shares of common stock issuable upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of September 20, 2001 held by our executive officers and directors which are presently exercisable or will become exercisable within 60 days of September 20, 2001.

MEDIAPLEX RELATED PARTY TRANSACTIONS

Certain Relationships and Related Transactions During the Last Fiscal Year

    During the year ended December 31, 2000, Mediaplex was not a party to any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any of Mediaplex's director, executive officer or holder of more than 5% of Mediaplex common stock had or will have an interest, except as described below.

Certain Business Relationships

    In May 1998, Mediaplex entered into an oral agreement with Raifman & Edwards LLP, a law firm in which two of Mediplex's directors are partners, to sublease a portion of the office space Mediaplex currently occupies at its headquarters in San Francisco, California. The sublease terms and payments made by Mediaplex to Raifman & Edwards LLP are substantially similar to the lease terms and payments made by Raifman & Edwards LLP to the landlord. Since May 1998, Mediaplex has paid Raifman & Edwards LLP a total of approximately $121,000 for these lease payments.

Transactions with Management and Others

    In connection with Mediaplex's acquisition of Netranscend Software, Inc. in March 1999, Mediaplex issued to Ruiqing "Barclay" Jiang, one of Mediaplex's former executive officers and formerly the sole shareholder of Netranscend Software, Inc., a promissory note in the principal amount of $430,000, payable in four annual installments and an aggregate of 1,979,000 shares of common stock valued at $2.6 million. In March 2000, Mediaplex paid the first installment of $110,000 to Mr. Jiang. In March 2001, Mediaplex paid the second installment of $110,000 to Mr. Jiang. Of the shares issued, 300,000 are currently being held in escrow to cover potential breaches of representations and warranties made by Mr. Jiang and Netranscend Software, Inc. in the agreement and plan of reorganization executed in connection with the acquisition.

    In connection with the sale of its series B preferred stock in June 1999, Mediaplex issued a warrant to purchase 125,000 shares of series B preferred stock, at an exercise price of $2.00 per share, to Zeron Capital, Ltd., a 5% stockholder of Mediaplex. The warrant was exercised in June 2000 for 125,000 shares of Mediaplex common stock.

    In connection with the sale of Mediaplex's series B preferred stock in June 1999 to Zeron Capital, Ltd., Mediaplex issued a warrant to purchase 150,000 shares of series B preferred stock, at an exercise price of $2.00 per share, and a warrant to purchase 100,000 shares of common stock, at a purchase price of $0.50 per share, to Retail Ventures International, Inc., one of Mediaplex's financial advisors. These warrants were exercised in April 2000 for 243,135 shares of Mediaplex common stock.

    In connection with a consulting agreement with Costa John prior to his employment with Mediaplex in January 2001, Mediaplex paid Mr. John $87,463 for his services for the year ended December 31, 2000. In April 2001, Mediaplex also paid Mr. John approximately $125,000, equivalent to six (6) months of his salary, as cash severance in connection with the termination of his employment and pursuant to the terms of his initial employment offer with Mediaplex.

    On June 22, 2001, Mediaplex entered into a settlement agreement and mutual release with Greg Raifman in connection with the termination of his employment relationship with Mediaplex. Pursuant to the terms of Mr. Raifman's employment agreement, Mediaplex paid Mr. Raifman a lump sum severance payment of approximately $300,000, equal to one year of Mr. Raifman's annual base salary, on June 30, 2001, and Mediaplex agreed to reimburse Mr. Raifman for his health insurance benefits for one year following his termination.

DESCRIPTION OF VALUECLICK CAPITAL STOCK

    This section describes the material terms of ValueClick's capital stock, its restated certificate of incorporation and its restated bylaws which will continue to be in effect immediately after the merger is completed. This section also summarizes relevant provisions of the Delaware General Corporation Law, which is referred to as Delaware law. ValueClick urges you to carefully read its restated certificate of incorporation and bylaws which are exhibits to the registration statement it filed with the SEC. See "Where You Can Find More Information."

Authorized Capital Stock

    Total Shares.  ValueClick is authorized to issue a total of 120,000,000 shares of capital stock consisting of:

  •
  100,000,000 shares of common stock, par value $0.001 per share; and
  •
  20,000,000 shares of preferred stock, par value $0.001 per share.

    Common Stock.  Following completion of the merger, ValueClick anticipates that approximately 51,207,447 shares of its common stock will be outstanding.

    Preferred Stock.  There are no outstanding shares of ValueClick preferred stock.

ValueClick Common Stock

    Holders of ValueClick common stock are entitled to one vote for each share held on all matters submitted to a vote of the ValueClick stockholders. Holders of ValueClick common stock are entitled to receive dividends, ratably, if any, as may be declared by the ValueClick board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. If ValueClick liquidates, dissolves or winds up, the holders of ValueClick common stock are entitled to share ratably in all assets remaining after satisfaction of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock onto any other securities. There are no redemption or sinking fund provisions applicable to the ValueClick common stock. The rights, preferences and privileges of holders of ValueClick common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

ValueClick Preferred Stock

    The ValueClick board of directors will be authorized to issue from time to time, without further stockholder approval, up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. ValueClick may issue ValueClick preferred stock in ways which may delay, defer or prevent a change in control of ValueClick without further action by ValueClick stockholders and may adversely affect the voting and other rights of the holders of ValueClick common stock. The issuance of ValueClick preferred stock with voting and conversion rights may adversely affect the voting power of the holders of ValueClick common stock, including the loss of voting control to others. ValueClick has no present plans to issue any shares of preferred stock.

Registration Rights

    In connection with DoubleClick's February 2000 investment in ValueClick, ValueClick granted DoubleClick registration rights with respect to 7,878,562 shares of ValueClick common stock, and any shares it subsequently acquires. DoubleClick may require ValueClick to register all or part of its shares at any time. DoubleClick may exercise this right to demand registration of its shares no more than four times and no more than twice in any 12 month period. In addition, DoubleClick may require ValueClick to include its shares in future registration statements that ValueClick files and may require ValueClick to register its shares on Form S-3. Upon registration, these shares will be freely tradable without restriction. ValueClick agreed to pay for the expenses of DoubleClick's four demand registrations, all piggyback registrations requested by DoubleClick and up to three registrations on Form S-3 requested by DoubleClick. See "ValueClick's Business—DoubleClick Investment."

    In connection with ValueClick's acquisition of Bach Systems, Inc. in November 2000, ValueClick entered into a registration rights agreement with the former stockholders of Bach Systems. Under the terms of the registration rights agreement, ValueClick agreed to file, at such time when ValueClick becomes eligible to use SEC Form S-3, a shelf registration statement on Form S-3 covering the 750,000 shares of ValueClick stock issued to the former shareholders of Bach Systems and any shares of ValueClick stock issued to these shareholders pursuant to the earn-out features of the merger agreement. ValueClick has agreed to keep effective such shelf registration statement for a period of three years from the date it first becomes effective.

Anti-Takeover Effects of Provisions of Delaware Law and ValueClick's Restated Certificate of Incorporation and Restated Bylaws

    Provisions of Delaware law and ValueClick's organizational documents could make the acquisition of ValueClick and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage some coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of ValueClick to negotiate with it first. ValueClick believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure ValueClick outweigh the disadvantages of discouraging such proposals because, among other things, that negotiation could result in an improvement of their terms.

    ValueClick is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of ValueClick without further action by its stockholders.

    ValueClick's restated bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of its board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

Transfer Agent and Registrar

    The transfer agent and registrar for ValueClick's common stock is Mellon Investor Services, L.L.C.

Listing

    ValueClick common stock is listed on the Nasdaq National Market under the symbol "VCLK."

COMPARISON OF RIGHTS OF VALUECLICK STOCKHOLDERS AND
MEDIAPLEX STOCKHOLDERS

    ValueClick and Mediaplex are both organized under the laws of the State of Delaware. Any differences in the rights of holders of ValueClick capital stock and Mediaplex capital stock arise primarily from differences among the companies' certificates of incorporation and bylaws. Upon completion of the merger, holders of Mediaplex common stock will become holders of ValueClick common stock and their rights will be governed by Delaware law, the ValueClick amended and restated certificate of incorporation and the ValueClick bylaws.

    You are urged to read carefully the relevant provisions of Delaware law, as well as the certificates of incorporation and bylaws of ValueClick and Mediaplex. Copies of the certificate of incorporation and bylaws of Valueclick are exhibits to the registration statement that ValueClick filed with the SEC with respect to the offer and sale of shares of ValueClick common stock of which this document forms a part. Copies of the certificates of incorporation and bylaws of ValueClick and Mediaplex will be sent to you upon request. See "Where You Can Find More Information." The following table summarizes the differences among the companies' organizational documents.

Rights	ValueClick	Mediaplex

Capitalization	100,000,000 authorized shares of common stock. 20,000,000 authorized shares of preferred stock. No preferred stock currently outstanding.	150,000,000 authorized shares of common stock. 10,000,000 authorized shares of preferred stock. No preferred stock currently outstanding.
Voting rights	One vote per common share. No cumulative voting. Preferred stock votes as a class except as may expressly be required by law.	One vote per common share. No cumulative voting. Preferred stock voting rights to be determined by the board.

Number and election of directors	The bylaws provide for not less than two nor more than nine directorships. At present there are nine directors. Majority stockholder vote required to change the size of the board.
The certificate of incorporation and bylaws, as amended, provide for eight directorships, divided into three classes. At present, there are five directors.

Two-thirds stockholder approval required to change the size of the board.

Vacancies on the board of directors	Vacancies filled by a majority of remaining directors.	Vacancies filled by a majority of remaining directors.

Power to call special meetings	Special meetings may be called by the president or at the request in writing of stockholders owning a majority of the entire capital stock of the corporation issued and entitled to vote.	Power to call special meetings denied to stockholders.

Action by written consent of stockholders	Stockholders may act by written consent.	Stockholders may not act by written consent.

Amendment of organizational documents	The organizational documents may be amended, altered or repealed by a majority stockholder vote.
Two-thirds stockholder vote required to change provisions relating to:
•  the board of directors, including the number of members and vacancies;
•  the prohibition against stockholders taking action by written consent;
•  the indemnification of directors, officers, employees and agents;
•  the limitation on director liability; and
• manner in which advance notice of new business and stockholder nominations for the election of new directors be given.

State anti-takeover statute	Governed by Section 203 of Delaware Law.	Governed by Section 203 of Delaware Law.

Limitation on director liability
A director shall not be liable for breach of fiduciary duty as a director, except for liability:
•  for breach of the director's duty of loyalty;
•  for acts or omissions not in good faith;
•  under section 174 of the General Corporation Law of Delaware; and
	• for any transaction from which the director derived an improper personal benefit.	Director liability limited to the fullest extent permitted by law.

Indemnification of directors and officers	Indemnification provided to fullest extent of Delaware law.	Indemnification provided to fullest extent of Delaware law.

LEGAL MATTERS

    The validity of the shares of ValueClick's common stock offered by this document will be passed upon for ValueClick by Brobeck, Phleger & Harrison LLP, Los Angeles, California. Attorneys of Brobeck and members of their immediate families and trusts for their own benefit own less than 2,000 aggregate shares of ValueClick common stock prior to the date of this document.

    Brobeck, Phleger & Harrison LLP, counsel for ValueClick, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for Mediaplex, will pass upon certain federal income tax consequences of the merger for ValueClick and Mediaplex, respectively.

EXPERTS

    The consolidated financial statements and the financial statement schedule of ValueClick, Inc. as of December 31, 1999 and 2000, and for the period from May 1, 1998 (inception) through December 31, 1998 and for each of the two years in the period ended December 31, 2000, included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Mediaplex, Inc. as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

    Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

    ValueClick.  ValueClick has already held its 2001 annual meeting of stockholders. Should ValueClick stockholders wish to submit proposals to be included in the 2002 proxy statement, ValueClick must receive the proposals on or before December 20, 2001. Each stockholder may submit no more than one proposal, and that proposal, including any accompanying supporting statement, may not exceed 500 words. Additionally, eligibility to submit a proposal must be demonstrated by the stockholder by delivering to ValueClick a written statement from the record holder of the stockholder's securities, verifying that, at the time the proposal was submitted, the stockholder, for at least one year, continuously held ValueClick securities with a market value of $2,000 or more. The stockholder must also submit a written statement saying that the stockholder intends to continue to hold the securities through the date of the meeting of the stockholders. In the event a stockholder proposal is not submitted to ValueClick prior to March 5, 2002, the proxy to be solicited by the board of directors for the 2002 annual meeting will confer authority on the holders of the proxy to vote the shares in accordance with their best judgment and discretion if the proposal is presented at the 2002 annual meeting without any discussion of the proposal in the proxy statement for such a meeting. Address proposals to: ValueClick, Inc., 4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361, Attention: Secretary.

    Mediaplex.  Mediaplex has already held its 2001 annual meeting of stockholders. Mediaplex will hold an annual meeting in the year 2002 only if the merger has not been completed. If the 2002 annual meeting is held, proposals of Mediaplex stockholders that are intended to be presented by stockholders at Mediaplex's 2002 annual meeting of stockholders must be received by Mediaplex at its corporate offices no later than January 11, 2002 in order to be considered for possible inclusion in the proxy statement and form of proxy relating to the 2002 annual meeting. If a stockholder intends to submit a proposal at the 2002 annual meeting of stockholders which is not submitted in time to be eligible for inclusion in the proxy statement relating to that meeting, the stockholder must give notice to Mediaplex no earlier than March 11, 2002 and no later than March 31, 2002, in accordance with the requirements set forth in the Exchange Act and Mediaplex's bylaws. However, if the 2002 annual meeting of stockholders is held either before May 20, 2002 or after August 18, 2002, then the stockholder must give notice to Mediaplex no earlier than 90 days prior to the meeting date and no later than 70 days prior to the meeting date. If a stockholder fails to comply with the foregoing notice provisions, the proposal may not be brought before the meeting. All notices of proposals by stockholders, whether or not to be included in Mediaplex's proxy materials, should be sent to: Secretary, Mediaplex, Inc. 177 Steuart Street, Suite 600, San Francisco, CA 94105.

WHERE YOU CAN FIND MORE INFORMATION

    ValueClick and Mediaplex each file, and after the merger ValueClick will continue to file, reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661	Seven World Trade Center 13th Floor New York, New York 10048

    Reports, proxy statements and other information concerning ValueClick and Mediaplex may be inspected at: The Nasdaq National Market, 1735 K Street, Washington, D.C. 20006.

    Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at l-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding each of ValueClick and Mediaplex and, after the merger, ValueClick. The address of the SEC's Web site is http://www.sec.gov.

    ValueClick filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the offer and sale of shares of ValueClick common stock in connection with the merger. This document constitutes a prospectus filed as part of that registration statement. This document does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as described above.

    This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth in this document by reference or in ValueClick's or Mediaplex's affairs since the date of this document. The information contained in this document with respect to ValueClick was provided by ValueClick and the information contained in this document with respect to Mediaplex was provided by Mediaplex.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

    The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding the period following completion of the merger.

    This document contains forward-looking statements based on current projections about operations, industry, financial condition and liquidity. Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger or our business, identify forward-looking statements. You should note that the discussion of ValueClick's and Mediaplex's board of directors' reasons for the merger and the description of their respective financial advisors opinions contains many forward looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward looking expectations may have changed as of the date of this document. In addition, any statements that refer to expectations, projections or other characterizations or future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

    All forward-looking statements reflect management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to the businesses of ValueClick and Mediaplex, the uncertainty concerning the completion of the merger and the matters discussed under "Risk Factors," among others, could cause actual results to be materially adverse from those described in the forward-looking statements. These factors include: relative value of ValueClick's and Mediaplex's common stocks, the market's difficulty in valuing ValueClick's and Mediaplex's business, the failure to realize the anticipated benefits of the merger and conflicts of interest of directors recommending the merger. You are cautioned not to place undue reliance on the forward- looking statements, which speak only of the date of this document or the date indicated in this document.

    All subsequent forward-looking statements attributable to ValueClick or Mediaplex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

TRADEMARKS

    This document contains trademarks and service marks of ValueClick and Mediaplex, as well as the trademarks of others. Mediaplex's trademarks include MOJO® and ADWARE®.

    All other brand names or trademarks appearing in this document are the property of their respective holders.

INDEX TO FINANCIAL STATEMENTS

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements
Introduction to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements	F-2
Unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as of June 30, 2001	F-3
Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations for the six-month period ended June 30, 2001	F-4
Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations for the year ended December 31, 2000	F-5
Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements	F-6

VALUECLICK, INC.

Audited Consolidated Financial Statements
Report of Independent Accountants	F-9
Consolidated Balance Sheets at December 31, 1999 and 2000	F-10
Consolidated Statements of Operations for the period from May 1, 1998 (inception) through December 31, 1998 and the years ended December 31, 1999 and 2000	F-11
Consolidated Statements of Stockholders' Equity for the period from May 1, 1998 (inception) through December 31, 1998 and the years ended December 31, 1999 and 2000	F-12
Consolidated Statements of Cash Flows for the period from May 1, 1998 (inception) through December 31, 1998 and the years ended December 31, 1999 and 2000	F-14
Notes to Consolidated Financial Statements	F-16
Schedule II—Valuation and Qualifying Accounts	F-38
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2000 and June 30, 2001.	F-39
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three-month periods ended June 30, 2000 and 2001	F-40
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six-month periods ended June 30, 2000 and 2001	F-41
Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2000 and 2001	F-42
Unaudited Notes to Condensed Consolidated Financial Statements	F-43

MEDIAPLEX, INC.

Audited Consolidated Financial Statements
Report of Independent Accountants	F-50
Consolidated Balance Sheets as of December 31, 1999 and 2000	F-51
Consolidated Statements of Operations for the years ended December 31, 1998, 1999 and 2000	F-52
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1997, 1998, 1999 and 2000	F-53
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000	F-54
Notes to Consolidated Financial Statements	F-56
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2000 and June 30, 2001.	F-75
Unaudited Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2000 and 2001	F-76
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2000 and 2001	F-77
Unaudited Notes to Interim Condensed Consolidated Financial Statements	F-78

F–1

INTRODUCTION TO
UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

    In July 2001, ValueClick signed a definitive merger agreement with Mediaplex. The following unaudited pro forma combined condensed consolidated financial statements present the effects of the proposed merger between ValueClick and Mediaplex under the purchase method of accounting. Upon closing of the merger, Mediaplex stockholders will receive 0.4113 shares of ValueClick stock for each share of Mediaplex.

    The accompanying unaudited pro form combined condensed consolidated balance sheet assumes that the merger took place as of June 30, 2001. The unaudited pro forma combined condensed consolidated balance sheet combines the unaudited condensed balance sheet of ValueClick as of June 30, 2001 and the unaudited condensed consolidated balance sheet of Mediaplex as of June 30, 2001.

    The accompanying unaudited pro forma combined condensed consolidated statement of operations for the six-month period ended June 30, 2001 present the unaudited condensed consolidated statement of operations of ValueClick for the six-month period ended June 30, 2001 combined with Mediaplex unaudited condensed statement of operations for the six-month period ended June 30, 2001. The accompanying pro forma combined condensed consolidated statement of operations for the year ended December 31, 2000 present ValueClick's consolidated statement of operations for the year ended December 31, 2000 combined with Mediaplex consolidated statement of operations for the year ended December 31, 2000 and also the pro forma results of operations of Bach Systems, Inc. for the period January 1, 2000 through the October 31, 2000 acquisition date by ValueClick. The acquisition of Bach Systems, Inc. was accounted for using the purchase method and the results of operations for the period subsequent to the acquisition date are included in the historical results of ValueClick. The unaudited pro forma combined condensed consolidated statements of operations give effect to the merger with Mediaplex as if it occurred as of January 1, 2000.

    The unaudited pro forma combined condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC, are provide for illustrative purposes only and are not neccessarily indicative of the operations results or financial position that actually would have occurred if the merger had been consummated as of the date indicated, nor are they necessarily indicative of future operating results or financial position. The combined company will focus on the growing Internet advertising solutions market. The pro forma adjustments are based on the information available at the date of this joint proxy statement-prospectus and are subject to change based upon completion of the transaction and final purchase price allocation.

    These unaudited pro forma combined condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of ValueClick and the historical consolidated financial statements and notes thereto of Mediaplex and the respective ValueClick and Mediaplex "Management Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere in this joint proxy statement/prospectus.

F–2

ValueClick, Inc.
Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet
June 30, 2001

	Historical
(In thousands)			Pro Forma Adjustments (a), (b) and (c)
	ValueClick	Mediaplex		Pro Forma
Assets
Cash and cash equivalents	$120,858	$10,269	$—	$131,127
Marketable securities	—	10,050	—	10,050
Restricted cash	—	1,134	—	1,134
Accounts receivable, net	9,716	6,727	—	16,443
Prepaid expenses	748	—	—	748
Deferred tax assets	1,344	—	—	1,344
Other current assets	—	1,272	—	1,272

Current assets	132,666	29,452	—	162,118
Property and equipment, net	3,838	10,391	(9,436)	4,793
Intangible assets, net	6,550	16,956	(16,956)	6,550
Long-term investments	—	29,211	—	29,211
Other assets	604	907	(11)	1,500

Total assets	$143,658	$86,917	$(26,403)	$204,172

Liabilities and Stockholders' Equity
Accounts payable and accrued expenses	$6,245	$7,916	$2,075	$16,236
Note payable, current portion	10	—	—	10
Income taxes payable	708	—	—	708
Deferred revenue	230	800	—	1,030
Capital lease obligation	—	209	—	209
Note payable to stockholders, current portion	—	100	—	100

Current liabilities	7,193	9,025	2,075	18,293
Note payable, less current portion	5	—	—	5
Deferred revenue	—	—	—	—
Capital lease obligation	—	354	—	354
Note payable to stockholders, less current portion	—	97	—	97
Other liabilities	—	33	—	33
Minority interest in subsidiary	12,737	—	—	12,737
Preferred stock	—	—	—	—
Common stock	37	4	11	52
Additional paid-in capital	189,982	168,079	(119,164)	238,897
Warrants	—	2,040	(2,040)	—
Treasury stock	(574)	(703)	703	(574)
Deferred compensation	(2,255)	(202)	202	(2,255)
Accumulated deficit	(59,492)	(91,988)	91,988	(59,492)
Cumulative other comprehensive gain (loss)	(3,975)	178	(178)	(3,975)

Total stockholders' equity	123,723	77,408	(28,478)	172,653

Total liabilities and stockholders' equity	$143,658	$86,917	$(26,403)	$204,172

See Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

F–3

ValueClick, Inc.
Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations
for the six-month period ended
June 30, 2001

	Historical
(in thousands, except per share data)			Pro Forma Adjustments		Pro Forma Operations
	ValueClick	MediaPlex
Revenues	$22,376	$14,308	$(6,300)	(h)	$30,384
Cost of revenues	10,876	7,089	(4,588)	(h)	13,337

Gross profit	11,500	7,219	(1,712)	(h)	17,007
Operating expenses:
Sales and marketing (Pro Forma total excludes stock-based compensation of $657)	5,754	5,904	(148)	(d)	10,816
			(694)	(h)
General and administrative (Pro Forma total excludes stock-based compensation of $1,991)	6,678	6,176	(2,993)	(e)	8,701
			(1,160)	(d)
Research and product development (Pro Forma total excludes stock-based compensation of $164)	1,894	4,678	111	(d)	6,683
Stock-based compensation	1,615	—	1,197	(d)	2,812
Amortization of intangible assets	901	4,461	(4,461)	(e)	901
Merger-related costs	980	—	—		980
Restructuring charge	—	2,373	—		2,373

Total operating expenses	17,822	23,592	(8,148)		33,266

Income (loss) from operations	(6,322)	(16,373)	6,436		(16,259)
Interest income, net	2,564	1,436	—		4,000
Gain on sale of marketable securities	701	—	—		701

Income (loss) before income taxes and minority interests	(3,057)	(14,937)	6,436		(11,558)
Provision for income taxes	(20)	—	—	(f)	(20)

Income (loss) before minority interest	(3,037)	(14,937)	6,436		(11,538)
Minority share of income in subsidiary	(39)	—	—		(39)

Net income (loss)	$(3,076)	$(14,937)	$6,436		$(11,557)

Historical basic and diluted net loss per share	$(0.08)	$(0.42)

Shares used in the historical basic and diluted net loss per share	36,448	35,855

Pro forma basic and diluted net loss per common share					$(0.23) (g)

Pro forma shares used to calculate net loss per common share					51,322 (g)

See Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

F–4

ValueClick, Inc.
Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations
for the year ended
December 31, 2000

	Historical
(in thousands, except per share data)			Pro Forma Bach Systems, Inc.(3)	Pro Forma Adjustments		Pro Forma Operations
	ValueClick	MediaPlex
Revenues	$64,332	$63,636	$7,050	$(55,077)	(h)	$79,941
Cost of revenues	31,930	43,799	5,253	(40,691)	(h)	40,291

Gross profit	32,402	19,837	1,797	(14,386)	(h)	39,650
Operating expenses:
Sales and marketing (Pro Forma total excludes stock-based compensation of $2,583)	11,436	22,786	39	(973)	(d)	30,823
				(2,465)	(h)
General and administrative (Pro Forma total excludes stock-based compensation of $12,886)	12,896	22,181	809	(3,443)	(e)	22,275
				(10,168)	(d)
Research and product development (Pro Forma total excludes stock-based compensation of $1,163)	4,846	10,307	—	(433)	(d)	14,720
Stock-based compensation	5,058	—	—	11,574	(d)	16,632
Amortization of intangibles	1,069	4,700	690	(4,700)	(e)	1,759
Merger-related costs	353	—	—	—		353
Restructuring charge	—	1,929	—	—		1,929

Total operating expenses	35,658	61,903	1,538	(10,608)		88,491

Income (loss) from operations	(3,256)	(42,066)	259	(3,778)		(48,841)
Interest income, net	4,120	4,587	7	—		8,714
Loss on sale of marketable securities	(9,006)	—	—	—		(9,006)
Impairment write-down of marketable securities	(60,233)	—	—	—		(60,233)
Gain on subsidiary stock issuance	13,656	—	—	—		13,656
Gain on sale of subsidiary stock	2,344	—	—	—		2,344

Income (loss) before income taxes and minority interests	(52,375)	(37,479)	266	(3,778)		(93,366)
Provision for income taxes	2,539	—	382	—	(f)	2,921

Income (loss) before minority interest	(54,914)	(37,479)	(116)	(3,778)		(96,287)
Minority share of income in subsidiary	(419)	—	—	—		(419)

Net income (loss)	$(55,333)	$(37,479)	$(116)	$(3,778)		$(96,706)

Historical basic and diluted net loss per share	$(1.72)	$(1.11)

Shares used in the calculation of historical basic and diluted net loss per share	32,151	33,756

Pro forma basic and diluted net loss per common share						$(2.06) (g)

Pro forma shares used to calculate net loss per common share						47,025 (g)

See Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

F–5

VALUECLICK, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Purchase Price

    The total purchase price of Mediaplex was calculated as follows:

(All figures in thousands, except per share data)
Stock issued—
Shares	14,874
Fair value per share	$2.95
		$43,930
Fair value of options and warrants assumed		5,000
Estimated direct transaction costs		2,075

Total purchase price		51,006
Estimated net book value of assets acquired		77,408

Difference		(26,403)
Adjustments to non-current assets:
Intangible assets, net		16,956
Property and equipment, net		9,436
Other non-monetary non-current assets		11

Total adjustments to non-current assets		$26,403

    The fair value per share represents the average market price of ValueClick common stock, as quoted on The Nasdaq National Market for the day immediately prior to, the day of and the day immediately after, the announcement of the acquisition. The fair value of options and warrants assumed was estimated using the Black-Scholes option pricing model using the following assumptions: 52% of expected volatility; 3.66% risk free interest rate; 5 year expected term; and a zero dividend yield.

    The net book value of the assets acquired exceeded the total purchase price. The amounts of the non-current assets written off are presented as if the transaction occurred on June 30, 2001.

2. Pro Forma Adjustments:

  The pro forma adjustments to the unaudited pro forma combined condensed consolidated financial statements reflect the following;

  (a)
  PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS AND OTHER NON-CURRENT ASSETS—As discussed in Note 8 of the Mediaplex quarterly financial statements as of June 30, 2001, Mediaplex performed an impairment assessment of its long-lived assets and determined that no impairment existed based on Mediaplex's undiscounted cash flows. The elimination of the Mediaplex property and equipment, intangible assets, and other non-current asset balances is a result of applying purchase accounting to the transaction considering that the net book value of the assets acquired was in excess of the purchase price.
  (b)
  ACCOUNTS PAYABLE AND ACCRUED EXPENSES—To record an accrual for the direct merger related costs.
  (c)
  STOCKHOLDERS' EQUITY ACCOUNTS—The adjustments to stockholders' equity to reflect the elimination of Mediaplex stockholders' equity accounts, the issuance of ValueClick common stock and the recognition of the extraordinary gain on the purchase transaction.
  (d)
  SALES AND MARKETING, GENERAL AND ADMINISTRATIVE, RESEARCH AND PRODUCT DEVELOPMENT, AND STOCK-BASED COMPENSATION—To reclassify the Mediaplex historical stock-based compensation to conform to the financial presentation of

F–6

    ValueClick. Total pro forma stock-based compensation excluded from the individual statement of operations line items was as follows (In thousands):

	Year Ended December 31, 2000	Six Months Ended June 30, 2001
Sales and marketing	$2,583	$657
General and administrative	12,886	1,991
Research and product development	1,163	164

	$16,632	$2,812

  (e)
  GENERAL AND ADMINISTRATIVE AND AMORTIZATION OF INTANGIBLES—The adjustment to depreciation and amortization reflects the elimination of the Mediaplex property and equipment, intangible assets, and other non-current asset balances. Depreciation expense was included in general and administrative expense. The amortization of certain of the previously recorded Mediaplex intangible assets was not deductible for tax purposes, therefore the deletion of such assets yields a lower effective tax rate.
  (f)
  INCOME TAXES—The income tax adjustment for the tax effect of the depreciation adjustment was fully offset by net operating losses.
  (g)
  PRO FORMA BASIC AND DILUTED NET LOSS PER SHARE—Reflects the issuance of approximately 14,874,000 shares of our common stock, excluding shares to be issued upon exercise of options to purchase shares of Mediaplex common stock assumed in the acquisition and after giving effect to the exchange ratio as contemplated in the merger agreement.
  (h)
  EXILE ON SEVENTH—The adjustments to operations is to reflect the revenue and related cost of the online media planning, buying and account management services transitioned to Exile on Seventh.

3. Pro Forma Bach Systems, Inc.

   The following table details the unaudited pro forma statement of operations of Bach Systems, Inc. for the ten-month period ended October 31, 2000 and gives effect to the Bach Systems, Inc. acquisition under the purchase method of accounting and assumes the transaction was consummated on January 1, 2000.

    The pro forma adjustments and the resulting unaudited pro forma statement of operations have been prepared based upon information and certain assumptions and estimates deemed appropriate by ValueClick. ValueClick's management believes that the pro forma adjustments and the underlying assumptions and estimates reasonably present the significant effects of the transaction reflected thereby and that any subsequent changes in the underlying assumptions and estimates will not materially affect the unaudited pro forma statement of operations presented herein. The unaudited pro forma statement

F–7

of operations do not reflect changes that may occur as the result of post-transaction activities and other matters.

(In thousands)	Historical Bach Systems, Inc.	Pro Forma Adjustments	Pro Forma Bach Systems, Inc.
Revenues	$7,050	$—	$7,050
Cost of revenues	5,253	—	5,253

Gross profit	1,797	—	1,797
Operating expenses:
Sales and marketing	39	—	39
General and administrative	809	—	809
Amortization of intangibles	—	690 (i)	690

Total operating expenses	848	690	1,538

Income (loss) from operations	949	(690)	259
Interest income, net	7	—	7

Income (loss) before income taxes and minority interests	956	(690)	266
Provision for income taxes	—	382 (ii)	382

Net income (loss)	$956	$(1,072)	$(116)

(i)
Amortization of Intangible Assets—The recognition of goodwill is a result of applying purchase accounting to these transactions and will be amortized over a five year period. The amortization of this goodwill is not deductible for tax purposes, therefore yielding a higher effective tax rate than would be expected from applying an effective tax rate of 40% to income before taxes.
(ii)
Provision for Income Taxes—Historically Bach Systems, Inc. was a Subchapter-S Corporation and was not subject to Federal and state income taxes. The adjustment for income taxes represents the tax effect of Bach Systems, Inc.'s income before taxes computed at a 40% income tax rate for estimated Federal and state income taxes.

4. New Accounting Pronouncement:

   In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 141 (SFAS No. 141) "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for combinations initiated after June 30, 2001. In addition, SFAS No. 141 broadens the criteria for recording intangible assets separate from goodwill. Previously recorded goodwill and intangibles will have to be evaluated against the new criteria and may result in certain intangible assets being reclassified as goodwill or alternatively, previously recorded intangible assets that were recorded as goodwill may be separately recorded apart from goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of SFAS No. 142, goodwill will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill, including goodwill recorded in past business combinations, will cease. The adoption date for the Company will be January 1, 2002 and ValueClick is still assessing what the impact of SFAS No. 141 and SFAS No. 142 will be on its results of operations and financial position.

F–8

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
ValueClick, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of ValueClick, Inc. and its subsidiaries (the "Company") at December 31, 1999 and 2000, and the results of their operations and their cash flows for the period from May 1, 1998 (inception) through December 31, 1998 and each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule set forth on page ___ of the accompanying index presents fairly, in all material respect, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Woodland Hills, California
July 12, 2001

F–9

VALUECLICK, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	1999	2000
Assets
Current assets:
Cash and cash equivalents	$3,681,000	$121,204,000
Marketable securities	—	6,246,000
Accounts receivable, net of allowance for doubtful accounts of $849,000 and $1,759,000 as of December 31, 1999 and 2000, respectively	8,858,000	12,974,000
Prepaid expenses and other current assets	561,000	1,085,000
Deferred tax assets	384,000	1,373,000

Total current assets	13,484,000	142,882,000
Property and equipment, net	1,212,000	3,235,000
Acquired software, net	67,000	414,000
Intangible assets, net	3,859,000	7,013,000
Other assets	115,000	506,000

Total assets	$18,737,000	$154,050,000

Liabilities and Stockholders' Equity
Accounts payable and accrued expenses	$4,865,000	$10,461,000
Income taxes payable	1,245,000	2,828,000
Deferred revenue	389,000	446,000
Note payable, current portion	10,000	111,000
ValueClick Japan short term borrowing	147,000	—

Current liabilities	6,656,000	13,846,000
Note payable, less current portion	20,000	13,000
Deferred tax liabilities	15,000	—
Minority interest in ValueClick Japan	453,000	12,698,000
Stockholders' equity:
Convertible preferred stock, $0.001 par value; 20,000,000 shares authorized; 2,932,648 and 402,103 shares issued and outstanding at December 31, 1999 and 2000, respectively	3,000	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 17,513,577 and 36,068,533 shares issued and outstanding at December 31, 1999 and 2000, respectively;	18,000	37,000
Additional paid-in capital	18,363,000	190,595,000
Treasury stock, at cost, 0 and 123,500 shares at December 31, 1999 and 2000, respectively	—	(574,000)
Deferred stock compensation	(5,678,000)	(4,529,000)
Accumulated deficit	(1,083,000)	(56,416,000)
Cumulative other comprehensive loss	(30,000)	(1,620,000)

Total stockholders' equity	11,593,000	127,493,000

Total liabilities and stockholders' equity	$18,737,000	$154,050,000

The accompanying notes are an integral part of these consolidated financial statements.

F–10

VALUECLICK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Period From May 1, 1998 (inception) through December 31, 1998
		Year-ended December 31,
		1999	2000
Revenues	$2,059,000	$25,971,000	$64,332,000
Cost of revenues	1,107,000	12,465,000	31,930,000

Gross profit	952,000	13,506,000	32,402,000
Operating expenses:
Sales and marketing (excludes stock-based compensation of $0, $1,122,000, and $1,610,000 for 1998, 1999 and 2000, respectively)	523,000	2,989,000	11,436,000
General and administrative (excludes stock-based compensation of $61,000, $1,893,000, and $2,718,000 for 1998, 1999 and 2000, respectively)	410,000	4,706,000	12,896,000
Product development (excludes stock-based compensation of $0, $491,000, and $730,000 for 1998, 1999 and 2000, respectively)	155,000	1,100,000	4,846,000
Stock-based compensation	61,000	3,506,000	5,058,000
Amortization of intangibles assets and acquired software	33,000	401,000	1,069,000
Merger-related costs	—	—	353,000

Total operating expenses	1,182,000	12,702,000	35,658,000

Income (loss) from operations	(230,000)	804,000	(3,256,000)
Equity in loss of ValueClick Japan	(9,000)	(64,000)	—
Interest income, net	7,000	45,000	4,120,000
Loss on sale of marketable securities	—	—	(9,006,000)
Impairment write-down of marketable securities	—	—	(60,233,000)
Gain on ValueClick Japan stock issuance	—	—	13,656,000
Gain on sale of ValueClick Japan stock	—	—	2,344,000

Income (loss) before income taxes and minority interests	(232,000)	785,000	(52,375,000)
Provision for income taxes	—	1,853,000	2,539,000

Net loss before minority interest	(232,000)	(1,068,000)	(54,914,000)
Minority share of income in ValueClick Japan	—	(6,000)	(419,000)

Net loss	$(232,000)	$(1,074,000)	$(55,333,000)

Basic and diluted net loss per common share (note 10)	$(0.02)	$(0.06)	$(1.72)

Shares used to calculate basic and diluted net loss per common share (note 10)	12,640,000	17,683,000	32,151,000

The accompanying notes are an integral part of these consolidated financial statements.

F–11

VALUECLICK, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	LLC Membership Interests
			Preferred Stock		Common Stock					Cumulative Other Comprehensive Income
Pooled Historical Equity Section							Additional Paid-in Capital	Treasury Stock	Deferred Stock Compensation		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 1, 1998 (inception)
Issuance of LLC membership interests	1,885,000	$926,000	—	$—	—	$—	$—	$—	$—	$—	$—	$926,000
Charge for issuance of LLC interests to employees	609,000	61,000	—	—	—	—	—	—	—	—	—	61,000
Net loss	—	—	—	—	—	—	—	—	—	—	(232,000)	(232,000)
Exchange of LLC membership interests to stock in the C-corporation upon reincorporation and conversion	(2,494,000)	(987,000)	1,344,936	1,000	9,919,004	10,000	753,000	—	—	—	223,000	—

Balance at December 31, 1998	—	—	1,344,936	1,000	9,919,004	10,000	753,000	—	—	—	(9,000)	755,000
Issuance of Series C preferred stock, net	—	—	1,301,850	2,000	—	—	3,497,000	—	—	—	—	3,499,000
Deferred stock compensation	—	—	—	—	—	—	8,621,000	—	(8,621,000)	—	—	—
Charge for issuance of stock and stock options to non-employees	—	—	—	—	—	—	563,000	—	—	—	—	563,000
Amortization of stock-based compensation	—	—	—	—	—	—	—	—	2,943,000	—	—	2,943,000
Issuance of common stock to acquire ValueClick Japan	—	—	—	—	320,000	—	4,147,000	—	—	—	—	4,147,000
Issuance of ClickAgents and Z Media shares	—	—	285,862	—	7,271,657	8,000	779,000	—	—	—	—	787,000
Exercise of common stock options	—	—	—	—	2,916	—	3,000	—	—	—	—	3,000
Comprehensive loss:	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(1,074,000)	(1,074,000)
Foreign currency translation	—	—	—	—	—	—	—	—	—	(30,000)	—	(30,000)

Total comprehensive loss	—	$—	—	$—	—	$—	$—	$—	$—	$(30,000)	$(1,074,000)	$(1,104,000)

F–12

VALUECLICK, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	LLC Membership Interests
			Preferred Stock		Common Stock					Cumulative Other Comprehensive Income
Pooled Historical Equity Section							Additional Paid-in Capital	Treasury Stock	Deferred Stock Compensation		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 1999	—	$—	2,932,648	$3,000	17,513,577	$18,000	$18,363,000	$—	$(5,678,000)	$(30,000)	$(1,083,000)	$11,593,000

Conversion of preferred stock	—	—	(2,646,786)	(3,000)	5,293,572	5,000	(2,000)	—	—	—	—	—
Stock issuance in DoubleClick transaction	—	—	—	—	7,878,562	8,000	95,788,000	—	—	—	—	95,796,000
Sale of common stock in initial public offering	—	—	—	—	4,000,000	4,000	68,580,000	—	—	—	—	68,584,000
Stock issued in purchase business combinations	—	—	—	—	750,000	1,000	3,119,000	—	—	—	—	3,120,000
Issuance of Z Media shares	—	—	116,241	—	—	—	504,000	—	—	—	—	504,000
Purchase of treasury shares	—	—	—	—	—	—	—	(574,000)	—	—	—	(574,000)
Common stock issuance to ValueClick Japan	—	—	—	—	48,836	—	—	—	—	—	—	—
Deferred stock compensation	—	—	—	—	—	—	3,910,000	—	(3,910,000)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	—	—	5,059,000	—	—	5,059,000
Exercise of common stock options	—	—	—	—	583,986	1,000	333,000	—	—	—	—	334,000
Comprehensive loss:	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(55,333,000)	(55,333,000)
Foreign currency translation	—	—	—	—	—	—	—	—	—	(1,590,000)	—	(1,590,000)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(1,590,000)	(55,333,000)	(56,923,000)

Balance at December 31, 2000	—	$—	402,103	$—	36,068,533	$37,000	$190,595,000	$(574,000)	$(4,529,000)	$(1,620,000)	$(56,416,000)	$127,493,000

    The accompanying notes are an integral part of these consolidated financial statements.

F–13

VALUECLICK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period From May 1, 1998 (inception) through December 31, 1998
		Year-ended December 31,
		1999	2000
Cash Flows From Operating Activities:
Net loss	$(232,000)	$(1,074,000)	$(55,333,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	43,000	554,000	1,880,000
Provision for doubtful accounts	8,000	841,000	2,600,000
Equity in loss of ValueClick Japan	9,000	64,000	—
Stock-based compensation	61,000	3,506,000	5,058,000
Gain on the issuance of ValueClick Japan stock	—	—	(13,656,000)
Loss on the sale of marketable securities	—	—	9,006,000
Gain on the sale of ValueClick Japan stock	—	—	(2,344,000)
Impairment write-down of Marketable securities	—	—	60,233,000
Minority share of income of ValueClick Japan	—	6,000	419,000
Changes in operating assets and liabilities, net of the effect of acquisitions:	—	—	—
Accounts receivable	(726,000)	(8,507,000)	(5,004,000)
Receivable from ValueClick Japan	(10,000)	—	—
Prepaid expenses and other current assets	(27,000)	(558,000)	(939,000)
Accounts payable and accrued liabilities	343,000	4,350,000	4,350,000
Income taxes payable	—	1,124,000	1,704,000
Deferred revenue	15,000	173,000	42,000
Benefit from deferred income taxes	—	(369,000)	(987,000)

Net cash provided by (used in) operating activities	(516,000)	110,000	7,029,000

Cash Flows From Investing Activities:
Net proceeds for the sale of marketable securities	—	—	12,941,000
Net cash paid for business acquisition	—	—	(1,533,000)
Purchases of property and equipment	(113,000)	(1,233,000)	(2,796,000)
Purchases of intangible assets	—	—	(655,000)
Investment in ValueClick Japan	(100,000)	(263,000)	—
Acquisition of ValueClick Japan, net of cash received	—	413,000	—
Proceeds from ValueClick Japan minority shareholder	—	67,000	—

Net cash provided by (used in) investing activities	(213,000)	(1,016,000)	7,957,000

Cash Flows From Financing Activities:
Net proceeds received from the sale of stock	17,000	765,000	69,084,000
Net proceeds received from the ValueClick Japan stock issuance	—	—	25,425,000
Proceeds received from the DoubleClick transaction	—	—	10,000,000
Purchase of treasury shares	—	—	(574,000)
Net proceeds received from the issuance of Series C preferred stock	—	3,499,000	—

F–14

Proceeds received from the issuance of short-term debt	200,000	262,000	—
Repayments on short-term debt	—	(204,000)	(147,000)
Repayments on note payable—auto	—	(1,000)	(31,000)
Net proceeds received from the issuance of LLC membership interests	776,000	—	—
Proceeds from common stock issued related to exercises of stock options	—	3,000	334,000

Net cash provided by financing activities	993,000	4,324,000	104,091,000

Effect of currency translations	—	(1,000)	(1,554,000)

Increase (decrease) in cash and cash equivalents	264,000	3,417,000	117,523,000
Cash and cash equivalents, beginning of period	—	264,000	3,681,000

Cash and cash equivalents, end of period	$264,000	$3,681,000	$121,204,000

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$1,000	$28,000

Cash paid for taxes	$—	$977,000	$956,000

Non-cash investing and financing activities:
Issuance of common stock in the Bach Systems, Inc. acquisition	$—	$—	$3,120,000

Issuance of common stock in the DoubleClick transaction	$—	$—	$8,578,800

Issuance of LLC membership interests for acquired software	$150,000	$—	$—

Issuance of LLC membership interests for employee services	$61,000	$—	$—

Conversion of LLC membership interests into Series A and B preferred stock	$776,000	$—	$—

Conversion of LLC membership interests into common stock	$211,000	$—	$—

Equipment obtained under note payable	$—	$30,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

F–15

VALUECLICK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

    ValueClick, Inc. ("ValueClick" or the "Company") is an Internet based advertising network that provides a performance based advertising solutions on a cost-per-click, cost-per-action and cost-per-lead basis to advertisers and e-commerce companies.

    ValueClick commenced operations as ValueClick, LLC, a California limited liability company, on May 1, 1998 (inception). Prior to the formation of ValueClick, LLC, the ValueClick Internet advertising delivery business began in July 1997 as a line of business within Web-Ignite Corporation, an S-corporation wholly owned by the founding member of ValueClick, LLC. The reorganization and formation of ValueClick, LLC was accounted for as a transaction by entities under common control and was effected by the founding member causing Web-Ignite to transfer the rights to the ValueClick trademarks, domain names, the trademark, license, software license and copyright agreements with Trans-Pacific Ltd., predecessor to ValueClick Japan, and the rights to the advertising delivery software used in the business to ValueClick, LLC. On December 31, 1998, ValueClick, LLC completed its conversion and reincorporation from a California LLC to a Delaware C-corporation by completing a merger with ValueClick, Inc., a Delaware C-corporation formed by ValueClick, LLC. The accompanying consolidated financial statements reflect the conversion and reincorporation.

Principles of Consolidation

    The consolidated financial statements include the accounts of the Company, its majority owned subsidiary ValueClick Japan, and its wholly-owned subsidiaries, ClickAgents.com, Inc. ("ClickAgents"), Z Media, Inc. ("Z Media"), Bach Acquisition Corp., ValueClick Europe, ValueClick France, ValueClick Germany, ValueClick Brazil and ValueClick Canada. All material intercompany transactions have been eliminated in consolidation.

    The consolidated financial statements include the accounts of the Company and its subsidiaries from the dates of their respective acquisitions, acquisition of majority voting control or date of formation, for subsidiaries accounted for as a pooling of interests, all prior period financial statements have been restated to include the results of their operations. As more fully discussed in Note 2, the Company consummated its mergers with ClickAgents and Z Media in December 2000 and January 2001, respectively, and all prior period financial statements have been restated to include the results of ClickAgents and Z Media.

Initial Public Offering

    On March 30, 2000 the Company completed its initial public offering in which the Company sold 4,000,000 shares of its Common Stock at $19.00 per share. The initial public offering closed on April 5, 2000. The proceeds to the Company from the offering, after deducting direct incremental costs and underwriting discounts and commissions, were $68.6 million. Upon the closing of the offering, all of the Company's then outstanding Preferred Stock automatically converted into Common Stock on a one-for-one basis. After the offering, the Company's authorized capital consists of 120,000,000 shares of capital stock (100,000,000 shares of Common Stock at a par value of $0.001 per share and 20,000,000 shares of Preferred Stock at a par value of $0.001 per share.)

F–16

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

    The Company considers all short-term highly liquid investments with an original maturity at date of purchase of three months or less to be cash equivalents. At December 31, 1999 and 2000, cash equivalents consist of money market accounts.

Marketable Securities

    Marketable securities are comprised of the available for sale investment in DoubleClick common stock as discussed in Note 3. Such investments are recorded at fair value and unrealized losses are recorded as a separate component of stockholders' equity, net of tax, until realized or until a determination is made that an other than temporary decline in market value has occurred. Factors considered by management in assessing whether an other than temporary impairment has occurred include: fair value is significantly below cost for a significant period of time, generally six months or more; whether the decline in fair value is attributable to specific adverse conditions affecting the investment; the financial condition of the investee; and whether the Company has both the ability and intent to hold the investment. When it is determined that an other than temporary impairment has occurred, the investment is permanently written down to the market value at the end of the period in which it is determined that an other than temporary decline has occurred. The costs of securities sold is based upon the specific identification method.

Property and Equipment

    Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years. Leasehold improvements are amortized over their estimated useful lives, or the term of the lease, whichever is shorter.

Acquired Software

    Acquired software represents certain software used in the Internet advertising delivery, tracking and performance analysis. The delivery software was acquired from a founding member of ValueClick, LLC in exchange for a 15% ownership interest in ValueClick, LLC on May 1, 1998. The acquisition of the advertising delivery software was accounted for as a nonmonetary exchange and the acquired software was valued at $150,000. The tracking and performance analysis software was acquired through the purchase of the core technologies of StraightUP!, Inc. in September 2000, for a net purchase price of $395,000. The acquired software is being amortized on a straight-line basis over an estimated useful life of 3 years with accumulated amortization amounting to $83,000 and $168,000 at December 31, 1999 and 2000, respectively.

F–17

Intangibles

    Intangible assets are primarily comprised of goodwill which represents the excess of the cost of the acquired business over the net assets acquired and is being amortized on a straight-line basis over 5 years. Accumulated amortization at December 31, 1999 and 2000 amounted to $351,000 and $1,334,000, respectively.

    The Company's intangible assets are primarily related to specific operating units such as ValueClick Japan and Bach Systems with minimal enterprise level goodwill. The carrying amounts of intangible assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value. Factors considered by the Company include, but are not limited to, significant under performance relative to expected historical or projected future operating results, and significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business. If this review indicates that intangible assets are not recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company measures any permanent impairment based on the projected discounted cash flows using a discount rate commensurate with the inherent risks in the Company's business model. To date, no such impairment has been necessary.

Revenue Recognition

    The Company's revenues are principally derived from the delivery of advertising click-throughs, actions, as specifically defined, from click-throughs and customer leads delivered from third-party Web sites comprising the ValueClick Consolidated Network (the "Network"). Revenue is recognized in the period that the advertising click-throughs or actions occur or when lead-based information is delivered, provided that no significant Company obligations remain and collection of the resulting receivable is probable. To date, the Company's agreements have not required guaranteed a minimum number of click-throughs or actions.

    The Company becomes obligated to make payments to third-party Web sites, which have contracted with the Company to be part of the Network, in the period the advertising click-throughs or actions are delivered. Such expenses are classified as cost of revenues in the accompanying consolidated statements of operations.

    Deferred revenue represents payments received in advance of the delivery of performance based advertising products. Such fees will be recognized as revenues once the advertising delivery is made and no significant Company obligations remain.

    To date, the Company has not had any barter transactions.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The objective of this SAB is to provide further guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The adoption of the guidance in SAB No. 101 during the year ended December 31, 2000 did not have a material impact on the Company's financial position or results of operations.

F–18

Cost of Revenues

    Cost of revenues consists of payments to third-party web sites in the Company's Network, telecommunication costs and depreciation of equipment used for ad delivery related to the Company's ad delivery infrastructure.

Sales and Marketing

    Sales and marketing expenses include salaries, sales commissions, employee benefits, travel and related expenses for the Company's sales force, and advertising costs.

    Advertising costs are expensed as incurred and totaled approximately $318,000 for the period from May 1, 1998 (inception) through December 31, 1998, $1.0 million and $1.7 million for the years ended December 31, 1999 and 2000, respectively.

General and Administrative

    General and administrative expenses include salaries, related benefits and expenses for the executive, finance, legal and human resources personnel, and other general overhead costs.

Product Development

    Product development costs are expensed as incurred and include costs for the development of new technologies designed to enhance the Company's service and include salaries and related expenses of the software engineering department, contract services, and supplies.

Stock-based Compensation

    The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation expense related to employee stock options is recorded only if, on the date of the grant, the fair value of the underlying stock exceeds the exercise price.

    In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 44, "Accounting for Certain Transactions involving Stock Compensation." FIN No. 44 provides guidance for issues arising in applying APB Opinion No. 25. FIN No. 44 applies specifically to new awards, exchanges of awards in a business combination, modification to outstanding awards, and changes in grantee status that occur on or after July 1, 2000, except for the provisions related to repricings and the definition of an employee which apply to awards issued after December 15, 1998. The Company's application of FIN No. 44 during the year ended December 31, 2000 did not have an impact on its financial reporting.

    The Company adopted the disclosure-only requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee stock grants made in 1999 and future years as if the fair-value based method of accounting in Statement No. 123 had been applied to these transactions.

F–19

Foreign Currency Translation

    The Company's foreign subsidiaries measure their operations in the local currency and translate these operations into U.S. dollars for purposes of consolidation.

    These operations subject the Company to foreign currency exchange risks, which are limited to the extent of their related net assets, which amounted to approximately $846,000 and $24.6 million at December 31, 1999 and 2000, respectively.

    Assets and liabilities of the Company's foreign subsidiaries are translated at the period-end exchange rate while revenues and expenses are translated at the average rates in effect for the period. The effects of these translation adjustments are reported in a separate component of stockholders' equity. Transaction gains and losses are included in the statement of operations and were not significant for the period subsequent to the acquisitions through December 31, 2000.

Concentration of Credit Risk and Significant Customers

    Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with major financial institutions; at times, such balances with any one financial institution may be in excess of FDIC insurance limits. Credit is extended to customers based on an evaluation of their financial condition. The Company generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential bad debts. To date such losses, if any, have been within management's expectations. At December 31, 1999 and 2000, no customer comprised more than 10% of accounts receivable. For the period from May 1, 1998 (Inception) through December 31, 1998, one customer comprised 23% of revenues. For the years ended December 31, 1999 and 2000, no customer comprised more than 10% of total revenue.

Fair Value of Financial Instruments

    The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and short-term debt, are carried at historical cost. At December 31, 1999 and 2000, the fair values of these instruments approximated their financial statement carrying amounts because of the short-term maturity of these instruments.

Impairment of Long-lived Assets

    The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recorded.

Gain or Loss on Issuances of Stock by Subsidiary

    At the time a subsidiary or investee accounted for under the consolidation or equity method of accounting sells its stock to a third party at a price per share which is different than the Company's carrying value per share, the Company's share of the subsidiary net equity changes. Pursuant to the

F–20

Securities and Exchange Commission's SAB No. 84 and Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" if, at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development start-up or development stage company, nor is there any question as to the subsidiary's ability to continue in existence, the Company records the change in its share of the subsidiary's net equity as a non-operating gain or loss in its consolidated statements of operations. To date, the only such transaction has been the issuance of ValueClick Japan common stock as discussed in Note 2.

Basic and Diluted Net Loss Per Share

    The Company has adopted the provisions of SFAS No. 128, "Earnings Per Share". Basic and diluted net loss per share is computed by dividing the net loss by the weighted average shares of common stock outstanding for the period.

Comprehensive Loss

    The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The only elements of comprehensive income, other than net loss, relate to foreign currency translation adjustments.

    The reclassification amount in other comprehensive income (loss) related to the unrealized loss on available for sale securities which was realized upon the impairment charge to earnings for an other than temporary decline in market value was as follows for the year ended December 31, 2000 (in millions):

Unrealized holding loss arising during the period	$(60.2)
Less: reclassification adjustment for losses included in net income for an other than temporary impairment of available for sale securities	60.2

Net unrealized gain or loss on available for sale securities	$—

Recently Issued Accounting Standards

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS No. 137 and 138, establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133, as amended, requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains and losses be reported either in the statement of operations or as a component of comprehensive loss, depending on the type of hedging relationship that exists. The Company is required to follow the guidance in SFAS 133, as amended, for its fiscal year beginning January 1, 2001. To date, the Company has not held derivative instruments or engaged in hedging activities. Accordingly, the Company does not believe the adoption of SFAS No. 133, as amended, will have a significant impact on its consolidated financial position, results of operations or cash flows.

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Serving of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, which revised standards for accounting for securitizations and other transfers of financial assets and collateral. SFAS

F–21

No. 140 carries over most the provisions of SFAS No. 125 without reconsideration. To date, the Company has not engaged in any transactions that would fall under SFAS No. 140 and does not believe that adoption of SFAS No. 140 will have a significant impact on its consolidated financial position, results of operations or cash flows.

2.  Business Combinations and Investments

Pooling-of-interests

  Z Media, Inc.

    On December 18, 2000, ValueClick, Z Media and Z Media Acquisition Corp., a wholly-owned subsidiary of ValueClick, entered into an Agreement and Plan of Merger, under which ValueClick agreed to acquire Z Media. The merger was completed on January 31, 2000. On that date, the Z Media Acquisition Corp. was merged with and into Z Media and Z Media remained as the surviving corporation and a wholly-owned subsidiary of ValueClick. ValueClick accounted for the merger as a pooling-of-interests, and as such, the consolidated financial statements were restated to include Z Media's financial data as if the Z Media had always been a part of ValueClick.

    Z Media is a co-registration company that provides highly qualified email subscribers to advertisers and direct marketers.

    In connection with the merger, ValueClick issued an aggregate of 2,727,678 shares of its common stock in exchange for all outstanding shares of Z Media and reserved 419,366 additional shares of Common Stock for issuance upon exercise of outstanding employee stock options of Z Media.

  ClickAgents.Com, Inc.

    On November 1, 2000, ValueClick, ClickAgents and ValueClick Acquisition Corp., a wholly-owned subsidiary of ValueClick, entered into an Agreement and Plan of Merger, under which ValueClick agreed to acquire ClickAgents. The merger was completed on December 8, 2000. On that date, the ValueClick Acquisition Corp. was merged with and into ClickAgents and ClickAgents remained as the surviving corporation and a wholly-owned subsidiary of ValueClick. ValueClick accounted for the merger as a pooling-of-interests, and as such, the consolidated financial statements have been restated to included ClickAgents' financial data as if the ClickAgents had always been a part of ValueClick.

    ClickAgents, founded on January 26, 1999, is a provider of performance-based Internet advertising solutions for ad agencies, advertisers and Web publishers focused a cost-per-click model.

    In connection with the merger, ValueClick issued an aggregate of 4,906,071 shares of its common stock in exchange for all outstanding shares of ClickAgents and reserved 427,261 additional shares of common stock for issuance upon exercise of outstanding employee stock options of ClickAgents. The Company recorded a charge to operations relating to non-recurring merger costs of $353,000, comprised of direct incremental transaction costs.

    The following table presents the historical results of ValueClick for the years ended December 31, 1999 and 2000, ClickAgents for the period from January 26, 1999 (inception) through December 31,

F–22

1999 and for year ended December 31, 2000 and Z Media for the years ended December 31, 1999 and 2000 prior to the consummation of the merger of the entities:

	1999	2000
Revenues:
ValueClick	$20,288,000	$43,756,000
ClickAgents	4,510,000	12,950,000
Z Media	1,173,000	7,626,000

	$25,971,000	$64,332,000

Net income (loss):
ValueClick	$(2,489,000)	$(57,544,000)
ClickAgents	1,260,000	1,865,000
Z Media	155,000	346,000

	$(1,074,000)	$(55,333,000)

Purchases

  Bach Systems, Inc.

    On November 20, 2000, ValueClick completed its acquisition of Bach Systems, Inc. ("Bach Systems"), a Florida corporation, by means of an Agreement and Plan of Merger dated as of November 17, 2000 by and between ValueClick, Bach Systems, Inc. and Bach Acquisition Corp. The acquisition was accomplished through a forward triangular merger by which Bach Systems, Inc. merged into Bach Acquisition Corp., a wholly owned subsidiary of ValueClick. The surviving corporation is Bach Acquisition Corp.

    Bach Systems does business as onResponse.com and is an online affiliate advertising firm. onResponse.com conducts customized cost-per-action and cost-per-lead campaigns on behalf of advertising and direct marketing clients.

    ValueClick accounted for the acquisition under the purchase method. Accordingly, and the results of Bach Systems' operations are included in the Company's consolidated financial statements from the date of acquisition. The aggregate consideration constituting the purchase price is approximately $5.5 million at closing, includes, $825,000 in cash paid on the closing date of the transaction, 750,000 shares of common stock valued at approximately $3.5 million (based on the average ValueClick common stock price for the public announcement date and the five tradings before and after that date), $1.0 million in cash payments to a member of Bach Systems' management with a residual equity interest, and transaction costs of approximately $200,000, which include legal fees, accounting fees, and fees for other related professional services. The consideration may increase by up to an additional $16.6 million depending on the actual amount of potential earnout payments. The potential earnout would be paid out in common stock over the eight successive calendar quarters after the closing date if certain revenue and income before taxes, as defined, milestones are achieved. These earnout opportunities will be included in the purchase price for accounting purposes when the outcome of the contingency is determinable beyond a reasonable doubt. At this time, we have not deemed any of the of the contingencies related to the earnout as determinable beyond a reasonable doubt;

F–23

    The excess purchase price over the fair value of the tangible net assets acquired of approximately $4.1 million at the closing date was allocated to identifiable intangible assets, including goodwill and amortized over three to five years.

    The historical operating results of the Bach Systems prior to the acquisition date have not been included in the Company's historical operating results. Pro forma data (unaudited) for the years ended December 31, 1999 and 2000 as if Bach Systems acquisitions had been effective as of January 1, 1999 is as follows:

	For the year ended December 31,
	1999	2000
Revenues	$27,227,000	$73,071,000

Net loss attributable to its common shareholders	$(828,000)	$(53,536,000)

Basic and diluted net loss per share	$(0.05)	$(1.63)

    Historical operating results for 1998 were not significant.

  ValueClick Japan

    At December 31, 1998, the Company owned approximately 31.7% of the outstanding common stock of ValueClick Japan which is engaged in the web-based advertising business in Japan. In February 1999, the Company contributed an additional $264,000 to ValueClick Japan in order to maintain its 31.7% investment in ValueClick Japan in connection with additional equity financing raised by ValueClick Japan. The Company accounted for this investment using the equity method accounting and has reported its proportional share of ValueClick Japan's net loss for periods up through the acquisition date of majority control as discussed below.

    The Company and ValueClick Japan are subject to the Trademark License, Software License and Copyright Agreement to use the ValueClick advertising network in Japan, which has been subsequently amended to the License and Option Agreement. This agreement requires a monthly license fee based on ValueClick Japan's revenue, subject to monthly and quarterly minimum thresholds. $42,000 was earned from activity for the years ended December 31, 1999 and 2000.

    On August 6, 1999, the Company entered into a Stock Purchase Agreement (the "Agreement") to acquire a controlling interest in ValueClick Japan. Under the Agreement, ValueClick purchased an additional 22.3% of the ValueClick Japan stock for an aggregate purchase price of approximately $4.2 million that was comprised of $78,000 in cash and 320,000 shares of ValueClick common stock with an estimated fair value of $4.1 million giving ValueClick a 54% controlling ownership interest in ValueClick Japan. In January 2000 we purchased an additional 3.4% of ValueClick Japan stock in exchange for 48,836 shares of ValueClick common stock valued at approximately $633,000, which gave ValueClick a 57.4% ownership interest in ValueClick Japan. The estimated fair value of the ValueClick common stock was determined based on the estimated initial public offering stock price. The acquisition was accounted for using the purchase method and the purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed to the extent acquired by the Company. The remaining portion of the ValueClick Japan assets and liabilities were recorded at the historical cost basis of the minority stockholders. The estimated fair value of the tangible assets acquired and the liabilities assumed approximated the historical cost basis and the excess of purchase price over the net tangible assets acquired was allocated to goodwill. The purchase price allocation resulted in goodwill of

F–24

approximately $4.2 million which is being amortized on a straight-line basis over an estimated useful life of 5 years. Direct transaction costs related to the acquisition amounted to $32,000.

    On May 31, 2000, ValueClick Japan, the Company's majority owned subsidiary, completed its initial public offering on Japan's "Mothers Market" in which it sold 1,000 shares of its common stock at $27,822 per share. This initial public offering reduced the Company's ownership interest in ValueClick Japan from 57.4% before the offering to 54.0% after the offering. The proceeds to ValueClick Japan from the offering, after deducting direct incremental costs and underwriting discounts and commissions, were $25.4 million. A related gain of $13.7 million was recorded in the consolidated statements of operations for the year ended December 31, 2000 representing the change in net equity for the Company's share of the proceeds received by ValueClick Japan for its stock issuance. A deferred tax liability of approximately $5.6 million was also recognized to reflect the tax impacts of the related gain.

    During 2000, the Company sold 177 shares of its ValueClick Japan holdings for aggregate proceeds of $2.6 million and a resulting gain of $2.3 million. The Company maintained majority interest in ValueClick Japan with 52.6% ownership subsequent to the sale of these shares.

  ValueClick Europe

    On August 17, 1999, the Company entered into a license agreement and invested $99,000 for a 20% interest in ValueClick Europe, Limited, formed in August 1999 to engage in the web-based advertising business in the United Kingdom. As part of the formation of ValueClick Europe, the founding shareholders entered into an agreement which gave the Company an option to acquire all of the shares of ValueClick Europe owned by the other founders in the event the shareholder proposed to sell or transfer their shares or upon change of control of ValueClick Europe. In December 1999, the Company purchased all of the shares of ValueClick Europe for a total consideration of approximately $430,000, that is to be comprised of cash payments to the other founding shareholders of approximately $275,000, which includes the reimbursement of approximately $18,000 of out-of-pocket expenses incurred by one of the founding shareholders and the assumption of one of the founding shareholders obligation to pay ValueClick Europe approximately $148,000 for the outstanding balance owed on the original purchase of their shares from ValueClick Europe. The acquisition was accounted for as a purchase and the estimated fair value of the tangible assets acquired and liabilities assumed equaled the purchase price less expenses incurred. Accordingly, no intangible assets were created as a result of the acquisition.

3.  DoubleClick Investment

    On February 28, 2000, the Company consummated an investment by DoubleClick, Inc. ("DoubleClick") under a common stock and warrant purchase agreement entered into on January 11, 2000 whereby DoubleClick acquired 7,878,562 shares of the Company's common stock for an estimated purchase price of $12.16 per share to be paid in cash of $10.0 million and 732,860 shares of DoubleClick common stock. The shares of DoubleClick common stock were valued at approximately $85.8 million for accounting purposes based on an average price of $117.07 per share for the public announcement date of January 13, 2000 and the 5 trading days before and 5 trading days thereafter. Under the Agreement, the Company also issued a warrant to DoubleClick to acquire additional shares of the Company's common stock at $21.76 per share payable in DoubleClick common stock which is exercisable for that number of shares that would result in DoubleClick owning 45% of the Company's

F–25

outstanding common stock on a fully diluted basis. The warrant will be exercisable for the 15-month period commencing on February 28, 2000.

    The Company has accounted for the investment in DoubleClick common stock as an available for sale investment in accordance with FASB SFAS No. 115 "Accounting For Certain Investments in Debt and Equity Securities," whereby the investment is carried at market value with unrealized holding gains and losses from increases and decreases in market value being recorded as a separate component of stockholders' equity until realized or when losses are determined to be other than temporary.

    During May 2000, the Company sold 165,000 shares of its DoubleClick common stock for cash proceeds of $10.3 million. The sale of these shares resulted in a realized non-cash loss of $9.0 million.

    In December 2000, the Company's management made an assessment that the decline in market value of the remaining DoubleClick stock was other than temporary. Factors considered in arriving at this determination in December 2000 included: the market value of the DoubleClick common stock was significantly below the carrying value for a continuous period of six months or more; the prospects for a recovery in the market value of the DoubleClick common stock was not likely in the near term given the market conditions that developed in the Internet advertising market in the fourth quarter of 2000; and DoubleClick's December 2000 announcement of a significant downward adjustment to its fourth quarter 2000 results and future financial projections as a result of market conditions. Accordingly, for the year ended December 31, 2000 the Company recorded a non-cash charge to operations of $60.2 million representing the unrealized holding losses previously accounted for a separate component of stockholders' equity.

4.  Property and Equipment

    Property and equipment consisted of the following:

	December 31,
	1999	2000
Computer equipment and purchased software	$1,008,000	$3,012,000
Furniture and equipment	284,000	983,000
Vehicles	56,000	56,000
Leasehold improvements	28,000	242,000

	1,376,000	4,293,000
Less: accumulated depreciation and amortization	(164,000)	(1,058,000)

	$1,212,000	$3,235,000

5.  Related Parties

    In December 1998, the Company borrowed $200,000 from a majority stockholder at 10% interest rate under an unsecured note agreement. Principal and interest payments were due on demand. In January 1999, the note and accrued interest were repaid in full.

F–26

6.  Accounts Payable and Accrued Expenses

    Accounts payable and accrued expenses consisted of the following:

	December 31,
	1999	2000
Accounts payable	$2,259,000	$6,360,000
Accrued payments to third-party web sites	938,000	1,192,000
Other accruals	1,668,000	2,909,000

	$4,865,000	$10,461,000

7.  Income Taxes

    For the period from May 1, 1998 (inception) through December 31, 1998, the Company was subject to the provisions of Subchapter K of the Internal Revenue Code and as such the Company did not pay Federal income taxes. Instead, the members were liable for individual Federal income taxes on the Company's taxable income. California generally conforms to federal treatment, except for the imposition of a minimum tax based on gross receipts. The Company's conversion from a LLC to a C-corporation did not have a material impact on the Company's financial position or results of operations. The tax provision on a pro forma basis assuming a C corporation status would not differ from the historical presentation as a result of the Company's operating loss in 1998.

    Upon conversion to a C-corporation, ValueClick commenced using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future taxable consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

    Management established a valuation allowance for the portion of deferred tax assets related to the impairment write-down of marketable securities as the tax benefits can only be realized as capital losses and the realization of such benefits would be dependent upon the generation of adequate capital gain amounts to offset these losses.

F–27

    The provision for income taxes for the years ended December 31, 1999 and 2000 is comprised of the following:

	Year Ended December 31,
	1999	2000
Current:
Federal	$1,769,000	$2,381,000
State	453,000	569,000
Foreign	—	497,000

	$2,222,000	$3,447,000
Deferred:
Federal	$(309,000)	$(789,000)
State	(60,000)	(119,000)

	(369,000)	(908,000)

Provision for income taxes	$1,853,000	$2,539,000

    The components of the deferred tax assets at December 31, 1999 and 2000 are as follows:

	December 31,
	1999	2000
Deferred tax assets:
Impairment write-down of marketable securities	$—	$24,543,000
Capital loss carryforward	—	2,715,000
Allowance for doubtful accounts	384,000	432,000
Accrued expenses	—	528,000
Current state taxes	—	163,000
Depreciation and amortization	—	77,000
Other	—	173,000

Gross deferred tax assets	384,000	28,631,000
Valuation allowance	—	(21,693,000)

Net deferred tax assets	384,000	6,938,000
Deferred tax liabilities:
Capital gains from ValueClick Japan stock issuance	—	5,565,000
Other	15,000	—

Total deferred tax liabilities	15,000	5,565,000

Net deferred tax assets	$369,000	$1,373,000

F–28

    The overall effective tax rate differs from the statutory Federal tax rate for the years ended December 31, 1999 and 2000 as follows:

	Year Ended December 31,
	1999	2000
Tax benefit based on the federal statutory rate	34.0%	(34.0)%
State income taxes, net of federal benefit	6.1	(6.1)
Equity in loss of ValueClick Japan	(5.0)	—
Stock based compensation	171.3	3.8
Non-deductible amortization	31.5	0.8
Impairment write-down of marketable securities	—	45.5
Gain on ValueClick Japan stock issuance	—	(10.3)
Capital losses	—	5.0
Other, net	(1.8)	0.1

	236.1%	4.8%

8.  Capitalization

    On December 31, 1998, in connection with the Company's LLC conversion and reincorporation as a Delaware C-corporation, membership interests were exchanged for an equivalent number of common and preferred shares.

Preferred Stock

    In May and June 1998, the Company sold membership interests in ValueClick, LLC for total proceeds of approximately $776,000. On December 31, 1998, in connection with the Company's conversion and reincorporation, the membership interests were exchanged for Series A and Series B preferred stock. The exchange of the membership interests for preferred stock is summarized as follows:

Shares issued to exchange membership interests for Series A preferred stock	297,132
Shares issued to exchange membership interests for Series B preferred stock	1,047,804

Total	1,344,936

    In the first and second quarter of 1999, the Company sold 1,301,850 shares of Series C preferred stock at $2.70 per share, for total gross proceeds of approximately $3,515,000. Costs associated with the Series C financing amounted to $17,864 and were netted against the proceeds received.

    Convertible preferred stock in the accompanying balance sheet also includes the issued and outstanding shares (as adjusted) of Z Media Series A and B convertible preferred stock. The Z Media preferred stock has similar rights to common stock, except for liquidation preferences over the common stockholders equal to the original issuance price plus any declared dividends.

F–29

    Convertible preferred stock at December 31, 1999 consists of the following:

	Shares Outstanding	Liquidation Preference
Series A convertible	297,132	$60,000
Series B convertible	1,047,804	716,000
Series C convertible	1,301,850	3,515,000
Z Media Series A convertible	285,862	752,000

	2,932,648	$5,043,000

    Convertible preferred stock at December 31, 2000 consists of the following:

	Shares Outstanding	Liquidation Preference
Z Media Series A	285,862	$752,000
Z Media Series B	116,241	501,000

	402,103	$1,253,000

    Significant terms of the ValueClick Series A, B and C preferred stock are as follows:

    Voting.  Holders of preferred stock have the same voting rights (on a converted basis) as the holders of common stock, except where a class vote may be required by law or Certificate of Incorporation.

    Dividends.  The preferred stock has no right to receive dividends.

    Liquidation.  In the event of any liquidation of the Company (not including the acquisition of the Company by another entity), the holders of the preferred stock have a liquidation preference over common stock. Upon payment of all preferred stock liquidation preferences, any remaining proceeds will be allocated to the common stockholders and the preferred stockholders according to their respective shares and priorities on a converted basis.

    Conversion.  At the option of the holder, each share of preferred stock is convertible at any time into one share of common stock, subject to adjustment for certain dilutive issuances. As of December 31, 1999, giving effect to the four-for-one common stock split and the one-for-two reverse stock split, each share of the Series A, Series B and Series C shares is convertible into 2 shares of common stock. The preferred shares automatically convert into common stock upon consummation of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, with an aggregate proceeds greater than or equal to $20,000,000.

    Upon the closing of the Company's initial public stock offering, all of the ValueClick's then outstanding Series A, B and C Preferred Stock automatically converted into common stock on a one-for-one basis.

    The Z Media Series A and B preferred stock was converted into common stock and exchanged for ValueClick common stock upon the consummation of the merger with ValueClick as discussed in Note 2.

F–30

Founding Employee Restricted Stock

    In May and June of 1998, the Company issued LLC ownership interests to six founding employees for no consideration and recorded a charge to stock-based compensation of $61,375 for the estimated fair value of the LLC ownership interests issued to these employees. The ownership interests were converted into 707,923 shares of common stock upon completion of the LLC conversion and reincorporation on December 31, 1998. In May 1999, the Company entered into stock restriction agreements with these founding employees' restricting 608,878 of their shares to monthly vesting over a 48-month period from their original dates of employment with the unvested shares subject to repurchase upon the employees termination. The Company recorded deferred stock compensation amounting to $1.4 million for the remeasurement of these shares covered under the restriction agreements. The deferred amount will be recognized as compensation expense over the vesting period. During the years ended December 31, 2000 and 1999, such compensation expense included in stock-based compensation in the accompanying consolidated statement of operations amounted to approximately $527,000 and $549,000, respectively. At December 31, 1999 and 2000, 361,483 and 209,263 shares of common stock, respectively, were subject to repurchase under the restricted stock agreements.

Common Stock Split

    On October 8, 1999, the Company authorized and implemented a four-for-one stock split and increased the authorized number of common shares and preferred shares to 100,000,000 and 20,000,000, respectively. On March 29, 2000, the Company authorized and implemented a one-for-two reverse stock split of the outstanding shares of common stock. All share and per share information included in these consolidated financial statements have been retroactively adjusted to reflect the effects of both stock splits.

9.  Stock Options

1999 Stock Option Plan

    On May 13, 1999, the Board of Directors adopted and the stockholders approved, the 1999 Stock Option Plan (the "1999 Stock Plan"). A total of 5,000,000 shares of common stock have been reserved for issuance under the 1999 Stock Plan, of which 1,059,294 shares were available for future grant at December 31, 2000.

    In January 1999, options to purchase 750,000 shares of common stock were granted outside the 1999 Stock Plan and were subsequently included in the shares reserved under the 1999 plan. 600,000 of these shares were granted to the Chairman of the Board.

    The 1999 Stock Option Plan provides for the granting of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Options granted generally begin vesting on the employee's date of employment, and vest pro rata monthly over periods ranging from 12 to 42 months or annually over 4 years and generally expire ten years from the date of grant.

ClickAgents Stock Option Plan

    Pursuant to the merger with ClickAgents, the Company assumed the Stock Option Plan of ClickAgents (the "ClickAgents Plan"), including incentive stock options to purchase 427,269 shares of common stock with exercise prices ranging from $0.07 to $3.95. The Company will not grant any additional options under the ClickAgents Plan. Options granted under the ClickAgents Plan are

F–31

generally exercisable over a maximum term of ten years from the date of grant and generally vest over periods of up to four years.

Z Media Stock Option Plan

    Pursuant to the merger with Z Media, the Company assumed the Stock Option Plan of Z Media (the "Z Media Plan"), including incentive stock options to purchase 419,366 shares of common stock with exercise prices ranging from $0.26 to $7.91. The Company will not grant any additional options under the Z Media Plan. Options granted under the Z Media Plan are generally exercisable over a maximum term of ten years from the date of grant and generally vest over periods of up to four years.

    The following table summarizes activity under the Stock Option Plan and also includes the 750,000 shares of common stock granted outside the plan and options granted to non-employees for the period from May 1, 1998 (inception) through December 31, 1998 and the years ended December 31, 1999 and 2000:

	Number of Shares	Price Per Share	Weighted Average Exercise Price
Options outstanding at May 1, 1998 (inception)	—	$—	$—
Granted	—	—	—
Exercised	—	—	—
Forfeited/expired	—	—	—

Options outstanding at December 31, 1998	—	—	—
Granted	2,878,822	$0.26 to $11.00	$1.22
Exercised	(2,916)	1.00	1.00
Forfeited/expired	(13,084)	1.00 to 2.00	1.08

Options outstanding at December 31, 1999	2,862,822	$0.26 to $11.00	$1.20
Granted	1,502,000	5.06 to 11.00	9.84
Assumed from ClickAgents	427,269	0.07 to 3.95	.76
Assumed from Z Media	419,366	0.26 to 7.91	2.30
Exercised	(585,111)	0.25 to 2.00	.57
Forfeited/expired	(426,032)	0.25 to 11.00	4.01

Options outstanding at December 31, 2000	4,200,314	$0.07 to $11.00	$4.15

    Options granted during the year ended December 31, 1999 and 2000, net of cancellations, resulted in a total deferred compensation amount of approximately $7,270,000 and $3,910,000, respectively, which was included in deferred stock compensation in stockholders' equity. Deferred compensation expense is recognized over the service period by using the aggregate percentage of compensation accrued by the end of each year of service (the vesting period). During the year ended December 31, 1999 and 2000, such compensation expense included in stock-based compensation in the statement of operations amounted to approximately $2,394,000 and $4,531,000, respectively.

    The weighted-average per-share fair value of individual options granted during 1998, 1999 and 2000 were zero, $4.27, and $13.69, respectively.

F–32

    Additional information with respect to the outstanding options as of December 31, 2000 is as follows:

	Options Outstanding Average Remaining Contractual Life (In Years)		Options Exercisable
Number of Shares		Average Exercise Prices	Number of Shares	Average Exercise Price
351,077	9.6	$0.07	49,760	$0.07
500,000	8.4	0.25	461,111	0.25
198,300	8.6	0.26	51,868	0.26
3,795	9.0	0.80	—	0.80
1,275,225	8.4	1.00	816,766	1.00
2,846	9.3	1.59	—	1.59
124,721	9.6	2.00	37,409	2.00
75,904	9.3	2.64	—	2.64
76,192	9.7	3.95	1,443	3.95
99,621	9.5	3.96	—	3.96
1,000	9.9	4.50	—	4.50
24,000	9.8	5.00	7,001	5.00
79,500	9.8	5.06	—	5.06
38,900	9.7	7.91	5,691	7.91
341,000	9.5	8.03	—	8.03
1,008,233	9.1	11.00	127,128	11.00

4,200,314		$4.12	1,558,177	$1.61

    The Company calculated the fair value of each option grant on the date of grant using the option-pricing models as prescribed by Statement No. 123 using the following assumptions:

	Year Ended December 31, 2000	Year Ended December 31, 1999	May 1, 1998 (Inception) Through December 31, 1998
Risk-free interest rates	5%	5%	5%
Expected lives (in years)	4	4	4
Dividend yield	0%	0%	0%
Expected volatility	109%	0%	0%

Fair Value Disclosures

    The Company applies the provisions of APB 25 and related interpretations in accounting for employee stock-based compensation arrangements. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards

F–33

under the method prescribed by SFAS No. 123, the Company's net loss for the years ended December 31, 1999 and 2000 would have been as follows:

	Year Ended December 31,
	1999	2000
Net loss:
As reported	$(1,074,000)	$(55,333,000)
Pro forma	$(3,683,000)	$(62,710,000)
Net loss per share—basic and diluted:
As reported	$(0.06)	$(1.72)
Pro forma	$(0.21)	$(1.95)

Options Issued to Non-Employees

    In October 1999, the Company granted 24,000 stock options to a non-employee consultant for services provided that are non-forfeitable and immediately exercisable into the Company's common stock. In addition, in December 1999, the Company agreed to issue 6,000 shares of common stock in exchange for services provided by consultants to ValueClick Europe during 1999. The stock and stock options were valued at the estimated value of the services provided, and the Company recorded a charge of approximately $563,000 to stock-based compensation in the accompanying consolidated statement of operations for the year ended December 31, 1999.

10. Net Loss Per Share

    The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Period From May 1, 1998 (Inception) Through December 31, 1998	Year Ended December 31, 1999	Year Ended December 31, 2000
Numerator:
Net loss	$(232,000)	$(1,074,000)	$(55,333,000)
Denominator:
Weighted average common shares	12,640,000	17,683,000	32,151,000

Basic and diluted net loss per common share	$(0.02)	$(0.06)	$(1.72)

    The diluted per share computations exclude convertible preferred stock, unvested restricted shares, and common stock options which were antidilutive. The numbers of shares excluded from the diluted net loss per common share computation were 3,163,000 for the period from May 1, 1998 (inception) through December 31, 1998 and 8,412,000 and 1,614,000 for the years ended December 31, 1999 and 2000, respectively.

11. Line of Credit and Short Term Borrowings

    In May 2000, the Company entered into a loan and security agreement with Bank of America for a $200,000 revolving line of credit. Interest on outstanding balances accrue at an annual rate of one

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percentage point above the Bank's Prime Rate (9.5% at December 31, 2000). The outstanding balance as of December 31, 2000 of $101,000 was paid on January 31, 2001.

    In October 1999, the Company entered into a loan and security agreement with Silicon Valley Bank for a $2.5 million revolving line of credit. Interest on outstanding balances will accrue at an annual rate of one percentage point above the Bank's Prime Rate (9.5% at December 31, 2000). The credit facility has a revolving maturity date that is the anniversary date of the agreement and is collateralized by substantially all the Company's assets. The credit facility also has certain covenants the Company must maintain including minimum net worth requirements and financial ratios. As of December 31, 2000, no amounts were outstanding under this line of credit.

    In December 1999, ValueClick Japan borrowed $146,730 from a financial institution under an unsecured note agreement with interest accruing at 16.5%. Principal and interest payments were due on demand. In January 2000, the note and accrued interest were fully repaid.

12. Defined Contribution Plan

    The Company has a Savings Plan (the "Savings Plan") that qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a percentage (not to exceed 20%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All full time employees on the payroll of the Company are eligible to participate in the plan. Company matching and profit sharing contributions are discretionary. Contributions to the Plan amounted to $24,000 and $75,000 for the years ended December 31, 1999 and 2000, respectively.

13. Commitments and Contingencies

Leases

    Future minimum net lease payments, net of sublease income, under noncancellable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2000 are as follows:

Year Ending December 31:
2001	$2,487,000
2002	2,489,000
2003	1,378,000
2004	442,000
2005	442,000
Thereafter	2,174,000

Total	$9,412,000

    Total rent expense under operating leases, net of sublease income for the period from May 1, 1998 (inception) through December 31, 1998 was $30,000 and $197,000 and $1.3 million for the years ended December 31, 1999 and 2000, respectively.

Employment Agreements

    The Company is subject to employment agreements with certain members of management.

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Legal Actions

    On February 22, 2001, a complaint was filed in Los Angeles Superior Court (Case No. BC245538) against ValueClick, its subsidiary ClickAgents, and the two founders of ClickAgents, both of whom remain employees of ClickAgents. The plaintiff, Adam Powell, alleges that the founders of ClickAgents entered into a joint venture agreement and other related agreements with him in early 1999, and that the founders and ClickAgents breached those agreements in July 1999 when the plaintiff's relationship with ClickAgents was terminated. The plaintiff also asserted various other causes of action, including fraud, breach of fiduciary duty, and conversion, arising from the same set of allegations. The plaintiff claims he is entitled to a percentage of ClickAgents' profits and a percentage of the merger consideration from ValueClick, which the plaintiff estimated in his complaint to exceed $11 million, and to other equitable relief, including appointment of a receiver. On May 4, 2001, the plaintiff filed a First Amended Complaint, removing some of his causes of actions and adding Chase Mellon Shareholder Services, LLC, ValueClick's transfer agent and registrar, as a new defendant.

    On May 25, 2001, ValueClick and ClickAgents jointly filed a demurrer and motion to strike with the court. On June 15, 2001, the court granted in part ValueClick's and ClickAgents' demurrer and dismissed all claims against ValueClick and ClickAgents and ordered the plaintiff to file an amended complaint against the remaining individual defendants in the case. On July 18, 2001, the plaintiff filed a petition for a writ of mandate requesting that the Court of Appeals vacate the court's order to dismiss ValueClick and ClickAgents. The Court of Appeals summarily denied that petition on August 7, 2001. The plaintiff has since filed a notice that he intends to appeal the Superior Court's ruling. No briefing schedule has been set. Notwithstanding the possible appeal, on or about July 30, 2001, the Plaintiff filed a Second Amended complaint, removing all of his claims against ValueClick and ClickAgents.

    ValueClick continues to believe that the plaintiff's allegations are without merit and intends to vigorously defend itself. ValueClick has not recorded an accrual related to damages, if any, resulting from this case, as an unfavorable outcome is, in management's opinion, not probable.

14. Segments, Geographic Information and Major Customers

    The Company operates in one industry segment, the Internet advertising business and as such has no other separate reportable industry segments.

    The Company's operations are domiciled in the United States with operations in Japan through its majority owned subsidiary, ValueClick Japan and with operations in Europe through its wholly owned subsidiary, ValueClick Europe, ValueClick France and ValueClick Germany. Other international

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subsidiaries include ValueClick Canada and ValueClick Brazil. The Company's geographic information is as follows:

	Year Ended December 31, 2000
			Long-lived Assets at December 31, 2000
	Revenues	Income (loss) From Operations
United States	$50,194,000	$(3,005,000)	$9,989,000
Japan	11,679,000	1,523,000	471,000
Europe	2,443,000	(1,140,000)	154,000
Other International	16,000	(634,000)	48,000

Total	$64,332,000	$(3,256,000)	$10,662,000

	Year Ended December 31, 1999
			Long-lived Assets at December 31, 1999
	Revenues	Income (loss) From Operations
United States	$23,878,000	$961,000	$4,921,000
Japan	2,093,000	15,000	200,000
Europe	—	(172,000)	17,000

Total	$25,971,000	$804,000	$5,138,000

    There were no significant foreign operations prior to the acquisition of majority control of ValueClick Japan in August of 1999.

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SCHEDULE II

VALUECLICK, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
2000:
Allowance for doubtful accounts	$849,000	$2,600,000	(1,690,000)	$1,759,000
1999:
Allowance for doubtful accounts	$8,000	$841,000	—	$849,000
1998:
Allowance for doubtful accounts	—	8,000	—	$8,000

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VALUECLICK, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2000	June 30, 2001
Assets
Current assets:
Cash and cash equivalents	$121,204,000	$120,858,000
Investment in marketable securities, at market value	6,246,000	—
Accounts receivable, net	12,974,000	9,716,000
Prepaid expenses and other current assets	1,085,000	748,000
Deferred tax assets	1,373,000	1,344,000

Total current assets	142,882,000	132,666,000

Property and equipment, net	3,235,000	3,838,000
Intangible assets, net	7,427,000	6,550,000
Other assets	506,000	604,000

Total assets	$154,050,000	$143,658,000

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$10,461,000	$6,245,000
Income taxes payable	2,828,000	708,000
Deferred revenue	446,000	230,000
Note payable, current portion	111,000	10,000

Total current liabilities	13,846,000	7,193,000

Long-term liabilities	13,000	5,000
Minority interest in ValueClick Japan	12,698,000	12,737,000
Stockholders' equity:
Preferred stock	—	—
Common stock	37,000	37,000
Additional paid-in capital	190,595,000	189,982,000
Treasury stock, at cost	(574,000)	(574,000)
Deferred stock compensation	(4,529,000)	(2,255,000)
Accumulated deficit	(56,416,000)	(59,492,000)
Accumulated other comprehensive loss	(1,620,000)	(3,975,000)

Total stockholders' equity	127,493,000	123,723,000

Total liabilities and stockholders' equity	$154,050,000	$143,658,000

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements

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VALUECLICK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited)

	Three-month period ended June 30,
	2000	2001
Revenues	$16,501,000	$9,660,000
Cost of revenues	8,707,000	4,753,000

Gross profit	7,794,000	4,907,000

Operating expenses:
Sales and marketing (excludes stock-based compensation of $447,000 and $206,000 for 2000 and 2001, respectively)	2,780,000	2,789,000
General and administrative (excludes stock-based compensation of $754,000 and $333,000 for 2000 and 2001, respectively)	3,030,000	2,968,000
Product development (excludes stock-based compensation of $196,000 and $116,000 for 2000 and 2001, respectively)	1,047,000	853,000
Stock-based compensation	1,397,000	655,000
Amortization of intangible assets	225,000	440,000
Merger-related costs	—	267,000

Total operating expenses	8,479,000	7,972,000

Loss from operations	(685,000)	(3,065,000)
Interest income, net	1,199,000	1,174,000
Gain (loss) on sale of marketable securities	(9,006,000)	701,000
Gain from subsidiary stock issuance	13,656,000	—

Income (loss) before income taxes and minority interest	5,164,000	(1,190,000)
Provision for (benefit from) income taxes	2,779,000	(120,000)

Income (loss) before minority interest	2,385,000	(1,070,000)
Minority share of (income) loss of ValueClick Japan	(22,000)	106,000

Net income (loss)	$2,363,000	$(964,000)

Net income (loss) per common share:
Basic	$0.07	$(0.03)

Diluted	$0.06	$(0.03)

Shares used to calculate net income (loss) per common share:
Basic	35,616,000	36,461,000

Diluted	37,239,000	36,461,000

Net income (loss)	$2,363,000	$(964,000)
Other comprehensive income (expense):
Foreign currency translation adjustment	316,000	333,000
Unrealized loss on marketable securities	(16,845,000)	—

Comprehensive loss	$(14,166,000)	$(631,000)

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements

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VALUECLICK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited)

	Six-month period ended June 30,
	2000	2001
Revenues	$31,715,000	$22,376,000
Cost of revenues	16,356,000	10,876,000

Gross profit	15,359,000	11,500,000

Operating expenses:
Sales and marketing (excludes stock-based compensation of $862,000 and $509,000 for 2000 and 2001, respectively)	4,766,000	5,754,000
General and administrative (excludes stock-based compensation of $1,455,000 and $831,000 for 2000 and 2001, respectively)	5,177,000	6,678,000
Product development (excludes stock-based compensation of $377,000 and $275,000, respectively)	1,874,000	1,894,000
Stock-based compensation	2,694,000	1,615,000
Amortization of intangible assets	448,000	901,000
Merger-related costs	—	980,000

Total operating expenses	14,959,000	17,822,000

Income (loss) from operations	400,000	(6,322,000)
Interest income, net	1,260,000	2,564,000
Gain (loss) on sale of marketable securities	(9,006,000)	701,000
Gain from subsidiary stock issuance	13,656,000	—

Income (loss) before income taxes and minority interest	6,310,000	(3,057,000)
Provision for (benefit from) income taxes	3,823,000	(20,000)

Income (loss) before minority interest	2,487,000	(3,037,000)
Minority share of income of ValueClick Japan	(154,000)	(39,000)

Net income (loss)	$2,333,000	$(3,076,000)

Net income (loss) per common share:
Basic	$0.08	$(0.08)

Diluted	$0.08	$(0.08)

Shares used to calculate net income (loss) per common share:
Basic	28,352,000	36,448,000

Diluted	30,041,000	36,448,000

Net income (loss)	$2,333,000	$(3,076,000)
Other comprehensive income (expense):
Foreign currency translation adjustment	293,000	(2,354,000)
Unrealized loss on marketable securities	(27,761,000)	—

Comprehensive loss	$(25,135,000)	$(5,430,000)

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements

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VALUECLICK, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended June 30,
	2000	2001
Cash flows from operating activities:
Net income (loss)	$2,333,000	$(3,076,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	746,000	1,577,000
Provision for doubtful accounts	76,000	1,152,000
Stock-based compensation	2,694,000	1,615,000
Gain on subsidiary stock issuance	(13,656,000)	—
Loss (gain) on the sale of marketable securities	9,006,000	(701,000)
Minority share of income of ValueClick Japan	154,000	39,000
Deferred taxes	1,859,000	29,000
Changes in operating assets and liabilities, net of the effects of acquisitions:
Accounts receivable	(1,692,000)	2,106,000
Prepaid expenses and other assets	(796,000)	239,000
Income taxes receivable	(386,000)	—
Accounts payable and accrued liabilities	1,604,000	(4,216,000)
Income taxes payable	(94,000)	(2,120,000)
Deferred revenue	411,000	(216,000)

Net cash provided by (used in) operating activities	2,259,000	(3,572,000)

Cash flows from investing activities:
Purchases of property and equipment	(1,033,000)	(1,267,000)
Purchases of intangible assets	—	(38,000)
Proceeds from the sale of marketable securities	10,309,000	6,948,000

Net cash provided by investing activities	9,276,000	5,643,000

Cash flows from financing activities:
Net proceeds from the sale of common stock	68,559,000	—
Net proceeds from the subsidiary stock issuance	25,432,000	—
Proceeds from the DoubleClick transaction	10,000,000	—
Repayments on short-term debt	(182,000)	(101,000)
Repayments on note payable	(5,000)	(8,000)
Proceeds from the exercises of common stock options	272,000	46,000

Net cash provided by (used in) financing activities	104,076,000	(63,000)

Effect of currency translations	294,000	(2,354,000)

Net increase (decrease) in cash and cash equivalents	115,905,000	(346,000)
Cash and cash equivalents, beginning of period	3,681,000	121,204,000

Cash and cash equivalents, end of period	$119,586,000	$120,858,000

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,000	$16,000

Cash paid for income taxes	$900,000	$2,067,000

Supplemental disclosure of non-cash transactions:
Issuance of common stock for DoubleClick common stock	$85,796,000	$—

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements

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VALUECLICK, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.  Basis of Presentation and New Accounting Pronouncements

    The condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the results for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. As required by the Securities and Exchange Commission (the "SEC") under Rule 10-01 of Regulation S-X, the accompanying condensed consolidated financial statements and related footnotes have been condensed and do not contain certain information that may be included in the Company's annual consolidated financial statements and footnotes thereto. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2000 and related notes included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on April 2, 2001.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates.

    The condensed consolidated financial statements include the accounts of the Company and its subsidiaries from the dates of their respective acquisitions, acquisition of majority voting control or date of formation, for business combinations accounted for as pooling-of-interests. As discussed in Note 3, the Company's mergers with ClickAgents.com, Inc. ("ClickAgents") and Z Media, Inc. ("Z Media"), were accounted for as pooling-of-interests and the financial results of the Company, ClickAgents and Z Media have been combined for the historical periods presented.

    In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards (SFAS) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.133, as amended by SFAS No. 137 and 138, establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133, as amended, requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains and losses be reported either in the statement of operations or as a component of comprehensive loss, depending on the type of hedging relationship that exists. The Company adopted the guidance in SFAS No. 133 for our fiscal year beginning January 1, 2001. The Company has not held derivative instruments or engaged in hedging activities. Accordingly, the adoption of SFAS No. 133, as amended, did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Serving of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, which revised standards for accounting for securitizations and other transfers of financial assets and collateral. SFAS No. 140 carries over most the provisions of SFAS No. 125 without reconsideration. To date, the Company has not engaged in any transactions that would fall under SFAS No. 140 and management does not believe that adoption of SFAS No. 140 will have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

    In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of

F–43

the pooling-of-interests method for business combinations initiated after June 30, 2001. In addition, SFAS No. 141 broadens the criteria for recording intangible assets separate from goodwill. Previously recorded goodwill and intangibles will have to be evalutated against the new criteria and may result in certain intangible assets being reclassified as goodwill or alternatively, previously recorded intangible assets that were recorded as goodwill may be separately recorded apart from goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Upon adoption of SFAS No. 142, goodwill will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill, including goodwill recorded in past business combinations, will cease. The adoption date for ValueClick will be January 1, 2002 and management is still assessing what the impact of SFAS No. 141 and No. 142 will be on the Company's results of operations and financial position.

2.  DoubleClick Investment

    On February 28, 2000, the Company consummated an investment by DoubleClick under a common stock and warrant purchase agreement (the "Agreement") entered into on January 11, 2000 whereby DoubleClick acquired 7,878,562 shares of the Company's common stock for an estimated purchase price of $12.16 per share to be paid in cash of $10.0 million and 732,860 shares of DoubleClick common stock. The shares of DoubleClick common stock were valued at approximately $85.8 million for accounting purposes based on an average price of $117.07 per share for the public announcement date of January 13, 2000 and the 5 trading days before and 5 trading days thereafter. Under the Agreement, the Company also issued a warrant to DoubleClick to acquire additional shares of the Company's common stock at $21.76 per share payable in DoubleClick common stock which is exercisable for that number of shares that would result in DoubleClick owning 45% of the Company's outstanding common stock on a fully diluted basis. The warrant was exercisable for the 15-month period commencing on February 28, 2000 and it expired under its terms unexercised in May 2001.

    The Company has accounted for the investment in DoubleClick common stock as an available for sale investment in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115 "Accounting For Certain Investments in Debt and Equity Securities," whereby the investment is carried at market value with unrealized holding gains and losses from increases and decreases in market value being recorded as a separate component of stockholders' equity until realized.

    During May 2000, the Company sold 165,000 shares of its DoubleClick common stock for cash proceeds of $10.3 million. The sale of these shares resulted in a realized non-cash loss of $9.0 million.

    In December 2000, the Company's management made an assessment that the decline in market value of the remaining DoubleClick stock was other than temporary. Factors considered in arriving at this determination in December 2000 included: the market value of the DoubleClick common stock was significantly below the carrying value for a continuous period of six months or more; the prospects for a recovery in the market value of the DoubleClick common stock was not likely in the near term given the market conditions that developed in the Internet advertising market during the fourth quarter of 2000; and DoubleClick's December 2000 announcement of a significant downward adjustment to its fourth quarter 2000 results and future financial projections as a result of market conditions. Accordingly, the Company recorded a non-cash charge to operations of $60.2 million representing the unrealized holding losses previously accounted for a separate component of stockholders' equity.

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    During April 2001, the Company sold its remaining 567,860 shares of its DoubleClick common stock for cash proceeds of $6.9 million. The sale of these shares resulted in a realized gain of $701,000.

3.  Business Combinations

Pooling-of-interests

    On December 8, 2000 the Company consummated its merger with ClickAgents. In connection with the merger, the Company issued an aggregate of 4,906,071 shares of its Common Stock in exchange for all outstanding shares of ClickAgents and reserved 427,237 additional shares of Common Stock for issuance upon exercise of outstanding employee stock options of ClickAgents.

    On January 31, 2000, the Company consummated its merger with Z Media. In connection with the merger, the Company issued an aggregate of 2,727,678 shares of its Common Stock in exchange for all outstanding shares of Z Media and reserved 419,366 additional shares of Common Stock for issuance upon exercise of outstanding employee stock options of Z Media.

    The Company accounted for the mergers as pooling-of-interests, and as such, the condensed consolidated financial statements as of and for the three-month and six-month periods ended June 30, 2001 have been restated to combine ClickAgents' and Z Media's financial data as if both entities had always been a part of the Company.

    Merger-related costs of $267,000 and $980,000 included in the condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 2001, respectively, were comprised primarily of direct transaction costs related to the Z Media merger.

Purchase

    On November 20, 2000, the Company completed its acquisition of Bach Systems, Inc. ("Bach Systems"). The Company accounted for the acquisition under the purchase method. Accordingly, and the results of Bach Systems' operations are included in the Company's condensed consolidated financial statements from the date of acquisition. The aggregate consideration constituting the purchase price was approximately $5.1 million. The excess purchase price over the fair value of the tangible net assets acquired of approximately $3.9 million at the closing date was allocated to identifiable intangible assets, including goodwill, and is being amortized over three to five years.

    The consideration may increase by up to an additional $14.7 million depending on the actual amount of potential earnout payments. The potential earnout would be paid out in common stock over the eight successive calendar quarters after the closing date if certain revenue and income before taxes, as defined, milestones are achieved. These earnout opportunities will be included in the purchase price for accounting purposes when the outcome of the contingency is determinable beyond a reasonable doubt. For the three-month and six-month periods ended June 30, 2001, the earnout aggregated approximately $1,137,500 or 284,000 shares of the Company's common stock and $2,200,000 or 550,000 shares, respectively. At this time, we have not deemed any future contingencies related to the earnout as determinable beyond a reasonable doubt.

    The historical operating results of Bach Systems prior to the acquisition date have not been included in the Company's historical operating results. Pro forma data (unaudited) for the three and six

F–45

month periods ended June 30, 2000 as if the Bach Systems acquisition had been effective as of January 1, 2000 is as follows:

(In thousands except per share data)	Three Months Ended June 31, 2000	Six Months Ended June 30, 2000
Revenues	$18,418	$35,493

Net Income	$2,539	$3,150

Earnings per share:
Basic	$0.07	$0.11

Diluted	$0.07	$0.10

4.  Accounts Receivable

    Accounts receivable are stated net of an allowance for doubtful accounts of $1,759,000 and $2,633,000 at December 31, 2000 and June 30, 2001, respectively.

5.  Property and Equipment

    Property and equipment consisted of the following:

	December 31, 2000	June 30, 2001
Computer equipment and purchased software	$3,012,000	$4,276,000
Furniture and equipment	983,000	983,000
Vehicles	56,000	56,000
Leasehold improvements	242,000	242,000

	4,293,000	5,557,000
Less: accumulated depreciation and amortization	(1,058,000)	(1,719,000)

	$3,235,000	$3,838,000

6.  Intangible Assets

    Intangible assets are comprised primarily of goodwill, which represents the excess of the cost of the acquired business over the net assets acquired, and purchased technologies and are being amortized on a straight-line basis over 3 to 5 years. Intangible assets are stated net of accumulated amortization of $1,502,000 and $2,418,000 at December 31, 2000 and June 30, 2001, respectively.

    The carrying amounts of intangible assets are reviewed if the facts and circumstances indicate potential impairment of their carrying value. If this review indicates that intangible assets are not recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying values related to the intangible assets are reduced to the fair value of the assets.

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7.  Commitments and Contingencies

    On February 22, 2001, a complaint was filed in Los Angeles Superior Court (Case No. BC245538) against ValueClick, its subsidiary ClickAgents, and the two founders of ClickAgents, both of whom remain employees of ClickAgents. The plaintiff, Adam Powell, alleges that the founders of ClickAgents entered into a joint venture agreement and other related agreements with him in early 1999, and that the founders and ClickAgents breached those agreements in July 1999 when the plaintiff's relationship with ClickAgents was terminated. The plaintiff also asserted various other causes of action, including fraud, breach of fiduciary duty, and conversion, arising from the same set of allegations. The plaintiff claims he is entitled to a percentage of ClickAgents' profits and a percentage of the merger consideration from ValueClick, which the plaintiff estimated in his complaint to exceed $11 million, and to other equitable relief, including appointment of a receiver. On May 4, 2001, the plaintiff filed a First Amended Complaint, removing some of his causes of actions and adding Chase Mellon Shareholder Services, LLC, ValueClick's transfer agent and registrar, as a new defendant.

    On May 25, 2001, ValueClick and ClickAgents jointly filed a demurrer and motion to strike with the court. On June 15, 2001, the court granted in part ValueClick's and ClickAgents' jointly filed demurrer and dismissed all claims against ValueClick and ClickAgents and ordered the plaintiff to file an amended complaint against the remaining individual defendants in the case. On July 18, 2001 the plaintiff filed a petition for a writ of mandate requesting that the Court of Appeals vacate the court's order to dismiss ValueClick and ClickAgents. On or about July 30, 2001, the plaintiff filed a Second Amended Complaint, removing all of his claims against ValueClick and ClickAgents. Assuming any appeal or writ petition is denied, the Second Amended Complaint will become the operative complaint.

    ValueClick continues to believe that the plaintiff's allegations are without merit and intends to vigorously defend itself. In addition, ValueClick is continuing to pay for the defense of Gurbaksh and Tajinder Chahal, the founders of ClickAgents and current employees of ValueClick. ValueClick has not recorded an accrual related to damages, if any, resulting from this case, as an unfavorable outcome is, in management's opinion, not probable.

8.  Stockholders' Equity

    On March 30, 2000 the Company completed its initial public offering in which the Company sold 4,000,000 shares of its Common Stock at $19.00 per share. The initial public offering closed on April 5, 2000. The proceeds to the Company from the offering, after deducting direct incremental costs and underwriting discounts and commissions, were $68.6 million. Upon the closing of the offering, all of the Company's then outstanding Preferred Stock automatically converted into Common Stock on a one-for-one basis. After the offering, the Company's authorized capital consists of 120,000,000 shares of capital stock (100,000,000 shares of Common Stock at a par value of $0.001 per share and 20,000,000 shares of Preferred Stock at a par value of $0.001 per share) of which 36,430,625 and 36,485,024 shares of Common Stock were outstanding at December 31, 2000 and June 30, 2001, respectively.

9.  Loss per Share

    Basic loss per share represents net loss divided by the weighted-average number of common shares outstanding for the period. Diluted loss per share represents net loss divided by the weighted-average number of shares outstanding, inclusive of the impact of common stock equivalents unless anti-dilutive.

F–47

    The reconciliations of basic to diluted weighted average shares are as follows:

	Three-month period ended June 30,
	2000	2001
Weighted average shares used in basic computation	35,616,000	36,461,000
Dilutive stock options and unvested restricted stock	1,623,000	—

Weighted average shares used in diluted computation	37,239,000	36,461,000

    Options to purchase 489,000 and 2.4 million weighted shares of common stock at prices at $11 and ranging from $0.07 to $11.00 were outstanding during the three-month periods ended June 30, 2000 and 2001, respectively, but were not included in the diluted computation because the proceeds from the options' exercise prices combined with the related unamortized stock compensation expense was greater than the proceeds using the average market price of the common shares during the periods and, therefore, the options were anti-dilutive. Options to purchase 1.2 million weighted shares of common stock at prices ranging from $0.07 to $3.04 were outstanding during the three-month period ended June 30, 2001, but were not included in the diluted computation because the options were anti-dilutive, as the Company incurred a net loss.

	Six-month period ended June 30,
	2000	2001
Weighted average shares used in basic computation	28,352,000	36,448,000
Dilutive stock options and unvested restricted stock	1,689,000	—

Weighted average shares used in diluted computation	30,041,000	36,448,000

    Options to purchase 660,000 and 1.8 million weighted shares of common stock at prices at $11 and ranging from $0.07 to $11.00 were outstanding during the six-month periods ended June 30, 2000 and 2001, respectively, but were not included in the diluted computation because the proceeds from the options' exercise prices combined with the related unamortized stock compensation expense was greater than the proceeds using the average market price of the common shares during the periods and, therefore, the options were anti-dilutive. Options to purchase 1.4 million weighted shares of common stock at prices ranging from $0.07 to $4.25 were outstanding during the six-month period ended June 30, 2001, but were not included in the diluted computation because the options were anti-dilutive, as the Company incurred a net loss.

10. Segments, Geographic Information and Major Customers

    The Company operates in one industry segment, the internet advertising business, and as such has no other separate reportable segments.

    The Company's operations are domiciled in the United States with operations in Japan through its majority owned subsidiary, ValueClick Japan and with operations in Europe through its wholly owned subsidiaries, ValueClick Europe, ValueClick France and ValueClick Germany. The Company has

F–48

additional international operations through its ValueClick Canada and ValueClick Brazil subsidiaries. The Company's geographic information is as follows:

	Six-month Period Ended June 30, 2001
	Revenues	Income (loss) from Operations	Long-Lived Assets as of June 30, 2001
United States	$13,486,000	$(6,123,000)	$9,061,000
Japan	5,962,000	81,000	1,171,000
Europe	2,861,000	(7,000)	131,000
Other	67,000	(273,000)	25,000

Total	$22,376,000	$(6,322,000)	$10,388,000

	Six-month Period Ended June 30, 2000
	Revenues	Income (loss) from Operations	Long-Lived Assets as of June 30, 2001
United States	$26,793,000	$110,000	$10,290,000
Japan	4,562,000	475,000	304,000
Europe	360,000	(179,000)	68,000
Other	—	(6,000)	—

Total	$31,715,000	$400,000	$10,662,000

    For the six-month periods ended June 30, 2001 and 2000, no customer comprised greater than 10% of revenues.

11. Subsequent Events

    On July 1, 2001, ValueClick, Mediaplex, Inc. ("Mediaplex") and Mars Acquisition Corp., a wholly-owned subsidiary of ValueClick ("Merger Sub"), entered into an Agreement and Plan of Merger ("Merger Agreement"), under which ValueClick agreed to acquire Mediaplex (the "Merger"). Pursuant to the Merger Agreement, the Merger Sub would be merged with and into Mediaplex with Mediaplex remaining as the surviving corporation and a wholly owned subsidiary of ValueClick. ValueClick intends to account for the Merger under the purchase method of accounting.

    If the Merger is completed, holders of Mediaplex common stock will receive 0.4113 of a share of ValueClick common stock for each share of Mediaplex common stock they own. Mediaplex stockholders will receive a cash payment for any fractional share. Mediaplex common stock trades on the Nasdaq National Market under the symbol "MPLX."

    The boards of directors of both ValueClick and Mediaplex have approved the Merger. Completion of the merger requires the approval of both the Mediaplex stockholders and the ValueClick stockholders.

F–49

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Mediaplex, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Mediaplex Inc., and its subsidiary, at December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

San Francisco, California
February 13, 2001

F–50

MEDIAPLEX, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 1999	December 31, 2000
ASSETS
Cash and cash equivalents	$78,052	$34,894
Short-term investments	9,913	22,244
Restricted cash	—	1,106

Total cash, cash equivalents, short-term investments and restricted cash	87,965	58,244
Accounts receivable, net	7,629	14,151
Other current assets	940	1,604

Total current assets	96,534	73,999
Property and equipment, net	4,039	11,890
Goodwill and intangible assets, net	2,257	20,810
Other assets	612	1,144

Total assets	$103,442	$107,843

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$3,343	$923
Accrued liabilities	7,909	14,344
Deferred revenue	1,087	450
Capital lease obligation, current portion	—	334
Notes payable to stockholders, current portion	110	110

Total current liabilities	12,449	16,161
Deferred revenue	—	700
Capital lease obligation	—	268
Notes payable to stockholders	280	190
Other liabilities	—	52

Total liabilities	12,729	17,371
Commitments (Note 7)
Stockholders' Equity:
Preferred stock, $0.0001 par value; authorized 10,000 shares	—	—
Common stock, $0.0001 par value; authorized 150,000 shares; 31,691 and 35,941 shares issued as of December 31, 1999 and 2000, respectively	3	4
Additional paid-in capital	134,325	166,959
Warrants	2,472	2,040
Deferred stock compensation	(6,521)	(792)
Accumulated other comprehensive gain	—	9
Treasury stock, at cost; 859 shares	—	(703)
Accumulated deficit	(39,566)	(77,045)

Total stockholders' equity	90,713	90,472

Total liabilities and stockholders' equity	$103,442	$107,843

The accompanying notes are an integral part of these consolidated financial statements.

F–51

MEDIAPLEX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Year Ended December 31,
	1998	1999	2000
Revenues	$3,588	$26,405	$63,636
Cost of revenues	2,770	20,418	43,799

Gross profit	818	5,987	19,837
Operating expenses:
Sales and marketing (includes stock-based compensation of $578, $4,608 and $973 for the years ended December 31, 1998, 1999 and 2000, respectively)	1,398	12,007	22,786
Research and development (includes stock-based compensation of $0, $1,598 and $433 for the years ended December 31, 1998, 1999 and 2000, respectively)	556	5,733	10,307
General and administrative (includes stock-based compensation of $0, $5,154, and $10,168 for the years ended December 31, 1998, 1999 and 2000, respectively)	636	10,221	22,181
Restructuring expense	—	—	1,929
Amortization of goodwill and intangibles	—	753	4,700

Total operating expenses	2,590	28,714	61,903

Loss from operations	(1,772)	(22,727)	(42,066)
Interest income (expense), net	(247)	912	4,587

Net loss	$(2,019)	$(21,815)	$(37,479)
Beneficial conversion feature of Series C preferred stock	—	14,360	—

Net loss attributable to common stockholders	$(2,019)	$(36,175)	$(37,479)

Net loss per share attributable to common stockholders—basic and diluted	$(0.25)	$(2.34)	$(1.11)

Weighted average shares used to compute net loss per share Attributable to common stockholders—basic and diluted	8,186	15,427	33,756

The accompanying notes are an integral part of these consolidated financial statements.

F–52

MEDIAPLEX, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Convertible Preferred Stock
			Common Stock						Treasury Stock
					Additional Paid-In Capital		Deferred Stock Compensation	Other Comprehensive Gain/(Loss)
	Shares	Amount	Shares	Amount		Warrants			Shares	Amount	Deficit	Total
Balance, December 31, 1997	—	$—	11,319	$1	$813	$—	$—	$—	—	$—	$(1,372)	$(558)
Repurchase of common stock for convertible note payable			(4,643)	—	(232)							(232)
Beneficial conversion feature of note payable to stockholder					232							232
Issuance of common stock			76	—	38							38
Issuance of common stock for services			232	—	151							151
Options granted to former employees for services rendered					286							286
Deferred stock compensation					193		(193)					—
Amortization of deferred stock compensation							140					140
Net loss											(2,019)	(2,019)

Balance, December 31, 1998	—	—	6,984	1	1,481	—	(53)	—	—	—	(3,391)	(1,962)
Issuance of common stock for services			93	—	417							417
Issuance of common stock upon acquisition of Netranscend			1,979	—	2,569							2,569
Issuance of common stock upon exercise of options			239	—	361							361
Issuance of Series A convertible preferred stock, net of issuance costs of $47	1,206	—			1,461							1,461
Conversion of note payable to stockholder for common stock			947	—	71							71
Issuance of Series B convertible preferred stock, net of issuance costs of $742	4,500	—			8,259	432						8,691
Conversion of note payable for common stock			4,643	—	232							232
Issuance of Series C convertible preferred stock, net of issuance costs of $238	4,000	1			14,121							14,122
Dividend relative to beneficial conversion feature related to issuance of Series C convertible preferred stock					14,360						(14,360)	—
Issuance of common stock upon exercise of options in connection with waiver of payable to stockholder			200	—	13							13
Issuance of warrant for services						2,040						2,040
Sale of common stock, net of issuance costs of $7,355			6,900	1	75,444							75,445
Conversion of convertible preferred stock	(9,706)	(1)	9,706	1								—
Deferred stock compensation					15,536		(15,536)					—
Amortization of deferred stock compensation							9,068					9,068
Net loss											(21,815)	(21,815)

Balance, December 31, 1999	—	—	31,691	3	134,325	2,472	(6,521)	—	—	—	(39,566)	90,713
Issuance of common stock for acquisition of AdWare.			1,212	—	23,769							23,769
Issuance of common stock upon exercise of stock options			2,555	1	1,780							1,781
Issuance of common stock upon exercise of warrants			368	—	682	(432)						250
Issuance of common stock under the employee stock purchase plan			114	—	570							570
Purchase of treasury stock					626				(859)	(703)		(77)
Issuance of common stock options to employees at below fair value					11,346							11,346
Adjustment for variable stock options					(2,416)		731					(1,685)
Cancelled stock options					(3,723)		1,520					(2,203)
Amortization of deferred stock compensation							3,478					3,478
Net change in unrealized gain on commercial paper								9				9
Net loss											(37,479)	(37,479)

Balance, December 31, 2000	—	$—	35,941	$4	$166,959	$2,040	$(792)	$9	(859)	$(703)	$(77,045)	$90,472

The accompanying notes are an integral part of these consolidated financial statements.

F–53

MEDIAPLEX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	1998	1999	2000
Cash flows from operating activities:
Net loss	$(2,019)	$(21,815)	$(37,479)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	55	1,211	8,143
Allowance for sales credits and doubtful accounts	143	4,365	8,748
Stock-based compensation expense	578	11,360	11,574
Non-cash portion of restructuring charge	—	—	200
Accretion of short-term investments	—	(184)	(881)
Write-off of property and equipment	19	17	546
Amortization of debt discount	—	18	23
Interest expense related to beneficial conversion feature of note payable	232	—	—
Changes in assets and liabilities:
Accounts receivable	(1,076)	(11,058)	(14,220)
Other assets	(22)	(1,525)	(1,080)
Accounts payable	1,149	387	(2,888)
Restructuring reserve	—	—	683
Payables to stockholders	91	(77)	—
Accrued liabilities	273	7,568	5,490
Deferred revenue	337	607	63

Net cash used in operating activities	(240)	(9,126)	(21,078)

Cash flows from investing activities:
Purchase of property and equipment	(79)	(2,990)	(7,782)
Purchase of short-term investments	—	(9,728)	(44,524)
Sale of short-term investments	—	—	33,081
Acquisition, net of cash acquired	—	—	(3,357)
Restricted cash	—	—	(1,090)
Unrealized gain on commercial paper	—	—	9

Net cash used in investing activities	(79)	(12,718)	(23,663)

Cash flows from financing activities:
Net proceeds from issuance of common stock	38	75,445	—
Net proceeds from issuance of preferred stock	—	23,941	—
Proceeds from exercise of stock options	—	361	2,600
Purchase of treasury stock, at cost	—	—	(703)
Payments of capital lease obligations	(25)	—	(204)
Proceeds from notes payables — stockholders	275	—	—
Payment of notes payable — stockholders	—	(225)	(110)
Advance from stockholder	263	—	—

Net cash provided by financing activities	551	99,522	1,583

Net increase in cash and cash equivalents	232	77,678	(43,158)
Cash and cash equivalents at beginning of period	142	374	78,052

Cash and cash equivalents at end of period	$374	$78,052	$34,894

The accompanying notes are an integral part of these consolidated financial statements.

F–54

MEDIAPLEX, INC.
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	1998	1999	2000
Cash paid for interest	$2	$13	$45

Noncash financing and investing activities:
Estimated fair value of:
Assets acquired	$—	$—	$7,479
Liabilities assumed	—	(16)	(2,318)
Goodwill and intangibles	—	3,010	23,218

Total purchase price	—	2,994	28,379
Less: cash acquired	—	—	(643)
Less: acquisition costs	—	(11)	(610)
Less: issuance of note payable for acquisition	—	(430)	—
Less: issuance of common stock	—	(2,553)	(23,769)

Net cash paid for acquisition	$—	$—	$3,357

Equipment acquired under capital lease	$3	$—	$30

Conversion of stockholder's notes payable to common stock	$—	$303	$—

Repurchase of common stock in exchange for a note payable	$232	$—	$—

Issuance of warrant to purchase common and preferred stock in connection with Series B preferred stock financing	$—	$597	$—

Conversion of advance from stockholder to Series A preferred stock	$—	$263	$—

Conversion of note payable and accrued interest to Series C convertible preferred stock	$—	$70	$—

Beneficial conversion feature of Series C convertible preferred stock	$—	$14,360	$—

Beneficial conversion feature of notes payable	$232	$—	$—

Conversion of convertible preferred stock to common	$—	$24,273	$—

Exercise of common stock options in connection with waiver of payable to stockholder	$—	$12	$—

Deferred stock compensation from issuance of options	$193	$15,535	$—

Cancelled stock options	$—	$—	$2,203

Adjustment for variable stock options	$—	$—	$1,685

The accompanying notes are an integral part of these consolidated financial statements.

F–55

MEDIAPLEX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Business Activities and Summary of Significant Accounting Policies

  Nature of Business

    Mediaplex, Inc. ("Mediaplex"), together with its subsidiary, AdWare Systems, Inc. (the "Company") provides technology-based advertising and marketing services and offline media-management solutions for companies and advertising agencies that seek to optimize their marketing campaigns. Our service offerings include planning and execution of online media and marketing campaigns, proprietary third-party ad serving to advertisers, tracking and reporting of an advertiser's return on investment ("ROI"), including evaluation of online transactions, and media management applications. Our technology-based services enable companies to deliver customized online advertising messages in response to changes in their underlying business variables, such as inventory levels, product pricing and customer data.

  Acquisitions

    In July 2000, Mediaplex acquired AdWare Systems, Inc., and its wholly owned subsidiary AdWare Systems Canada, Inc. ("AdWare"), a global media management applications service provider, for 1,211,921 shares of its common stock valued at $19.19 per share, being the 10 day moving average ending five days prior to the closing of the transaction, and $4 million in cash, from McCann-Erickson Worldwide, a subsidiary of The Interpublic Group of Companies, Inc. The purchase agreement requires the Company to issue up to an additional 156,000 shares of its common stock to McCann in 2001, contingent on the performane of AdWare. These contingent shares when issued will be accounted for as a purchase price adjustment at the then fair market value.

    The acquisition was accounted for using the purchase method of accounting. The aggregate purchase price of $27.8 million, together with $539,000 of net liabilities assumed and $610,000 in acquisition costs, has been allocated based on the fair value of the assets acquired. Property and equipment valued at $5.7 million are being depreciated over their remaining useful lives. Goodwill of $13.1 million and intangible assets consisting of $2.4 million in proprietary technology, $1.8 million in workforce, $5.5 million in licensing agreements, and $433,000 in trade names, totaling $23.2 million are being amortized over three years.

    The following unaudited pro forma results of operations reflect the combined results of Mediaplex and AdWare for the years ended December 31, 1999 and 2000 and have been prepared as though the entities had been combined as of January 1, 1999 and 2000, respectively. The unaudited pro forma results do not reflect any nonrecurring charges that resulted directly from the transaction.

	Years Ended December 31,
	1999	2000
	(unaudited)
Revenues	$34,878	$68,918
Net loss	$(30,589)	$(41,762)
Net loss per share—basic and diluted	$(1.84)	$(1.21)
Shares used to compute net loss per share—basic and diluted	16,639	34,428

    On March 25, 1999, the Company acquired Netranscend Software, Inc., a Java-based business automation solutions software company, for a non-interest note payable of $430,000, due in four annual installments (Note 6) beginning on the first anniversary of the acquisition, and 1,979,000 shares of the

F–56

Company's common stock with an estimated fair value of $1.29 per share as determined by the Board of Directors. The Company incurred transaction costs of $68,000.

    The acquisition was accounted for using the purchase method of accounting. Immediately after the acquisition, Netranscend was liquidated into the Company. The aggregate purchase price of $3.0 million, together with $16,000 of net liabilities assumed, has been allocated based on the fair value of the assets acquired. Goodwill and intangible assets, consisting of proprietary technology, totaling $3.0 million are being amortized over three years.

  Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Concentration of Credit Risk

    Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash equivalents and accounts receivable. The Company has cash equivalents and short-term investment policies that require placement of these funds in financial institutions evaluated as highly credit-worthy. The Company's credit risk is mitigated by the Company's ongoing credit evaluation of its customers' financial condition. The Company does not require collateral or other security to support accounts receivable and maintains an allowance for doubtful accounts. One agency accounted for 12% of the outstanding accounts receivable at December 31, 1999. At December 31, 2000, one agency represented 22% of outstanding accounts receivable. In 1998, DATEK Online and uBid accounted for approximately 56% and 21% of our revenues, respectively. In 1999, ShopNow.com and DATEK Online accounted for approximately 12% and 10% of our revenues, respectively. No one customer accounted for more than 10% of revenue for the year ended December 31, 2000.

  Risks and Uncertainties

    The Company is subject to all of the risks inherent in an early stage company in the Internet advertising industry. These risks include, but are not limited to, a limited operating history, its ability to raise capital, limited management resources, dependence upon consumer acceptance of the Internet, Internet-related security risks and the changing nature of the electronic commerce industry. The Company's operating results may be materially affected by the foregoing factors.

    The Company has incurred substantial losses and negative cash flow from operations since inception. As of December 31, 2000 the Company has an accumulated deficit of $77,045,000. The Company believes that their working capital will provide adequate liquidity to fund their operations and meet their other cash requirements until at least March 31, 2002. The Company is however subject to unanticipated developments in the short term, such as the entry into agreements which may require large cash payments, further deterioration of the online advertising market or the acquisition of businesses with negative cash flows, these may necessitate additional financing. The Company may seek to raise additional funds through public or private debt or equity financings in order to:

  •
  fund their operations and capital expenditures;

  •
  take advantage of favorable business opportunities, including geographic;

F–57

  •
  expansion or acquisitions of complementary businesses or technologies;

  •
  develop and upgrade their technology infrastructure;

  •
  reduce outstanding debt;

  •
  develop new product and service offerings;

  •
  take advantage of favorable conditions in capital markets; or

  •
  respond to competitive pressures.

    The capital markets, and in particular the public equity market for Internet companies, have traditionally been volatile. It is difficult to predict when, if at all, it will be possible for Internet companies to raise capital through these markets. The Company cannot assure that additional financing will be available on favorable terms, or at all.

  Cash, Cash Equivalents and Investments in Marketable Securities

    All highly liquid instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

    The Company's financial instruments include cash and cash equivalents, borrowings and accounts payable, and are carried at cost, which approximates their fair value due to their short-term maturities.

    The Company classifies its investments in marketable securities as available-for-sale. Accordingly, these investments are carried at fair value, with the unrealized gains and losses, net of estimated tax, reported as a separate component of stockholders' equity. Unrealized gains at December 31, 2000 were $9,000. The Company recognizes gains and losses when securities are sold using the specific identification method. For the years ended December 31, 1998, 1999, and 2000, the Company did not recognize any material gains or losses upon the sale of securities.

    At December 31, 2000, cash and cash equivalents and short-term investments consist of the following:

	Cost	Unrealized Losses	Unrealized Gains	Estimated Fair Value
Cash and cash equivalents:
Cash	$2,153	$—	$—	$2,153
Money market funds	22,741	—	—	22,741
Municipal and government securities	5,000	—	—	5,000
Commercial paper	5,000	—	—	5,000

	$34,894	$—	$—	$34,894

Short-term investments:
Municipal and government securities	$15,900	$—	$—	$15,900
Corporate bonds	2,392	—	5	2,397
Commercial paper	3,947	—	4	3,947

	$22,239	$—	$9	$22,244

F–58

    At December 31, 1999, cash and cash equivalents and short-term investments consist of the following:

Cost
Cash and cash equivalents:
Cash	$(1,766)
Money market funds	2,335
Commercial paper	77,483

$78,052

Short-term investments:
Commercial paper	$9,913

$9,913

  Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation and amortization. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization are based on the straight-line method over the estimated useful lives of the related assets, which range from three to five years. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is reflected in operations in the period realized.

  Goodwill and Intangible Assets

    Goodwill and intangible assets consist of the excess of the purchase price paid over the value of identified intangible and tangible net assets resulting from the acquisition of AdWare Systems, Inc. and Netranscend Software, Inc. Due to the rapid technological changes occurring in the Internet industry, the goodwill and intangible assets are amortized using the straight-line method over three years, the period of expected benefit. Valuation of goodwill and intangible assets is based on forecasted discounted cash flows and is reassessed periodically. Cash flow forecasts are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

  Impairment of Long-Lived Assets

    The Company assesses potential impairments to its long-lived assets, including identifiable intangibles and goodwill, periodically in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The Company also assesses the impairment of enterprise level goodwill periodically in accordance with the provision of Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant decline in the Company's stock price for a sustained period of time, and the Company's market capitalization relative to net book value. When the Company determines that the carrying value of a long-lived asset may not

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be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, then the Company recognizes an impairment loss. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, determined either based on market value, if available, or discounted cash flows, if not. Under SFAS No. 121, certain triggering events were present at December 31, 2000, which caused the Company to perform an impairment assessment of its long-lived assets. No impairment was indicated by the comparison of the future undiscounted cash flows to the book value of the long-lived assets.

  Revenue Recognition

    Revenues are generated primarily from fixed fees for campaign management services. Advertising revenues are recognized ratably as impressions are delivered over the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of a period and collection of the resulting receivable is probable. Company obligations typically includes guarantees of minimum number of "impressions," or times that an advertisement appears in pages viewed by users of the Company's online properties. Although contracts provide for payments for partial delivery of minimum guaranteed impressions, they typically do not provide for order delivery. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues to the undelivered impressions until the remaining guaranteed impression levels are achieved.

    Amounts payable to third-party websites for providing advertising space are recorded as cost of revenues in the period the advertising impressions are delivered.

    The Company also generates revenue from application management services and professional services. Application management services revenue consists of monthly recurring fees for hosting services and is recognized as the services are performed. The Company's application management services provide customers rights to access applications, hardware for the application access, customer service, and rights to enhancements and updates. The Company's customers do not have the right to take possession of the software at any time during the hosting agreement. Contracts for application management services that exceed designated minimum monthly or quarterly volume usage are recognized as revenues by the Company in the month or quarter in which minimum volume is exceeded.

    To date, the Company has had no barter transactions.

  Deferred Revenues

    Deferred revenues consist of fees received or billed in advance of the delivery of the services. These revenues are recognized when the services are provided.

  Research and Development Expenses

    Research and development expenses and enhancements to existing products are charged to operations as incurred. Software development costs are required to be capitalized once a working model has been established and ending when a product is available for general release to customers. For the year ended December 31, 2000, we have incurred substantial cost associated with enhancing our products. As such, we capitalized $472,000 in software development costs, which are being amortized over a three-year period. During the year ended December 1999, completion of a working

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model of the Company's products and general release substantially coincided. As a result, the Company did not capitalize any software development costs for the year ended December 1999.

  Advertising Expenses

    The Company expenses the cost of advertising and promoting its services as incurred. These costs are included in sales and marketing on the statements of operations. For the year ended December 31, 2000, the company incurred approximately $1.9 million in advertising expenses. The Company did not incur any advertising and promoting expense during the years ending December 31, 1998 and 1999.

  Stock-based Compensation

    The Company accounts for stock-based employee compensation arrangements under the intrinsic value method and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under the intrinsic value method, compensation cost is recognized based on the difference, if any, on the measurement date between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

    The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments that are Issued to Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

    The Company amortizes stock-based compensation recorded in connection with certain stock option grants over the vesting periods of the related options, generally four years, consistent with the method described in Financial Accounting Standards Board Interpretation ("FIN") No. 28.

  Income Taxes

    Deferred income taxes are recognized for the differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets when it is more likely than not, based on available evidence, that some portion or all of the deferred tax asset will not be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in deferred tax assets and liabilities.

  Net Loss Per Share

    Basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is antidilutive. Potential common shares are composed of common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants.

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    The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share data):

	Year Ended December 31,
	1998	1999	2000
Numerator:
Net loss attributable to common stockholders	$(2,019)	$(21,815)	$(37,479)

Denominator:
Weighted average common shares	8,186	15,527	33,837
Weighted average unvested common shares subject to repurchase	—	(100)	(81)

Denominator for basic and diluted calculation	8,186	15,427	33,756

Net loss per share— basic and diluted	$(0.25)	$(2.34)	$(1.11)

    The following table sets forth common stock equivalents (potential common stock) that are not included in the diluted net loss per share calculation above because to do so would be antidilutive for the periods indicated (in thousands):

	Year Ended December 31,
	1998	1999	2000
Weighted average effect of common stock equivalents:
Stock options	410	8,121	7,538
Warrants	—	825	484
Unvested common stock subject to repurchase	—	100	81
Convertible preferred stock	—	3,965	—

	410	13,011	8,103

  Comprehensive Income

    The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires that an enterprise report and display, by major components and as a single total, the change in its net assets during the period from non-owner sources. The components of comprehensive loss were as follows:

	Year Ended December 30,
	1998	1999	2000
Net loss attributable to common stockholders	$(2,019)	$(36,175)	$(37,479)
Unrealized gains/(losses) on marketable securities	—	—	9

Comprehensive loss	$(2,019)	$(36,175)	$(37,470)

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    The tax effects of comprehensive loss were not considered material. The following is a summary of the components of accumulated other comprehensive income:

	December 31, 1999	December 31, 2000
Unrealized gains on marketable securities	$—	$9

  Segment Information

    The Company complies with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in a single business segment providing a range of advertising technology services in the United States.

  Reclassifications

    Certain reclassifications have been made to the prior year's financial statements to conform with the current year presentation.

2.  Recently Issued Accounting Standards

    In March 2000, the Financial Accounting Standards Board ("FASB") issued FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of Accounting Principles Board ("APB") Opinion No. 25." FIN No. 44 clarifies the application of APB Opinion No. 25 regarding the definition of employee for purposes of applying APB Opinion No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This interpretation was effective July 1, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this interpretation have been applied prospectively. The adoption of this interpretation did not have a material impact on our financial position, results of operations or cash flows.

    In November 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 100, "Restructuring and Impairment Charges." In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 100 expresses the views of the SEC staff regarding the accounting for and disclosure of certain expenses not commonly reported in connection with exit activities and business combinations. This includes the accrual of exit and employee termination costs and the recognition of impairment charges. SAB No. 101 expresses the views of the SEC staff in applying accounting principles generally accepted in the United States of America to certain revenue recognition issues. The adoption of these SABs did not have a material impact on our financial position, results of operations or cash flows.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. There was no significant impact from the adoption of this pronouncement on January 1, 2001.

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3.  Balance Sheet Data

    Accounts receivable as of December 31, 1998, 1999 and 2000 are summarized as follows (in thousands):

	December 31,
	1998	1999	2000
Accounts receivable	$1,066	$11,233	$18,202
Beginning balance: Allowance for sales credits	—	(92)	(2,577)
Additions charged against revenue	(126)	(3,327)	(7,165)
Deductions	34	842	8,128

Ending balance: Allowance for sales credits	(92)	(2,577)	(1,614)
Beginning balance: Allowance for bad debts	(20)	(37)	(1,027)
Additions charged to expenses	(17)	(1,038)	(1,583)
Deductions	—	48	173

Ending balance: Allowance for bad debts	(37)	(1,027)	(2,437)

Accounts receivable, net:	$937	$7,629	$14,151

    Property and equipment as of December 31, 1999 and 2000 are summarized as follows (in thousands):

		December 31,
	Estimated Useful Life
		1999	2000
Property and equipment, net:
Computer equipment and software	3 years	$4,005	$14,216
Furniture	3 years	461	952
Other	3-5 years	16	325
Less: Accumulated depreciation		(443)	(3,603)

		$4,039	$11,890

    Depreciation and amortization expense related to property and equipment was $55,000, $457,000 and $3.5 million for the years ended December 31, 1998, 1999 and 2000, respectively.

    Goodwill and intangible assets as of December 31, 1999 and 2000 are summarized as follows (in thousands):

	December 31,
	1999	2000
Goodwill and intangible assets, net:
Goodwill and intangible assets	$3,010	$26,228
Less: Accumulated amortization	(753)	(5,418)

	$2,257	$20,810

    Amortization of goodwill and intangible assets was $753,000 and $4.7 million for the years ended December 31, 1999 and 2000, respectively.

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MEDIAPLEX

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Accrued liabilities as of December 31, 1999 and 2000 are summarized as follows (in thousands):

	December 31,
	1999	2000
Accrued liabilities:
Accrued cost of revenues	$6,102	$10,943
Accrued payroll-related costs	725	1,084
Other accrued liabilities	1,082	2,317

	$7,909	$14,344

4. Income Taxes

    The Company has incurred losses from inception through December 31, 2000. Management believes that, based on its history of losses and other factors, the weight of available evidence indicates it is more likely than not that the Company will not be able to realize its deferred tax assets. Thus, a full valuation reserve has been recorded at December 31, 1999 and 2000. The Company's net deferred tax asset is comprised as follows (in thousands):

	December 31,
	1999	2000
Net operating loss carryforwards	$2,900	$14,212
Deferred stock compensation	2,509	1,655
Accrued liabilities	2,010	2,106
Intangible basis difference	—	1,010
Capitalized research and development	—	480
Other	165	583

	7,584	20,046
Less valuation allowance	(7,584)	(20,046)

Net deferred tax asset	$—	$—

    As of December 31, 2000, the Company has net operating loss carryforwards of approximately $38.7 million and $18.3 million for federal and state income tax purposes, respectively. The carryforwards will begin to expire in 2011 and 2004 for federal and state income tax purposes, respectively. For federal and state income tax purposes, a portion of the Company's net operating loss may be subject to certain limitations on annual utilization due to changes in ownership, as defined by federal and state tax laws. The amount of such limitations, if any, has not yet been determined.

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    The components of income tax provision are as follows (in thousands):

	December 31,
	1999	2000
Deferred:
Federal	$5,058	$11,790
State	1,469	672

Total deferred	6,527	12,462
Change in valuation allowance	(6,527)	(12,462)

Total	$—	$—

    The principal items accounting for the difference between income taxes computed at the U.S. statutory rate and the provision for income taxes are as follows (in thousands):

	December 31,
	1998	1999	2000
U.S. statutory rate	34.0%	34.0%	34.0%
State taxes	—	4.2	3.8
Permanent difference	(9.8)	(9.6)	(6.1)
Adjustment to increase valuation allowance	(24.2)	0.6	0.4
Research and development credits	(24.2)	(29.9)	(33.3)
Other	—	0.7	1.2

	—	—	—

5. Restructuring expense

    In December 2000, the Company announced a restructuring program intended to respond to market changes by reducing the overall cost structure. In connection with this program, the Company recorded a restructuring charge of $1.9 million, in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Of the total, approximately $1.6 million related to employee termination costs covering approximately 70 positions from its sales, development and administrative organization. The remaining charges related to the write-down of excess and obsolete computer equipment and a provision for closing certain facilities. As of December 31, 2000, all terminations were completed and $1.2 million of the charges were paid. As of December 31, 2000, a restructuring charge of $700,000 remained accrued, primarily relating to ongoing scheduled severance payments and pending lease cancellations being executed under the restructuring plan. The Company anticipates that it will complete its restructuring by the end of the first quarter in 2001.

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6. Notes Payable to Stockholders

    The Company's notes payable to stockholders consisted of the following (in thousands):

	December 31,
	1999	2000
Note payable to stockholder	$390	$300
Less current portion	(110)	(110)

	$280	$190

    In connection with the Netranscend Software, Inc. acquisition in March 1999, the Company agreed to pay $430,000 as a part of the purchase consideration. This note is payable over four years, the first payment of $110,000 was paid during March 2000, $110,000 is due in March 2001, $100,000 is due in March 2002 and $110,000 is due in March 2003. The note payable has been recorded at $373,000, net of a discount. The discount will be amortized as interest expense over the four-year term of the note.

    The Company incurred interest expense of $17,000, $18,000 and $21,000 for the years ended December 31, 1998, 1999 and 2000, respectively, in connection with the notes payable to stockholders.

7. Commitments and Contingencies

  Lease Agreements

    The Company leases office space under noncancelable operating lease agreements that expire in 2005. The terms of the leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

    Future minimum lease payments under noncancelable operating leases as of December 31, 2000 are as follows (in thousands):

Year Ended December 31,	Operating Leases	Capital Leases
2001	$2,846	$353
2002	2,600	208
2003	2,135	53
2004	1,666	33
2005 and thereafter	153	—

Total minimum lease payments	$9,400	647

Less amount representing interest		(45)

Present value of minimum capital lease obligations		602
Less current portion		(334)

		$268

    Rent expense was $93,000, $630,000, and $2.5 million for the years ended December 31, 1998, 1999, and 2000, respectively.

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  Severance Payments

    As of December 31, 2000, the Company has employment agreements under which the employees would be entitled to receive severance payments totaling $460,000 if their employment were terminated under certain conditions. The Company paid a total of $1.3 million in severance for the year ended December 31, 2000.

  Legal Proceedings

    From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company is not currently aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

8. Stockholders' Equity (Deficit)

  Common Stock

    The Company is authorized to issue 40,000,000 shares of common stock. In August 1999, the Company amended its certificate of incorporation to increase the number of authorized shares of common stock to 150,000,000 shares.

    In November 1999, the Company completed a public offering of 6,900,000 shares of common stock generating proceeds of $75.4 million, net of issuance costs of $7.4 million.

    The Company recognizes stock-based compensation upon the issuance of common stock for less than the deemed fair market value, upon the issuance of common stock in exchange for services, and upon the acceleration of unvested shares. Accordingly, the Company recorded stock-based compensation of $151,000, $252,000 and $11.3 million for the years ended December 31, 1998, 1999 and 2000, respectively.

  Convertible Preferred Stock

    The Company is authorized to issue 10,000,000 shares of preferred stock. In 1999, the Company issued 1,206,000 shares as Series A preferred stock, 4,775,000 shares as Series B preferred stock and 4,000,000 shares as Series C preferred stock. All outstanding preferred stock was converted into the Company's common stock on November 19, 1999, upon the completion of its initial public offering.

    In August 1999, the Company recorded a preferred dividend of $14.4 million which represents the difference between the deemed fair value of the Company's common stock and the purchase price of $3.59 per share of the Series C convertible preferred stock.

  Treasury Stock

    In December 2000, the board of directors authorized the Company to repurchase 858,542 shares of common stock from former employees to rescind the stock option exercises performed by such former employees earlier in 2000. The Company purchased the shares at the exercise price of the options for a total of approximately $703,000. These treasury shares will be used for future stock option exercises. Any excess of acquisition cost of the shares over the proceeds from reissuance will be charged to additional paid in capital. The Company recorded a non-cash stock-based compensation charge of $626,000 in relation to the repurchase. This charge is due to repurchasing shares at a price that was

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less than the fair market value at the date of repurchase and for the remeasurement of options that continued to be exercisable.

  Warrants

    In January 1999, the Company issued a warrant to an employee to purchase 500,000 shares of common stock at $0.50 per share. The warrant became exercisable only upon completion of certain milestones that were primarily related to achievement of certain levels of earned revenues.

    As of December 31, 1999, all milestones were completed and the warrant to purchase 500,000 shares became exercisable. Accordingly, the Company recorded compensation expense in the amount of $2,040,000 based on the difference between the exercise price and the fair value of the Company's common stock on the date the milestones were met. As of December 31, 2000 this warrant remains unexercised.

    In June 1999, in connection with services provided related to the issuance of Series B preferred stock, the Company granted warrants to two non-employees, exercisable for 275,000 and 100,000 shares of common stock at exercise prices of $2.00 per share and $0.50 per share, respectively. These warrants are exercisable by the holder at any time until June 2002. These warrants could be exercised either with cash or on a net issuance basis, where the number of shares to be issued is determined by the fair market value of the corresponding stock on the date of exercise. The holder of the warrant is not entitled to any voting rights. The fair value of the warrants calculated using Black-Scholes model was $432,000 and has been included in the offering costs of the Series B convertible preferred stock. These warrants were exercised during the year ended December 31, 2000. Under the net issuance method, 243,135 shares were exercised using 6,865 shares with a fair value of $50.98 per share in April 2000. An additional 125,000 were issued in exchange for cash at $2.00 per share in June 2000.

  1997 Stock Plan

    The Company's 1997 Stock Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and for the granting to employees and consultants of nonstatutory stock options and stock purchase rights.

    In November 1998, the Company granted options to purchase 506,000 shares of common stock with exercise prices ranging from $0.05 to $0.50 to both former and current employees for services previously rendered under the 1997 Stock Plan. The options granted to former employees were immediately exercisable until February 1999. At December 31, 2000, 180,000 shares granted to employees were exercisable. For those options granted to current employees, the Company recorded $193,390 in deferred stock compensation for the difference between the exercise price and the assumed fair value of the common stock at the measurement date. For the years ended December 31, 1998, 1999 and 2000, the Company recorded stock compensation expense of $140,000, $35,000 and $16,000, respectively.

    The Company recorded $286,000 for the fair value for the options granted to former employees as stock-based compensation expense during 1998. The fair value of the options granted to the former employees was determined using a Black-Scholes option-pricing model using a weighted average risk-free rate of 4.65%, weighted average expected life of three months and price volatility of 103%. No dividend yield was assumed as the Company has not paid dividends and has no plans to do so.

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    Options generally become exercisable in equal increments over a four-year vesting period and expire at the end of ten years from the date of the grant, or sooner if terminated by the Board of Directors.

The Amended and Restated 1999 Stock Plan

    In February 1999, the Company adopted the 1999 Stock Plan (the "1999 Plan"). Options granted under the 1999 Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). ISOs may be granted only to Company employees. NSOs may be granted to Company employees, directors and consultants. The Company originally reserved 9,000,000 shares of common stock for issuance under the 1999 Plan. The 1999 Plan was amended in August 1999, raising the number of shares reserved for issuance to 12,000,000. In June 2000, the stockholders approved an increase in the number of shares reserved for issuance to 13,000,000. Commencing January 1, 2001, the number of shares reserved for issuance under the 1999 Plan will be increased by an amount equal to the least of (a) 2,500,000 shares, (b) 5% of the outstanding shares or (c) an amount determined by our board of directors.

    In the case of ISOs granted to an employee who, at the time of the option was granted, owns stock representing more than 10% of the voting power of all classes of stock, the term of the option cannot exceed five years. The exercise price of an ISO or NSO may not be less than 100% or 85%, respectively, of the estimated fair value of the underlying stock on the date of grant and the exercise price of an ISO or NSO granted to a 10% shareholder may not be less than 100% of the estimated fair value of the underlying stock on the date of grant. Options generally become exercisable in equal increments over a four-year vesting period and expire at the end of ten years from the date of grant, or sooner if terminated by the Board of Directors. If an employee's employment with the Company is terminated prior to full vesting of the stock, the Company reverses any previously recorded stock-based compensation on the cancellation of unvested shares. For the year ended December 31, 2000, the Company reversed $2.2 million of such charges.

    For the year ended December 31, 1999, the Company recorded deferred stock compensation of $9.7 million in connection with stock option grants to employees and $5.8 million related to options granted to non-employees. The deferred stock compensation charge of $15.5 million is being amortized over the vesting periods of the related stock options through 2003. The fair value of the options granted to the non-employees was determined using Black-Scholes option-pricing model using a weighted average risk-free rate of 4.60%, a weighted average expected life of 1.5 years and price volatility of 77%. No dividend yield was assumed as the Company had not paid dividends and had no plans to do so. The stock options issued to non-employees require the Company to account for them as variable awards which requires remeasurement of the deferred expense for the unvested portion of the options each interim period based on the then fair value of the Company's common stock until they vest.

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    The following table summarizes option activity through December 31, 2000 (in thousands, except per share data):

		Options Outstanding
	Shares Available For Grants	Number of Shares	Exercise Price	Aggregate Price	Weighted Average Exercise Price
Shares authorized under the 1997 plan	506	—
Granted	(506)	506	$0.05—$ 0.50	$36	$0.07

Balance, December 31, 1998	—	506	$0.05—$ 0.50	36	$0.07
Shares authorized under the 1999 plan	12,000	—
Granted	(9,664)	9,664	$0.50—$ 67.88	11,028	$1.14
Cancelled	254	(254)	$0.50—$ 8.00	(594)	$2.34
Exercised	—	(439)	$0.05—$ 3.25	(374)	$0.84

Balance, December 31, 1999	2,590	9,477	$0.05—$ 67.88	10,096	$1.07
Shares authorized under the 1999 plan	1,000	—
Granted	(4,399)	4,399	$0.50—$102.00	111,398	$25.32
Cancelled	3,271	(3,271)	$0.05—$ 92.72	(50,237)	$15.36
Exercised	—	(2,555)	$0.05—$ 6.50	(1,781)	$0.70
Repurchased	—	859	$0.05—$ 3.25	703	$0.82

Balance, December 31, 2000	2,462	8,909	$0.05—$102.00	70,179	$7.88

    The following table summarizes information for stock options outstanding at December 31, 2000 (in thousands, except per share data and contractual life data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.05—$ 0.50	5,428	8.1	$0.49	4,718	$0.48
$1.25—$ 3.00	1,055	9.7	$2.58	81	$2.27
$3.25—$ 6.50	548	9.3	$3.74	126	$3.32
$7.19—$ 12.50	563	9.3	$9.92	67	$8.48
$13.44—$ 22.69	732	9.4	$20.24	—	—
$31.94—$ 55.75	100	9.3	$43.79	1	$48.83
$61.00—$102.00	483	9.2	$78.61	29	$78.44

	8,909			5,022

    The Company did not grant any options under the 1997 Stock Plan during the years ended December 31, 1999 or 2000. In connection with stock option grants made under the Amended and Restated 1999 Stock Plan, the Company recorded total stock compensation of $9.0 million and $3.5 million for the years ended December 31, 1999 and 2000, respectively. In connection with variable stock options requiring remeasurement during the year ended December 31, 2000, the Company reduced its stock-based compensation by $1.7 million due to the decline in the fair value of the Company's common stock.

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Employee Stock Purchase Plan

    In August 1999, the Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") effective on the date of the Company's initial public offering. As of December 31, 2000, the Company had reserved 400,000 shares for issuance under the Purchase Plan. In February 2001, the Company reserved an additional 400,000 shares for issuance. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not a 5% or greater stockholders. Under the Purchase Plan, eligible employees may select a rate of payroll deduction of up to 10% of their compensation subject to certain maximum purchase limitations. The Purchase Plan will be implemented in a series of overlapping twenty-four month offering periods beginning on the effective date of the Company's initial public offering. Subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Purchases will occur on each April 30 and October 31 (the "purchase dates") during each participation period. Under the Purchase Plan, eligible employees will be granted an option to purchase shares of common stock at a purchase price equal to 85% of the fair market value per share of common stock on either the start date of the offering period or the end date of the offering period, whichever is less. If the fair market value of the common stock at the end of the purchase period is lower than the fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the offering period immediately following.

    For the year ended December 31, 2000, the company issued a total of 114,414 shares under the Purchase Plan at purchase prices ranging from $1.83 to $10.20 per share. The shares were issued at an average price of $4.98 per share for a total of $570,000.

Pro Forma Stock-Based Compensation

    Under SFAS No. 123, the Company is required to calculate the pro forma fair market value of options granted to employees and report the impact that would result from recording the compensation expense. The fair value of option grants has been estimated on the measurement date using the Black-Scholes option-pricing model. The weighted average expected life was calculated based on the vesting period and the expected life at the date of grant. The risk-free interest rate was calculated based on rates prevailing during the grant periods and expected lives of options at the date of grants. No dividend yield was assumed as the Company has not paid dividends and has no plans to do so.

    The weighted average fair values of stock options granted for the years ended December 31, 1999 and 2000 was $1.80 and $27.81, respectively, on the grant date with the following weighted average assumptions:

	December 31,
	1999	2000
Expected dividend yield	0%	0%
Risk-free interest rate	5.14%	6.23%
Expected life	3 years	3 years
Volatility	118%	158%

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    The weighted average fair values of the options granted under the employee stock purchase plan for the years ended December 31, 1999 and 2000 was $5.19 and $24.92, respectively, on the date of grant with the following weighted average assumptions:

	December 31,
	1999	2000
Experienced dividend yield	0%	0%
Risk-free interest rate	5.21%	6.07%
Expected life	6 months	6 months
Volatility	118%	158%

    Had compensation expenses for option grants to employees been determined under SFAS No. 123 the Company's net loss would have been as follows (in thousands, except per share data):

	Year Ended December 31,
	1998	1999	2000
Net loss attributable to common stockholders—as reported	$(2,019)	$(36,175)	$(37,479)
Net loss attributable to common stockholders—SFAS No. 123 adjusted	$(2,019)	$(38,426)	$(65,137)
Net loss per share attributable to common stockholders—basic and diluted as reported	$(0.25)	$(2.34)	$(1.11)
Net loss per share attributable to common stockholders—basic and diluted SFAS No. 123 adjusted	$(0.25)	$(2.49)	$(1.93)

    The pro forma net loss disclosures made above are not necessarily representative of the effects on pro forma net income (loss) for future years as options typically vest over several years and additional option grants are expected to be made in future years.

9. Related Party Transactions

    In June 1999, the Company entered into an agreement with a former employee and stockholder, under which the stockholder will receive commissions on the net proceeds (defined as gross revenue minus associated costs) generated from certain customers. The agreement was renewed in July 2000 for the period through December 2000. The Company expensed $680,000 and $303,000 for the years ended December 31, 1999 and 2000 related to this agreement.

    In January 1999, the Company converted $12,000 of the payables to founders into 200,000 shares of common stock in connection with the founder's exercise of stock options.

    In May 1998, the Company entered into a sublease agreement, on a month-to-month basis, for office space with a stockholder, who was the original tenant of the office space. The Company paid $41,000 and $80,000 during the years ended December 31, 1998 and 1999, respectively, to the stockholder.

    During 1998, $12,000 was paid to the founders for expenses incurred on behalf of the Company. In 1998, a founder advanced the Company $50,000, which the Company repaid in full in 1999.

    The Company incurred expenses of $197,000 for the year ended December 31, 1998 in connection with legal and consulting services performed by a law firm affiliated with a stockholder.

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10. Employee Benefit Plan

    The Company maintains a retirement and deferred savings plan for its employees (the "401(k) Plan") that is intended to qualify as a tax-qualified plan under the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation up to a statutory limit. All amounts contributed by participants and earnings on these contributions are fully vested at all times. To date, the Company has not made discretionary contributions to the 401(k) Plan.

11. Subsequent Events

    In January 2000, the Company entered into employment agreements whereby it granted options to purchase 776,000 shares of the Company's common stock to two officers of the Company. Of these shares, 225,000 are contingent and vest upon the completion of certain milestones.

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MEDIAPLEX, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited in thousands except share and per share amounts)

	December 31, 2000	June 30, 2001
ASSETS
Cash and cash equivalents	$34,894	$10,269
Short-term investments	22,244	10,050
Restricted cash	1,106	1,134

Total cash, cash equivalents, short-term investments, and restricted cash	58,244	21,453
Accounts receivable, net	14,151	6,727
Other current assets	1,604	1,272

Total current assets	73,999	29,452
Property and equipment, net	11,890	10,391
Goodwill and intangible assets, net	20,810	16,956
Long-term investments	—	29,211
Other assets	1,144	907

Total assets	$107,843	$86,917

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$923	$1,326
Accrued liabilities	14,344	6,590
Deferred revenue	450	800
Capital lease obligation, current portion	334	209
Notes payable to stockholders, current portion	110	100

Total current liabilities	16,161	9,025
Deferred revenue	700	—
Capital lease obligation	268	354
Notes payable to stockholders	190	97
Other liabilities	52	33

Total liabilities	17,371	9,509
Contingencies (note 5)
Stockholders' Equity:
Preferred stock, $0.0001 par value; authorized 10,000 shares	—	—
Common stock, $0.0001 par value; authorized 150,000 shares; 35,941 and 36,967 shares issued as of December 31, 2000 and June 30, 2001, respectively	4	4
Additional paid-in capital	166,959	168,079
Warrants	2,040	2,040
Deferred stock compensation	(792)	(202)
Accumulated other comprehensive gain	9	178
Treasury stock, at cost; 859 shares	(703)	(703)
Accumulated deficit	(77,045)	(91,988)

Total stockholders' equity	90,472	77,408

Total liabilities and stockholders' equity	$107,843	$86,917

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–75

MEDIAPLEX, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands except per share data)

	Three months ended June 30,		Six months ended June 30,
	2000	2001	2000	2001
Revenues	$18,604	$6,334	$34,830	$14,308
Cost of revenues	13,374	2,933	25,222	7,089

Gross profit	5,230	3,401	9,608	7,219
Operating expenses:
Sales and marketing	6,559	2,839	12,588	5,904
Research and development	2,568	2,215	4,689	4,678
General and administrative	2,719	3,575	15,334	6,176
Restructuring charges	—	2,088	—	2,373
Amortization of goodwill and intangibles	251	2,244	501	4,461

Total operating expenses	12,097	12,961	33,112	23,592

Loss from operations	(6,867)	(9,560)	(23,504)	(16,373)
Interest income, net	1,185	735	2,436	1,436

Net loss	$(5,682)	$(8,825)	$(21,068)	$(14,937)

Net loss per share—basic and diluted	$(0.17)	$(0.25)	$(0.65)	$(0.42)

Weighted average shares used to compute net loss per share—basic and diluted	33,064	36,008	32,427	35,855

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–76

MEDIAPLEX, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Six Months Ended June 30,
	2000	2001
Cash flows from operating activities:
Net loss	$(21,068)	$(14,937)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,553	7,454
Allowance for sales credits and doubtful accounts	2,030	669
Stock-based compensation expense	11,843	1,197
Accretion of short and long-term investments	(631)	(104)
Net write-off of property and equipment	—	478
Amortization of debt discount	11	7
Changes in assets and liabilities:
Accounts receivable	(9,148)	6,755
Other assets	10	583
Accounts payable	(349)	403
Accrued and other liabilities	5,043	(7,773)
Deferred revenue	(933)	(350)

Net cash used in operating activities	(11,639)	(5,618)

Cash flows from investing activities:
Purchase of property and equipment	(5,611)	(738)
Capitalization of research and development costs	—	(1,389)
Purchase of short-term investments	(30,007)	(14,939)
Purchase of long-term investments	—	(32,090)
Sale of short-term investments	9,981	27,245
Sale of long-term investments	—	3,000
Acquisition of intangible assets	—	(400)
Change in unrealized gain/loss on cash equivalents	(6)	169

Net cash used in investing activities	(25,643)	(19,142)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants, and employee stock purchase plan	1,869	405
Payments of capital lease obligations	—	(160)
Payment of notes payable—stockholders	(110)	(110)

Net cash provided by financing activities	1,759	135

Net (decrease)/increase in cash and cash equivalents	(35,523)	(24,625)
Cash and cash equivalents at beginning of period	78,052	34,894

Cash and cash equivalents at end of period	$42,529	$10,269

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–77

MEDIAPLEX, INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Business Activities and Summary of Significant Accounting Policies

  Nature of Business

    Mediaplex, Inc. ("Mediaplex" or the "Company"), serves the marketing communications industry by providing technology-based advertising and marketing services and offline media-management solutions for companies and advertising agencies that seek to optimize their marketing campaigns. Our service offerings include planning and execution of online media and marketing campaigns, proprietary third-party ad serving to advertisers, tracking and reporting of an advertiser's return on investment ("ROI"), including evaluation of online transactions, and media management applications. Our technology-based services enable companies to deliver customized online advertising messages in response to changes in their underlying business variables, such as inventory levels, product pricing and customer data.

  Basis of Presentation

    The consolidated financial statements include the accounts of Mediaplex and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Net Loss Per Share

    Basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is antidilutive. Potential common shares are composed of common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants.

    The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2000	2001	2000	2001
Numerator:
Net loss attributable to common stockholders	$(5,682)	$(8,825)	$(21,068)	$(14,937)

Denominator:
Weighted average common shares	33,147	36,047	32,517	35,907
Weighted average unvested common shares subject to repurchase	(83)	(39)	(90)	(52)

Denominator for basic and diluted calculation	33,064	36,008	32,427	35,855

Net loss per share—basic and diluted	$(0.17)	$(0.25)	$(0.65)	$(0.42)

F–78

    The following table sets forth common stock equivalents (potential common stock) that are not included in the diluted net loss per share calculation above because to do so would be antidilutive for the periods indicated (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2000	2001	2000	2001
Weighted average effect of common stock equivalents:
Stock options	8,178	2,022	8,558	2,193
Warrants	483	213	486	240
Unvested common stock subject to repurchase	83	39	90	52

	8,744	2,274	9,134	2,485

    At June 30, 2001, cash and cash equivalents, short-term investments and long-term investments consisted of the following:

	Cost	Unrealized Gain	Unrealized Loss	Fair Value

Cash and Cash equivalents
Cash	1,711			1,711
Money Market	8,558			8,558

	10,269	0	0	10,269

Short Term
Municipal and Government Securities	10,018	32		10,050

	10,018	32	0	10,050

Long Term
Municipal and Government Securities	27,529	128		27,657
Corporate Bonds	1,536	18		1,554

	29,065	146	0	29,211

  Interim Results and Basis of Presentation

    The unaudited condensed consolidated financial statements as of June 30, 2001 and for the three and six month periods ended June 30, 2000 and 2001 have been prepared by us and are unaudited. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position as of June 30, 2001 and the results of our operations for the three and six month periods ended June 30, 2000 and 2001 and cash flows for the three and six month periods ended June 30, 2000 and 2001. The financial data and other information disclosed in these notes to the interim condensed consolidated financial statements related to these periods are unaudited. The results for the three and six month periods ended June 30, 2001 are not necessarily indicative of the results to be expected for any subsequent quarter or the entire fiscal year ending December 31, 2001. The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date.

F–79

    Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with our audited financial statements and notes thereto for the year ended December 31, 2000 as included in our report on Form 10-K filed on March 30, 2001. Certain reclassifications have been made to the prior period's financial statements to conform to the current period presentation.

2. Accumulated Other Comprehensive Gain

    The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires that an enterprise report and display, by major components and as a single total, the change in its net assets during the period from non-owner sources. The components of comprehensive loss were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2000	2001	2000	2001
Net loss	$(5,682)	$(8,825)	$(21,068)	$(14,937)
Unrealized gains/(losses) on marketable securities	(34)	175	(6)	169

Comprehensive loss	$(5,716)	$(8,650)	$(21,074)	$(14,768)

    The tax effects of comprehensive loss were not considered material. The following is a summary of the components of accumulated other comprehensive income:

	December 31, 2000	June 30, 2001
Unrealized gains on marketable securities	$9	$178

3. Restructuring Charges

    In December 2000, the Company announced a restructuring program intended to respond to market changes by reducing the overall cost structure. Of the $700,000 of accrued restructuring expenses remaining at December 31, 2000, the Company paid $555,000 during the first six months ended June 30, 2001. In addition, the Company incurred $285,000 related to payments for severance for additional involuntary termination of employees. The remaining cash outlay of $58,000 is expected to occur over the next six months, primarily relating to pending lease cancellations.

    In May 2001, the Company signed an agreement with Exile On Seventh. The agreement includes the transition of Mediaplex's media clients and media related service capabilities to Exile On Seventh. Under this agreement Exile On Seventh will provide online media planning, buying and account management services to Mediaplex's existing customers. In addition to adserving fees, Mediaplex will receive royalties based on the revenues generated from the media clients transitioned to Exile On Seventh. In association with this transition, the Company announced a further restructuring program intended to eliminate the excess workforce and equipment related to the former media business. The Company terminated 36 employees in the three months ended June 30, 2001 and an additional eight

F–80

employees in July 2001. In connection with this restructuring, the Company recorded a restructuring charge of approximately $2.1 million, of which approximately $1.3 million relates to employee termination costs and $840,000 to the write-down of excess computer equipment and software and the closing of additional facilities. As of June 30, 2001, a restructuring charge of approximately $1.1 million remained accrued, primarily related to ongoing scheduled severance payments and a provision for the closing of certain facilities and the associated equipment. The Company anticipates that it will complete its restructuring by the end of the third quarter of 2001.

4. Amended and Restated 1999 Stock Plan

    For the three month period ended June 30, 2001, the Company granted approximately 1.3 million stock options under the Amended and Restated 1999 Stock Plan at exercise prices ranging from $0.563 to $1.01 per share, based on the fair market value of the underlying common stock at the respective times of grant. Vesting of certain of these options accelerate upon certain events as defined in each option agreement.

    In April 2001, the Company extended the exercise period of options to purchase approximately 2.2 million shares for three former employees. These options are exercisable at $0.50 per share through January 2002. The Company recorded approximately $1.4 million in non-cash stock-based compensation charges during the three month period ended June 30, 2001 for these extensions.

5. Contingencies

    As of June 30, 2001, the Company has employment agreements under which the employees would be entitled to receive severance payments totaling $675,000 if their employment were terminated under certain conditions.

6. Segment Reporting

    On January 1, 2001, in anticipation of outsourcing the Company's advertising campaign management services (Note 2), the Company began separately tracking its revenue sources. The Company operates in two segments: advertising campaign management services, or media services, and technology services, which includes adserving and application management services.

    The following table sets forth the revenues by segment (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2000	2001	2000	2001
Revenues from:
Media Services	$17,342	$2,251	$33,278	$6,300
Technology Services	1,262	4,083	1,552	8,008

	$18,604	$6,334	$34,830	$14,308

7. Business Combinations

    In June 2001, the Company completed the purchase of the customer base and limited related computer hardware of Interadnet, Inc., a provider of services and technology related to digital advertising. The purchase price consists of an initial payment of $400,000 in cash, plus additional cash

F–81

and common stock contingent on the revenues generated from a combination of existing and potential customers, and will be amortized over a two year life. The transaction is being accounted for under the purchase method of accounting. As part of this transaction, the Company extended offers of employment to several of Interadnet's employees to begin employment in July 2001. The Company will begin to generate revenue under this transaction on July 1, 2001, at which time the Company will begin amortizing the purchase consideration.

8. Impairment of Long-Lived Assets

    At June 30, 2001, the Company was in merger negotiations with ValueClick. As announced on July 1, 2001, the price agreed upon for the Company's common stock was below the Company's book value; as such, a trigger event occurred under the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed off." As required by SFAS 121, the Company assessed its future undiscounted cash flows as compared against its long-lived assets. No impairment was indicated by this analysis.

9. Risks and Uncertainties

    The Company is subject to all of the risks inherent in an early stage company in the Internet advertising industry. These risks, include but are not limited to, a limited operating history, its ability to raise capital, limited management resources, dependence upon consumer acceptance of the Internet, Internet-related security risks and the changing nature of the electronic commerce industry. The Company's operating results may be materially affected by the foregoing and other factors.

    The Company has incurred substantial losses and negative cash flow from operations since inception. As of June 30, 2001, the Company has an accumulated deficit of $92.0 million. While the Company is taking actions to reduce its cost structure, it currently expects to continue to use cash to fund operating losses and to acquire and retain customers. The Company currently expects that its available cash, cash equivalents and cash flows to be generated from operations will be sufficient to meet its targeted cash needs for at least a further twelve months. Any projections of future cash flow needs are subject to substantial uncertainty.

    The Company's subsidiary, AdWare Systems, Inc., has two primary business partnerships that have an impact on its ability to deliver needed functionality to its customers. The first is with Strata, the company whose radio pre-buy product is integrated with one of AdWare's key product, AdWare SPOT. Radio pre-buy is an integral part of broadcast media buying functionality. A loss of that partnership would necessitate the development of an entirely new product that would require resources and time. The second partnership is with IBM; loss of this partnership might damage the Company's reputation and negatively impact its ability to drive revenues in the digital asset management arena.

    On April 4, 2001, the Company received a notice from the staff of the Nasdaq National Market that its common stock had failed to maintain the minimum bid price of $1.00 required for continued listing on The Nasdaq National Market. The Company has appealed the staff determination and will have an opportunity to present its appeal at an oral hearing on August 30, 2001, as described below. If the Company's stock is delisted, it will negatively impact the Company's ability to raise capital through the sale of its equity.

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10. Subsequent Events

    On April 4, 2001, the Company received notice from the Nasdaq Stock Market that its common stock had failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive trading days as required for continued listing on the Nasdaq National Market. From July 2, 2001 through July 10, 2001, its common stock closed between $1.00 and $1.06 a share. On July 10, 2001, the Company received a Nasdaq Staff Determination indicating that it was not in compliance with the minimum price requirement for continued listing on The Nasdaq Stock Market and that its securities were subject to delisting from the Nasdaq Stock Market. Since July 10, 2001, the Company's stock has traded below $1.00 per share. On July 17, 2001, the Company requested an oral hearing before the Nasdaq Listings Qualifications Panel (the "Panel") to review the Nasdaq Staff Determination, and on August 6, 2001, the Company filed a formal notice of appeal with the Panel. The oral hearing has been scheduled for August 30, 2001. The Company intends to request at the oral hearing that the Panel grants an exception from the minimum bid price requirement pending the completion of the proposed merger with Valueclick. Until the Panel reaches its decision following the oral hearing, the Company's stock will remain listed on the Nasdaq National Market.

    On July 1, 2001, the Company signed a definitive merger agreement with ValueClick, Inc. Under the terms of the agreement, shareholders of the Company will receive 0.4113 shares of common stock of ValueClick for each share of the Company's common stock they hold. The merger is subject to approval by the shareholders of both parties and standard conditions. The merger is also subject to review and approval by the Securities and Exchange Commission and United States antitrust regulatory agencies.

    In July and August 2001, three putative class action lawsuits were commenced on behalf of all persons who acquired Mediaplex securities between November 19, 1999 and December 6, 2000. The cases are entitled Levovitz vs. Mediaplex, Inc. et al., Atlas vs. Mediaplex, Inc. et al., and Mashayekh vs. Mediaplex, Inc. et al. In addition to the Company and each of its underwriters for its November 1999 initial public offering (the "Underwriter Defendants"), Gregory Raifman, Sandra Abbott, Jon Edwards, Lawrence Lenihan, Peter Sealy, James Desorrento, and A. Brooke Seawell, all of whom are current or former officers and directors of the Company, are named as individual defendants. The cases are pending before the United States District Court for the Southern District of New York.

    The complaint alleges that defendants violated the Securities Act of 1933 and the Securities Exchange Act of 1934 by issuing a Prospectus that contained "materially false and misleading information and failed to disclose material information." It alleges that the Prospectus was false and misleading because it failed to disclose (i) the Underwriter Defendants' purported agreement with certain investors to provide them with unspecified amounts of Mediaplex shares in the Company's initial public offering in exchange for undisclosed commissions; and (ii) the purported agreement between the Underwriter Defendants and certain of their customers whereby the Underwriter Defendants would allocate shares in Mediaplex's IPO to those customers in exchange for the customers' agreement to purchase Mediaplex shares in the after-market at pre-determined prices. The Company has not recorded an accrual related to damage awards, if any, that the Company may be liable for as a result of this action or to any other expenses or charges that may arise from this case.

F–83

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

VALUECLICK, INC.,

MARS ACQUISITION CORPORATION

and

MEDIAPLEX, INC.

Dated as of

July 1, 2001

A–i

A–ii

AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of July 1, 2001 (this "Agreement"), by and among ValueClick, Inc., a Delaware corporation ("Parent"), Mars Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Mediaplex, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 1.

    WHEREAS, the board of directors of each of Parent, Merger Sub and the Company has approved, and deems it fair, advisable and in the best interests of each respective corporation and its stockholders, to consummate the acquisition of the Company by Parent upon the terms and subject to the conditions set forth in this Agreement;

    WHEREAS, the board of directors of each of Parent, Merger Sub and the Company has approved this Agreement and the Merger in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement;

    WHEREAS, the board of directors of the Company has determined that this Agreement is advisable, and that the consideration to be paid for each Share in the Merger is fair to the holders of such Shares, and has resolved to recommend that the holders of such Shares adopt this Agreement and approve each of the Transactions upon the terms and subject to the conditions set forth in this Agreement;

    WHEREAS, as a condition and inducement to each party's entering into this Agreement and incurring the obligations set forth herein, each of the Major Stockholders, concurrently with the execution and delivery of this Agreement, is entering into a Voting Agreement; and

    WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is adopted as a plan of reorganization within the meaning of Section 368(a) of the Code.

    NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants in this Agreement, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

    Section 1.1  Definitions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

    "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) providing for any Acquisition Transaction.

    "Acquisition Transaction" shall mean any transaction or series of related transactions, other than the transactions contemplated by this Agreement, involving: (i) any acquisition or purchase from the Company by any Person or Group of more than a fifteen percent interest in the total outstanding voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning fifteen percent or more of the total outstanding voting securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than eighty-five percent of the equity interests in the surviving or resulting entity of such transaction; (ii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent of the assets of the Company; or (iii) any liquidation or dissolution of the Company.

A–1

    "Affiliate" has the meaning set forth in Rule 12b-2 of the Exchange Act.

    "Agreement" means this Agreement and Plan of Merger, including (unless the context otherwise requires) the exhibits and the Company Disclosure Letter and the certificates and instruments delivered in connection herewith, or incorporated by reference, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

    "Balance Sheet" means the most recent consolidated balance sheet of the Company and its Subsidiaries included in the Financial Statements.

    "Balance Sheet Date" means the date of the Balance Sheet.

    "Benefit Plan" means any employee benefit fund, plan, program, arrangement or contract (including any "pension" plan, fund or program, as defined in Section 3(2) of ERISA, and any "employee benefit plan," as defined in Section 3(3) of ERISA and any plan, program, arrangement or contract providing for severance; medical, dental or vision benefits; life insurance or death benefits; disability benefits, sick pay or other wage replacement; vacation, holiday or sabbatical; pension or profit-sharing benefits; stock options or other equity compensation; bonus or incentive pay or other material fringe benefits), whether written or not.

    "Business Day" means any day other than a Saturday, a Sunday or a day on which commercial banks in The City of New York are permitted or obligated by law, rule or regulation to be closed.

    "California Parent" has the meaning ascribed to it in Section 4.13(j).

    "Certificate" means a certificate representing, immediately prior to the effective time, one or more shares of Company Common Stock.

    "Certificate of Merger" means a certificate of merger, to be reasonably agreed upon by Parent, Merger Sub, and the Company and filed with the Secretary of State of the State of Delaware as provided in the DGCL, pursuant to Section 2.2.

    "Change in the Company Recommendation" means any of the actions referred to in Section 6.4(b).

    "Closing" means the closing referred to in Section 2.6.

    "Closing Date" means the date and time at which the Closing occurs.

    "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

    "Company" has the meaning ascribed to it in the forepart of this Agreement.

    "Company Agreement" means any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of them or any of their properties or assets may be bound.

    "Company Benefit Plan" means any Benefit Plan maintained, sponsored or contributed to or required to be contributed to by the Company or any Company Subsidiary.

    "Company Common Stock" means the common stock, par value $.0001 per share, of the Company.

    "Company Disclosure Letter" means the disclosure letter, dated the date of this Agreement, prepared and signed by the Company and delivered to Merger Sub simultaneously with the execution of this Agreement.

    "Company ERISA Affiliate" means the Company, any Company Subsidiary and any other trade or business (whether or not incorporated) that is or was under "common control" with the Company or a

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Company Subsidiary (within the meaning of ERISA Section 4001) or with respect to which the Company or any Company Subsidiary could otherwise incur liability under Title IV of ERISA.

    "Company ESPP" has the meaning ascribed to it in Section 4.3(a).

    "Company Expenses" means an amount equal to the actual and reasonably documented out-of-pocket fees and expenses incurred by the Company in connection with the Merger, this Agreement and the consummation of the Transactions (provided that such reimbursable out-of-pocket fees and expenses shall not exceed one-fourth of the Termination Fee).

    "Company Intellectual Property" means all Intellectual Property owned by the Company including, without limitation, any or all of the following and all rights in, arising out of, or associated therewith that are currently being or formerly were used in or necessary for the conduct of the business of the Company as presently or proposed to be conducted: (a) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (c) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (f) all databases and data collections and all rights therein throughout the world; and (g) any similar or equivalent rights to any of the foregoing anywhere in the world.

    "Company Major Stockholders" means the Persons listed on Annex 1 to this Agreement.

    "Company Option" means an option to purchase Shares that has been granted by the Company and is outstanding at the Effective Time.

    "Company Preferred Stock" means the preferred stock, par value $0.0001, of the Company.

    "Company SEC Documents" means each form, report, schedule, statement and other document filed by the Company since November 19, 1999 through the date of this Agreement under the Exchange Act or the Securities Act, including any amendment to such document, whether or not such amendment is required to be so filed.

    "Company Stockholder Approval" has the meaning ascribed to it in Section 4.6.

    "Company Stockholders' Meeting" has the meaning ascribed to it in Section 7.1(b).

    "Company Stock Plans" means the Amended and Restated 1999 Stock Plan of the Company and the Company ESPP.

    "Company Subsidiary" means each Person that is a Subsidiary of the Company.

    "Company's knowledge" or "best knowledge of the Company" means the knowledge that the directors and officers of the Company having responsibility for the particular subject matter at issue have or would possess after reasonable investigation and inquiry.

    "Confidentiality Agreement" means the confidentiality agreement, dated May 22, 2001, between the Company and Parent.

    "Copyrights" means U.S. and foreign registered and unregistered copyrights (including those in computer software and databases), rights of publicity and all registrations and applications to register the same.

    "Delaware Sub" has the meaning ascribed to it in Section 4.13(j).

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    "DGCL" means the General Corporation Law of the State of Delaware.

    "Effective Time" means the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger.

    "Environmental Claim" means any claim, action, investigation or notice by any Person or entity alleging potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney's fees or penalties relating to (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location owned or operated by the Company or any Company Subsidiary, now or in the past, or (ii) any violation, or alleged violation, of any Environmental Law.

    "Environmental Law" means each federal, state, local and foreign Law and regulation relating to pollution, protection or preservation of human health or the environment including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including each Law and regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon and each law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder.

    "Exchange Agent" means the bank or trust company designated by Parent to act as exchange agent for the holders of the Shares pursuant to Section 3.4(a).

    "Exchange Fund" has the meaning ascribed to it in Section 3.6.

    "Exchange Ratio" has the meaning ascribed to it in Section 3.1.

    "Financial Advisor" has the meaning ascribed to it in Section 4.20.

    "Financial Statements" means each of (i) the audited consolidated financial statements and unaudited condensed consolidated interim financial statements of the Company (including any related notes and schedules) included (or incorporated by reference) in the Company SEC Documents and (ii) the unaudited interim financial statements of the Company through the period ended March 31, 2001.

    "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

    "Governmental Entity" means a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency or any Person exercising the authority of any of the foregoing.

    "Group" shall have the meaning ascribed to it in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

    "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    "IRS" means the United States Internal Revenue Service or any successor agency performing similar functions under the Code.

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    "Indemnified Party" means each present and former officer and director of the Company or a Company Subsidiary, and each Person who becomes any of the foregoing prior to the Effective Time.

    "Intellectual Property" means all of the following: Trademarks, Patents, Copyrights, Trade Secrets and Licenses.

    "Joint Proxy Statement/Prospectus" has the meaning ascribed to it in Section 7.1(a).

    "Law" means any law, statute, order, decree, consent decree, judgement, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision or of any Governmental Entity.

    "Licenses" means all licenses and agreements pursuant to which the Company has acquired rights in or to any Trademarks, Patents, or Copyrights, or licenses and agreements pursuant to which the Company has licensed or transferred the right to use any of the foregoing.

    "Lien" means any mortgage, pledge, assessment, security interest, lease, lien, easement, license, covenant, condition, restriction, adverse claim, levy, charge, option, equity, adverse claim or restriction or other encumbrance of any kind, or any conditional sale contract, title retention contract or other contract to give any of the foregoing, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

    "Major Stockholder" means either a Company Major Stockholder or a Parent Major Stockholder.

    "Material Adverse Effect" means a material adverse effect on or development with respect to (a) the business, condition (financial or otherwise), assets or results of operations of a Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person to timely consummate any of the Transactions, but shall not include a material adverse effect or development arising out of, related to or otherwise by virtue of (i) changes in the economy generally, (ii) changes in the online advertising business generally (so long as such changes do not disproportionately affect such Person and its Subsidiaries, taken as a whole), (iii) a decline in the market price of such Person's securities in the capital markets, (iv) changes resulting from the announcement of the execution of, or compliance with, the terms of this Agreement or the pendency of the Transactions.

    "Materials of Environmental Concern" means pollutants, contaminants, toxic or hazardous substances, materials and wastes, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, radon and lead or lead-based paints and materials.

    "Merger" means the merger of Merger Sub into the Company referred to in Section 2.1.

    "Merger Sub" has the meaning ascribed to it in the forepart of this Agreement.

    "Merger Sub Common Stock" means common stock, par value $0.001 per share, of Merger Sub.

    "NNM" means the distinct tier of the Nasdaq Stock Market referred to as the Nasdaq National Market.

    "Parent" has the meaning ascribed to it in the forepart of this Agreement.

    "Parent Balance Sheet Date" has the meaning ascribed to it in Section 5.8.

    "Parent Common Stock" means shares of common stock, par value $0.001 per share, of Parent.

    "Parent Expenses" means an amount equal to the actual and reasonably documented out-of-pocket fees and expenses incurred by Parent in connection with the Merger, this Agreement and the consummation of the Transactions (provided that such reimbursable out-of-pocket fees and expenses shall not exceed one-fourth of the Termination Fee).

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    "Parent Financial Statements" means each of (i) the audited consolidated financial statements and unaudited condensed consolidated interim financial statements of Parent (including any related notes and schedules) included (or incorporated by reference) in Parent SEC Documents and (ii) the unaudited interim financial statements of the Company through the period ended March 31, 2001.

    "Parent Major Stockholders" means the Persons listed on Annex 2 to this Agreement.

    "Parent Option" means an option to purchase shares of Parent Common Stock.

    "Parent Preferred Stock" means the preferred stock, par value $0.001 per share, of Parent.

    "Parent SEC Documents" means each form, report, schedule, statement and other document filed by Parent since March 31, 2000 through the date of this Agreement under the Exchange Act or the Securities Act, including any amendment to such document, whether or not such amendment is required to be so filed.

    "Parent Stockholder Approval" has the meaning ascribed to it in Section 5.6.

    "Parent Stockholders' Meeting" has the meaning ascribed to it in Section 7.1(c).

    "Patents" means issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights.

    "PBGC" means the Pension Benefit Guaranty Corporation.

    "Person" means a natural person, partnership (general or limited), corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

    "Product" means any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of the Company or any Company Subsidiary, including any product sold in the United States by the Company or any Company Subsidiary as the distributor, agent, or pursuant to any other contractual relationship with a non-U.S. manufacturer.

    "Purchase Rights" means rights to purchase shares of Company Common Stock under the Company ESPP.

    "Qualifying Amendment" means an amendment or supplement to the Joint Proxy Statement/Prospectus or Registration Statement (including by incorporation by reference) to the extent it contains (i) a change in the recommendation of the board of directors of the Company as a result of the Company's board of directors concluding that a Superior Proposal has been made, (ii) a statement of the reasons of the board of directors of the Company for making such change in its recommendation and (iii) additional information reasonably related to the foregoing.

    "Registration Statement" means any registration statement on Form S-4 or other appropriate registration form to be filed with the SEC by Parent in connection with the offer and issuance of Parent Common Stock in or as a result of the Merger.

    "SEC" means the United States Securities and Exchange Commission.

    "Securities Act" means the Securities Act of 1933, as amended, and the applicable rules and regulations thereunder.

    "Severance Agreements" means employment and severance agreements and arrangements, as amended through the date of this Agreement, with respect to employees and former employees of the Company or any Company Subsidiary.

    "Share" means a share of Company Common Stock.

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    "Subsidiary" means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).

    "Superior Proposal" shall mean any bona fide, unsolicited written Acquisition Proposal for the outstanding shares of Company Common Stock on terms that the board of directors of the Company determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, are more favorable to the Company's stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Proposal" pursuant hereto if any financing required to consummate the transaction contemplated by such offer is both not committed and not likely, in the judgment of the board of directors of the Company, to be obtained by such third party on a timely basis.

    "Surviving Corporation" has the meaning ascribed to it in Section 2.1.

    "Tax" or "Taxes" means all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, and other taxes, and shall include interest, penalties or additions attributable thereto.

    "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

    "Termination Fee" means $1,996,893.00.

    "Trademarks" means U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same.

    "Trade Secrets" means all categories of trade secrets as defined in the Uniform Trade Secrets Act including business information.

    "Transactions" means the transactions provided for or contemplated by this Agreement and the Voting Agreements, including the Merger.

    "Transferred Company Employee" has the meaning ascribed to it in Section 6.11.

    "Voting Agreement" means each agreement, dated as of the date of this Agreement, among a Major Stockholder and Parent and Merger Sub or the Company, as the case may be, pursuant to which such Major Stockholder has agreed, among other things, to grant Parent or the Company, as the case may be, a proxy with respect to the voting of such Major Stockholder's Shares, upon the terms and subject to the conditions set forth therein.

    "Voting Debt" means indebtedness having general voting rights and debt convertible into securities having such rights.

    "WARN Act" means of the Worker Adjustment and Retaining Notification Act of 1988.

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    Section 1.2  Interpretation.

  (a)
  When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

  (b)
  Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

  (c)
  The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, appendix and schedules of this Agreement unless otherwise specified.

  (d)
  The plural of any defined term shall have a meaning correlative to such defined term, and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

  (e)
  A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

  (f)
  A reference to any legislation or to any provision of any legislation shall include any modification, amendment or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued under or pursuant to such legislation.

  (g)
  The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

  (h)
  No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction this Agreement.

ARTICLE 2
THE MERGER

    Section 2.1  The Merger.  Subject to the satisfaction or waiver of all of the conditions set forth in Article 8, at the Effective Time, Merger Sub shall merge with and into the Company. As of the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (sometimes referred to as the "Surviving Corporation") in the Merger. The Surviving Corporation shall continue to be governed by the laws of the State of Delaware in accordance with the DGCL, and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of the Company and Merger Sub in accordance with the DGCL.

    Section 2.2  Effective Time.  Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware the Certificate of Merger executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the Effective Time.

    Section 2.3  Effects of the Merger.  The Merger shall have the effects set forth in Section 259 of the DGCL.

    Section 2.4  Certificate of Incorporation and Bylaws of the Surviving Corporation.  At the Effective Time, subject to the requirements of Section 2.1 and Section 6.7, the certificate of incorporation of the

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Company shall be amended and restated to read the same as the certificate of incorporation of Merger Sub immediately prior to the Effective Time, except that the name of the corporation shall be Mediaplex, Inc., and as so amended shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable law. At the Effective Time, subject to the requirements of Section 2.1 and Section 6.7, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with applicable law.

    Section 2.5  Directors and Officers of the Surviving Corporation.  At the Effective Time, the individuals identified on Schedule 2.5 shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation. If, at the Effective Time, a vacancy shall exist on the board of directors of the Surviving Corporation or in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by law and the bylaws of the Surviving Corporation.

    Section 2.6  Closing.  The closing of the Merger shall take place at 10:00 a.m. (local time) on a date to be agreed upon by the parties, and if such date is not agreed upon by the parties, the Closing shall occur on the second Business Day after satisfaction or waiver of all of the conditions set forth in Article 8, at the offices of Brobeck, Phleger & Harrison, LLP, Spear Street Tower, One Market Street, San Francisco, California 94105.

ARTICLE 3
EFFECTS OF THE MERGER ON THE COMPANY'S CAPITAL STOCK;
EXCHANGE OF CERTIFICATES

    Section 3.1  Effect on Company Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of Company Common Stock, each issued and outstanding share of Company Common Stock (other than any shares of Company Common Stock to be cancelled pursuant to Section 3.3) shall be converted into the right to receive 0.4113 (the "Exchange Ratio") fully paid and nonassessable shares of Parent Common Stock. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist. As of the Effective Time, without any action on the part of Parent, the Company or the holder of such share of Company Common Stock, each Certificate shall be deemed to represent that number of shares of Parent Common Stock determined by multiplying the shares of Company Common Stock represented by such Certificate by the Exchange Ratio. Each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of any such Certificates, certificates representing the shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 3.4 without interest.

    Section 3.2  Conversion of Merger Sub Capital Stock.  As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders of any shares of Merger Sub Common Stock, each issued and outstanding share of Merger Sub Common Stock shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $0.001 per share, of the Surviving Corporation.

    Section 3.3  Cancellation of Treasury Stock and Parent-Owned Stock.  Each share of Company Common Stock owned by the Company as treasury stock, any Company Subsidiary, Parent, Merger Sub or any other wholly-owned Subsidiary of Parent (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

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    Section 3.4  Exchange of Certificates.

  (a)
  Parent shall designate the Exchange Agent to act as agent for the holders of the Shares in connection with the Merger and to receive in trust the shares of Parent Common Stock and funds to which holders of the Shares shall become entitled pursuant to this Article 3. At the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent for the benefit of holders of Shares the aggregate consideration to which such holders shall be entitled at the Effective Time pursuant to Section 3.1.

  (b)
  As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions not inconsistent with this Agreement as Parent may reasonably specify) and (ii) instructions for effecting the surrender of Certificates in exchange for certificates representing shares of Parent Common Stock together with any dividends and other distributions with respect thereto and any cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock to which the holder is entitled to receive pursuant to this Article 3, and the Certificate so surrendered shall be cancelled. If certificates representing shares of Parent Common Stock are to be registered in the name of a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to the issuance of such certificates representing shares of Parent Common Stock that the Certificate so surrendered shall be properly indorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the issuance of certificates representing shares of Parent Common Stock to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

  (c)
  At the close of business on the day during which the Effective Time occurs, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company.

  (d)
  No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.5, until the surrender of such Certificate in accordance with this Article 3. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder thereof, without interest, (i) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

  (e)
  All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article 3 (including any cash paid pursuant to Section 3.4(d)

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    or 3.5) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates, subject, however, to the obligation of the Surviving Corporation, as applicable, to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Company on such Shares in accordance with the terms of this Agreement and that remain unpaid at the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 3, except as otherwise provided by law.

    Section 3.5  No Fractional Shares.  No certificates representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fraction multiplied by (ii) the closing price of a share of Parent Common Stock on the day during which the Effective Time occurs, as reported on the NNM.

    Section 3.6  Termination of Exchange Fund.  At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any earnings with respect thereto) that had been made available to the Exchange Agent and that have not been disbursed to holders of Certificates (the "Exchange Fund"), and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the shares of Parent Common Stock, cash in lieu of fractional interests in a share of Parent Common Stock or any dividends or distributions with respect to shares of Parent Common Stock payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, neither Parent, the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a Certificate for shares of Parent Common Stock, cash in lieu of fractional interests in a share of Parent Common Stock or any dividends or distributions with respect to shares of Parent Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

    Section 3.7  Certain Adjustments.  If between the date hereof and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio shall be adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

    Section 3.8  Company Stock Option Plans; Company ESPP.

  (a)
  As of the Effective Time, each outstanding Company Option shall thereafter entitle the holder thereof to receive, upon the exercise thereof, that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of Shares subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (y) the exercise price per Share subject to such Company Option divided by (z) the Exchange Ratio.

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  (b)
  As of the Effective Time, Parent shall assume in full each Company Option, whether vested or unvested, together with the Company Stock Plans as provided in this Agreement. All Company Options shall be listed on Schedule 3.8. The assumption of a Company Option by Parent shall not (i) terminate or modify (except as required hereunder) any right of first refusal, right of repurchase, vesting schedule or other restriction on transferability relating to a Company Option or the stock issuable upon the exercise thereof, (ii) give the holders of Company Options any additional benefits which they did not have immediately prior to the Effective Time, or (iii) create any implied agreement for employment or service (in the case of an independent contractor). Continuous employment or service (in the case of an independent contractor) with the Company shall be credited to an optionee for purposes of determining the number of shares subject to exercise, vesting or repurchase after the Effective Time, and the provisions in the Company Stock Plans and/or in any stock option agreement evidencing the terms and conditions of any Company Option relating to the exercisability of any Company Option following termination of an optionee's employment or service shall not be deemed triggered until such time as such optionee shall be neither an employee or officer nor serving as a director or independent contractor of Parent or any Subsidiary of Parent. After such assumption, Parent shall issue, upon any partial or total exercise of any Company Option, in lieu of Shares, the number of shares of Parent Common Stock to which the holder of the Company Option is entitled pursuant to this Agreement.

  (c)
  At the Effective Time, Parent shall assume the outstanding offering periods under the Company ESPP, and all outstanding Purchase Rights shall be converted (in accordance with the Exchange Ratio) into rights to purchase shares of Parent Common Stock (with the number of shares rounded down to the nearest whole share and the purchase price as of the offering date for each offering period in effect as of the Effective Time rounded up to the nearest whole cent). All such converted Purchase Rights shall be assumed by Parent, and each offering period in effect under the Company ESPP immediately prior to the Effective Time shall be continued in accordance with the terms of the Company ESPP until the end of such offering period. The Company ESPP shall terminate or be merged into an employee stock purchase plan sponsored by Parent immediately following the exercise of the last assumed Purchase Right, and no additional Purchase Rights shall be granted under the Company ESPP following the Effective Time. All references to Company in the Company ESPP and related documents shall be deemed to refer to Parent (provided, that the purchase price as of the offering date for a relevant period shall be determined with respect to the fair market value of Company Common Stock on such date, as adjusted by Section 3.7).

  (d)
  Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for issuance upon exercise of Company Options assumed in accordance with this Section 3.8.

  (e)
  Parent shall file with the SEC, as soon as practicable following the Effective Time (but in no event more than 15 Business Days following the Effective Time), a registration statement on Form S-8 under the Securities Act, covering the shares of Parent Common Stock to be issued upon the exercise of Company Options issued under the Company Stock Plans that were assumed by Parent.

  (f)
  Prior to the Effective Time, the Company shall make such amendments, if any, to the Company Stock Plans as shall be necessary to permit such assumption in accordance with this Section 3.8. It is the intention of the parties that (i) the Company Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 or as rights under an employee stock purchase plan described in Section 423 (whichever is applicable) of the Code to the same extent the Company Options qualified immediately prior to the Effective Time, (ii) the assumption of Company Options provided by this Section 3.8

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    shall satisfy the conditions of Section 424(a) of the Code and (iii) the provisions of this Section 3.8 shall be applied consistent with this intent.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    Except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub that all of the statements contained in this Article 4 are true and correct.

    Section 4.1  Organization; Qualification.  The Company (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) has all requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required, except for such failures to be so qualified or licensed and in good standing as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company has made available to Parent complete and correct copies of its certificate of incorporation and the bylaws, each as presently in effect.

    Section 4.2  Subsidiaries and Affiliates.  Section 4.2 of the Company Disclosure Letter sets forth the name, jurisdiction of incorporation and authorized and outstanding capital of each Company Subsidiary and the jurisdictions in which each Company Subsidiary is qualified to do business. The Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity or ownership interest in any business or other Person, other than publicly traded securities constituting less than five percent of the outstanding equity of the issuing entity. All the outstanding capital stock of each Company Subsidiary is, directly or indirectly, owned (of record and beneficially) by the Company free and clear of any Liens, and is validly issued, fully paid and nonassessable, and there are no outstanding options, rights or agreements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of any such Company Subsidiary to any Person except the Company. Each Company Subsidiary (a) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation; (b) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required, except for such failures to be so qualified or licensed and in good standing as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company has made available to Parent complete and correct copies of the certificate of incorporation, bylaws or similar organizational documents of each Company Subsidiary, as presently in effect. With respect to any exception to ownership set forth in Section 4.2 of the Company Disclosure Letter, such Section 4.2 of the Company Disclosure Letter completely and correctly identifies the record and the beneficial owner of any such shares, whether such record or beneficial owner is an employee, agent or Affiliate of the Company, and any agreement, arrangement or understanding, whether written or oral, with respect to such ownership.

    Section 4.3  Capitalization.

  (a)
  The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock. As of the close of business on June 19, 2001, (i) 36,108,932 shares of Company Common Stock are issued and outstanding and 858,542 shares of Company Common Stock are issued and held in the treasury of the Company; (ii) no shares of Company Preferred Stock are issued and outstanding and no shares of Company Preferred Stock are issued and held in the treasury of the Company, (iii) 14,649,037 shares of Company Common Stock are reserved for issuance

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    upon exercise of Company Options under the Company Stock Plan, and (iv) 1,046,394 shares of Company Common Stock are reserved for issuance pursuant to the Company's 1999 Employee Stock Purchase Plan (the "Company ESPP"). Section 4.3(a) of the Company Disclosure Letter lists the holder of each outstanding Company Option, the number of Shares for which such Company Option is exercisable, the exercise price of such Company Option, the extent to which such Company Option will vest upon consummation of any of the Transactions. All the outstanding shares of the Company's capital stock are, and all shares of Company Common Stock which may be issued pursuant to the exercise of outstanding Company Options will be, when issued in accordance with the respective terms of such Company Option, duly authorized, validly issued, fully paid and nonassessable. There is no Voting Debt of the Company or any Company Subsidiary issued and outstanding. Except as set forth above and except for the Transactions, as of the date hereof, (x) there are no shares of capital stock of the Company authorized, issued or outstanding; (y) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements, understandings or commitments of any character, relating to the issued or unissued capital stock of the Company or any Company Subsidiary, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares, equity interests or Voting Debt, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; and (z) there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock, or the capital stock of the Company, or any Company Subsidiary or Affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other entity or Person.

  (b)
  There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock of the Company or any Company Subsidiary.

    Section 4.4  Authorization, Validity of Agreement, Company Action.  The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of, and the performance by the Company of its obligations under, this Agreement and the consummation by it of the Transactions, have been duly authorized by the Company's board of directors and, except for obtaining the approval of its stockholders as contemplated by Section 4.6, no other corporate action on the part of the Company or its stockholders is necessary to authorize the execution and delivery by the Company of this Agreement or the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery thereof by each of Parent and Merger Sub, this Agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

    Section 4.5  Board Approvals Regarding Transactions.  The Company's board of directors, at a meeting duly called and held, has unanimously, (a) determined that this Agreement is advisable and that the Merger is fair to, and in the best interests of, the Company and the stockholders of the Company, (b) approved the Transactions, (c) approved the Voting Agreements and the transactions contemplated thereby and (d) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger, and none of the aforesaid actions by the Company's board of directors has been amended, rescinded or modified. The action taken by the Company's board of directors constitutes approval of the Merger and the other Transactions by the Company's board of

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directors under the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to this Agreement or the other Transactions. No other state takeover, anti-takeover, moratorium, fair price, interested stockholder, business combination or similar statute or rule is applicable to the Merger or the other Transactions.

    Section 4.6  Vote Required.  The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger or adopt this Agreement (the "Company Stockholder Approval") and no other vote of any class or series of the Company's capital stock is necessary to adopt or approve this Agreement or approve any of the Transactions.

    Section 4.7  Consents and Approvals, No Violations.  Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, and the filing of the Certificate of Merger, none of the execution or delivery by the Company of, or performance by the Company of its obligations under, this Agreement, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the certificate of incorporation, the bylaws or similar organizational documents of the Company or any Company Subsidiary, (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or loss of any rights) under, any of the terms, conditions or provisions of any Company Agreement or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any Company Subsidiary or any of their properties or assets, excluding from the foregoing clauses (b), (c) and (d) such filings, permits, authorizations, consents, approvals, violations, breaches or defaults which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

    Section 4.8  Reports and Financial Statements.

  (a)
  The Company has filed the Company SEC Documents with the SEC. As of their respective dates or, if amended, as of the date of the last such amendment filed prior to the date of this Agreement, the Company SEC Documents, including any financial statements or schedules included therein, (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (except to the extent corrected by a document subsequently filed with the SEC) and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC.

  (b)
  The Financial Statements complied, as of their respective dates, with applicable accounting requirements and rules and regulations of the SEC. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of interim condensed consolidated financial statements, to normal, recurring and immaterial year-end adjustments and the absence of certain notes) and fairly present in all material respects (i) the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and (ii) the consolidated results of operations, changes in stockholders' equity and cash flows of the Company and the Company Subsidiaries for the periods presented therein.

    Section 4.9  No Undisclosed Liabilities.  Except (a) as disclosed in the Financial Statements and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date, neither the Company nor any Company Subsidiary has any

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liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that, individually or in the aggregate, have had, or could reasonably be expected to have a Material Adverse Effect on the Company.

    Section 4.10  Absence of Certain Changes.

  (a)
  Since the Balance Sheet Date except as disclosed in the Company SEC Documents filed prior to the date hereof, (i) the Company and each Company Subsidiary has conducted its respective business only in the ordinary and usual course consistent with past practice, (ii) there has not occurred any Material Adverse Effect on the Company, and (iii) the Company has not taken, resolved to take or committed to take any action which would have been prohibited under Section 6.1 if such section applied to the period between the Balance Sheet Date and the date of this Agreement.

  (b)
  The Company has not taken or approved any action, including the acceleration of vesting of any Company Options or other rights to acquire shares of capital stock of the Company or any other action that could jeopardize the status of the Merger as a tax-free reorganization.

    Section 4.11  Litigation.  As of the date hereof, there is no material action, suit or proceeding of any nature pending or to the knowledge of Company threatened in writing against the Company, or any of the Company Subsidiaries, their respective properties or assets or any of their respective officers or directors, in their respective capacities as such. As of the date hereof, there is no material investigation pending or to the knowledge of Company threatened in writing against Company, or any of the Company Subsidiaries, any of their respective properties or assets or any of their respective officers or directors (in their respective capacities as such) by or before any Governmental Entity. The Company does not know of any valid basis for any such action, proceeding or investigation. Neither the Company nor any Company Subsidiary is in default under or in violation of, nor to the Company's knowledge is there any valid basis for any claim of default under, or violation of, any Company Agreement by the Company that could reasonably be expected to have a Material Adverse Effect on the Company. Neither Company nor any Company Subsidiary is subject to any judgment, order or decree which would reasonably be expected to have a Material Adverse Effect on the Company.

    Section 4.12  Employee Benefit Plans.

  (a)
  Section 4.12(a) of the Company Disclosure Letter lists each Company Benefit Plan.

  (b)
  With respect to each Company Benefit Plan, the Company has made available to Parent a true, complete and correct copy of (i) such Company Benefit Plan (or, if not written, a written summary of its material terms) and the most recent summary plan description and all summaries of material modifications issued since the date of the most recent summary plan description, if any, related to such Company Benefit Plan, (ii) each trust agreement or other funding arrangement, if any, (iii) the most recent annual report ((Form 5500) filed with the IRS), if applicable (and, if the most recent annual report is a Form 5500R, the most recent Form 5500C filed with respect to such Company Benefit Plan), (iv) the most recent actuarial report or financial statement, (v) the most recent determination letter, if any, issued by the IRS and any pending request for a determination letter and (vi) each registration statement, permit application and prospectus. Except as otherwise required by this Agreement, neither the Company nor any Company ERISA Affiliate nor, to the knowledge of the Company or any Company ERISA Affiliate, any other Person or entity, has any express or implied commitment, whether legally enforceable or not, to continue (for any period), modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by applicable Law.

  (c)
  Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Company Benefit Plan has been administered

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    in accordance with its terms and all applicable laws, including ERISA and the Code (including the prohibited transaction rules thereunder). Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all contributions required to be made under the terms of any of the Company Benefit Plans have, as of the date of this Agreement, been timely made or, if not yet due, have been properly reflected in the Company's and its Subsidiaries financial accounting records prior to the date of this Agreement. No suit, administrative proceeding, action or other adverse proceeding or claim has been brought or threatened against or with respect to any such Company Benefit Plan (other than routine benefits claims or relating to qualified domestic relations orders (as that term is defined in Section 414(p) of the Code)) and there is no pending audit or inquiry by the IRS or United States Department of Labor with respect to any Company Benefit Plan. No event has occurred and, to the knowledge of Company or any Company ERISA Affiliate, there exists no condition or set of circumstances that could subject the Company or any Company ERISA Affiliate to any material liability (other than for routine benefit liabilities) relating in any way to any Company Benefit Plan.

  (d)
  Each Company Benefit Plan can be amended, discontinued or terminated at any time (including after the Effective Time) in accordance with its terms, without liability (other than (i) liability for benefits accrued prior to the Effective Time, (ii) liability for ordinary administrative expenses typically incurred in a termination event or (iii) liabilities for which sufficient assets are set aside in a trust or insurance contract to satisfy such liability or which are reflected on the Company's most recent consolidated balance sheet).

  (e)
  Each Company Benefit Plan and its related trust that is intended to qualify under Section 401(a) and Section 501(a), respectively, of the Code has received a favorable determination letter from the IRS as to such qualified status or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer and, in either case, to the knowledge of the Company, nothing material has occurred that could adversely affect such qualified status, or the Company has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Benefit Plan and its related trust that is intended to qualify under Section 401(a) and Section 501(a) of the Code.

  (f)
  No Company Benefit Plan is a multi-employer pension plan (as defined in Section 3(37) of ERISA) and no Company ERISA Affiliate has sponsored or contributed to or been required to contribute to any such pension plan.

  (g)
  With respect to each Benefit Plan that is subject to Title IV of ERISA or the minimum funding rules of ERISA or Section 302 or 412 of the Code, (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event that is not required to be reported before or within thirty (30) days of such event) has occurred or, to the knowledge of the Company or any Company ERISA Affiliate, is expected to occur, (ii) there was not an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Benefit Plan; and (iii) there is no "unfunded benefit liability" (within the meaning of Section 4001(a)(18) of ERISA). No material liability under Title IV of ERISA has been incurred by the Company or any Company ERISA Affiliate that has not been satisfied in full, and, to the knowledge of the Company or any Company ERISA Affiliate, no condition exists that presents a material risk to Company or any Company ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. To the knowledge of the Company or any Company ERISA Affiliate, none of the assets of the Company or any Company ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code.

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  (h)
  Except as required by Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits. To Company's knowledge, the Company and each Company ERISA Affiliate is in compliance in all material respects with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended.

  (i)
  The Company has made available to Parent true, complete and correct copies of (i) all employment agreements with officers and all consulting agreements of the Company or any Company Subsidiary providing for annual compensation in excess of $100,000, (ii) all severance plans, agreements, programs and policies of the Company or any Company Subsidiary with or relating to their respective employees, directors or consultants, and (iii) all plans, programs, agreements and other arrangements of the Company or any Company Subsidiary with or relating to their respective employees, directors or consultants which contain "change of control" provisions. To the knowledge of the Company or any Company ERISA Affiliate, no payment or benefit which may be required to be made by the Company or any Company Subsidiary or which otherwise may be required to be made under the terms of any Company Benefit Plan or other arrangement will constitute a parachute payment under Section 280G of the Code. The consummation of the Transactions will not, alone or in conjunction with any other possible event (including termination of employment), (i) entitle any current or former employee or other service provider of the Company or any Company Subsidiary to severance benefits or any other payment, compensation or benefit (including forgiveness of indebtedness), except as expressly provided by this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due any such employee or service provider, alone or in conjunction with any other possible event (including termination of employment).

    Section 4.13  Tax Matters.

  (a)
  Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and each Company Subsidiary have duly filed all Tax Returns that are required to be filed and have duly paid or caused to be duly paid in full all Taxes reflected on such Tax Returns. All such Tax Returns are correct and complete in all material respects and accurately reflect all liability for Taxes for the periods covered thereby. All material unpaid Taxes owed by the Company and all Company Subsidiaries relating to periods or portions of periods through the Balance Sheet Date (whether or not shown on any Tax Return) are reflected on the Financial Statements. Since the Balance Sheet Date, the Company and the Company Subsidiaries have not incurred any liability for any Taxes other than in the ordinary course of business. Neither the Company nor any Company Subsidiary has received written notice of any claim made by an authority in a jurisdiction where the Company or the Company Subsidiary, as the case may be, does not file Tax Returns, that the Company or the Company Subsidiary is or may be subject to taxation by that jurisdiction.

  (b)
  The federal income Tax Returns of the Company and each of the Company Subsidiaries have not been examined by the IRS (and the applicable statutes of limitation for the assessment of federal income Taxes for such periods have not expired). Neither the Company nor any Company Subsidiary has waived any statute of limitations in any jurisdiction in respect of Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency.

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  (c)
  Neither the Company nor any Company Subsidiary has filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

  (d)
  No federal, state, local or foreign audits, examinations or other administrative proceedings are pending or, to the Company's knowledge, threatened with regard to any Taxes or Tax Returns of the Company or of any Company Subsidiary. There is no dispute or claim concerning any Tax liability of the Company or any Company Subsidiary either claimed or raised by any taxing authority in writing.

  (e)
  Neither the Company nor any Company Subsidiary has filed a consent pursuant to Section 341(f) of the Code (or any predecessor provision) concerning collapsible corporations, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a "subsection (f) asset" (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any Company Subsidiary.

  (f)
  Neither the Company nor any Company Subsidiary has been or will be required to include any material adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior the Effective Time. Except as set forth in Section 4.13 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is obligated to make any payment to a Person which is described in Section 162(a) of the Code which would not be deductible by reason of Section 162(m) of the Code or any "excess parachute payment" as such term is defined in Section 280G of the Code.

  (g)
  The Company has at no time been a "United States real property holding corporation" within the meaning of Section 897(c) of the Code.

  (h)
  Neither the Company nor any Company Subsidiary is a party to any material tax sharing, tax indemnity or other agreement or arrangement with any entity not included in the Company's consolidated financial statements most recently filed by the Company with the SEC.

  (i)
  None of the Company or any Company Subsidiary has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or foreign law (other than a group the common parent of which is the Company), or has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

  (j)
  On August 16, 1999, Mediaplex, Inc., a Delaware corporation (the "Delaware Sub"), was formed for the purpose of effecting a reincorporation of Internet Extra Corporation, a California corporation (the "California Parent"), from California into Delaware. At all times prior to the downstream merger of California Parent into Delaware Sub, Delaware Sub was wholly owned by California Parent. Delaware Sub had no assets and engaged in no business operations prior to the downstream merger of California Parent into Delaware Sub. California Parent and Delaware Sub treated and reported the downstream merger as a reorganization within the meaning of Section 368(a)(1)(F) of the Code and have taken no tax reporting position contrary to such treatment.

    Section 4.14  Environmental Laws.  Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (a) the Company and each Company Subsidiary are in compliance with all Environmental Laws, including, but not limited to, compliance with any permits or other governmental authorizations or the terms and conditions of such

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permits or authorized actions, (b) neither the Company nor any Company Subsidiary has received any communication or notice, whether from a governmental authority or otherwise, alleging any violation of or noncompliance with any Environmental Laws by the Company or any Company Subsidiary, and (c) there is no pending or, to the Company's knowledge, threatened Environmental Claim against the Company or any Company Subsidiary, or any Person or entity whose liability for any Environmental Claim the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law. All permits and other governmental authorizations currently held or required to be held by the Company and any of the Company Subsidiaries pursuant to any Environmental Laws are identified in the Section 4.14 of the Company Disclosure Letter. The Company has made available to Parent all material assessments, reports, data, results of investigations or audits in the possession of or reasonably available to the Company or any Company Subsidiary regarding environmental matters pertaining to the environmental condition of the business of the Company or any of the Company Subsidiaries, or the compliance (or noncompliance) by the Company or any Company Subsidiary with any Environmental Laws. All facilities or properties presently owned, leased, used or operated by the Company or any Company Subsidiary are identified in Section 4.14 of the Company Disclosure Letter.

    Section 4.15  Intellectual Property.

  (a)
  Section 4.15(a) of the Company Disclosure Letter contains a true and complete list of all of the Company's and the Company Subsidiaries' material Patents, Patent applications, registered Trademarks, Trademark applications, registered trade names, service marks, service mark applications, Internet domain names, Internet domain name applications, registered Copyrights and Copyright registrations and applications and other filings and formal actions made or taken pursuant to Federal, state, local and foreign laws by the Company and/or any Company Subsidiary to protect its interests in the Company Intellectual Property.

  (b)
  To the knowledge of the Company as of the date hereof, the Company and the Company Subsidiaries have all rights in the Intellectual Property, whether owned or rightfully used by the Company or any Company Subsidiary, necessary to carry out their current and currently contemplated activities, except where the absence of such rights is not reasonably expected to have a Material Adverse Effect on the Company.

  (c)
  Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the reproduction, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights by the Company in any Product, work, technology or process as now used or offered or proposed for use, licensing or sale by the Company or any Company Subsidiary does not infringe on any Copyright, Trade Secret, Trademark, Service Mark, trade name, trade dress, firm name, Internet domain name, logo, trade dress or mask work of any Person or, to the knowledge of the Company as of the date hereof, the Patent of any Person. No written claims (i) challenging the validity, effectiveness or ownership by the Company or any Company Subsidiary of any of the Company Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any Product, work, technology or process as now used or offered or proposed for use, licensing, sublicensing or sale by the Company or any Company Subsidiary infringes or will infringe on any intellectual property or other proprietary right of any Person have been asserted or, to the knowledge of Company or any Company Subsidiary, are threatened by any Person, nor are there, to the Company's or any Company Subsidiary's knowledge, any valid grounds for any bona fide claim of any such kind; provided, that with respect to the third-party software listed in Section 4.15(c) of the Company Disclosure Letter, the foregoing shall apply only to the Company's or the applicable Company Subsidiary's knowledge. All registered, granted or issued Patents, Trademarks, Internet domain names and Copyrights held by the Company and any Company Subsidiary are subsisting. To the Company's or any Company Subsidiary's knowledge, there is no material unauthorized use,

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    infringement or misappropriation of any of the Company Intellectual Property by any third party, employee or former employee.

  (d)
  There are no royalties, fees, honoraria or other payments currently payable by the Company or any Company Subsidiary to any person or entity by reason of the ownership, development, use, license, sale or disposition by the Company or any Company Subsidiary of any Intellectual Property in connection with the conduct of the business of the Company as presently or proposed to be conducted, other than salaries and sales commissions paid to employees and sales agents in the ordinary course of business.

  (e)
  Neither the Company nor any Company Subsidiary is in breach of any license, sublicense, agreement or instrument to which the Company or any Company Subsidiary is a party or otherwise bound, nor, to the knowledge of the Company as of the date hereof, will execution or delivery of this Agreement, or performance of the Company's obligations hereunder, cause the diminution, termination or forfeiture of any Company Intellectual Property, or of any of the Company's or Company Subsidiaries' rights in any third Person's Intellectual Property, except as could not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on the Company. Section 4.15(e) of the Company Disclosure Letter sets forth a list of all material Licenses (other than shrink-wrap or other generally available commercial Licenses) by the Company or any of the Company Subsidiaries of the Company Intellectual Property.

  (f)
  Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of the Company Subsidiaries have observed all provisions of, and performed all of their obligations under, the Licenses to which it is a party. Neither the Company, nor any Company Subsidiary, has taken any action that could cause, or failed to take any action, (except that the Company or Company Subsidiary has not filed any Trademark registrations, Copyright registrations or Patent applications with respect to the Company Intellectual Property), the failure of which could cause (i) any source code, trade secret or other Company Intellectual Property to be (A) released from an escrow or otherwise made available to any person or entity other than those persons described in Section 4.15(a) of the Company Disclosure Letter or (B) dedicated to the public or otherwise placed in the public domain or, (ii) to the knowledge of the Company, any other material adverse effect on the protection of the Company Intellectual Property under trade secret, copyright, patent or trademark laws.

    Section 4.16  Employment Matters.

  (a)
  Except as could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company, the Company and each Company Subsidiary are in compliance in all respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice except as could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company. Except as could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company, (i) the Company and each Company Subsidiary have withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees, and (ii) neither Company nor any Company Subsidiary is liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Except as could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company, neither Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any governmental or administrative authority, with

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    respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). Except as could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company, there are no pending claims against the Company or any Company Subsidiary under any workers compensation plan or policy or for long-term disability. Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union contract, and neither the Company nor any Company Subsidiary knows of any activities or proceedings of any labor union in connection with an attempt to organize any such employees. To the Company's knowledge, no employees of the Company or any Company Subsidiary are in violation of any material term of any employment contract, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company or any Company Subsidiary or to the use of trade secrets or proprietary information of others. Except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, no employee of the Company or any Company Subsidiary has given notice to the Company, and the Company is not otherwise aware, that any such employee intends to terminate his or her employment with the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to any Severance Agreements.

  (b)
  All officers, employees and consultants of the Company and each Company Subsidiary have signed proprietary rights and confidentiality agreements in substantially the form set forth on Section 4.16(b) of the Company Disclosure Letter.

  (c)
  Since the enactment of the WARN Act, neither the Company nor any Company Subsidiary has (unless exempted by such laws) effected (i) a plant closing as defined in the WARN Act affecting any site of employment or facility or one or more operating units within any site of employment or facility of the Company or any Company Subsidiary or (ii) a mass layoff as defined in the WARN Act affecting any site of employment or facility of the Company or any Company Subsidiary. None of the Company nor any of the Company Subsidiaries has been affected by any transaction or is engaged in any layoffs or employment terminations sufficient in number to trigger application of any similar state or local law. None of the employees of the Company or any Company Subsidiary has suffered an employment loss as defined in the WARN Act during the preceding ninety day period immediately preceding the date hereof.

    Section 4.17  Compliance with Laws.  Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Company, the Company and each of the Company Subsidiaries are in compliance with, and have not violated any law, rule or regulation of any United States federal, state, local, or foreign Governmental Entity which is applicable to the business, properties or assets of the Company and any of the Company Subsidiaries, and no notice, charge, claim, action or assertion has been received by the Company or any Company Subsidiary or has been filed, commenced or, to the knowledge of the Company or any Company Subsidiary, threatened against the Company or any Company Subsidiary alleging any such violation. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

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    Section 4.18  Contracts and Commitments.

  (a)
  Neither the Company nor any Company Subsidiary has any agreements, contracts, commitments or restrictions that are material to its business or operations or which require the making of any charitable contribution.

  (b)
  No purchase contracts or commitments of the Company or any Company Subsidiary continue for a period of more than twelve months.

  (c)
  There are no outstanding sales contracts, commitments or proposals of the Company or any Company Subsidiary which continue for a period of more than twelve months or will result in any loss to the Company or any Company Subsidiary upon completion or performance thereof, after allowance for direct distribution expenses nor are there any outstanding contracts, bids or sales or service proposals quoting prices which will not result in a normal profit.

  (d)
  Neither the Company nor any Company Subsidiary has any outstanding contracts with officers, employees, agents, consultants, advisors, salesmen, sales representatives, distributors or dealers that are not cancelable by it on notice of not longer than thirty days and without liability, penalty or premium or any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings.

  (e)
  Neither the Company nor any Company Subsidiary has any employment agreement, or any other agreement that contains any severance or termination pay liabilities or obligations.

  (f)
  Neither the Company nor any Company Subsidiary has any collective bargaining or union contracts or agreements.

  (g)
  Neither the Company nor any Company Subsidiary is in default under any contract made or obligation owed by it.

  (h)
  Neither the Company nor any Company Subsidiary is under any liability or obligation with respect to the return of inventory or merchandise in the possession of wholesalers, distributors, retailers or other customers.

  (i)
  Neither the Company nor any Company Subsidiary has any debt obligation for borrowed money, including guarantees of or agreements to acquire any such debt obligation of others.

  (j)
  Neither the Company nor any Company Subsidiary has any outstanding loan to any Person other than to the Company or a wholly-owned Subsidiary of the Company.

  (k)
  Neither the Company nor any Company Subsidiary has any power of attorney outstanding or any obligations or liabilities (whether absolute, accrued, contingent or otherwise), as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any other Person.

    Section 4.19  Information Supplied.  None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to the Company's stockholders or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

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    Section 4.20  Opinion of Financial Advisor.  The Company has received the opinion of US Bancorp Piper Jaffray (the "Financial Advisor"), dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair to the holders of shares of Company Common Stock from a financial point of view.

    Section 4.21  Absence of Questionable Payments.  Neither the Company nor any Company Subsidiary nor any director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act. Neither the Company nor any Company Subsidiary nor any current director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary, has accepted or received any unlawful contributions, payments, gifts or expenditures. The Company and each Company Subsidiary is in compliance with the provisions of Section 13(b) of the Exchange Act.

    Section 4.22  Insider Interests.  Except as set forth in the Company SEC Documents, no officer or director of the Company or any Company Subsidiary has any material interest in any property, real or personal, tangible or intangible, including inventions, patents, trademarks or trade names, used in or pertaining to the business of the Company or any Company Subsidiary.

    Section 4.23  Brokers or Finders.  Except for the Financial Advisor (whose fees shall be paid by the Company), neither the Company nor any Company Subsidiaries or their respective Affiliates has an obligation to pay any agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the Transactions except for the Financial Advisor. True and correct copies of all agreements between the Company and the Financial Advisor including any fee arrangements are included in Section 4.23 of the Company Disclosure Letter.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub represent and warrant to the Company that all of the statements contained in this Article 5 are true and correct:

    Section 5.1  Organization.  Each of Parent and Merger Sub is (a) a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) has all requisite corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties and assets except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has made available to the Company complete and correct copies of the certificate of its incorporation and bylaws, each as presently in effect. Merger Sub has conducted no business and has no operations other than in connection with this Agreement and the Transactions.

    Section 5.2  Capitalization.

  (a)
  The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 20,000,000 shares of Parent Preferred Stock. As of the close of business on June 26, 2001, (i) 36,440,000 shares of Parent Common Stock are issued and outstanding and no shares of Parent Preferred Stock are issued and outstanding, (ii) 123,500 shares of Parent Common Stock are issued and held in the treasury of the Company and no shares of Parent Preferred Stock are issued and held in the treasury of the Company, and (iii) 5,000,000 shares of Parent Common Stock are reserved for issuance upon exercise of Parent Options under Parent's 1999 Stock Option Plan, as amended. All the outstanding shares of Parent's and Merger Sub's

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    capital stock are, and all shares of Parent Common Stock which may be issued pursuant to the exercise of outstanding Parent Options will be, when issued in accordance with the respective terms of such Company Option and the shares of Parent Common Stock to be issued pursuant to the Merger will be, duly authorized, validly issued, fully paid and nonassessable.

  (b)
  Except as Parent has previously disclosed to the Company, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries.

    Section 5.3  Authorization, Validity of Agreement, Necessary Action.  Each Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of, and the performance by Parent and Merger Sub of their respective obligations under this Agreement and the consummation by each of Parent and Merger Sub of the Transactions, have been duly authorized by the Company's board of directors and, except for obtaining the approval of its stockholders as contemplated by Section 5.6, no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement or the consummation by it of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub, and, assuming due and valid authorization, execution and delivery by the Company, is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms.

    Section 5.4  Consents and Approvals, No Violations.  Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, the HSR Act, state securities or blue sky laws, the NNM and the filing of the Certificate of Merger, none of the execution or delivery by Parent or Merger Sub of, or performance by Parent or Merger Sub of its obligations under, this Agreement, the consummation by Parent or Merger Sub of the Transactions or compliance by Parent or Merger Sub with any of the provisions hereof will (a) conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws of Parent or Merger Sub; (b) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity; (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent, or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets, excluding from the foregoing clauses (b), (c) and (d) such violations, breaches or defaults which could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Parent.

    Section 5.5  Share Ownership.  Neither Parent nor Merger Sub beneficially owns any Shares.

    Section 5.6  Vote Required.  The affirmative vote of the holders of at least a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the Merger or adopt this Agreement (the "Parent Stockholder Approval") and no other vote of any class or series of Parent's capital stock is necessary to adopt or approve this Agreement or approve any of the Transactions.

    Section 5.7  Parent SEC Documents; Parent Financial Statements.  As of the date hereof, Parent has furnished or made available to the Company true and complete copies of all Parent SEC Documents. As of their respective filing dates, all such Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of such Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light

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of the circumstances in which they were made, not misleading, except to the extent corrected by a document subsequently filed with the SEC. The Parent Financial Statements comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and present fairly the consolidated financial position of Parent at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal audit adjustments). As of the date hereof, there has been no change in Parent accounting policies except as described in the notes to Parent Financial Statements.

    Section 5.8  Absence of Certain Changes.

  (a)
  Since the date of the most recent balance sheet included in the Parent Financial Statements (the "Parent Balance Sheet Date"), (i) Parent has conducted its business only in the ordinary and usual course consistent with past practice and (ii) there has not occurred any Material Adverse Effect on Parent.

  (b)
  Parent has not taken or approved any action, including the acceleration of vesting of any Parent Options or other rights to acquire shares of capital stock of Parent or any other action that could jeopardize the status of the Merger as a tax-free reorganization.

    Section 5.9  Litigation.  Except as disclosed in the Parent SEC Documents, as of the date hereof, there is no material action, suit or proceeding of any nature pending or to the knowledge of Parent threatened against its properties or assets or any of its officers or directors, in its respective capacities as such. As of the date hereof, there is no material investigation pending or to the knowledge of Parent threatened against Parent, any of its properties or assets or any of its officers or directors (in their capacities as such) by or before any Governmental Entity. There is no, and Parent does not know or have any reason to know of, any valid basis for any such action, proceeding or investigation. Parent is not in default under or in violation of, nor to Parent's knowledge is there any valid basis for any claim of default under or violation of, any commitment or restriction to which Parent is a party or by which it or its assets are bound. Parent is not subject to any judgment, order or decree which may have an adverse effect on its or the Surviving Corporation's business practices or on its or the Surviving Corporation's ability to acquire any property or conduct its business in any area. There are no controversies pending or, to the knowledge of Parent, threatened, which controversies have resulted, or could reasonably be expected to result, in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic.

    Section 5.10  Disclosure Documents.  None of the information supplied or to be supplied by Parent for inclusion in (i) the Joint Proxy Statement/Prospectus, or (ii) the Registration Statement, including the Joint Proxy Statement/Prospectus included therein, will, in the case of the Joint Proxy Statement/Prospectus, at the time of the mailing of the Joint Proxy Statement/Prospectus to stockholders of the Company or Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, in the case of the Registration Statement, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Registration Statement and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, except that no representation is made by Parent with respect to information supplied by the Company for inclusion therein and no representation is made by Parent with respect to any forward-looking information, budgets or projections which may have been supplied by Parent.

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    Section 5.11  No Undisclosed Liabilities.  Except (a) as disclosed in the Parent Financial Statements and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the Parent Balance Sheet Date, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that, individually or in the aggregate, have had, or could reasonably be expected to have, a Material Adverse Effect on the Parent.

    Section 5.12  Brokers or Finders.  Except for Wit Soundview Corporation (whose fees shall be paid by Parent), neither Parent nor any Parent Subsidiary or their respective Affiliates has an obligation to pay any agent, broker, investment banker, financial advisor or other firm or Person to any brokers' or finders' fee or any other commission or similar fee in connection with any of the Transactions.

ARTICLE 6
COVENANTS

    Section 6.1  Interim Operations of the Company.  The Company covenants and agrees that prior to the Effective Time, except (i) as expressly contemplated by this Agreement, (ii) as set forth in Section 6.1 of the Company Disclosure Letter or (iii) as agreed in writing by Parent (which agreement shall not be unreasonably withheld or delayed), after the date hereof:

  (a)
  the business of the Company and each Company Subsidiary shall be conducted only in the usual, regular and ordinary course and substantially in the same manner as heretofore conducted, and the Company and each Company Subsidiary shall use its commercially reasonable efforts to preserve its business organization intact, keep available the services of its current officers and employees and maintain its existing relations with franchisees, customers, suppliers, creditors, business partners and others having business dealings with it, to the end that the goodwill and ongoing business of each of them shall be unimpaired at the Effective Time;

  (b)
  neither the Company nor any Company Subsidiary shall: (i) amend its certificate of incorporation or bylaws or similar organizational documents, (ii) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock or Voting Debt, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or any Voting Debt, other than shares of Company Common Stock reserved for issuance on the date of this Agreement pursuant to the exercise of Company Options and purchase rights under the Company ESPP outstanding on the date of this Agreement, (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock, (iv) split, combine or reclassify any shares of any class or series of its stock or (v) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares other than share revesting arrangements entitling the Company to purchase shares from employees or consultants at their cost;

  (c)
  neither the Company nor any Company Subsidiary shall (i) incur or modify any indebtedness or other liability, other than in the ordinary course of business consistent with past practice or (ii) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business consistent with past practice;

  (d)
  neither the Company nor any Company Subsidiary shall (i) incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) modify the terms of any indebtedness or other liability, other than modifications of short term debt in the ordinary

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    course of business consistent with past practice; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in the ordinary course of business consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to or in wholly owned Company Subsidiaries); or (v) enter into any material commitment or transaction (including any capital expenditure or purchase, sale or lease of assets or real estate);

  (e)
  neither the Company nor any Company Subsidiary shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary course of business consistent with past practice; or

  (f)
  neither the Company nor any Company Subsidiary shall make or offer to make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants (other than normal recurring increases in wages to employees who are not officers or directors or Affiliates in the ordinary course of business consistent with past practice) or to Persons providing management services, or enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, Affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to a Company Benefit Plan or otherwise;

  (g)
  neither the Company nor any Company Subsidiary shall (i) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or Affiliate, (ii) pay, offer to pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or Affiliates of the Company or any Company Subsidiary of any amount relating to unused vacation days (except payments and accruals made in the ordinary course of business consistent with past practice), (iii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

  (h)
  neither the Company nor any Company Subsidiary shall permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to and the prior consent of Parent, except policies providing coverage for losses not in excess of $50,000;

  (i)
  neither the Company nor any Company Subsidiary shall enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with past practice;

  (j)
  neither the Company nor any Company Subsidiary shall revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practice or as required by a change in GAAP occurring after the date of this Agreement;

  (k)
  neither the Company nor any Company Subsidiary shall settle or compromise any pending or threatened suit, action or claim that (i) relates to the Transactions contemplated hereby or (ii) the settlement or compromise of which would involve more than $50,000 and does not obligate the Company to take or refrain from taking any action other than the payment of

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    such sum or that would otherwise be material to the Company and the Company Subsidiaries, considering the Company together with the Company Subsidiaries as a whole, or that relates to any matters concerning Company Intellectual Property;

  (l)
  neither the Company nor any Company Subsidiary shall pay, purchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the Financial Statements;

  (m)
  neither the Company nor any Company Subsidiary will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger);

  (n)
  neither the Company nor any Company Subsidiary will (i) change any of the accounting methods used by it unless required by a change in GAAP occurring after the date of this Agreement or (ii) make any material election relating to Taxes, change any material election relating to Taxes already made, adopt any material accounting method relating to Taxes, change any material accounting method relating to Taxes unless required by a change in GAAP or change in the Code or the regulations under the Code occurring after the date of this Agreement, enter into any closing agreement relating to Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

  (o)
  neither the Company nor any Company Subsidiary will take, or agree to commit to take, any action that could or would be reasonably expected to result in any of the conditions set forth in Article 8 not being satisfied, or would make any representation or warranty of the Company contained in this Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company, Parent or the Merger Sub to consummate the Merger in accordance with the terms thereof or materially delay such consummation; and

  (p)
  neither the Company nor any Company Subsidiary shall enter into any agreement, contract, commitment, understanding or arrangement with any officer or director of the Company or any Company Subsidiary with respect to any property, real or personal, tangible or intangible, including inventions, patents, trademarks or trade names, used in or pertaining to the business of the Company or any Company Subsidiary or modify, amend or terminate any such existing agreement, contract, commitment, understanding or arrangement; and

  (q)
  neither the Company nor any Company Subsidiary will enter into any agreement, contract, commitment, understanding or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

    Section 6.2  Access; Confidentiality.

  (a)
  The Company shall (and shall cause each Company Subsidiary to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent, full access during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Company shall (and shall cause each Company Subsidiary to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request. Unless otherwise required by law, Parent will hold any such information in confidence in accordance with the provisions of the Confidentiality Agreement.

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  (b)
  Parent shall afford to the officers, employees, accountants, counsel, financing sources and other representatives of the Company or any Company Subsidiary, full access during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, Parent shall furnish promptly to the Company (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as the Company may reasonably request. Unless otherwise required by law, the Company will hold any such information in confidence in accordance with the provisions of the Confidentiality Agreement.

    Section 6.3  Reasonable Efforts.

  (a)
  Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Parent, Merger Sub and the Company agree to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any applicable laws) to consummate the Merger and make effective the Merger and the other Transactions as promptly as practicable including, (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the other Transactions and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any third party or Governmental Entity, and (ii) the satisfaction of the other parties' conditions to Closing. In addition, no party hereto shall take any action after the date of this Agreement to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing. Notwithstanding the foregoing, or any other covenant herein contained, in connection with the receipt of any necessary approvals under the HSR Act, neither the Company nor any of the Company Subsidiaries shall be entitled to divest or hold separate or otherwise take or commit to take any action that limits Parent's or Merger Sub's freedom of action with respect of, or their ability to retain, the Company or any of the Company Subsidiaries or any material portions thereof or any of the businesses, product lines, properties or assets of the Company or any of its Subsidiaries, without Parent's prior written consent (which may be withheld in Parent's sole and absolute discretion).

  (b)
  Prior to the Closing, each party shall promptly consult with the other parties hereto with respect to, provide any necessary information with respect to, and provide the other parties (or their respective counsel) with copies of, all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement, the Merger and the other Transactions. Each party hereto shall promptly inform the other of any communication from any Governmental Entity regarding any of the Transactions. If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to any of the Transactions, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request. To the extent that transfers, amendments or modifications of permits (including environmental permits) are required as a result of the execution of this Agreement or consummation of any of the Transactions, the Company shall and shall cause the Company Subsidiaries to use commercially reasonable efforts to effect such transfers, amendments or modifications.

  (c)
  The Company and Parent shall file as soon as practicable notifications under the HSR Act and respond as promptly as practicable to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and respond as promptly as practicable to all inquiries and

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    requests received from any State Attorney General or other Governmental Entity in connection with antitrust matters. Concurrently with the filing of notifications under the HSR Act or as soon thereafter as practicable, the Company and Parent shall each request early termination of the HSR Act waiting period.

  (d)
  Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require Parent or Merger Sub to commence any litigation against any entity in order to facilitate the consummation of any of the Transactions.

    Section 6.4  No Solicitation of Competing Transaction.

  (a)
  During the period commencing on the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time, the Company and its Subsidiaries shall not, nor will they authorize or permit any of their respective officers or directors, or any investment banker, attorney or other advisor or representative retained by any of them to, nor will they authorize any of their respective Affiliates or employees to, directly or indirectly, (i) solicit, initiate, knowingly encourage or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal (it being understood and agreed that informing any Person as to the existence of these provisions, or requesting additional information regarding the terms and conditions of any Acquisition Proposal from the Person making such Acquisition Proposal, without in each case providing additional information, shall not constitute a discussion or negotiation in violation of this Section 6.4(a)), (iv) subject to the terms of Section 7.1(b) hereof, approve, endorse or recommend any Acquisition Proposal, or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption and approval of this Agreement and the approval of the Merger by the requisite vote of the stockholders of the Company, nothing in this Agreement (including the first sentence of this Section 6.4(a)) shall prohibit the Company from furnishing information regarding the Company or any of its Subsidiaries to, or entering into a confidentiality agreement with, or entering into or conducting discussions or negotiations with, any Person or Group in response to a Superior Proposal submitted by such Person or Group (and not withdrawn) if (v) neither the Company nor any representative of the Company and its Subsidiaries shall have violated any of the restrictions set forth above in this Section 6.4, (w) the board of directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under the DGCL, (x) three business days prior to furnishing any such information to, or entering into discussions or negotiations with, such Person or Group, the Company gives Parent written notice of the identity of such Person or Group and of the Company's intention to furnish information to, or enter into discussions or negotiations with, such Person or Group, (y) the Company receives from such Person or Group an executed confidentiality agreement at least as restrictive as the Confidentiality Agreement, and (z) contemporaneously with furnishing any such information to such Person or Group, the Company furnishes such information to Parent (to the extent such information has not been previously furnished by the Company to Parent). In addition, nothing in this Agreement shall prohibit the Company from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. The Company and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted

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    heretofore with respect to any Acquisition Proposal. Without limiting the generality of the foregoing, the parties hereto understand and agree that any violation of the restrictions set forth in this Section 6.4(a) by any officer or director of the Company or any of its Subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.4(a) by the Company. In addition to the foregoing, the Company shall (i) provide Parent with at least forty-eight hours prior notice (or such lesser prior notice as provided to the members of the board of directors of the Company, but in no event less than twelve hours unless the Company shall have previously notified Parent of a prior meeting of the board of directors of the Company to consider such Superior Proposal) of any meeting of the board of directors of the Company at which the board of directors of the Company is reasonably expected to consider a Superior Proposal, and (ii) provide Parent with at least three Business Days prior written notice (or such lesser prior notice as provided to the members of the board of directors of the Company) of a meeting of the board of directors of the Company at which the board of directors of the Company is reasonably expected to recommend a Superior Proposal to the stockholders of the Company and together with such notice a copy of the proposed form of agreement, letter of intent or other definitive document containing the terms and conditions of such Superior Proposal.

  (b)
  In addition to the obligations of the Company set forth in Section 6.4(a), the Company shall advise Parent, as promptly as practicable, and in any event within twenty four hours, orally and in writing, of (i) any request for information which the Company reasonably believes is likely to lead to an Acquisition Proposal or, (ii) any Acquisition Proposal, or (iii) any inquiry with respect to or which the Company reasonably believes could lead to any Acquisition Proposal, the (iv) material terms and conditions of any such request, Acquisition Proposal or inquiry, and (v) the identity of the Person or Group making any such request, Acquisition Proposal or inquiry. The Company shall keep Parent informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

  (c)
  Nothing in this Agreement shall prevent the board of directors of the Company from withholding, withdrawing, amending, modifying or changing its unanimous recommendation in favor of the adoption and approval of this Agreement and approval of the Merger if (i) a Superior Proposal is made to the Company and is not withdrawn, (ii) neither the Company nor any of its representatives shall have violated the terms of Section 6.4 hereof and the Company is not then in material breach of this Agreement, and (iii) the board of directors of the Company reasonably concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the withholding, withdrawal, amendment, modification or changing of such recommendation is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under DGCL with respect to such Superior Proposal; provided, however, that prior to publicly withholding, withdrawing, amending, modifying or changing its recommendation in favor of the adoption and approval of this Agreement and approval of the Merger, the Company shall have given Parent at least three (3) Business Days prior written notice (or such lesser prior notice as provided to the members of the board of directors of the Company) thereof and the opportunity to meet with the Company and its counsel. Nothing contained in this Section 6.4 shall limit the Company's obligation to hold and convene the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the board of directors of the Company shall have been withheld, withdrawn, amended, modified or changed pursuant hereto).

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    Section 6.5  Publicity.  The initial press release with respect to the execution of this Agreement shall be a joint press release reasonably acceptable to each of Parent and the Company. Thereafter, until the Effective Time, or the date this Agreement is terminated pursuant to Article 9 (whichever occurs first), neither the Company, Parent nor any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other Transactions without prior consultation with the other party, except as advised by outside counsel is required by law or by any listing agreement with a national securities exchange or trading market, in which case, prior consultation with the other party will be made to the extent reasonably practicable.

    Section 6.6  Notification of Certain Matters.  The Company shall give prompt notice to Parent, of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which caused or would reasonably be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in such a manner or to such an extent as would cause the condition to the obligation of Parent or Merger Sub set forth in Section 8.2(a) to fail to be satisfied, and (b) any material failure of the Company, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect the remedies of Parent.

    Section 6.7  Directors' and Officers' Insurance and Indemnification.

  (a)
  For six years after the Effective Time, Parent and the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided, that any such settlement is effected with the written consent of Parent or the Surviving Corporation) arising out of actions or omissions occurring at or prior to the Effective Time to the full extent required under applicable Delaware law, the terms of the Company's certificate of incorporation, bylaws or indemnity agreements in the form filed as exhibits to the Company SEC Documents, each as in effect at the date hereof; provided, that in the event any claim or claims are asserted or made within such three-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

  (b)
  Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance for a period of not less than six years after the Effective Date; provided, that Parent may substitute therefor policies of coverage and amounts containing terms no less favorable to such former directors or officers as currently in effect for directors and officers of Parent; provided, further, that in no event shall Parent or the Surviving Corporation be required to pay aggregate premiums for insurance under this Section 6.7(b) in excess of 125% of the aggregate premiums paid by Parent for coverage of its directors and officers in the twelve months prior to the date of this Agreement, on an annualized basis for such purpose; and provided, further, that if Parent or the Surviving Corporation is unable to obtain the amount of insurance required by this Section 6.7(b) for such aggregate premium, Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 125% of the aggregate premiums paid by Parent for coverage of its directors and officers in the twelve months prior to the date of this Agreement, on an annualized basis for such purpose.

  (c)
  The Surviving Corporation shall pay all expenses, including reasonable attorney's fees and costs, that may be incurred by any Indemnified Party in enforcing the indemnity contained in this Section 6.7.

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    Section 6.8  State Takeover Laws.  Notwithstanding any other provision in this Agreement, in no event shall the approval of the Transactions by the board of directors of the Company under Section 203 be withdrawn, revoked or modified by the board of directors of the Company. If any state takeover statute becomes or is deemed to become applicable to the Agreement, the acquisition of Shares pursuant to the Merger or the other Transactions, the Company or the applicable Company Subsidiary shall take all action necessary to render such statute inapplicable to all of the foregoing.

    Section 6.9  NNM Listing of Additional Shares Application.  Prior to the Effective Time, Parent shall, to the extent required by the rules of the NNM, notify the NNM of the shares of Parent Common Stock to be issued, and the shares of Parent Common Stock required to be reserved for issuance, in connection with the Merger, to the effect that such shares may be traded on the NNM immediately after the Effective Time (subject to compliance with Rule 145 under the Securities Act).

    Section 6.10  Termination of Company Benefit Plan.  Unless Parent agrees otherwise in writing, Company shall take all action necessary to terminate, or cause to be terminated, before the Effective Time, any Company Benefit Plan that is a 401(k) plan or other defined contribution retirement plan or employee stock purchase plan.

    Section 6.11  Employee Benefits.  As soon as practicable after the Effective Time, Parent shall provide the employees of the Company or any of the Company Subsidiaries who remain employed after the Effective Time (each, a "Transferred Company Employee" and collectively, the "Transferred Company Employees") with the types and levels of employee benefits maintained by Parent for similarly situated employees of Parent. Parent shall treat and cause its applicable benefit plans (including vacation policies) to treat the service of Transferred Company Employees with the Company or any Company Subsidiary prior to the Effective Time as service rendered to Parent or any affiliate of Parent for purposes of eligibility to participate, vesting and for other appropriate benefits (including, without limitation, applicability of minimum waiting periods for participation (but not for benefit accrual)). Transferred Company Employees shall also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Closing Date occurs to the extent that, following the Closing Date, they participate in any plan of Parent or subsidiaries of Parent for which deductibles and co-payments are requested.

ARTICLE 7
ADDITIONAL AGREEMENTS

    Section 7.1  Preparation of the Registration Statement and the Joint Proxy Statement/Prospectus; Stockholders' Meeting.

  (a)
  Joint Proxy Statement/Prospectus.  As soon as practicable following the date of this Agreement, Parent and the Company shall prepare the proxy statement/prospectus to be delivered to the stockholders of Parent and the Company in connection with the Merger (the "Joint Proxy Statement/Prospectus"), and Parent shall prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of Parent and the Company shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement/Prospectus or Registration Statement received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Registration Statement prior to filing such documents with the SEC, and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement

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    (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of both Parent and the Company, which approval shall not be unreasonably conditioned, withheld or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Registration Statement or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations; and provided further that the Company, in connection with a Change in the Company Recommendation, may amend or supplement the Joint Proxy Statement/Prospectus or Registration Statement (including by incorporation by reference) pursuant to a Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors' deliberations and conclusions to be accurately described. Parent will use commercially reasonable efforts to cause the Joint Proxy Statements/Prospectus to be mailed to Parent's stockholders, and the Company will use commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company's stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Merger and the Company shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise each other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Parent and the Company.

  (b)
  Company Stockholders' Meeting.

  (i)
  The Company shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, duly give notice of, convene and hold a meeting (the "Company Stockholders' Meeting") of its stockholders entitled to vote thereof in accordance with the DGCL for the purpose of obtaining the Company Stockholder Approval and shall, subject to the provisions of Section 6.4(b), through its board of directors, recommend to its stockholders the adoption of this Agreement.

  (ii)
  Subject to Section 6.4(c), the Company shall use its best efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger, and shall take all other actions necessary or advisable to secure the vote or consent of its stockholders required by the rules of The Nasdaq Stock Market, Inc. or DGCL to obtain such approvals. The Company may adjourn or postpone the Company Stockholders' Meeting (i) if and to the extent necessary to ensure that any

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      necessary supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the Company's stockholders in advance of a vote on this Agreement and the Merger, or (ii) if, as of the time for which the Company Stockholders' Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders' Meeting. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Stockholders' Meeting are solicited, in compliance with the DGCL, and the certificate of incorporation and bylaws of the Company, the rules of The Nasdaq Stock Market, Inc. and all other applicable legal requirements. Notwithstanding anything to the contrary contained in this Agreement, the Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this Section 7.1(b) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or a Change in the Company Recommendation.

    (iii)
    Unless the board of directors of the Company shall have withheld, withdrawn, amended, modified or changed its recommendation of this Agreement and the Merger in compliance with Section 6.4, (A) the board of directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting; (B) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the board of directors of the Company has unanimously recommended that the Company's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting; and (C) neither the board of directors of the Company nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Parent, the unanimous recommendation of the board of directors of the Company that the Company's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger. For all purposes of and under this Agreement, the foregoing recommendation of the board of directors of the Company shall be deemed to have been modified in a manner adverse to Parent if such recommendation by the board of directors of the Company or any committee thereof shall no longer be unanimous.

  (c)
  Parent Stockholders Meeting.  Parent shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, duly give notice of, convene and hold a meeting (the "Parent Stockholders' Meeting") of its stockholders entitled to vote thereof in accordance with the DGCL for the purpose of obtaining the Parent Stockholder Approval and shall, through its board of directors, recommend to its stockholders the adoption of this Agreement.

    Section 7.2  Tax Treatment.  Each of Parent, Company and their respective Subsidiaries shall use best commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and to obtain the opinions of counsel referred to in Sections 8.2(e) and 8.3(e). Neither Parent, nor Company, nor their respective Subsidiaries, shall take any action that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

    Section 7.3  Composition of Board of Directors of Parent.  Each of Parent, the Company Major Stockholders and the Parent Major Stockholders shall enter into a Board Composition Agreement, substantially in the form attached hereto as Exhibit A.

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ARTICLE 8
CONDITIONS

    Section 8.1  Conditions to Each Party's Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or Merger Sub, as the case may be, to the extent permitted by applicable law:

  (a)
  Stockholder Approval.  This Agreement shall have been adopted by the requisite vote of the holders of the shares of Company Common Stock and Parent Common Stock in order to consummate the Merger under applicable Law, the certificate of incorporation of the Company and Parent and, in the case of Parent, the rules of the NNM.

  (b)
  Statutes; Court Orders.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding the consummation of the Merger.

  (c)
  HSR Approval.  The applicable waiting period under the HSR Act shall have expired or been terminated.

  (d)
  Registration Statement.  The Registration Statement shall have become effective under the Securities Act and no stop order or proceedings seeking a stop order shall be threatened in writing by the SEC or shall have been initiated by the SEC.

  (e)
  Nasdaq Listings.  The shares of Parent Common Stock issuable to the stockholders of Company as contemplated by Article 3 shall have been approved for listing on the NNM, subject to official notice of issuance.

    Section 8.2  Conditions to Parent's and Merger Sub's Obligations to Effect the Merger.  The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent and Merger Sub, to the extent permitted by applicable law.

  (a)
  Representations and Warranties.  Disregarding all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained therein, the representations and warranties of the Company set forth in Article 4 shall be true and correct as if made on and as of the Effective Time (other than representations and warranties that speak only as of a specified date; which shall be true and correct as of such specified date), except as does not constitute, individually or in the aggregate, a Material Adverse Effect on the Company.

  (b)
  Covenants.  The Company shall have complied in all material respects with its obligations under this Agreement.

  (c)
  No Material Adverse Change.  At any time after the date of this Agreement there shall not have occurred any Material Adverse Effect on the Company.

  (d)
  Officer's Certificate.  Parent shall have received an officer's certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Company to the effect that the conditions set forth in Sections 8.2(a), (b) and (c) have been satisfied.

  (e)
  Tax Opinion.  Parent shall have received an opinion of Brobeck, Phleger & Harrison LLP, in form and substance reasonably satisfactory to Parent, dated as of the date during which the Effective Time occurs, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code.

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    In rendering such opinion, Brobeck, Phleger & Harrison, LLP will receive and may rely upon representations contained in certificates of Company, Parent and Merger Sub, and the parties agree to provide Brobeck, Phleger & Harrison, LLP with such certificates as Brobeck, Phleger & Harrison, LLP may reasonably request in connection with rendering its opinion.

    Section 8.3  Conditions to Company's Obligations to Effect the Merger.  The obligations of Company to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Company, to the extent permitted by applicable law.

  (a)
  Representations and Warranties.  Disregarding all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained therein, the representations and warranties of Parent and Merger Sub set forth in Article 5 shall be true and correct as if made on and as of the Effective Time (other than representations and warranties that speak only as of a specified date; which shall be true and correct as of such specified date), except as does not constitute, individually or in the aggregate, a Material Adverse Effect on Parent.

  (b)
  Covenants.  Each of Parent and Merger Sub shall have complied in all material respects with its obligations under this Agreement.

  (c)
  No Material Adverse Change.  At any time after the date of this Agreement there shall not have occurred any Material Adverse Effect on Parent.

  (d)
  Officer's Certificate.  Company shall have received an officer's certificate duly executed by the Chief Financial Officer of Parent to the effect that the conditions set forth in Sections 8.3(a), (b), and (c) have been satisfied.

  (e)
  Tax Opinion.  Company shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in form and substance reasonably satisfactory to Company, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, Wilson Sonsini Goodrich & Rosati Professional Corporation, will receive and may rely upon representations contained in certificates of Company, Parent, Merger Sub and others, and the parties agree to provide Wilson Sonsini Goodrich & Rosati Professional Corporation, with such certificates as Company counsel may reasonably request in connection with rendering its opinion.

ARTICLE 9
TERMINATION

    Section 9.1  Termination.  This Agreement may be terminated or abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

  (a)
  By the mutual written consent of Parent and the Company:

  (b)
  By either of the Company or Parent,

  (i)
  if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use commercially reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

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    (ii)
    if the Merger shall not have been consummated by November 30, 2001; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

    (iii)
    if at a Parent Stockholders' Meeting convened and held pursuant to this Agreement, the Parent Stockholder Approval shall not have been obtained; or

    (iv)
    if at a Company Stockholders' Meeting convened and held pursuant to this Agreement, the Company Stockholder Approval shall not have been obtained.

  (c)
  By the Company:

  (i)
  if Parent or Merger Sub shall have breached any of their respective representations, warranties, covenants or other agreements contained in this Agreement such that the conditions to the obligations of the Company to consummate the Merger set forth in Section 8.3(a) would fail to be satisfied as of the time of such breach, which breach cannot be or has not been cured within thirty days after the giving of written notice by the Company to Parent or Merger Sub, as applicable; or

  (ii)
  if after (A) complying with the provisions of Section 6.4(b) and (B) paying the Termination Fee to Parent, the Company pursues a Superior Proposal or Acquisition Proposal.

  (d)
  By Parent (on behalf of itself and Merger Sub):

  (i)
  if, prior to the Effective Time, the Company's board of directors shall have, whether or not permitted by this Agreement, made a Change in the Company Recommendation; or

  (ii)
  if prior to the Effective Time, the Company shall have breached any representation, warranty, covenant or other agreement of the Company contained in this Agreement such that the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 8.2(a) would fail to be satisfied as of the time of such breach, which breach cannot be or has not been cured within thirty days after the giving of written notice by Parent to the Company.

    Section 9.2  Effect of Termination.  In the event of the termination of this Agreement, there shall be no liability on the part of any party to this Agreement except (a) for fraud or for willful material breach of this Agreement prior to such termination or abandonment of the Transactions and (b) for Sections 6.4, 9.1 and 9.2 and Article 10.

    Section 9.3  Method of Termination.  This Agreement may be terminated only upon receipt of notice from the party desiring to terminate this Agreement that (a) states that it is terminating this Agreement, (b) specifies the section or sections of this Agreement pursuant to which such termination is being effected and (c) recites that such termination has been approved by proper action of the board of directors of such party to this Agreement.

ARTICLE 10
MISCELLANEOUS

    Section 10.1  Fees and Expenses.

  (a)
  Except as specifically provided to the contrary in this Agreement, including Section 10.1(b), all costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses.

  (b)
  If

  (i)
  after complying with Section 9.1(c)(ii), the Company shall enter into an agreement which accepts or implements such Superior Proposal; or

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    (ii)
    Parent shall terminate this Agreement pursuant to Section 9.1(d)(i);

then the Company shall pay to Parent an amount equal to the Termination Fee plus Parent Expenses. The Termination Fee and Parent's good faith estimate of the Parent Expenses shall be paid by wire transfer of immediately available funds concurrently with the execution of an agreement referred to in Section 10.1(b)(i) or within one Business Day of receipt of notice of any termination referred to in Section 10.1(b)(ii), whichever shall first occur.

  (c)
  If this Agreement is terminated pursuant to Section 9.1(b)(iii), then within one Business Day of such termination, Parent shall pay to the Company the Company Expenses. The Company's good faith estimate of the Company Expenses shall be made by wire transfer of immediately available funds.

  (d)
  If (i) this Agreement is terminated pursuant to Section 9.1(b)(iv), then within one Business Day of such termination, the Company shall pay to Parent the Parent Expenses and (ii) prior to such termination there shall have existed an Acquisition Proposal and if within nine months of such termination, the Company accepts such Acquisition Proposal, the Company shall, concurrently with accepting such Acquisition Proposal, pay to Parent the Termination Fee. The Termination Fee and Parent's good faith estimate of the Parent Expenses shall be made by wire transfer of immediately available funds.

    Section 10.2  Amendment and Modification.  Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company, by written agreement of the parties, by action taken by their respective boards of directors at any time prior to the Closing Date with respect to any of the terms contained in this Agreement; provided, however, that after the approval of this Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce the amount or change the form of the consideration payable pursuant to Article 3.

    Section 10.3  Non-survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. The preceding sentence shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

    Section 10.4  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an internationally recognized overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)
  if to Parent or Merger Sub, to:

ValueClick, Inc.
4360 Park Terrace Drive, Suite 100
Westlake Village, California 91361
Attention: President and Chief Executive Officer
Telecopy No.: (818) 575-4508
with a copy (which shall not constitute notice) to:
Brobeck, Phleger & Harrison LLP
550 South Hope Street
Los Angeles, California 90017
Attention: Kenneth R. Bender

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Telecopy No.: (213) 239-1324
and
if to the Company, to:
Mediaplex, Inc.
177 Steuart Street, Suite 200
San Francisco, California 94105
Attention: Scott Barlow, General Counsel
Telecopy No.: (415) 808-1999
with a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention: Aaron J. Alter
Telecopy No.: (650) 493-6811

    Section 10.5  Counterparts.  This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

    Section 10.6  Entire Agreement; No Third Party Beneficiaries.  This Agreement, the Voting Agreements, and the Confidentiality Agreement (including the documents and the instruments referred to herein and therein): (a) constitute the entire agreement and supersede all prior agreements, negotiations, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, and (b) except as provided in Article 2 and Section 6.7 are not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies hereunder.

    Section 10.7  Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

    Section 10.8  Governing Law.  This Agreement and the Merger shall be governed by and construed in accordance with the laws of the State of Delaware.

    Section 10.9  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each party unconditionally and irrevocably waives and agrees not to assert any right it may have to trial by jury in connection with this agreement or any of the transactions.

    Section 10.10  Extension, Waiver.  At any time prior to the Effective Time, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the

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other parties to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to Section 10.2, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

    Section 10.11  Assignment.  Neither this Agreement not any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written content of the other parties to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

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    IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

VALUECLICK, INC.
By:	/s/ SAMUEL J. PAISLEY Name: Samuel J. Paisley Title: Chief Operating Officer
MARS ACQUISITION CORP.
By:	/s/ SAMUEL J. PAISLEY Name: Samuel J. Paisley Title: President and Chief Executive Officer
MEDIAPLEX, INC.
By:	/s/ TOM A. VADNAIS Name: Tom A. Vadnais Title: Chief Executive Officer

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ANNEX B

    June 27, 2001

Board of Directors
ValueClick, Inc.
4360 Park Terrace Drive, Suite 100
Westlake Village, CA 91361

Dear Members of the Board:

    We understand that ValueClick, Inc., a Delaware corporation ("ValueClick" or the "Company"), Mediaplex Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company ("Merger Sub"), and Mediaplex, Inc., a Delaware corporation ("Mediaplex" or the "Target") are considering entering into an agreement and plan of merger substantially in the form of the draft dated June 17, 2001 (the "Draft Merger Agreement") pursuant to which, among other things, Merger Sub shall be merged with and into Target in a transaction (the "Merger") in which each share of Common Stock, par value of $0.0001 per share, of Target, subject to the conditions and limitations set forth in the Draft Merger Agreement, shall be converted into the right to receive 0.4113 shares (the "Exchange Ratio") of Common Stock, par value of $0.001 per share, of the Company. The terms and conditions of the Merger are more fully set forth in the Draft Merger Agreement, a copy of which has been furnished to us.

    You have requested the opinion of Wit SoundView Corporation ("Wit"), as investment bankers, as of this date, as to the fairness, from a financial point of view, to the Company of the Exchange Ratio.

    In conducting our analysis and arriving at our opinion as expressed herein, we have, among other things:

(i)
reviewed the Draft Merger Agreement and the accompanying exhibits and the specific terms of the Merger set forth therein, and have assumed that the executed merger agreement and accompanying exhibits will not vary in any regard that is material to our analysis;

(ii)
reviewed the Company's financial and operating information for each of the fiscal year periods ended December 31, 1998, 1999 and 2000 and the three month period ended March 31, 2001, as stated in filings with the Securities and Exchange Commission;

(iii)
reviewed the Company's internal financial and operating information for each of the one month periods ended April 30, 2001 and May 31, 2001, as provided by the Company's management;

(iv)
reviewed the Target's financial and operating information for each of the fiscal year periods ended December 31, 1998, 1999 and 2000 and the three month period ended March 31, 2001, as stated in filings with the Securities and Exchange Commission;

(v)
reviewed the Target's internal financial and operating information for each of the one month periods ended April 30, 2001 and May 31, 2001, as provided by the Target's management;

(vi)
reviewed certain financial and operating information relating to the businesses, operations and prospects of the Company, including forecasts and projections, provided to us by the management of the Company;

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(vii)
reviewed certain financial and operating information relating to the businesses, operations and prospects of the Target, including forecasts and projections, provided to us by the management of the Target;

(viii)
reviewed certain publicly available financial information relating to certain other companies we deemed to be reasonably similar to the Company and the Target, respectively, and the trading markets for certain of such companies' securities;

(ix)
reviewed the financial terms of the Merger and compared them with the financial terms, to the extent publicly available, of certain recent merger and acquisition transactions that we deemed relevant;

(x)
conducted discussions with certain members of senior management of the Company and the Target concerning their respective business and operations, assets, present condition and future prospects; and

(xi)
performed such other analysis, examinations and procedures, reviewed such other agreements and documents, and considered such other factors as we have deemed, in our sole judgment, to be necessary, appropriate or relevant to render the opinion set forth herein.

    We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion is necessarily based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

    In arriving at our opinion, we have not made, obtained or assumed any responsibility for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of either the Company or the Target. We have assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by us in arriving at our opinion and have not attempted independently to verify, or undertaken any obligation to verify, such information. We have further relied upon the assurances of the management of the Company that they were not aware of any facts that would make such information inaccurate or misleading. In addition, we have assumed that the forecasts and projections provided to Wit by the Company and the Target represent the best currently available estimates and judgments of the Company's and the Target's respective management as to the future financial condition and results of operations of the Company and the Target, and have assumed that such forecasts and projections have been reasonably prepared based on such currently available estimates and judgments. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based.

    Wit does not express any opinion as to the price at which the Company's stock will trade prior to or subsequent to the closing of the Merger. This letter does not constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company, does not address the underlying business decision of the Board of Directors of the Company to proceed with or effect the Merger, or constitute a recommendation to the stockholders of the Company as to how such stockholders should vote or as to any other action such stockholders should take regarding the Merger.

    Wit, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have been engaged to render the financial opinion as expressed herein and we will receive a fee upon delivery of this opinion. In the past, Wit and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. We also, from time to time, may in the future perform certain financial advisory services for the Company or the Target for which we may

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receive a fee. In the ordinary course of business, we may actively trade the securities of the Company or the Target for our own account and for the accounts of our customers and, accordingly, may at any time hold a short or long position in such securities. The Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

    This letter and the opinion expressed herein has been prepared for the confidential use and benefit of the Board of Directors of the Company in its consideration of the Merger, supercedes any previously rendered opinion and may not be reproduced, summarized, described or referred to or given to any other person or otherwise made public without our prior written consent, except the Company may include this opinion in its entirety in any proxy statement or information statement relating to the transaction sent to the Company's stockholders.

    Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

Very truly yours, WIT SOUNDVIEW CORPORATION
By:	/s/ VITO A. SPERDUTO Name: Vito A. Sperduto Title: Principal

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ANNEX C

June 29, 2001

Personal and Confidential

Board of Directors
Mediaplex, Inc.
177 Steuart Street
San Francisco, CA 94105

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of Mediaplex, Inc. (the "Company") of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger (the "Agreement") to be entered into among the Company, ValueClick, Inc. ("Parent") and Mediaplex Acquisition Corporation, a wholly-owned subsidiary of Parent ("Merger Sub"). The Agreement provides for the merger (the "Merger") of Merger Sub with and into the Company pursuant to which, among other things, each share of common stock of the Company will be converted into the right to receive 0.4113 (the "Exchange Ratio") shares of common stock of Parent. The Merger and the other transactions contemplated in the Agreement are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray"), as a customary part of our investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee from the Company for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. We make a market in the common stock of the Company, have written research reports on the Company during the last 12 months, and acted as co-manager for the initial public offering of common stock of the Company in November 1999. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. We have reviewed the draft dated June 21, 2001 of the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Parent, including information provided during discussions with the management of each company. In addition, we have compared certain financial data of the Company and Parent with various other companies whose securities are traded in public markets, reviewed prices and premiums paid in certain other business combinations and conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

We have relied upon and assumed the accuracy and completeness of the financial statements and other information provided by the Company and Parent or otherwise made available to us and have not assumed responsibility independently to verify such information. We have further relied upon the assurances of the Company's and Parent's respective management that the information provided has been prepared on a reasonable basis in accordance with industry practice, and, with respect to financial planning data, reflects the best currently available estimates and judgment of the Company's and Parent's respective management and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have assumed that that the Transaction will qualify as a reorganization under the United States Internal Revenue Code. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither

C–1

the Company nor Parent is party to any pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Transaction or in the ordinary course of business. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or Parent.

We have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have also assumed the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company or Parent, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which the Company, Parent or any of their respective affiliates is a party or may be subject and, at the Company's direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters. We were not requested to and did not provide advice concerning the structure, the specific amount of the consideration or any other aspects of the Transaction, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expression of interest from any other parties with respect to any alternative transaction. We have assumed that the terms of the Transaction are the most beneficial terms from the Company's perspective that could under the circumstances be negotiated among the parties to the Transaction, and no opinion is expressed as to whether any alternative transaction might produce consideration for the Company's stockholders in excess of the amount contemplated in the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of common stock of the Company or Parent have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Except with respect to the use of this opinion in connection with the prospectus/proxy statement relating to the Merger, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the holders of common stock of the Company as of the date hereof.

Sincerely,

/s/ U.S. BANCORP PIPER JAFFRAY INC.

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Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law (the "DGCL") permits indemnification of a corporation's officers and directors under certain conditions and subject to certain limitations. Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the DGCL.

    Article VII, Section I of the Amended and Restated Bylaws of ValueClick, Inc., a Delaware corporation (the "Registrant"), provides that the Registrant will indemnify its directors and executive officers to the fullest extent permitted by the DGCL. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was director or officer of the Registrant (or was serving at the Registrant's request as a director or officer of another corporation) shall be paid by in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the DGCL.

    As permitted by Section 102(b)(7) of the DGCL, Article VIII of the Registrant's Amended and Restated Certificate of Incorporation provides that its directors shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit.

    The Registrant has entered into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses). The indemnification agreements provide for the Registrant to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant a statement or statements that reasonably evidences such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

    The Registrant has purchased directors' and officers' liability insurance.

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Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Document
2.1(1)	Agreement and Plan of Merger, dated as of July 1, 2001, by and among ValueClick, Inc. ("ValueClick"), Mars Acquisition Corporation and Mediaplex, Inc. ("Mediaplex").
3.1(2)	Amended and Restated Certificate of Incorporation of ValueClick.
3.2(2)	Amended and Restated Bylaws of ValueClick.
4.1(2)	Specimen stock certificate for the ValueClick common stock.
5.1	Opinion of Brobeck, Phleger & Harrison LLP regarding the validity of the securities to be issued.
8.1	Opinion of Brobeck, Phleger & Harrison LLP regarding the tax matters.
8.2	Opinion of Wilson Sonsini Goodrich & Rosati regarding the tax matters.
10.1†	Form of Voting Agreement by and between Mediaplex and ValueClick stockholders.
10.2†	Voting Agreement dated July 1, 2001 between ValueClick and Gregory R. Raifman.
10.3†	Voting Agreement dated July 1, 2001 between ValueClick and Jon L. Edwards.
10.4†	Voting Agreement dated July 1, 2001 between ValueClick and Pequot Offshore Private Equity Fund, Inc.
10.5†	Voting Agreement dated July 1, 2001 between ValueClick and Pequot Private Equity Fund, L.P.
10.6†	Voting Agreement dated July 1, 2001 between ValueClick and McCann-Erickson Worldwide.
10.7(2)	Form of Indemnification Agreement by and between ValueClick and directors and executive officers.
10.8(2)	Deed of Assignment, dated January 1, 1999, by and between Web-Ignite Corporation and the Registrant.
10.9(2)	Trademark Assignment, dated as of May 1, 1998 from Web-Ignite Corporation to the Registrant.
10.10(2)	Exchange Agreement, dated December 31, 1998, by and between the Registrant and ValueClick, LLC.
10.11(2)	Bill of Sale and Assignment and Assumption of Liabilities, dated December 31, 1998.
10.12(2)	Loan and Share Issuance Agreement, dated October 22, 1998, by and between ValueClick, LLC and Jonathan Hendriksen.
10.13(2)	License and Option Agreement, dated January 1, 1999, by and between ValueClick, LLC and ValueClick Japan, Inc. in effect from January 1, 1999 to December 17, 1999.
10.14(2)	Stock Purchase Agreement, dated August 6, 1999, by and between Jonathan Hendriksen and Timothy Williams and the Registrant.
10.15(2)	Share Purchase Agreement, dated December 31, 1999, by and between the Registrant and Steve Umberger.
10.16(2)	License Agreement, dated August 17, 1999, between the Registrant and ValueClick Europe, Limited.
10.17(2)	1999 Stock Option Plan, as amended, and form of option agreement.
10.18(2)	Key Employee Agreement between the Registrant and Kurt A. Johnson.
10.19(2)	Key Employee Agreement between the Registrant and James R. Zarley.
10.20(2)	Key Employee Agreement between the Registrant and Earle A. Malm II.
10.21(2)	Key Employee Agreement between the Registrant and John H. Schwenk.
10.22(2)	Form of Employee Confidentiality, Noncompetition and Invention Agreement between ValueClick and each of its directors and officers and certain employees.
10.23(2)	Sublease, dated April 1, 1999, between QAD, Inc. and the Registrant.
10.24(2)	Lease, dated August 30, 1999, between William D. and Edna J. Wright, dba South Coast Business Park and the Registrant.
10.25(2)	Service Agreement, dated August 17, 1999, between SoftAware, Inc. and the Registrant.
10.26(2)	Service Agreement, dated June 8, 1999, between Verio and the Registrant.
10.27(2)	Loan and Security Agreement, dated October 21, 1999, between Silicon Valley Bank and the Registrant.
10.28(2)	Intellectual Property Security Agreement, dated October 21, 1999, between Silicon Valley Bank and the Registrant.

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10.29(2)	Share Purchase Agreement, dated as of December 31, 1999 between the Registrant and Todd Treusdell.
10.30(2)	Share Purchase Agreement, dated as of December 31. 1999, between the Registrant and James R. Zarley.
10.31(2)	Share Purchase Agreement dated as of December 31, 1999, between the Registrant and Brian Coryat.
10.32(2)	Common Stock and Warrant Purchase Agreement, dated January 11, 2000, between the Registrant and DoubleClick Inc.
10.33(2)	Form of Common Stock Purchase Warrant dated February 28, 2000 and issued to DoubleClick Inc.
10.34(2)	Investor Rights Agreement dated as of February 28, 2000 between the Registrant and DoubleClick Inc.
10.35(2)	Voting Agreement dated February 28, 2000 among the Registrant, Michael J. Bueno, Brian Coryat, Steven J. Umberger, and James R. Zarley and DoubleClick Inc.
10.36(2)	Registration Rights Agreement dated February 28, 2000 between the Registrant and DoubleClick Inc.
10.37(2)	Intercompany License Agreement dated December 17, 1999, between the Registrant and ValueClick Japan, Inc.
10.38(2)	Stock Purchase Agreement, dated January 20, 2000, between Jonathan Hendriksen and Timothy Williams and the Registrant.
10.39(2)	Employment Agreement dated as of February 14, 2000 between the Registrant and Earle Malm.
10.40(3)	Sublease, dated June 1, 2000, between Coyote Network Systems, Inc. and the Registrant.
10.41(3)	Lease, dated September 12, 2000, between Manrock LLC and the Registrant.
10.42†	Form of Board Composition Agreement between the Registrant and Mediaplex, Inc.
10.43†	Form of Consulting Agreement, between ValueClick, Inc. and Gregory R. Raifman.
10.44	Form of Employment Agreement, between Mediaplex, Inc. and Tom Vadnais, as amended.
21.1(3)	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, with respect to ValueClick, Inc.
23.2	Consent of PricewaterhouseCoopers LLP, with respect to Mediaplex, Inc.
23.3†	Consent of Wit SoundView Corporation.
23.4†	Consent of US Bancorp Piper Jaffray Inc.
23.5	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
23.6	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 8.1).
23.7	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 8.2).
24.1†	Power of Attorney.
99.1†	Form of proxy for special meeting of stockholders of ValueClick, Inc.
99.2†	Form of proxy for special meeting of stockholders of Mediaplex, Inc.

†
Previously filed.

(1)
Included as Annex A to the Joint Proxy Statement/Prospectus included in Part I of this registration statement.

(2)
Incorporated by reference from Registration Statement No. 333-88765, as amended, originally filed by ValueClick with the Securities and Exchange Commission on October 12, 1999.

(3)
Incorporated by reference from the exhibits to the Form 10-K filed by ValueClick with the Securities and Exchange Commission on April 2, 2001 (File No. 000-30135).

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(b) Schedules

The required schedules are set forth at page ____ and in the Joint Proxy Statement/Prospectus included in Part I of this registration statement.

(c) Reports, Opinions or Appraisals

The opinion of Wit SoundView and US Bancorp Piper Jaffray are attached as Annex B and Annex C, respectively, to the Joint Proxy Statement/Prospectus included in Part I of this registration statement.

Item 22. Undertakings

    (a) The Registrant hereby undertakes:

      (1) to file, during any period in which offers or sales are being made, a post effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement (or the most recent post effective amendment thereof); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) that, for purposes of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) to remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, State of California, on September 25, 2001.

VALUECLICK, INC.
By:	/s/ KURT A. JOHNSON Kurt A. Johnson Chief Financial Officer

    Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

JAMES R. ZARLEY* James R. Zarley	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	September 25, 2001
BRIAN CORYAT* Brian Coryat	Founder and Director	September 25, 2001
EARLE A. MALM II* Earle A. Malm II	Vice Chairman of the Board of Directors	September 25, 2001
/s/ KURT A. JOHNSON Kurt A. Johnson	Chief Financial Officer (Principal Financial and Accounting Officer)	September 25, 2001
DAVID S. BUZBY* David S. Buzby	Director	September 25, 2001
Jeffrey E. Epstein	Director

II–5

MARTIN T. HART* Martin T. Hart	Director	September 25, 2001
Robert D. Leppo	Director
Barry Salzman	Director
STEVEN J. UMBERGER* Steven J. Umberger	Director	September 25, 2001

*By:	/s/ KURT A. JOHNSON Kurt A. Johnson ATTORNEY-IN-FACT

II–6

QuickLinks

JOINT PROXY STATEMENT-PROSPECTUS To the stockholders of each of ValueClick, Inc. and Mediaplex, Inc.
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF VALUECLICK, INC. , 2001 at 10:00 a.m. local time
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF MEDIAPLEX, INC. , 2001 at 10:00 a.m. local time
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY OF THIS JOINT PROXY STATEMENT/PROSPECTUS
SELECTED HISTORICAL SUMMARY FINANCIAL DATA
ValueClick Selected Historical Financial Data
Mediaplex Selected Historical Financial Data
Summary Unaudited Pro Forma Combined Condensed Consolidated Financial Data
UNAUDITED COMPARATIVE PER SHARE DATA
RISK FACTORS
Risks Associated With the Merger
Risks Relating to the Operations of ValueClick and Mediaplex Following the Merger
THE SPECIAL MEETINGS
THE MERGER
THE MERGER AGREEMENT
RELATED AGREEMENTS
VALUECLICK MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ValueClick Unaudited Quarterly Results of Operations (In thousands, except per share data)
MEDIAPLEX MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Mediaplex Unaudited Quarterly Results of Operations (In thousands, except per share data)
VALUECLICK'S BUSINESS
MEDIAPLEX'S BUSINESS
VALUECLICK'S MANAGEMENT
Executive Compensation Table
VALUECLICK'S PRINCIPAL STOCKHOLDERS
MEDIAPLEX'S MANAGEMENT
Summary Compensation Table
MEDIAPLEX'S PRINCIPAL STOCKHOLDERS
MEDIAPLEX RELATED PARTY TRANSACTIONS
DESCRIPTION OF VALUECLICK CAPITAL STOCK
COMPARISON OF RIGHTS OF VALUECLICK STOCKHOLDERS AND MEDIAPLEX STOCKHOLDERS
LEGAL MATTERS
EXPERTS
STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
TRADEMARKS
INDEX TO FINANCIAL STATEMENTS
VALUECLICK, INC.
MEDIAPLEX, INC.
INTRODUCTION TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ValueClick, Inc. Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet June 30, 2001
ValueClick, Inc. Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations for the six-month period ended June 30, 2001
ValueClick, Inc. Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations for the year ended December 31, 2000
VALUECLICK, INC. NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
VALUECLICK, INC. CONSOLIDATED BALANCE SHEETS
VALUECLICK, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
VALUECLICK, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
VALUECLICK, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE II VALUECLICK, INC. VALUATION AND QUALIFYING ACCOUNTS
VALUECLICK, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
VALUECLICK, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)
VALUECLICK, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
VALUECLICK, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
REPORT OF INDEPENDENT ACCOUNTANTS
MEDIAPLEX, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except per share amounts)
MEDIAPLEX, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands except per share data)
MEDIAPLEX, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
MEDIAPLEX, INC. SUPPLEMENTAL DISCLOSURE OF CASH FLOWS (in thousands)
MEDIAPLEX, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MEDIAPLEX NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MEDIAPLEX, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited in thousands except share and per share amounts)
MEDIAPLEX, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands except per share data)
MEDIAPLEX, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands)
MEDIAPLEX, INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
  ANNEX A
AGREEMENT AND PLAN OF MERGER
ARTICLE 1 DEFINITIONS AND INTERPRETATION
ARTICLE 2 THE MERGER
ARTICLE 3 EFFECTS OF THE MERGER ON THE COMPANY'S CAPITAL STOCK; EXCHANGE OF CERTIFICATES
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE 6 COVENANTS
ARTICLE 7 ADDITIONAL AGREEMENTS
ARTICLE 8 CONDITIONS
ARTICLE 9 TERMINATION
ARTICLE 10 MISCELLANEOUS
  ANNEX B
  ANNEX C
Part II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES